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2013 ANNUAL REPORT AND PROXY


SeaChange®



*providing transformative and monetizable personalized video experiences in the home and **everywhere, any time on any device** through innovative software*

financial *highlights*



NON-GAAP OPERATING INCOME*
$20,206
$17,666
$15,890
NON-GAAP OPERATING INCOME PER SHARE*
0.63
0.53
0.48
TOTAL REVENUE*
$173,655
$164,792
$157,188
CASH AND INVESTMENTS
$86,196
$93,780
$120,932
FY'11
FY'12
FY'13

*After discontinued operations. All numbers in thousands, except diluted non-GAAP operating income per share.

LETTER FROM THE CEO

Dear Fellow Shareholders,

In last year's letter to you, I outlined an ambitious transformation strategy for SeaChange that I had announced at the start of Fiscal 2013. Today, I am pleased to report that we have delivered a year of valuable accomplishments that enhanced our position in the global marketplace.

1. SeaChange became a software company. By May 2012, we successfully divested the non-core Broadcast Servers and Storage business and the Media Services business for a sale price of over $33 million, allowing us to focus on our core software business.

2. We focused on core service provider customers. Our emphasis led to design wins with six new service providers in Europe and the Americas, as well as a number of design wins from our existing customer base.

3. We focused on next generation products. We achieved 40 design wins for our Adrenalin video platform including the launch of Liberty Global's high profile Project Horizon across Europe. Along with VOO, a leading service provider in Belgium, SeaChange won the 2013 Cable Europe Innovation award for the launch of the VOOmotion service, based on Adrenalin's multi-screen capabilities and our Nitro subscriber experience. Our Nucleus Soft Box gateway won a Telco TV Vision Award for Best Innovation in Customer Premises Equipment. Our advertising products won an EMMY® Award earlier this year and we are anticipating new design wins for our video-on-demand advertising product in Europe.

4. We streamlined our operations. Through a combination of divestitures of non-core assets and cost reductions, we reduced our overall headcount by over 400 positions and our overall operating expenses decreased by more than $18 million relative to Fiscal 2012.

Our actions delivered strong financial results. Revenue of $157.2 million was within our guidance of $155 to $159 million, and we recorded non-GAAP operating income of $0.48 per share. Our cash balance grew 29 percent over Fiscal 2012 to $120.9 million. Our position today underscores our more efficient operations, as well as the growing contribution from our delivery of new software solutions and associated licensing to offset the decline in legacy products.

Enabling a New Television Era

True to our name, SeaChange has transformed dramatically during Fiscal 2013 to usher in an exciting new television era with our customers.

Service providers have firmly embraced Internet Protocol technologies and augmented the broadband pipeline to ensure their role as the premier suppliers of multi-screen television for the rapidly expanding appetite of video consumers. Around the world, cable and telco television subscribers are reaping the benefits and incorporating their tablets, smartphones, connected TVs, game consoles, PCs and other IP-ready video devices into their top-quality viewing experience at home and taking it with them on the road, too. By 2020, people will consume seven hours of multi-screen video daily – and 77% of all this viewing will be on-demand.*

Now, as a lean and highly nimble software and services company, SeaChange has successfully implemented Internet technologies throughout our products to advance the multi-device television streaming, subscriber experiences and advertising business of our core service provider customers. Our newest generation of software solutions – Adrenalin video platform, Nucleus gateway, Infusion advanced advertising platform and Nitro subscriber experience – are enabling our global video-on-demand and advertising customer base to go to multiple screens with their business.

Our strategy is opening doors onto opportunities with new types of customers including IPTV service providers and mobile network operators. As the market's experience with our open and flexible solutions is beginning to demonstrate, every type of service provider can capitalize on every subscriber touch-point with high quality content and advertising.

Executing for Growth

SeaChange has established a strategic plan for Fiscal 2014, which is aimed at enabling growth while maintaining our low cost structure. Our primary actions include:

1. Upgrading existing cable customers to our best-in-class, next generation Adrenalin and Infusion solutions.

2. Replacing competitors' legacy deployments with Adrenalin and Infusion.

3. Continuing design wins with service providers for our Nucleus gateway.

4. Developing new, related businesses in certain identified areas that can be scaled to multiple service providers in Fiscal 2015 and 2016. Examples of this are content management and cloud-based services offerings.

5. Expanding within the telco/IPTV/mobile service provider space.

6. Expanding our efforts in sales and marketing during Fiscal 2014 to grow in other major geographies — Asia, Middle East and Africa.

SeaChange participates in a highly competitive and dynamic marketplace where the customer's business models and technology requirements continue to evolve. However, our plan is rooted in the strength of our optimism about the service provider demand for our new products. Following our year of dramatic transformation, I am pleased that SeaChange is positioned with these customers to orchestrate a major shift in the business of television to serve subscribers on any device, anywhere, at any time.

Thank you for your continued support.



Raghu Rau
Chief Executive Officer
SeaChange International, Inc.



Video Shakes Up the IP Edge – A Bell Labs study on rising video demand and its impact on broadband IP networks (2012)

SEACHANGE INTERNATIONAL, INC.
50 Nagog Park
Acton, Massachusetts 01720

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 17, 2013

The Annual Meeting of Stockholders of SeaChange International, Inc. ("SeaChange" or the "Company") will be held at SeaChange's offices, located at 50 Nagog Park, Acton, Massachusetts 01720, on Wednesday, July 17, 2013 at 10:00 a.m., local time, to consider and act upon each of the following matters:

1. To elect the nominees named in the proxy statement to the Board of Directors to serve for three-year terms as Class II Directors.

2. To conduct an advisory vote on the compensation of the Company's named executive officers.

3. To approve an amendment and restatement of the Company's 2011 Compensation and Incentive Plan.

4. To ratify the appointment of the Company's independent registered public accounting firm.

5. To transact such other business as may properly come before the meeting and any adjournments thereof.

Stockholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on May 20, 2013, the record date fixed by the Board of Directors for such purpose.

IF YOU PLAN TO ATTEND:

Please call Jim Sheehan at 978-889-3064 if you plan to attend. Please bring valid picture identification, such as a driver's license or passport. Stockholders holding stock in brokerage accounts ("street name" holders) will also need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, cell phones, recording devices and other electronic devices will not be permitted at the meeting.

By Order of the Board of Directors



David McEvoy
Senior Vice President, General Counsel and Secretary

Acton, Massachusetts
May 23, 2013

Whether or not you expect to attend the meeting, please complete, date and sign the enclosed proxy and mail it promptly in the enclosed envelope to ensure representation of your shares. No postage need be affixed if the proxy is mailed in the United States. If you are the registered holder of the shares, you may rather choose to vote via the Internet or by telephone. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by telephone. Please refer to the enclosed form for instructions.

2013 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT

TABLE OF CONTENTS

[This page intentionally left blank.]

SEACHANGE INTERNATIONAL, INC.
50 Nagog Park
Acton, Massachusetts 01720

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 17, 2013

May 23, 2013

Proxies in the form enclosed with this proxy statement are solicited by the Board of Directors (the "Board") of SeaChange International, Inc. ("SeaChange" or the "Company") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Wednesday, July 17, 2013, at 10:00 a.m., local time, at SeaChange's offices, located at 50 Nagog Park, Acton, Massachusetts 01720.

Only stockholders of record as of the close of business on May 20, 2013 (the "Record Date") will be entitled to vote at the Annual Meeting and any adjournments thereof.

SeaChange is pleased to take advantage of the U.S. Securities and Exchange Commission (the "SEC") rules that allow companies to furnish their proxy materials over the Internet. We believe that this process allows SeaChange to provide its stockholders with the information they need in a timelier manner, while reducing the environmental impact and lowering the costs of printing and distributing its proxy materials.

As a result, SeaChange is mailing to most of its stockholders of record entitled to vote at the annual meeting on or about June 5, 2013, a Notice Regarding the Availability of Proxy Materials (sometimes referred to as the "Notice") instead of a paper copy of this proxy statement and SeaChange's 2013 Annual Report. The Notice contains instructions on how to access those documents over the Internet. The balance of SeaChange's stockholders entitled to vote at the annual meeting will be mailed on or about June 5, 2013 a printed copy of the proxy materials together with a copy of the Notice.

Information Regarding Voting and Proxies

Stockholders may vote in one of the following three ways:

(1) if you receive a copy of the proxy materials by mail, by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage paid envelope by return mail;

(2) by completing a proxy using the toll-free telephone number listed on the proxy card or Notice; or

(3) by completing a proxy on the Internet at the address listed on the proxy card or Notice.

Any proxy may be revoked by a stockholder at any time before its exercise by either delivering written revocation or a later dated proxy to the Secretary of SeaChange, entering a new vote by Internet or telephone, or attending the Annual Meeting of Stockholders and voting in person. **Only your latest dated proxy will count.**

All properly completed proxy forms returned in time to be cast at the Annual Meeting will be voted. With respect to the election of the Class II Directors, any stockholder submitting a proxy has a right to withhold authority to vote for a nominee by indicating this in the space provided on the proxy. The stockholders will also consider and vote upon an advisory vote on the compensation of the Company's named executive officers, the approval of SeaChange's Amended and Restated 2011 Compensation and Incentive Plan, and the ratification of the selection of SeaChange's independent registered public accounting firm. Where a choice has been specified on the proxy card with respect to each proposal, the shares represented by the proxy will be voted in accordance with your specifications. If no specification is indicated on the proxy card, the shares represented by the proxy will be voted **FOR** the nominees named herein for election to the Board of Directors to serve as Class II Directors, **FOR** approval of the compensation of the Company's named executive officers, **FOR** approval of the amendment and restatement of SeaChange's 2011 Compensation and Incentive Plan, and **FOR** the ratification of the selection of SeaChange's independent registered public accounting firm.

A majority-in-interest of the outstanding shares represented at the Annual Meeting in person or by proxy shall constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Directors are elected by a plurality of the votes cast by stockholders entitled to vote at the meeting. On all other matters being submitted to stockholders, an affirmative vote of at least a majority of the shares present, in person or represented by proxy, and voting on that matter is required for approval or ratification. An automated system administered by SeaChange's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately. Abstentions, as well as broker "non-votes" are not considered to have been voted for such matters and have the practical effect of reducing the number of affirmative votes required to achieve a majority for such matters by reducing the total number of shares from which the majority is calculated.

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any other matter should be presented at the Annual Meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as proxies and in accordance with the SEC's proxy rules. See "Stockholder Proposals" herein at page 9. The persons named as proxies, Raghu Rau and David McEvoy, were selected by the Board of Directors and are officers of SeaChange.

OWNERSHIP OF SECURITIES

Securities Ownership Of Certain Beneficial Owners And Management

The following table sets forth information regarding the beneficial ownership of SeaChange common stock as of May 20, 2013 by:

- each person or entity who is known by SeaChange to beneficially own more than 5% of the common stock of SeaChange;
- each of the directors of SeaChange and each of the executive officers of SeaChange named in the Summary Compensation Table on page 29; and
- all of the directors and executive officers of SeaChange as a group.

Except for the named executive officers and directors, none of these persons or entities has a relationship with SeaChange, except as disclosed below under "Certain Relationships and Related Transactions." Unless otherwise indicated, the address of each person or entity named in the table is c/o SeaChange International, Inc., 50 Nagog Park, Acton, Massachusetts 01720, and each person or entity has sole voting power and investment power (or shares such power with his or her spouse), with respect to all shares of capital stock listed as owned by such person or entity.

The number and percentage of shares beneficially owned is determined in accordance with the rules of the SEC, and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and also any shares of common stock underlying restricted stock units ("RSUs"), options or warrants that are exercisable by that person within 60 days of May 20, 2013. However, these shares underlying options or warrants are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Percentage of beneficial ownership is based on 32,742,205 shares of SeaChange's common stock outstanding as of May 20, 2013.

Name	Amount and Nature of Beneficial Ownership[1]	Percent of Common Stock Outstanding
Raghu Rau	632,478	*
Michael D. Bornak[2]	51,666	*
David McEvoy	4,167	*
Anthony Dias[3]	5,499	*
Ira Goldfarb[4]	1,384	*
Steven Davi[5]	350	*
Mary Palermo Cotton	78,500	*
Thomas F. Olson	146,893	*
Edward Terino	61,000	*
Carmine Vona	106,377	*
Steven Craddock	—	*
Starboard Value LP[6] 599 Lexington Avenue, 20th Floor New York, NY 10022	2,868,198	8.8%
Pinnacle Associates, Ltd.[7] 335 Madison Avenue, Suite 1100 New York, NY 10017	2,674,754	8.2%
Dimensional Fund Advisors LP[8] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,136,184	6.5%
Blackrock, Inc.[9] 40 East 52nd Street New York, NY 10022	1,717,846	5.2%
All executive officers and directors as a group (11 persons)[10]	1,088,314	3.3%

* Less than 1%

(1) Includes shares of Common Stock which have not been issued but are subject to options which either are presently exercisable or will become exercisable within sixty days of May 20, 2013, as follows: Mr. Rau, 548,890 shares; Mr. Bornak 50,000 shares; Mr. McEvoy 1,667 shares; Ms. Cotton, 5,000 shares; Mr. Olson, 48,338 shares; and Mr. Vona, 15,000 shares. Includes RSUs that will have vested within sixty days of May 20, 2013, as follows: Mr. Rau, 6,000 RSUs; Mr. McEvoy, 2,500 RSUs; and Mr. Terino, 6,000 RSUs. Includes Mr. Bornak's 1,666 RSUs that will vest on July 2, 2013 in conjunction with his termination of employment from the Company effective May 31, 2013.

(2) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Bornak has resigned, effective May 31, 2013, and will cease to be an employee and executive officer of SeaChange effective May 31, 2013.

(3) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Dias was appointed interim Chief Financial Officer, Treasurer and Senior Vice President effective June 1, 2013.

(4) As disclosed in SeaChange's Form 8-K filed August 3, 2012, Mr. Goldfarb left SeaChange, effective August 3, 2012. Mr. Goldfarb is a named executive officer for the fiscal year ended January 31, 2012, but is no longer an executive officer or employee of SeaChange as of August 3, 2012.

(5) Mr. Davi left SeaChange, effective November 16, 2012. Mr. Davi is no longer an executive officer or employee of SeaChange as of November 16, 2012.

(6) Based on information contained in an amended Schedule 13D/A filed on January 28, 2013, (i) Value and Opportunity Fund had beneficial ownership of 2,394,782 shares, (ii) Starboard LLC had beneficial ownership of 33,927 shares, (iii) Starboard Value LP, as the holder of 439,489 shares and the investment manager of Value and Opportunity Fund and Starboard LLC, may be deemed to have beneficial ownership of 2,868,198 shares, (iv) Starboard Value GP, as the general partner of Starboard Value LP, may be deemed to have beneficial ownership and voting and dispositive control over the shares held by Value and Opportunity Fund, Starboard LLC, and Starboard Value LP, (v) Principal Co, as a member of Starboard Value GP, may be deemed to have beneficial ownership and voting and dispositive control over the shares held by Value and Opportunity Fund, Starboard LLC, and Starboard Value LP, and (vi) Principal Co GP, as the general partner of Principal Co, may be deemed to have beneficial ownership and voting and dispositive control over the shares held by Value and Opportunity Fund, Starboard LLC and Starboard Value LP. In addition, as members of Principal Co GP and the Management Committees of Starboard Value GP and Principal Co GP, Jeffrey C. Smith, Mark Mitchell, and Peter A. Feld, a former SeaChange director, may each be deemed to share beneficial ownership and voting and dispositive control of the shares held by Value and Opportunity Fund, Starboard LLC and Starboard Value LP.

(7) According to an amended Schedule 13G/A filed on February 13, 2013, Pinnacle Associates, Ltd. shares voting power and shares dispositive power with respect to all of the above-mentioned shares with its clients.

(8) According to an amended Schedule 13G/A filed on February 11, 2013, Dimensional Fund Advisors LP may be deemed to have sole voting power with respect to 2,088,389 of the above-mentioned shares and sole dispositive power over all of the above-mentioned shares. Dimensional Fund Advisors LP serves as investment advisor to four investment companies and serves as investment manager to certain other commingled group trusts and investment accounts, which own the above-mentioned shares. Dimensional Fund Advisors LP disclaims beneficial ownership of such shares.

(9) According to a Schedule 13G filed on January 30, 2013, BlackRock, Inc. may be deemed to have sole voting power and sole dispositive power with respect to all of the above-mentioned shares which were acquired by the following BlackRock, Inc. subsidiaries: BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock Asset Management Canada Limited, BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., and BlackRock Japan Co. Ltd.

(10) This group is comprised of those individuals named in the Summary Compensation Table on page 29, the remaining executive officers of SeaChange and those persons who were directors of SeaChange as of May 20, 2013. Includes an aggregate of 685,061 shares of Common Stock which the directors and executive officers, as a group, have the right to acquire by exercise of stock options or will acquire upon vesting of RSUs within sixty days of May 20, 2013. Includes an aggregate of 16,166 RSUs held by directors and executive officers, as a group that will have vested within sixty days of May 20, 2013.

PROPOSAL NO. I

ELECTION OF DIRECTORS

SeaChange's Board of Directors currently consists of six members, five of whom are independent, non-employee directors. The Board of Directors is divided into three classes. Each class is elected for a term of three years, with the terms of office of the directors in the respective classes expiring in successive years. The present term of the current Class II Directors, Messrs. Terino and Craddock, expires at the Annual Meeting. The Board of Directors, based on the recommendation of the Corporate Governance and Nominating Committee, has nominated Messrs. Terino and Craddock for re-election as a Class II Directors. The Board of Directors knows of no reason why either of these nominees should be unable or unwilling to serve, but if that should be the case, proxies will be voted for the election of some other person, or for fixing the number of directors at a lesser number. Messrs. Terino and Craddock have each consented to being named in this proxy statement as a nominee to be a Class II Director and to serving in that capacity, if elected.

The Board of Directors unanimously recommends a vote "FOR" the Nominees listed below.

The following table sets forth, for the Class II nominees to be elected at the Annual Meeting and each of the other current directors, the year the nominee or director was first appointed or elected a director, the principal occupation of the nominee or director during at least the past five years, any other public company boards on which the nominee or director serves or has served in the past five years, the nominee's or director's qualifications to serve on the Board and the age of the nominee or director. In addition, included in the information presented below is a summary of each nominee's or director's specific experience, qualifications, attributes and skills that led the Board to the conclusion that he or she should serve as a director.

Class II Directors (Terms Expire at 2013 Annual Meeting) and Nominees

Nominee's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
Edward Terino (2010)	Director Edward Terino, 59, has served as a director of our Board of Directors since July 2010, where he is Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Terino has served as President of GET Advisory Service LLC, a strategic and financial management consulting firm focused on the technology and maritime industries since March 2009. Mr. Terino is also a founder of Novium Learning, Inc., a start-up vocational educational publishing company based in Wellesley, Massachusetts. Since March 2010, Mr. Terino has served as a director of Baltic Trading Ltd., a NYSE listed international dry bulk shipping company (NYSE:BALT), where he is the Chairman of the Audit Committee and a member of the Compensation Committee. Since October 2012, Mr. Terino has served as a director of Extreme Networks, Inc., a NASDAQ listed network switching and services company (NASDAQ:EXTR), where he is a member of the Audit Committee. From April 2007 through February 2012, Mr. Terino served as a director of S1 Corporation, a NASDAQ listed internet banking and payments software company (NASDAQ:SONE), where he was Chairman of the Audit Committee and a member of the Compensation Committee. In February 2012, S1 Corporation was acquired by ACI Worldwide, Inc. From November 2009 to November 2010, Mr. Terino served as a director of Phoenix Technologies Ltd., a NASDAQ listed BIOS software company (NASDAQ:PTEC), where he was the Chairman of the Audit Committee and a member of the Compensation Committee. In November 2010, Phoenix Technologies Ltd. was acquired by Marlin Equity Partners. From October 1999 to March 2006, Mr. Terino served as a director of EBT International Inc., a NASDAQ listed web content management software company (NASDAQ:EBTI), where he was Chairman of the Audit Committee and a member of the Compensation Committee. From July 2005 through December 2008, Mr. Terino was Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd., a NYSE listed international seaborne transporter of crude oil and petroleum products (NYSE:ATB). In December 2008 Arlington Tankers Ltd. merged with General Maritime Corporation. From September 2001 to June 2005, Mr. Terino was Senior Vice President, Chief Financial Officer, and Treasurer of Art Technology Group, Inc., a NASDAQ listed eCommerce software company (NASDAQ:ARTG). Prior to 2001, Mr. Terino held senior financial and operational management positions over a 15 year period with several publicly traded technology and educational publishing companies. Mr. Terino began his career at Deloitte & Touche and spent 9 years in their consulting services organization. Mr. Terino earned a BS degree in Management from Northeastern University and he earned a MBA from Suffolk University. Currently Mr. Terino is a founding donor and member of the Advisory Board for the Center for Innovation and Change Leadership at Suffolk University. Mr. Terino contributes experience as a "financial expert" in mergers and acquisitions, in cost restructurings, investor relations, and in implementing financial measures and controls in software companies.

Nominee's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
Steven Craddock (2012)	Director Steven C. Craddock, 64, has served as a member of our Board of Directors since August 2012. Since March 2011, Mr. Craddock has served as a member of the Board of Directors of MaxLinear, a provider of integrated radio-frequency analog and mixed signal semiconductor SoC solutions for broadband communications applications. Since July 2008, Mr. Craddock has served as President of The Del Ray Group, LLC, a private consulting firm advising companies on strategic and technology developments in the cable television and telecommunications markets. From November 2006 until June 2008, Mr. Craddock served as Senior Vice President, Technology, for Comcast Corporation, a provider of entertainment, information, and communications products and services. From June 1994 until November 2006, he served as Senior Vice President, New Media Development for Comcast. From June 2002 until its acquisition by Zoran Corporation in December 2010, Mr. Craddock served as a director of Microtune, Inc., a provider of high-performance radio frequency tuners and transceivers. Mr. Craddock is a licensed professional engineer and holds a Bachelor of Science in civil engineering and electrical engineering from Virginia Military Institute. Mr. Craddock has extensive financial and business expertise, including a diversified background in the cable television and telecommunications industries.

Class III Directors (Terms Expire at 2014 Annual Meeting)

Nominee's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
Thomas F. Olson (2001)	Chairman of the Board of Directors Thomas F. Olson, 64, has served as a Director of SeaChange since May 2001 and as Chairman since November 2011. In addition, from January 1999 to December 2003, Mr. Olson served as the Chief Executive Officer of National Cable Communications, a company specializing in cable television advertising time sales. From January 1995 to May 1998, Mr. Olson was Managing Partner of National Cable Communications. Mr. Olson served as Chief Executive Officer of Katz Media Group, a radio, broadcast television and cable television national sales representation firm, from August 1994 to May 1998. Mr. Olson was with Katz Media Group for 23 years. Since 2005, Mr. Olson has also served on the board of Sarkes Tarzian, Inc., a private company that owns and operates television and radio stations. Mr. Olson contributes valuable executive experience within the cable and broadcast television industry and the advertising industry, and with the issues confronting companies within these industries.
Mary Palermo Cotton (2004)	Director Mary Palermo Cotton, 55, has served as a Director of SeaChange since September 2004. Currently Ms. Cotton is Chief Executive Officer of iDirect Technologies, a leading provider of satellite based IP communications technology. Previously, Ms. Cotton was a Senior Vice President of SAP, an enterprise software provider, as a result of SAP's June 2006 acquisition of Frictionless Commerce. Prior to the acquisition, Ms. Cotton had been the Chief Executive Officer of Frictionless Commerce, a company providing supplier relationship management software, since February 2005. From February 2003 to July 2004, Ms. Cotton was a Senior Advisor to Aspen Technology, a software service provider, and previously served as Aspen's Chief Operating Officer from January 2001 to January 2003. Ms. Cotton additionally served on the Board of Directors of Precise Software Solutions from June 2000 to June 2003 when Precise Software Solutions was acquired by VERITAS Software. Ms. Cotton contributes extensive executive experience in the global software industry as well as extensive financial reporting expertise.

Class I Directors (Terms Expire at 2015 Annual Meeting)

Director's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
Raghu Rau (2010)	Chief Executive Officer and Director Raghu Rau, 64, became interim Chief Executive Officer of SeaChange in November 2011, and was appointed permanent Chief Executive Officer on May 1, 2012. He joined the SeaChange Board of Directors in July 2010. Mr. Rau previously held a number of senior leadership positions at Motorola, Inc., from 1992 to 2008, and previously served on the Board of Directors of Microtune, Inc., from May 2010 to December 2010, which was then acquired by Zoran Corporation. Mr. Rau has served on the Board of Directors of Aviat Networks, Inc., a leader in wireless transmission systems, since November 2010. Mr. Rau is currently a Class III Director, but has been nominated for election as Class I Director at the 2012 Annual Meeting. Mr. Rau contributes valuable executive experience as the Chief Executive Officer of SeaChange as well as prior experience in the areas of managing a rapidly expanding business, the integration of strategic acquisitions and joint ventures, and the implementation of corporate strategy.
Carmine Vona (1995)	Director Carmine Vona, 75, has served as a Director of SeaChange since January 1995. In addition, since December 2001, Mr. Vona has served as a director of Metrosoft, Inc., a New Jersey based company specializing in providing software products to the mutual funds industry, having also served as its Chief Executive Officer from December 2001 through December 2002 and as its Chairman from December 2001 through December 2010. From 1996 through 2009, Mr. Vona also served as the President and Chief Executive Officer of Vona Information Systems, Inc., a consulting firm specializing in technical software architectures for the financial industry. From August 2000 to December 2002, Mr. Vona served as a member of the Board of Directors of E-LAB, an Italian bank wholly owned by Banca INTESA. From November 1969 to June 1996, Mr. Vona was employed by Bankers Trust Co., during which time he held positions as Executive Vice President and Senior Managing Director for worldwide technology. From August 1986 to June 1996, Mr. Vona was Chairman of BT-FSIS, a software development company and a wholly-owned subsidiary of Bankers Trust Co. As a partner and manager of two real estate companies and consultant to several others, Mr. Vona is currently engaged in the analysis and evaluation of real estate development and investment opportunities. Mr. Vona contributes extensive experience in software development, front and back-office re-engineering and risk management, and in the formulation, execution and control of entity-wide software strategies.

Arrangements or Understandings Regarding the Selection of Certain Directors

On June 3, 2010, SeaChange entered into an agreement (the "First Ramius Agreement") with Ramius Value and Opportunity Master Fund Ltd., funds managed by it and certain of its affiliates including Ramius LLC (collectively, "Ramius"), as further described in the Current Report on Form 8-K filed by SeaChange with the Securities and Exchange Commission on June 3, 2010. Pursuant to the First Ramius Agreement, in exchange for certain agreements by Ramius with respect to the 2010 and 2011 Annual Meetings, SeaChange agreed, among other things, to nominate Mr. Terino for election to the Board as a Class II Director at the 2010 Annual Meeting and to elect Mr. Rau to the Board to serve as a Class III Director (with a term to expire at the 2011 Annual Meeting). The First Ramius Agreement also provides that if Mr. Terino were to resign or be removed as a director prior to our 2013 Annual Meeting, Ramius has the ability to recommend a replacement director.

On December 16, 2010, SeaChange entered into an agreement (the "Second Ramius Agreement") with Ramius, as further described in the Current Report on Form 8-K filed by SeaChange with the Securities and

Exchange Commission on December 16, 2010. Pursuant to the Second Ramius Agreement, in exchange for certain agreements by Ramius with respect to the 2011 Annual Meeting, SeaChange agreed, among other things, to reconstitute the Board such that Mr. Vona became a Class I director with a term expiring at the Company's 2012 Annual Meeting, to appoint Mr. Feld as a Class III director and to nominate Messrs. Rau and Feld for election at the 2011 Annual Meeting as Class III directors (with terms to expire at the 2014 Annual Meeting).

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

Determination of Director Independence

The Board of Directors has determined that Messrs. Craddock, Olson, Terino and Vona and Ms. Cotton are "independent" directors, meeting all applicable independence requirements of the SEC, including Rule 10A-3(b)(1) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Marketplace Rules of The Nasdaq Stock Market ("NASDAQ"). In making this determination, the Board of Directors affirmatively determined that none of such directors has a relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that neither the identification in 2010 of Mr. Terino as director nominee by Ramius nor the terms of either the First Ramius Agreement or the Second Ramius Agreement precluded a determination that Mr. Terino qualified as "independent".

Stockholder Proposals

Proposals of stockholders intended to be presented at the 2014 Annual Meeting of Stockholders must be received no later than the close of business on February 5, 2014 at SeaChange's principal executive offices in order to be included in the SeaChange proxy statement for that meeting. Any such stockholder proposals should be submitted to SeaChange International, Inc., 50 Nagog Park, Acton, Massachusetts, 01720, Attention: Secretary. Under the By-Laws of SeaChange, stockholders who wish to make a proposal at the 2014 Annual Meeting — other than one that will be included in SeaChange's proxy materials — must notify SeaChange no earlier than January 6, 2014, and no later than February 5, 2014. If a stockholder who wishes to present a proposal fails to notify SeaChange by February 5, 2014, the stockholder will not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of the By-Laws of SeaChange, the proposal is brought before the meeting, then under the SEC's proxy rules the proxies solicited by management with respect to the 2014 Annual Meeting will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules.

In order to curtail controversy as to the date on which a proposal will be marked as received by SeaChange, it is suggested that stockholders submit their proposals by Certified Mail — Return Receipt Requested.

Availability of Corporate Governance Documents

SeaChange's Code of Ethics and Business Conduct ("Ethics Policy") for all directors and all employees of SeaChange, including executive officers, and the charters for the Audit, Compensation, Corporate Governance and Nominating Committees of the Board of Directors are available on SeaChange's website at *www.schange.com* under the "Corporate Governance" section of the "Investor Relations" link. SeaChange will ensure that amendments, if any, to these documents are disclosed and posted on this website within four (4) business days of any such amendment.

Board Meetings

The Board of Directors of SeaChange met nine times and acted by written consent four times during the fiscal year ended January 31, 2013. During the fiscal year ended January 31, 2013, each director attended at least 75% of the total number of meetings of the Board of Directors and meetings of all the committees of the Board on which they serve. SeaChange has a policy that its Board of Directors attend SeaChange's Annual Meeting of Stockholders. Last year, all of the directors attended the Annual Meeting of Stockholders that was held on July 18, 2012.

Board Leadership Structure

The Board of Directors has appointed an independent director to serve as Chairman of the Board of Directors. The Board has adopted this structure to strike an effective balance between management and independent leadership participation in the Board process. The function of the Chairman is to set the agenda for Board meetings and to facilitate and improve communication between the independent directors and SeaChange by serving as the interface between SeaChange's Chief Executive Officer, senior management and the independent directors. The Chairman works with the chairperson of the Compensation Committee, if a separate person, to establish goals for the Chief Executive Officer each fiscal year and conducts the annual Chief Executive Officer evaluation. Mr. Olson currently serves as the Chairman and as Chairman of the Compensation Committee.

Board Oversight of Risk

The Board oversees the business and strategic risks of SeaChange. The Audit Committee oversees financial reporting and compliance risks confronting SeaChange. The Compensation Committee oversees risks associated with SeaChange's compensation policies and practices, including performance-based compensation and change in control plans. The Corporate Governance and Nominating Committee oversees risks relating to corporate governance and the process governing the nomination of members of the Board.

SeaChange provides a detailed description of the risk factors impacting its business in its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q filed with the SEC.

Board Committees

The Board has a standing Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee. The members of each committee are appointed by the Board based on the recommendation of the Corporate Governance and Nominating Committee. The members are set forth below in this proxy statement. Actions taken by any committee of the Board are reported to the Board, usually at the next Board meeting following a committee meeting. Each of these standing committees is governed by a committee-specific charter that is reviewed periodically by the applicable committee pursuant to the rules set forth in each charter. The Board annually conducts a self-evaluation of each of its committees. All members of all committees are independent directors.

Audit Committee

The Audit Committee members are Messrs. Terino (Chairman), Craddock, and Vona and Ms. Cotton each of whom meet the independence requirements of the SEC and NASDAQ, as described above. In addition, SeaChange's Board has determined that each member of the Audit Committee is financially literate and that Mr. Terino satisfies the requirement of the Marketplace Rules applicable to NASDAQ-listed companies that at least one member of the Audit Committee possess financial sophistication and that Mr. Terino is an "audit committee financial expert" as defined in the rules and regulations promulgated under the Exchange Act. The Audit Committee's oversight responsibilities include matters relating to SeaChange's financial disclosure and reporting process, including the system of internal controls, the performance of SeaChange's internal audit function, compliance with legal and regulatory requirements, and the appointment and activities of SeaChange's independent auditors. The Audit Committee met seven times during fiscal year 2013. The responsibilities of the Audit Committee and its activities during fiscal year 2013 are more fully described in the Audit Committee Report contained in this proxy statement.

Compensation Committee

The Compensation Committee members are Messrs. Olson (Chairman), Craddock, and Terino and Ms. Cotton, each of whom meet the independence requirements of the SEC and NASDAQ, as described above. Among other things, the Compensation Committee determines the compensation, including stock options, RSUs and other equity compensation, of SeaChange's management and key employees, administers and makes recommendations concerning SeaChange's equity compensation plans, and ensures that appropriate succession planning takes place for all levels of management, department heads and senior management. The Compensation Committee met five times and acted by unanimous written consent six times during fiscal year 2013. The responsibilities of the Compensation Committee and its activities during fiscal year 2013 are more fully described in the Compensation Discussion and Analysis contained in this proxy statement.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee members are Messrs. Vona (Chairman) and Olson and Ms. Cotton, each of whom meet the independence requirements of the SEC and NASDAQ, as described above. The Corporate Governance and Nominating Committee is responsible for oversight of corporate governance at SeaChange, recommending to the Board of Directors persons to be nominated for election or appointment as directors of SeaChange and monitoring compliance with SeaChange's Code of Ethics and Business Conduct. The Corporate Governance and Nominating Committee identify Board candidates through numerous sources, including recommendations from existing Board members, executive officers, and stockholders of SeaChange. Additionally, the Corporate Governance and Nominating Committee may identify candidates through engagements with executive search firms. The Corporate Governance and Nominating Committee met six times and acted by unanimous written consent one time during fiscal year 2013.

Qualifications of Director Candidates

In evaluating the suitability of individuals for Board membership, the Corporate Governance and Nominating Committee takes into account many factors, including whether the individual meets the requirements for independence, his or her professional expertise and educational background, and the potential to contribute to the diversity of viewpoints, backgrounds or experiences of the Board as a whole including diversity of experience, gender, race, ethnicity and age. The Corporate Governance and Nominating Committee evaluates each individual in the context of the entire Board, with the objective of recommending nominees who can best further the success of SeaChange's business and represent stockholder interests. The Corporate Governance and Nominating Committee does not assign specific weights to particular criteria for prospective nominees. SeaChange believes that the backgrounds and qualifications of directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities. As part of the consideration in fiscal year 2013 by the Corporate Governance and Nominating Committee of candidates for election to the Board, these criteria were reviewed. No changes to these criteria were recommended as a result of such review.

Procedures for Stockholders to Recommend Director Candidates

Stockholders wishing to suggest candidates to the Corporate Governance and Nominating Committee for consideration as potential director nominees may do so by submitting the candidate's name, experience, and other relevant information to the SeaChange Corporate Governance and Nominating Committee, 50 Nagog Park, Acton, Massachusetts 01720. SeaChange stockholders wishing to nominate directors may do so by submitting a written notice to the Secretary of SeaChange at the same address in accordance with the nomination procedures set forth in SeaChange's By-Laws. The procedures are summarized in this proxy statement under the heading "Stockholder Proposals." The Secretary will provide the notice to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee do not distinguish between nominees recommended by stockholders and other nominees. All nominees must meet, at a minimum, the qualifications described in "Qualifications of Director Candidates" above. The Committee did not receive any stockholder nominee recommendations for this annual meeting.

Process for Stockholders to Communicate with Directors

Stockholders may write to the Board or a particular Board member by addressing such communication to the Chairman of the Board, if directed to the Board as whole, or to an individual director, if directed to that particular Board member, care of SeaChange's Secretary, at SeaChange's offices at 50 Nagog Park, Acton, Massachusetts 01720. Unless such communication is addressed to an individual director, SeaChange will forward any such communication to each of the directors.

Compensation of Directors

During the fiscal year ended January 31, 2013, directors who were employees of SeaChange received no cash compensation for their services as directors, except for reimbursement of expenses incurred in connection with attending meetings. During fiscal year 2013, SeaChange directors who were not employees of SeaChange earned a fee of $9,000 per quarter and were reimbursed for their reasonable out-of-pocket expenses incurred in attending Board meetings. Mr. Olson received $5,000 per quarter for three quarters in consideration of his service as Chairman. In addition, Mr. Olson received four grants of 2,898 RSUs each in consideration for the additional services provided by Mr. Olson in his capacity as Chairman to facilitate Mr. Rau's transition into the office of Chief Executive Officer. Messrs. Terino and Vona received a one-time grant of 3,000 RSUs each as bonus for their additional services rendered to the Company in their capacity as a Board member to facilitate the executive transitions at the Company.

The Chair of the Audit Committee of the Board of Directors is entitled to receive an additional cash payment of $3,750 per quarter. Accordingly, for fiscal 2013, Ms. Cotton earned $7,500 for her service as Chairperson of the Audit Committee in the first and second quarters and Mr. Terino earned $7,500 for his service as Chairperson of the Audit Committee in the third and fourth quarters of the fiscal year. The Chairs of the Corporate Governance and Nominating Committee, the Compensation Committee and the Independent Advisory Committee of the Board were each entitled to receive an additional cash payment of $2,500 per quarter. Accordingly, for fiscal 2013, Mr. Olson earned $5,000 for his service as Chair of the Compensation Committee; Mr. Vona earned $10,000 for his services as Chair of the Corporate Governance and Nominating Committee; and Mr. Feld earned $10,000 for his service as Chair of the Independent Advisory Committee, in each case in addition to earning $36,000 for service as a director. On January 25, 2013, the Board of Directors terminated the Independent Advisory Committee.

In accordance with the compensation policy for non-employee directors adopted by the Compensation Committee in December, 2005 and amended in July, 2008, each non-employee director is entitled to receive an annual grant of 12,000 RSUs that vests in equal installments over three years. The annual grant of 12,000 RSUs with respect to fiscal 2013 was made on January 25, 2013 to vest over three years ending December 1, 2015.

In February, 2009, the Board adopted a policy to award new non-employee directors the following awards at the time they join the Board: (i) an initial equity award of RSUs for 12,000 shares of SeaChange's common stock, to vest annually over three years on the anniversary of the date the non-employee director joins the Board, and (ii) the annual RSU award made to non-employee directors described in the immediately preceding paragraph which, at the discretion of the Board, may be prorated for partial year service. Accordingly, upon Mr. Craddock joining the Board on August 2, 2012, Mr. Craddock was granted 18,000 RSUs to vest over three years.

Director Compensation
Fiscal Year 2013

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Total ($)
Mary Palermo Cotton	$43,500	$132,720	$176,220
Steve Craddock	$18,000	$267,900	$285,900
Peter Feld[2]	$56,000	$ —	$ 56,000
Thomas F. Olson	$56,000	$220,616	$276,616
Carlo Salvatori[3]	$18,000	$ —	$ 18,000
Ed Terino	$43,500	$154,770	$198,270
Carmine Vona	$46,000	$154,770	$200,770

(1) The grant date fair value for each of these awards, aggregated in the above table, is as follows:

Name	Date of Grant	Stock Awards (#RSUs)	Grant Date Fair Value	Total Grant Date Fair Value
Mary Palermo Cotton	1/25/2013	12,000	$132,720	$132,720
Steve Craddock	1/25/2013	12,000	$132,720	$267,900
	8/2/2012	18,000	$135,180	
Thomas F. Olson	1/25/2013	12,000	$132,720	$220,616
	5/1/2012	2,898	$ 23,822	
	4/2/2012	2,898	$ 23,184	
	3/1/2012	2,898	$ 19,764	
	2/1/2012	2,898	$ 21,126	
Ed Terino	1/25/2013	12,000	$132,720	$154,770
	2/13/2012	3,000	$ 22,050	
Carmine Vona	1/25/2013	12,000	$132,720	$154,770
	2/13/2012	3,000	$ 22,050	

(2) As disclosed in SeaChange's Form 8-K filed January 25, 2013, Mr. Feld resigned as a Director, effective January 25, 2013. Mr. Feld was granted 12,000 RSUs on November 30, 2011 for services to be rendered in the fiscal year ending January 31, 2012. The grant date fair value of those RSUs was $96,120. On January 25, 2013, the Board voted that Mr. Feld's previously awarded unvested RSUs shall continue to vest on the schedule provided for in the RSU agreements governing such awards, notwithstanding the end of his Board service.

(3) Mr. Salvatori served a full term expiring at the 2012 Annual Meeting and did not stand for re-election.

The table below shows the aggregate number of unvested stock awards and options for each non-employee director as of January 31, 2013. Stock awards consist of unvested RSUs. Upon vesting, the units are paid in the form of shares of our common stock.

Name	Aggregate Stock Awards Outstanding (#)	Aggregate Stock Options Outstanding (#)
Mary Palermo Cotton	24,000	—
Steve Craddock	30,000	—
Thomas F. Olson	29,333	50,003
Ed Terino	33,000	—
Carmine Vona	27,000	—

Report of the Audit Committee

The Audit Committee currently consists of Ms. Cotton and Messrs. Terino (Chairman), Craddock, and Vona.

The Audit Committee's primary duties and responsibilities are to:

- Appoint, compensate and retain SeaChange's independent registered public accounting firm, and oversee the work performed by the independent registered public accounting firm.
- Assist the Board of Directors in fulfilling its responsibilities by reviewing the financial reports provided by SeaChange to the SEC and SeaChange's stockholders.
- Monitor the integrity of SeaChange's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

- Recommend, establish and monitor procedures designed to improve the quality and reliability of the disclosure of SeaChange's financial condition and results of operations.
- Provide an avenue of communication among the independent registered public accounting firm, management and the Board of Directors.

The Board of Directors has adopted a written charter setting out the functions the Audit Committee is to perform. A copy of this may be found on SeaChange's website at *www.schange.com* under the "Corporate Governance" section of the "Investor Relations" link.

Management has primary responsibility for SeaChange's consolidated financial statements and the overall reporting process, including SeaChange's system of internal controls.

The independent registered public accounting firm audits the annual consolidated financial statements prepared by management, expresses an opinion as to whether those consolidated financial statements fairly present, in all material respects, the financial position, results of operations and cash flows of SeaChange in conformity with accounting principles generally accepted in the United States of America, expresses an opinion on the effectiveness of internal control over financial reporting and discusses with the Audit Committee any issues the independent registered public accounting firm believes should be raised with SeaChange.

For fiscal year 2013, the Audit Committee reviewed the audited consolidated financial statements of SeaChange and met with both management and Grant Thornton LLP, SeaChange's independent registered public accounting firm, to discuss those consolidated financial statements. Management has represented to the Audit Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and that there were no material deficiencies in the design or operation of internal controls which could adversely affect SeaChange's ability to record, process, summarize and report financial data and that there was no fraud, whether or not material, that involved management or other employees who have a significant role in SeaChange's internal controls.

The Committee has received from and discussed with Grant Thornton LLP the written disclosure and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding Grant Thornton LLP's communications with the audit committee concerning independence, and has discussed with Grant Thornton LLP the independent accountant's independence. The Committee also discussed with Grant Thornton LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of SeaChange be included in its Annual Report on Form 10-K for the fiscal year ended January 31, 2013. The Audit Committee also decided to retain Grant Thornton LLP as SeaChange's independent registered public accounting firm for the 2014 fiscal year.

RESPECTFULLY SUBMITTED BY THE AUDIT
COMMITTEE OF THE BOARD OF DIRECTORS
Edward Terino, Chairman
Mary Palermo Cotton
Carmine Vona
Steven Craddock

The information contained in this Audit Committee Report shall not be deemed to be "soliciting material." No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that SeaChange specifically incorporates this report or any portion of it by reference. In addition, this report shall not be deemed to be filed under either the Securities Act or the Exchange Act.

INFORMATION CONCERNING EXECUTIVE OFFICERS

In addition to Mr. Rau, SeaChange's Chief Executive Officer and Director, whose biographical information is set forth above at page 8, SeaChange's executive officers are:

Executive Officer's Name	Position and Principal Occupation and Business Experience During the Past Five Years
Michael Bornak	Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration Michael Bornak, age 51, joined SeaChange in January 2012 and serves as the Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration, though has resigned as an employee and executive officer of SeaChange effective May 31, 2013. Mr. Bornak previously served from September 2009 until January 2012 as the Chief Financial Officer of Tollgrade Communications, Inc., a test and measurement telecommunications and utility company. From June 2008 to July 2009 he was Chief Financial Officer of Solar Power Industries, Inc., a solar energy product manufacturer. From February 2006 to June 2008, Mr. Bornak was the Chief Financial Officer of MHF Logistical Solutions, Inc., a logistics company serving primarily the nuclear and hazardous/non-hazardous waste industries.
David McEvoy	Senior Vice President, General Counsel and Secretary Mr. McEvoy, age 55, joined the Company on July 2, 2012 as Vice President and General Counsel. He became Senior Vice President and General Counsel on February 1, 2013, and became the Secretary on May 17, 2013. Prior to joining SeaChange, Mr. McEvoy was the Senior Vice President and General Counsel of Peoplefluent Inc. from June 2011 to July 2012. Mr. McEvoy served as the Senior Vice President and General Counsel of Art Technology Group, Inc. ("ATG") from September 2005 to March 2010, which was acquired by Oracle Corporation on January 5, 2011. Prior to joining ATG, Mr. McEvoy was the Group General Counsel-Operations of Gores Technology Group, a private equity firm. Mr. McEvoy has held various General Counsel and other executive level legal positions with several companies including Aprisma Inc., Anker Systems Ltd., VeriFone Inc., Mattel Interactive, Broderbund and The Learning Company.
Anthony Dias	Vice President and Chief Accounting Officer Mr. Dias, age 46, joined the Company on December 3, 2007 as Vice President of Finance and Corporate Controller. He became Chief Accounting Officer in June 2012, and has been appointed interim Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration effective June 1, 2013. Prior to joining SeaChange, Mr. Dias served as Corporate Controller at LeMaitre Vascular, Inc. from October 2006 to November 2007. Prior to that Mr. Dias held various senior finance positions with Candela Corporation, Globalware, Inc. and Aldiscon, Inc. (later acquired by Logica). Mr. Dias is also a Certified Public Accountant.

Executive officers of SeaChange are appointed by, and serve at the discretion of, the Board of Directors, and serve until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of SeaChange. Each executive officer is a full time employee of SeaChange.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to our success and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, incentive compensation and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are achieved, and subject to reduction when performance targets are not achieved.

Fiscal 2013 Business Results

In fiscal 2013 significant progress was made in our transition to a software and services company and in streamlining our operations. These results were achieved in a period of leadership change for SeaChange, with Mr. Rau having become interim Chief Executive Officer in November 2011 and permanent Chief Executive Officer in May 2012, and with Mr. Bornak having become Chief Financial Officer in January 2012. We ended fiscal 2013 with a strong operating performance, and, as previously announced, have realized annualized cost reductions anticipated from the divestiture of our (i) Broadcast Servers and Storage and (ii) Media Services businesses, and other product and market rationalizations and reductions in general and administrative costs. These strong operating results have been reflected in the substantial increase in our share price from $7.18 as of January 31, 2012 to $11.15 as of January 31, 2013.

Pay for Performance

We believe that the historical payouts under our executive compensation incentive plan are evidence of the pay for performance structure of these plans. For example, the Committee made payouts under the Company's fiscal 2013 performance-based incentive compensation plan based on the achievement of individual performance objectives and, in the case of Messrs. Rau and Bornak, the exercise of discretion permitted under the plan recognizing their leadership in the substantial progress made in fiscal 2013 by the Company in transitioning to a software company and in streamlining our operations, notwithstanding Messrs. Rau and Bornak having recently joined the Company and other changes in key personnel during the year. Consistent with this pay-for-performance philosophy, payouts under our fiscal 2012 performance-based incentive compensation plan occurred only on the basis of individual performance-based objectives and not on the basis of corporate financial performance metrics. In contrast, we did make payouts under our fiscal 2011 performance-based incentive compensation plan based on the corporate financial performance metrics, as our fiscal 2011 financial results were improved over those in 2010, and were above the revenue threshold and non-GAAP operating income target. The Committee exercised discretion under our fiscal 2010 performance-based incentive compensation plan not to make any payout based on the financial performance metrics, even though the revenue threshold was exceeded, due to our GAAP operating income results.

We believe that the variability in these payouts indicates that our annual compensation plans effectively reward our executive officers for superior performance, while appropriately adjusting compensation downward for less-than-superior performance.

Compensation Objectives

We structure our executive compensation to reflect individual responsibilities and contributions, while providing incentives to achieve overall business and financial objectives. The Compensation Committee (the "Committee") has the responsibility for establishing, implementing and monitoring adherence to this philosophy.

The Committee has designed an executive compensation plan that rewards the achievement of specific financial and non-financial goals through a combination of cash and stock-based compensation. This bifurcation between financial and non-financial objectives and between cash and stock-based compensation creates alignment with stockholder interests and provides a structure in which executives are rewarded for achieving results that the Committee believes will enhance stockholder value.

The Committee believes that stockholder interests are best served by compensating our employees at industry competitive rates, enabling us to attract and retain the best available talent, recognizing superior performance while providing incentives to achieve overall business and financial objectives. By doing so, we believe that our ability to achieve financial and non-financial goals is enhanced.

Setting Executive Compensation

The process by which the annual compensation plan for our executive officers was established with respect to fiscal 2013 differed from prior years in that at the time of establishing the Company's fiscal 2013 performance-based incentive compensation plan, the Company did not have a permanent chief executive officer whose compensation could be established first and then referenced in establishing the compensation packages for the Company's other executive officers.

Accordingly, the Committee began the process of establishing a compensation package for the Company's then permanently employed executive officers by reviewing the prior three fiscal years to determine the actual goal achievement and bonus payouts relative to each year's plan. In addition, the Committee referenced the compensation paid by the peer group updated by Pearl Meyer & Partners prior to setting fiscal 2012 executive compensation, which consisted of the following companies:

- ARRIS Group, Inc.
- Concurrent Computer Corporation
- Harmonic Inc.
- iRobot Corp.
- Limelight Networks Inc.
- Mercury Computer Systems, Inc.
- Netscout Systems, Inc.
- Network Engines, Inc.
- Progress Software Corp.
- Sonus Networks, Inc.
- Sycamore Networks, Inc.
- TiVo Inc.

At the time of establishing fiscal 2013 executive compensation for the Company's then permanently employed executive officers, the Committee believed that this group of companies generally continued to be a relevant peer group as the Company had not yet sold its servers and storage or media services business unit, and the Company was only in preliminary discussions about a potential sale of its Broadcast Servers and Storage business unit and was not then in active discussions with respect to the sale of its media services business unit. Similar to prior practice, the Committee made only general reference to the compensation paid by these companies, and did not benchmark compensation.

After the fiscal 2013 compensation plan for its then employed named executive officers had been substantially completed, the Committee engaged Pearl Meyer & Partners to assist in formulation of a compensation package in connection with the recruitment of a permanent chief executive officer. In engaging Pearl Meyer & Partners, the Committee concluded based on the Company's knowledge and information provided by Pearl Meyer & Partners that no conflict of interest existed between the Company and Pearl Meyer & Partners.

Pearl Meyer & Partners formulated two peer groups with respect to the compensation package for a permanent chief executive officer: the first related to new hire inducement compensation, and the second related to annual compensation. Two peer groups were constructed because the companies identified as relevant for annual compensation, based on industry focus, revenues and market capitalization, had not recently hired a chief executive officer. Accordingly, Pearl Meyer & Partners also established a peer group of companies that had recently hired a chief executive officer and that were of similar size to SeaChange within the technology industry.

Pearl Meyer & Partners advised the Committee that it was common practice to induce a candidate to accept a new position with either a sign-on bonus or inducement equity. Pearl Meyer & Partners identified newly hired CEOs at the following 16 companies of similar size to SeaChange within the technology industry:

- Comverge Inc.
- Dialogic Inc.
- Echelon Corp.
- Extreme Networks Inc.
- GSI Group Inc.
- Ikanos Communications Inc.
- Infospace Inc.
- Lattice Semiconductor Corp.
- MRV Communications Inc.
- Official Payments Holdings Inc.
- Online Resources Corp.
- Renaissance Learning Inc.
- Shoretel Inc.
- Silicon Image Inc.
- Sonus Networks Inc.
- Tessera Technologies Inc.

Based on a review of the inducement awards made by these 16 companies, Pearl Meyer & Partners advised the Committee to consider an inducement equity grant consisting of stock options with time-based vesting, with a grant range one to two times the normal annual grant.

The Committee considered the recommendations made by Pearl Meyer & Partners and the compensation previously granted to Mr. Rau in connection with Mr. Rau agreeing to serve as interim Chief Executive Officer and decided to structure a different new hire inducement award, which the Committee believed would more closely foster a pay for performance compensation structure, while at the same time inducing a candidate to assume the role of permanent Chief Executive Officer. On May 1, 2012, in connection with the hiring of Mr. Rau as Chief Executive Officer, the Committee approved a one-time inducement or new hire equity award of 60,827 RSUs to vest over three years and 875,000 stock options, to vest in increments of one-third based upon the closing price of SeaChange's common stock at each of $10.00, $11.00 and $12.00 for twenty consecutive trading days, subject to the limitations of the Company's 2011 Compensation and Incentive Plan (the "Plan"), and that did not constitute "qualified performance-based compensation" under Section 162(m) of the Code because it was in excess of the then existing per participant limit under the Plan. The terms of the inducement option award also provided that if, on May 1, 2015, less than 437,500 options have vested, then an additional number of options shall vest on such date so that the total number of vested options under the award shall equal 437,500 and all remaining unvested options shall then expire.

The Committee believed that this mixture of RSUs and options containing both time-based and performance-based vesting would incentivize an effective alignment of the interests of our newly-hired Chief Executive Officer with those of our stockholders. Because of the accounting treatment of these inducement or new hire awards, there is a substantial increase in the compensation reported in the Summary Compensation Table to Mr. Rau in fiscal 2013 than has historically been paid to our chief executive officer. The Committee anticipates that the compensation reported in the Summary Compensation Table for Mr. Rau in future years will be significantly lower, as the reported compensation would be only annual compensation and not both inducement or new hire compensation and annual compensation.

As discussed in the proposal relating to the approval of the amendment and restatement of the Plan, the Board amended the Plan in February 2013, subsequent to the date of the inducement or new hire grants to Mr. Rau, to increase the individual per participant per fiscal year award limit pursuant to the Plan from 500,000 to 1,250,000 shares effective as of February 1, 2012, while providing that no more than an aggregate of 500,000 shares may vest per participant per fiscal year, with any excess to vest on the first day of the next fiscal year, subject to the limitations of the Plan. By approving the Plan, stockholders are approving an increase from 500,000 to 1,250,000 shares in the aggregate number of shares that may vest per participant per fiscal year and approving the previously Board approved increase in the individual per participant per fiscal year award limit from 500,000 to 1,250,000 shares.

With respect to annual compensation for a chief executive officer, Pearl Meyer & Partners provided the Committee with data relating to a 16 company peer group, aggregate data from an unnamed high technology survey and a blended composite of the two. The 16 company peer group was composed of the following companies that were selected based on the companies operating mainly within the software and services GICS code and that had revenues from ⅓ to 3 times that of SeaChange and were of similar market capitalization:

- Broadsoft, Inc.
- Cinedigm Digital Cinema Corp.
- Digi International Inc.
- Dot Hill Systems Corp.
- Ebix Inc.
- Limelight Networks, Inc.
- Mercury Computer Systems, Inc
- Microstrategy Inc.
- Motricity Inc.
- NetScout Systems, Inc.
- QAD Inc.
- Realnetworks, Inc.
- Realpage Inc.
- Responsys Inc.
- Synchronoss Technologies
- TiVo, Inc.

The peer group identified by Pearl Meyer & Partners for annual compensation differed from that previously identified by Pearl Meyer & Partners in setting fiscal 2012 annual compensation in Spring 2011, as the Company had continued to make progress towards its transition to a software company, and the Company was, as of April 2012, in active negotiations with respect to the disposition of the Company's (i) Broadcast Servers and Storage and (ii) Media Services business units. The annual compensation peer group identified in April 2012 also differed from the new hire inducement compensation peer group identified in April 2012, as none of the April 2012 annual compensation peer group had recently hired a CEO.

The Committee made reference to these peer companies in establishing compensation package with respect to Mr. Rau's service as permanent Chief Executive Officer, but did not benchmark compensation to these companies. Within that context, the Committee structured Mr. Rau's annual compensation in a manner consistent with the Committee's past practices, with a base salary of $500,000 and a target bonus of $1,250,000, with $500,000 payable in cash and $750,000 payable in RSUs. As summarized in the table below, the Committee structured both Mr. Rau's inducement award and annual compensation to have a substantial performance-based element.

Fiscal Year 2013 CEO Target Pay Mix

Inducement Grant	**Target Annual Compensation 71% Performance-Based**
• 60,827 time-based vesting RSUs • 875,000 performance-based options	• 28.5% or $500,000 base salary • 28.5% or $500,000 target performance-based cash bonus • 43% or $750,000 target performance-based RSUs

With respect to all of the fiscal 2013 compensation programs for the Company's named executive officers, the Committee endeavors to establish a compensation program that is internally consistent and equitable to enable our achievement of overall corporate objectives. Within this framework, the level of the Chief Executive Officer's compensation will differ from that of the other executives because of the difference in his role and responsibilities and the compensation practices at peer companies.

In 2012, we submitted our executive compensation to an advisory vote of our stockholders and it received the support of 94% of the total votes cast at our annual meeting. We pay careful attention to any feedback we receive from our stockholders about our executive compensation, including the "Say-on-Pay" vote. While we had already approved our fiscal 2013 compensation plan by the time we held our "Say-on-Pay" vote in July 2012, we considered the stockholder advisory vote in the implementation of our fiscal 2013 compensation plan and in formulating our fiscal 2014 compensation plan.

Fiscal 2013 Executive Compensation Components

For the fiscal year ended January 31, 2013, the principal components of compensation for the named executive officers were:

- base salary;
- performance-based incentive compensation;
- discretionary awards;
- change in control and termination benefits; and
- general employee welfare benefits.

As discussed below, the Committee believed that this mix of compensation would allow us to pay our executive officers competitive levels of compensation that best reflect individual responsibilities and contributions, while providing incentives to achieve overall business and financial objectives.

Base Salary

We provide named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined individually for each executive.

During its review of base salaries for named executive officers, the Committee primarily considers:

- individual performance of the executive;
- our overall past operating and financial performance and future expectations;
- internal review of the executive's compensation, both individually and relative to other executive officers; and
- market data regarding peer companies.

The Committee does not give a specific weighting among these various factors but rather considers the factors collectively in setting base salary. Salary levels are typically considered on an annual basis as part of the performance review process, as well as upon a promotion or other change in job responsibility. We try to provide an allocation between base and performance-based incentive compensation that reflects market conditions and appropriately ensures alignment of individual performance with our objectives.

In setting the executive compensation plan for fiscal 2013, the Committee did not make adjustments to the base salaries of our named executive officers that were serving on a permanent basis as executive officers at the beginning of the fiscal year, other than a $3,000 increase in Mr. Davi's annual base compensation.

Mr. Rau continued to receive 5,796 RSUs per month during fiscal 2013 as a base salary equivalent through April 30, 2012 while Mr. Rau served as interim Chief Executive Officer. As discussed above, Mr. Rau's base salary was set at $500,000 when Mr. Rau was appointed permanent Chief Executive Officer effective May 1, 2012. In setting Mr. Rau's base salary, the Committee considered the compensation paid by the peer companies identified by Pearl Meyer and Partners with respect to ongoing annual compensation, but did not benchmark compensation to these companies. The Committee also agreed to reimburse Mr. Rau for relocation expenses and certain expenses incurred by Mr. Rau while serving as interim Chief Executive Officer.

In connection with Mr. McEvoy's appointment as Vice President and General Counsel on July 2, 2012, the Committee approved a base salary for Mr. McEvoy of $240,000.

Performance-Based Incentive Compensation

Fiscal 2013 Performance-Based Incentive Compensation Plan

The Committee believes that performance-based incentive compensation motivates the achievement of critical annual performance objectives aimed at enhancing stockholder value. The fiscal 2013 performance-based incentive compensation plans established for each of Messrs. Rau, Bornak, Goldfarb and

Davi, the Company's executive officers as of the beginning of fiscal 2013, provided for an incentive bonus consisting of a mixture of cash and RSU awards, while the performance-based incentive compensation plans for Messrs. McEvoy and Dias, who were hired or promoted to the office of executive officer in July 2012, were outside of the Company's fiscal 2013 performance-based incentive compensation plan and consisted solely of eligibility for a discretionary cash award.

Performance-based compensation for each of the named executive officers pursuant to our fiscal 2013 plan included the overall company financial objectives related to:

- GAAP revenue for fiscal 2013; and
- non-GAAP operating income for fiscal 2013.

Non-GAAP operating income is GAAP operating income plus stock-based compensation expenses, amortization of intangible assets, inventory write-downs, earn-outs and change in fair value of earn-outs, professional fees associated with acquisitions and divestitures, litigation and strategic alternatives and severance and other restructuring costs.

Each of the named executive officers participating in our fiscal 2013 performance based incentive compensation plan also had individual performance-based objectives, generally focused on the Company's transition in fiscal 2013 to a software and services company. Mr. Rau's individual objectives related to the divestiture of our (i) Broadcast Servers and Storage and (ii) Media Services businesses and internal organizational matters related to our transition to a software and services company. Mr. Bornak's individual objectives related to specific cost reduction goals in general and administrative expenses and other cost reduction goals. Mr. Goldfarb's individual objectives related to new product sales growth and worldwide expansion of the customer base. Mr. Davi's individual objectives related to the divestiture of the Broadcast Server and Storage business, technological innovation and operational efficiencies.

In determining the targets and payouts at target performance levels for each of the objectives for awards under the 2013 executive compensation plan, the Committee considered the probability of achieving that target and the corresponding level of individual and group effort that would be required to achieve that target. Within that framework, the Committee set a fiscal 2013 GAAP revenue target of $162.8 million, with a threshold of $160.8 million, and a fiscal 2013 non-GAAP operating income target of $24.6 million, with a threshold of $22.2 million. These targets were established on the anticipated disposition of the Company's (i) Broadcast Servers and Storage and (ii) Media Services businesses on or about the end of the Company's first fiscal quarter. The Committee retained discretion to adjust these targets during the year, including discretion to reflect changes in the Company's business strategy, the impact of a possible sale of the Company's (i) Broadcast Servers and Storage and (ii) Media Services businesses, changes in the Company's executive officers, the transition time required for the Company's newly hired executive officers and other unusual or non-recurring items. The Committee did not establish limits for itself with respect to exercise of this discretion, and believes that this discretion is important in order to retain the ability to compensate executive officers in a manner that reflects overall corporate and individual performance relative to the market conditions.

In establishing financial targets and potential payout targets for the named executive officers, the Committee provided for additional incentive payouts in the event that the revenue or non-GAAP operating income targets were exceeded, with a specified maximum upward adjustment of fifteen percent above target based upon non-GAAP operating income and a maximum upward adjustment of ten percent based upon revenue. The Committee also provided for a decreasing amount of RSU payouts in the event that the revenue or non-GAAP operating income target, as applicable, were not met, while establishing a threshold with respect to each objective below which no corresponding payout would be made. These provisions were established to provide incentive to our executive officers to exceed the financial targets, as well as to provide some form of payout for performance that approaches but may not meet the established targets. The Committee implemented this structure to ensure that our compensation programs support our overall compensation objectives.

After considering the overall cash-equity mix of the aggregate compensation paid to the named executive officers, the Committee structured awards pursuant to the fiscal 2013 performance-based compensation plan to be a mixture of cash and RSUs. The Committee believes that including both cash and RSUs as an element of the performance-based compensation is important as it further aligns the interests of the executive officers with those of the stockholders, increases executive ownership of our stock, discourages excessive levels of risk taking, and enhances executive retention in a challenging business environment and competitive labor market, while at the same time providing competitive current compensation and accounting for the liquidity limitations created by the Company's stock ownership guidelines.

Payouts under the Company's fiscal 2013 performance-based compensation plan were based on the achievement of individual performance objectives and, in the case of Messrs. Rau and Bornak, the exercise of discretion permitted under the plan recognizing their leadership in the substantial progress made in fiscal 2013 by the Corporation in transitioning to a software company and in streamlining our operations, notwithstanding Messrs. Rau and Bornak having recently joined the Company and other changes in key personnel during the year. Based on the totality of these considerations and the Committee's permitted exercise of discretion pursuant to the Company's 2013 executive compensation plan, the Committee approved the following awards: to Mr. Rau, an award of 32,960 RSUs and a cash bonus of $245,000; to Mr. Bornak, an award of 6,726 RSUs and a cash bonus of $49,000; to Mr. Dias, a cash bonus of $38,000; to Mr. McEvoy, a cash bonus of $41,760; and to Mr. Goldfarb, a cash payment of $10,110.

Discretionary Awards

In addition to the Company's incentive compensation program pursuant to the fiscal 2013 performance-based incentive compensation plan, the Committee also made incentive compensation awards in connection with the hiring or elevation of the named executive officers during fiscal 2013.

Mr. Rau was appointed as Chief Executive Officer of the Company effective May 1, 2012, following his prior November 30, 2011 appointment as interim Chief Executive Officer. In connection with Mr. Rau's appointment as interim Chief Executive Officer, the Committee approved on January 18, 2012 a one-time inducement equity award of 25,000 RSUs to vest over three years and an option for 150,000 shares, with 75,000 to vest over three years, 12,500 to vest if the Company achieved fourth quarter fiscal 2012 non-GAAP operating income of $5.9 million, 12,500 to vest if the Company achieved first quarter fiscal 2013 non-GAAP operating income of $2.4 million, 12,500 to vest if the Company achieved revenue of $76.6 million for the first half of fiscal 2013, 12,500 to vest if the Company achieved revenue of $83.8 million for the second half of fiscal 2013 and 25,000 to vest if Mr. Rau satisfied strategic goals related to the divestiture of our (i) Broadcast Servers and Storage and (ii) Media Services businesses and internal organizational matters related to our transition to a software and services company. In addition, the Committee approved the issuance to Mr. Rau of 5,796 RSUs per month during service as interim Chief Executive Officer in lieu of base salary. With respect to the performance-based element of Mr. Rau's one-time inducement equity award, the Committee determined that Mr. Rau had earned 74,422 of the 75,000 performance based options.

As discussed above under the heading, "Setting Executive Compensation", the Committee engaged Pearl Meyers & Partners to assist in establishing a compensation package for the hiring of a permanent Chief Executive Officer. Based on the recommendation of Pearl Meyer & Partners and giving consideration of the compensation previously paid to Mr. Rau as interim Chief Executive Officer, the Committee established a compensation package consisting both of a new hire or inducement component and an annual compensation component. Because of the accounting treatment of these inducement and new hire awards, there is a substantial increase in the compensation reported in the Summary Compensation Table on page 29 to Mr. Rau in fiscal 2013 than has historically been paid to our chief executive officer. The Committee anticipates that the compensation reported in the Summary Compensation Table for Mr. Rau in future years will be significantly lower, as the reported compensation would be only annual compensation and not both inducement or new hire compensation and annual compensation.

Upon appointment of Mr. McEvoy as Vice President and General Counsel, effective July 2, 2012, the Committee approved a one-time equity award of 7,500 RSUs to vest over three years and 5,000 stock options to vest over three years, with all of the equity awards granted to Mr. McEvoy being subject to acceleration in the event of a change in control. Mr. McEvoy was also awarded 5,000 RSUs on January 2, 2013 to vest in the normal three year vesting cycle, upon his appointment as Senior Vice President and General Counsel, having previously served as Vice President and General Counsel.

The Committee also approved a one-time equity award to Mr. Bornak, who was hired by the Company effective January 18, 2012, of 25,000 options to vest on January 31, 2013. The Committee approved 6,250 options upon the conclusion of each of the four fiscal quarters in fiscal 2013 based on the satisfaction of performance criteria, with all four of these options to vest on January 31, 2013. In addition, the Committee approved an award of 5,000 RSUs on July 2, 2012 to vest over three years. 1,666 of these RSUs will be allowed to vest on July 2, 2013 in recognition of his service to the Company and in conjunction with his termination of employment from the Company effective May 31, 2013. The remaining 3,334 RSUs of this award will be cancelled.

Alternate Summary Table Reflecting Actual Performance-Based Amounts

Because the Summary Compensation Table on page 29 includes values of performance-based equity awards based on the amounts that would have been awarded had targeted performance objectives been achieved, we have included the table below that instead presents all compensation amounts actually paid related to a given fiscal year. Amounts for fiscal 2012 and 2011 are presented on the same basis as fiscal 2013.

Name	Fiscal Year	Salary ($)	Bonus[1] ($)	Stock Awards[2][3] ($)	Option Awards[3] ($)	Non Equity Incentive Plan Compensation[2][4] ($)	All Other Compensation[5] ($)	Total
Raghu Rau[6]	2013	503,150[7]	170,000	499,997	3,310,633[8]	75,000	242,980	4,801,760
Chief Executive Officer, Director	2012	84,696[7]	—	168,773	441,178	—	36,000	730,647
Michael D. Bornak[9]	2013	277,519	34,000	40,750	81,317	15,000	82,189	530,775
Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary	2012	7,512	—	—	59,805	—	—	67,317
David McEvoy[10] *Senior Vice President & General Counsel*	2013	140,000	41,760	111,775	17,053	—	—	310,588
Anthony Dias[11][12] *Vice President and Chief Accounting Officer*	2013	185,834	38,000	—	—	—	—	223,834
Ira Goldfarb[13]	2013	184,887	—	59,886	—	10,110	165,938	420,821
Senior Vice President, Worldwide Sales and Service	2012	350,000	75,000	92,136	—	—	—	517,136
	2011	300,000	—	495,994	—	99,836	—	895,830
Steven Davi[14] *Senior Vice President, CTO*	2013	248,588	—	65,883	—	—	—	314,471

(1) The amounts reported in the Bonus column for fiscal 2013 consist of cash awards made pursuant to the exercise of discretion pursuant to the Company's fiscal 2013 performance-based compensation plan. The amounts reported in the Bonus column for fiscal 2012 reflect the cash award made to Mr. Goldfarb as a retention award.

(2) Amounts in the Stock Awards column reflect the fair value of the RSUs earned by the officer relating to the applicable fiscal year, computed as of the date the issuance of such RSUs was finally approved, disregarding any estimates of forfeitures relating to service-based vesting conditions.

(3) This expense represents the grant date fair value of the applicable option awards, as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 disregarding any estimates of forfeitures relating to service-based vesting conditions.

(4) The Non-Equity Incentive Plan Compensation column reflects for fiscal 2013, 2012 and 2011 cash awards under performance-based compensation plans from the satisfaction of pre-established performance criteria and prior to the exercise of discretion permitted to be exercised pursuant to the applicable performance-based compensation plan. For Mr. Goldfarb the amount included in the Non-Equity Incentive Plan Compensation column for fiscal 2011 represent sales commissions earned relating to such fiscal year.

(5) The All Other Compensation column includes Company contributions to a Named Executive Officer's 401(k) Plan account, perquisites and other personal benefits received by a Named Executive Officer to the extent such benefits exceeded $10,000 in the aggregate relating to the fiscal year. In the case of Mr. Rau, the amount in this column represents the one-time cash bonus in the amount of $150,000 on his appointment as Chief Executive Officer; a $3,000 Company contribution to his 401(k) Plan account, and his relocation and living expense reimbursement of $89,980 paid in fiscal year 2013. In the case of Mr. Bornak, the amount in this column represents a $5,946 Company contribution to his 401(k) Plan account and his relocation, living expense reimbursement of $64,744 paid in fiscal year 2013 and additional compensation of $11,499 to reimburse Mr. Bornak for a payroll tax adjustment related to fiscal 2012. In the case of Mr. Goldfarb, the amount in this column represents a $5,521 Company contribution to his 401(k) Plan account and severance payments totaling $160,417 made to Mr. Goldfarb in fiscal year 2013.

(6) As disclosed in SeaChange's Form 8-K filed May 1, 2012, Mr. Rau has been appointed Chief Executive Officer on a permanent basis effective May 1, 2012.

(7) The fiscal 2012 is the grant date fair value of monthly RSU awards issued to Mr. Rau in lieu of base salary during the period between his appointment as interim Chief Executive Officer and January 31, 2012. The fiscal 2013 amount includes $128,150, which is the grant date fair value of monthly RSU awards issued to Mr. Rau in lieu of base salary during the period February 1, 2012 and May 1, 2012, the effective date of Mr. Rau's permanent appointment as Chief Executive Officer. These RSU awards are further described in the Grant of Plan-Based Awards table on page 31.

(8) This is grant date fair value, but as of January 31, 2013, none of the underlying options had vested.

(9) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Bornak has resigned, effective May 31, 2013, and will cease to be an employee and executive officer of SeaChange effective May 31, 2013.

(10) Mr. McEvoy was appointed as Vice President and General Counsel of SeaChange on July 2, 2012. Mr. McEvoy was appointed Senior Vice President and General Counsel of SeaChange on February 1, 2013, and as Secretary on May 17, 2013.

(11) Compensation information related to Mr. Dias is presented solely with respect to fiscal 2013, as Mr. Dias was not a named executive officer in the prior fiscal years.

(12) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Dias was appointed interim Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration, effective June 1, 2013.

(13) As disclosed in SeaChange's Form 8-K filed August 3, 2012, Mr. Goldfarb left SeaChange, effective August 3, 2012. Mr. Goldfarb is a named executive officer for the fiscal year ended January 31, 2013, but is no longer an executive officer or employee of SeaChange as of August 3, 2012.

(14) Mr. Davi left SeaChange, effective November 16, 2012. Mr. Davi is a named executive officer for the fiscal year ended January 31, 2013, but is no longer an executive officer or employee of SeaChange as of November 16, 2012.

Clawback Policy and Stock Ownership Guidelines

Compensation paid to our named executive officers is subject to a policy regarding compensation reimbursement, or a "clawback" policy, as described in our Code of Ethics and Business Conduct, a copy of which is available on our website of *www.schange.com* under the "Corporate Governance" section of the "Investor Relations" link. The policy provides that in the event that our financial results are significantly restated, the Board of Directors will review any compensation, other than base salary, paid or awarded to any executive officer found to have engaged in fraud or intentional misconduct that caused the need for the restatement. The Board will, to the extent permitted by law, require the executive officer to repay any such compensation if:

- the amount of such compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of the restatement; and
- such compensation would have been lower than the amount actually awarded had the financial results been properly reported.

Compensation paid to our named executive officers in the form of equity is also subject to our stock retention and ownership guidelines that apply to our directors and senior officers, as described in our Corporate Governance Guidelines, a copy of which is available on our website at *www.schange.com* under the "Corporate Governance" section of the "Investor Relations" link. These guidelines provide that by the later of December 16, 2015 or, if later, six years following appointment to office:

- each non-employee director is expected to retain ownership of vested shares of SeaChange stock in a minimum amount equal to lesser of 25,000 shares or $200,000 worth of shares;
- the Chief Executive Officer retain ownership of vested shares of SeaChange stock in a minimum amount equal to 250,000 shares;
- the Chief Financial Officer retain ownership of vested shares of SeaChange stock in a minimum amount equal to 75,000 shares; and
- each Senior Vice President that is an executive officer retain ownership of vested shares of SeaChange stock in a minimum amount equal to 50,000 shares.

Prior to meeting the stock ownership targets, each non-employee director and senior executive officer is encouraged, but is not required, to retain a meaningful portion of shares of stock acquired by the non-employee director or officer in order to progress toward the stock ownership targets, other than shares of stock sold to pay taxes and/or applicable exercise price with respect to an equity award. Upon meeting the stock ownership targets, each non-employee director and senior executive officer is required thereafter to retain not less than 25% of all shares of stock acquired by the non-employee director or officer, other than shares of stock sold to pay taxes and/or the applicable exercise price with respect to an equity award. In addition, upon any termination of service for a non-employee director and upon voluntary termination of service for a senior executive officer, such director or officer must wait at least 90 days before selling any shares. In the case of hardship or other compelling personal requirements, the stock ownership targets may be waived to permit the sale of shares by the affected person.

We have made, and from time to time continue to make, grants of stock options and RSUs to eligible employees based upon our overall financial performance and their individual contributions. Stock options and RSUs are designed to align the interests of our executives and other employees with those of our stockholders by encouraging them to enhance the value of SeaChange. In addition, the vesting of stock options and RSUs over a period of time is designed to defer the receipt of compensation by the recipient, creating an incentive for the individual to remain an employee. We do not have a program, plan or practice to select equity grant dates in connection with the release of favorable or negative news.

Change in Control and Termination Benefits

We have entered into change in control severance agreements with each of our named executive officers who continue to be employed by the Company as of the date hereof. None of these change in control severance agreements provide for a "parachute payment" tax gross-up under Section 280G of the Internal Revenue Code of 1986, as amended. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal 2013 year-end, are described in detail on page 35 under the heading entitled "Potential Payments Upon Termination or Change in Control."

The change-in-control agreements are designed to provide an incentive to remain an employee leading up to and following a change in control. As discussed below, the agreements are tailored to provide for incremental benefits upon a change in control and upon termination of employment in the period subsequent to a change in control. The Committee believes that this layered method of compensation enhances stockholder value by providing the incentives for an executive officer to remain an employee through a change in control.

Given the range in individual situations among our executive officers and the desire to provide a relatively uniform basis of benefits among these individuals, the Committee has determined that it is appropriate for each of the executive officers to continue to be party to these change-in-control severance agreements.

In connection with Mr. Goldfarb ceasing to be an employee of SeaChange, effective August 3, 2012, we entered into a separation agreement and release of claims with Mr. Goldfarb, dated as of August 15, 2012. A detailed description of our agreement in exchange for Mr. Goldfarb's release of claims appears on page 32. Mr. Goldfarb remains subject to the terms of an Employee Noncompetition, Nondisclosure and Developments Agreement with SeaChange previously executed by Mr. Goldfarb, pursuant to which there is a one-year post-employment noncompetition and non solicitation obligation.

Mr. Davi, who ceased to be an employee of the Company on November 16, 2012, remains subject to the terms of an Employee Noncompetition, Nondisclosure and Developments Agreement with SeaChange previously executed by Mr. Davi, pursuant to which there is a one-year post-employment noncompetition and non solicitation obligation.

General Employee Welfare Benefits

We also have various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. We offer a 401(k) retirement plan, which permits employees to invest in a choice of mutual funds on a pre-tax basis. We also maintain medical, disability and life insurance plans and other benefit plans for our employees.

Fiscal 2014 Executive Compensation Components

Prior to setting executive compensation for fiscal 2014, the Committee engaged the Radford Company to assist the Committee in reviewing our existing executive and director compensation plans, updating the list of peer companies we reference in setting compensation, and reviewing general compensation trends within the industry in which we operate. The Committee decided to engage the Radford Company and undertake this review based on our continued transition to a software company and the significant commentary in recent years regarding executive compensation trends and practices, including that published by Institutional Shareholder Services. In engaging the Radford Company, the Committee concluded based on the Company's knowledge and information provided the Radford Company that no conflict of interest existed between the Company and the Radford Company.

Based on this review, we updated our list of peer companies. The updated list of our peer companies is as follows:

- Accelrys
- Actuate
- Avid Technology
- Bottomline Technologies
- Brightcove
- Broadsoft
- Ebix
- inContact
- Interactive Intelligence Group
- Limelight Networks
- Monotype Imaging Holdings
- NetScout Systems
- Proofpoint
- QAD
- RealNetworks
- Responsys
- Synchronoss Technologies
- TiVo
- VASCO
- Websense

The Committee determined that this list of peer companies provided appropriate referenceable data points, based on the revenues, market capitalization, and industry focus of the Company relative to each of these companies. While the Committee made reference to the compensation paid by these peer companies in establishing fiscal 2014 executive compensation but did not benchmark compensation to these companies.

The principal components of fiscal 2014 executive compensation are as follows, the same as existed for fiscal 2013 executive compensation:

- base salary;
- performance-based incentive compensation;
- discretionary awards;
- change in control and termination benefits; and
- general employee welfare benefits.

Within this framework, the Committee established the specific compensation programs for our named executive officers. Under the fiscal year 2014 plans, Mr. Rau will be eligible for a target bonus of $1,250,000, with $500,000 payable in cash and $750,000 payable in RSUs; Mr. McEvoy will be eligible for a target bonus of $98,880, with $74,160 payable in cash and $24,720 payable in RSUs, and Mr. Dias will be eligible for a target bonus of $80,000, with $60,000 payable in cash and $20,000 payable in RSUs. Mr. Bornak was originally eligible for a target bonus of $210,000, with $119,700 payable in cash and $90,300 payable in RSUs. However, no payout will be made to Mr. Bornak as he has resigned effective May 31, 2013. On Mr. Dias' appointment as interim Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration, effective June 1, 2013, Mr. Dias will become eligible for an increased target bonus of $94,000 with $70,500 payable in cash and $23,500 payable in RSUs.

This performance-based compensation is earned based on our achievement of overall company financial objectives for fiscal 2014 related to GAAP revenue and non-GAAP operating income. In the case of Messrs. Bornak, McEvoy, and Dias, a portion of their respective target incentive compensation is based on individualized performance-based objectives. These objectives will be further discussed in our proxy statement relating to our 2014 annual meeting of stockholders.

Similar to prior years, grants or awards of fiscal 2014 performance-based compensation will be determined by the Committee upon conclusion of our 2014 fiscal year, with the RSUs to vest in equal annual installments over three years. All of the grants of RSUs are subject to availability of RSUs for grant under SeaChange's 2011 Compensation and Incentive Plan, as amended. The fiscal 2014 performance-based compensation plans also provide that the Compensation Committee has the discretion to determine the amount, if any, of cash bonus and RSUs awarded under the plans, whether or not the criteria are satisfied. The plans also provide that the amount of the cash bonus and RSUs awarded may be adjusted upward or downward in predetermined amounts if actual performance exceeds or is below the target financial criteria, with a specified maximum upward adjustment of fifteen percent above target based upon non-GAAP operating income and a maximum upward adjustment of fifteen percent above target based upon revenue, provided that no upward adjustment above target is to be made based on revenue performance if the non-GAAP operating income threshold is not satisfied.

Tax and Accounting Implications

The financial reporting and income tax consequences to SeaChange of individual compensation elements are important considerations for the Committee when it is analyzing the overall level of compensation and the mix of compensation among individual elements. Overall, the Committee seeks to balance its objective of ensuring an effective compensation package for named executive officers with the need to maximize the immediate deductibility of compensation — while ensuring an appropriate and transparent impact on reported net income and other closely followed financial measures.

In making its compensation decisions, the Committee has considered that Internal Revenue Code Section 162(m) limits deductions for compensation paid in excess of $1 million. Where feasible, the Committee designs compensation paid to its executive officers to qualify for the exemption of "performance-based" compensation from the deductibility limit. While the Compensation Committee monitors compensation paid to our executive officers in light of the provisions of Section 162(m) of the Code, the Committee does not believe that compensation decisions should be constrained necessarily by how much compensation is deductible for federal tax purposes, and the Committee is not limited to paying compensation that is "qualified performance-based compensation" under Section 162(m) of the Code. Accordingly, the Committee may elect to pay compensation to our executive officers that may not be deductible for federal tax purposes to the extent compensation to the executive officer exceeds $1 million. As disclosed earlier, the inducement or new hire grant to Mr. Rau on April 30, 2012 did not constitute "qualified performance-based compensation" under Section 162(m) of the Code.

Summary Compensation Table

The following table sets forth summary information regarding the compensation of SeaChange's named executive officers in fiscal 2013, 2012, and 2011.

As described above in Compensation Discussion and Analysis, final determinations regarding grants or awards of performance-based compensation are made after fiscal year-end, when performance against the previously established metrics may be assessed by the Committee. With respect to equity awards under SeaChange's performance-based compensation plans, the grant date for purposes of FASB ASC Topic 718 is the service inception date, or the beginning of the period during which performance is measured. In accordance with FASB ASC Topic 718, the amounts reflected below under the headings "Stock Awards" for a given fiscal year, represent the probable outcome as of the service inception date of the performance conditions under the fiscal 2013 performance-based compensation plan, which in each case is the award amount at the targets approved by the Compensation Committee. Because this Summary Compensation Table presents the performance-based compensation amounts based on the targets approved by the Compensation Committee, rather than the actual awards ultimately paid, we have included at page 23 a supplemental table that presents for all types of compensation the actual compensation amounts paid related to a given fiscal year. In the table below and in the supplemental table at page 23, performance-based compensation paid in cash after fiscal year-end but earned in the prior fiscal year is reflected under the heading "Non-Equity Incentive Plan Compensation" or "Bonus," as applicable, in the fiscal year in which that compensation was earned, regardless of when paid.

Name	Fiscal Year	Salary ($)	Bonus[1] ($)	Stock Awards[2][4] ($)	Option Awards[3] ($)	Non Equity Incentive Plan Compensation[2][4] ($)	All Other Compensation[5] ($)	Total
Raghu Rau[6]	2013	503,150[7]	170,000	750,000	3,310,633[8]	75,000	242,980	5,051,763
Chief Executive Officer, Director	2012	84,696[7]	—	168,773	441,178	—	36,000	730,647
Michael D. Bornak[9]	2013	277,519	34,000	75,000	81,317	15,000	82,189	565,025
Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary	2012	7,512	—	—	59,805	—	—	67,317
Dave McEvoy[10] *Senior Vice President & General Counsel*	2013	140,000	41,760	111,775	17,055	—	—	310,590
Anthony Dias[11][12] *Vice President and Chief Accounting Officer*	2013	185,834	38,000	—	—	—	—	223,834
Ira Goldfarb[13]	2013	184,887	—	150,000	—	10,110	165,938	510,935
Senior Vice President, Worldwide Sales and Service	2012	350,000	75,000	634,810	—	—	—	1,059,810
	2011	300,000	—	235,900	—	99,836	—	635,736
Steven Davi[14] *Senior Vice President*	2013	248,588	—	93,750	—	—	—	373,588

(1) The amounts reported in the Bonus column for fiscal 2013 consist of cash awards made pursuant to the exercise of discretion pursuant to the Company's fiscal 2013 performance-based compensation plan. The amounts reported in the Bonus column for fiscal 2012 reflect the cash award made to Mr. Goldfarb as a retention award.

(2) This expense represents the grant date fair value of the applicable RSU awards as computed in accordance with FASB ASC Topic 718 disregarding any estimates of forfeitures relating to service-based

vesting conditions. Performance-based RSUs are valued at the grant date based upon the probable outcome of the performance metrics. Therefore, the amounts under the "Stock Awards" column do not reflect the amount of compensation actually received by the named executive officer during the fiscal year. The maximum value of performance-based RSUs, assuming the highest level of performance conditions is achieved (a maximum of fifteen percent above target for non-GAAP operating income and ten percent above target for revenue) would have been $836,250 for Mr. Rau and $83,625 for Mr. Bornak. Actual awards based on the achievement against the performance conditions and approved by the Compensation Committee following the end of fiscal years 2013, 2012 and 2011 are reflected in the supplemental table appearing at page 23.

(3) This expense represents the grant date fair value of the applicable option awards, as computed in accordance with FASB ASC Topic 718 disregarding any estimates of forfeitures relating to service-based vesting conditions.

(4) The Non-Equity Incentive Plan Compensation column reflects for fiscal 2013, 2012 and 2011 earned cash awards under performance-based compensation plans from the satisfaction of pre-established performance criteria and prior to the exercise of discretion permitted to be exercised pursuant to the applicable performance-based compensation plan. For Mr. Goldfarb the amount included in the Non-Equity Incentive Plan Compensation column for fiscal 2011 represent sales commissions earned relating to such fiscal year.

(5) The All Other Compensation column includes Company contributions to a Named Executive Officer's 401(k) Plan account, perquisites and other personal benefits received by a Named Executive Officer to the extent such benefits exceeded $10,000 in the aggregate relating to the fiscal year. In the case of Mr. Rau, the amount in this column represents the one-time cash bonus in the amount of $150,000 on his appointment as Chief Executive Officer; a $3,000 Company contribution to his 401(k) Plan account, and his relocation and living expense reimbursement of $89,980 paid in fiscal year 2013. In the case of Mr. Bornak, the amount in this column represents a $5,946 Company contribution to his 401(k) Plan account, his relocation and living expense reimbursement of $64,744 paid in fiscal year 2013 and additional compensation of $11,499 to reimburse Mr. Bornak for a payroll tax adjustment related to fiscal 2012. In the case of Mr. Goldfarb, the amount in this column represents a $5,521 Company contribution to his 401(k) Plan account and severance payments totaling $160,417 made to Mr. Goldfarb in fiscal year 2013.

(6) As disclosed in SeaChange's Form 8-K filed May 1, 2012, Mr. Rau has been appointed Chief Executive Officer on a permanent basis effective May 1, 2012.

(7) The fiscal 2012 amount is the grant date fair value of monthly RSU awards issued to Mr. Rau in lieu of base salary during the period between his appointment as interim Chief Executive Officer and January 31, 2012. The fiscal 2013 amount includes $128,150, which is the grant date fair value of monthly RSU awards issued to Mr. Rau in lieu of base salary during the period February 1, 2012 and May 1, 2012, the effective date of Mr. Rau's permanent appointment as Chief Executive Officer. These RSU awards are further described in the Grant of Plan-Based Awards table on page 31.

(8) This is grant date fair value, but as of January 31, 2013, none of the underlying options had vested.

(9) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Bornak has resigned, effective May 31, 2013, and will cease to be an employee and executive officer of SeaChange effective May 31, 2013.

(10) Mr. McEvoy was appointed as Vice President and General Counsel of SeaChange on July 2, 2012. Mr. McEvoy was appointed Senior Vice President and General Counsel of SeaChange on February 1, 2013, and as Secretary on May 17, 2013.

(11) Compensation information related to Mr. Dias is presented solely with respect to fiscal 2013, as Mr. Dias was not a named executive officer in the prior fiscal years.

(12) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Dias was appointed interim Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration, effective June 1, 2013.

(13) As disclosed in SeaChange's Form 8-K filed August 3, 2012, Mr. Goldfarb left SeaChange, effective August 3, 2012. Mr. Goldfarb is a named executive officer for the fiscal year ended January 31, 2013, but is no longer an executive officer or employee of SeaChange as of August 3, 2012.

(14) Mr. Davi left SeaChange, effective November 16, 2012. Mr. Davi is a named executive officer for the fiscal year ended January 31, 2013, but is no longer an executive officer or employee of SeaChange as of November 16, 2012.

Grants of Plan-Based Awards

The following table sets forth information concerning plan-based awards to the named executive officers during the fiscal year ended January 31, 2013.

	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards[(1)]			All Other Stock Awards: Number of Shares of Stock or Units[(2)]	All Other Option Awards: Number of Securities Underlying Options (#)[(2)]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Raghu Rau	4/30/2012[(3)]	$245,000	$500,000	$557,500	32,871	67,084	74,799	—	—	—	—
	4/30/2012[(3)]	—	—	—	—	875,000	875,000	—	—	—	—
	2/1/2012	—	—	—	—	—	—	5,796	—	—	42,253
	3/1/2012	—	—	—	—	—	—	5,796	—	—	39,529
	4/2/2012	—	—	—	—	—	—	5,796	—	—	46,368
	4/30/2012	—	—	—	—	—	—	60,827	—	—	499,998
Michael D. Bornak[(4)]	4/30/2012[(3)]	$ 49,000	$100,000	$111,500	3,287	6,708	7,480	—	—	—	—
	7/2/2012	—	—	—	—	—	—	5,000	—	—	40,750
	7/9/2012[(3)]	—	—	—	—	6,250	6,250	—	—	—	—
	7/31/2012[(3)]	—	—	—	—	6,250	6,250	—	—	—	—
	10/31/2012[(3)]	—	—	—	—	6,250	6,250	—	—	—	—
	1/31/2013[(3)]	—	—	—	—	6,250	6,250	—	—	—	—
David McEvoy	7/2/2012	—	—	—	—	—	—	7,500	—	—	61,125
	1/2/2013	—	—	—	—	—	—	5,000	—	—	50,650
	7/2/2012	—	—	—	—	—	—	—	5,000	8.15	17,053
Anthony Dias[(5)]	—	—	—	—	—	—	—	—	—	—	—
Ira Goldfarb[(6)]	4/30/2012	24,500	50,000	55,750	6,574	13,417	14,960	—	—	—	—
Steven Davi[(7)]	4/30/2012	15,312	31,250	34,844	4,109	8,386	9,350	—	—	—	—

(1) The grants under the "Estimated Future Payouts under Equity Incentive Plan Awards" column represent the threshold, target and maximum number of RSUs or stock options awarded under the fiscal 2013 performance-based compensation plan and performance-based new hire grants for Messrs. Rau and Bornak.

(2) The grants under the "All Other Stock Awards: Number of Shares of Stock or Units" column and under the "All Other Option Awards: Number of Securities Underlying Options" column represent the number of RSUs and options, respectively, granted to each named executive officer in 2013 under the Company's 2011 Compensation and Incentive Plan outside of the fiscal 2013 performance-based compensation plan and outside of the performance-based new hire grants for Messrs. Rau and Bornak.

(3) These awards made pursuant to the fiscal 2013 performance-based compensation plan adopted April 30, 2012.

(4) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Bornak has resigned, effective May 31, 2013, and will cease to be an employee and executive officer of SeaChange effective May 31, 2013.

(5) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Dias was appointed interim Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration, effective June 1, 2013.

(6) As disclosed in SeaChange's Form 8-K filed August 3, 2012, Mr. Goldfarb left SeaChange, effective August 3, 2012. Mr. Goldfarb is a named executive officer for the fiscal year ended January 31, 2012, but is no longer an executive officer or employee of SeaChange as of August 3, 2012.

(7) Mr. Davi left SeaChange, effective November 16, 2012. Mr. Davi is a named executive officer for the fiscal year ended January 31, 2013, but is no longer an executive officer or employee of SeaChange as of November 16, 2012.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

In connection with the retirement of Mr. Goldfarb effective August 3, 2012, SeaChange entered into a separation agreement and release of claims with Mr. Goldfarb. The terms of Mr. Goldfarb's separation agreement included our agreements to:

- provide one year of severance pay, in the total gross amount of $350,000, payable in equal installments on the normal twice-monthly payroll schedule, less application deductions and withholdings;
- issue 3,000 shares of common stock, constituting all shares owing to Employee upon the vesting of RSUs under the retention bonus award made on July 20, 2011;
- issue 15,381 shares of common stock, constituting all RSUs scheduled to vest on February 1, 2013 pursuant to RSUs granted in connection with the fiscal year 2011 bonus plan;
- issue 2,443 shares of common stock, constituting all RSUs scheduled to vest on February 1, 2013 pursuant to RSUs granted in connection with the fiscal year 2012 bonus plan;
- retain eligibility to receive certain cash and RSU awards under the fiscal year 2013 Plan determined to be $10,110; and
- provide one year of Company paid COBRA coverage, or a lesser period if Mr. Goldfarb becomes eligible for health care coverage with a new employer.

No agreement was entered into with Mr. Davi in connection with his termination of service on November 16, 2012.

No agreement was entered into with Mr. Bornak in connection with his termination of service on May 31, 2013. However, in recognition of his service to the Company as an executive officer of the Company and upon the recommendation of the Committee, Mr. Bornak shall retain, following his resignation on May 31, 2013, the 1,666 unvested RSUs previously awarded to him that are scheduled to vest on July 2, 2013, and such RSUs shall continue to vest on July 2, 2013, notwithstanding his resignation. The remaining 3,334 restricted stock units in such award shall be cancelled.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth summary information regarding the outstanding equity awards at January 31, 2013 granted to each of SeaChange's named executive officers.

	Option Awards[1]					Stock Awards[2]	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Raghu Rau	105,670	43,752	—	6.74	1/18/2019	120,455	1,343,073
	—	875,000	—	8.22	4/30/2019	—	—
Michael D. Bornak[3]	25,000	—	—	6.74	1/18/2019	11,726	130,745
	6,250	—	—	8.22	7/9/2019	—	—
	6,250	—	—	7.57	7/31/2019	—	—
	6,250	—	—	9.05	10/31/2019	—	—
	6,250	—	—	11.15	1/31/2020	—	—
David McEvoy	—	5,000	—	8.15	7/2/2019	12,500	139,375
Anthony Dias[4]	2,000	—	—	7.55	1/4/2015	6,000	66,900
Ira Goldfarb[5]	—	—	—	—	—	—	—
Steven Davi[6]	—	—	—	—	—	—	—

(1) All options in the table above, were granted under the Company's 2011 Plan. One-half of Mr. Rau's January 18, 2012 options vest based on the achievement of specified performance goals, and the other half of such options vest at the rate of 33.33% on the first anniversary of November 30, 2011, the date of his appointment as interim Chief Executive Officer, and an additional 8.34% at the end of each quarter thereafter. Mr. Rau's April 30, 2012 options vest based on the achievement of three specific stock price goals with 33.33% vesting on the attainment of each goal, subject to the limitations of the Company's 2011 Plan, provided, that if on May 1, 2015, less than 437,500 options have vested, then an additional number of options shall vest on such date so that the total number of vested options under the award shall equal 437,500 and all remaining unvested options shall then expire. All of Mr. Bornak's options vested on January 31, 2013. Mr. McEvoy's options will vest over three years starting with 33.33% vesting on 7/2/2013, and the remaining two 33.33% tranches vesting on 7/2/2014 and 7/2/2015.

(2) These columns show the number of shares of Common Stock represented by unvested RSUs at January 31, 2013. Each of these RSUs was granted as part of an award that provided for vesting over a period of three years. The remaining vesting dates for these unvested RSUs are as follows:

Name	Number of Restricted Stock Units That Have Not Vested	Date of Grant	Vesting Dates
Raghu Rau	16,668	1/18/2012	11/30/13, 11/30/14
	4,000	12/6/2010	12/6/2013
	6,000	7/15/2010	7/15/2013
	60,827	4/30/2012	5/1/2013, 5/1/2014, 5/1/2015
	32,960	2/1/2013	2/1/2014, 2/1/2015, 2/1/2016
Michael D. Bornak	5,000	7/2/2012	7/2/2013, 7/2/2014, 7/2/2015
	6,726	2/1/2013	2/1/2014, 2/1/2015, 2/1/2016
David McEvoy	7,500	7/2/2012	7/2/2013, 7/2/2014, 7/2/2015
	5,000	1/2/2013	1/2/2014, 1/2/2015, 1/2/2016
Anthony Dias	6,000	1/18/2012	2/1/2013, 2/1/2014, 2/1/2015
Ira Goldfarb	—	—	—
Steven Davi	—	—	—

(3) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Bornak has resigned, effective May 31, 2013, and will cease to be an employee and executive officer of SeaChange effective May 31, 2013.

(4) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Dias was appointed interim Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration, effective June 1, 2013.

(5) As disclosed in SeaChange's Form 8-K filed August 3, 2012, Mr. Goldfarb left SeaChange, effective August 3, 2012. Mr. Goldfarb is a named executive officer for the fiscal year ended January 31, 2012, but is no longer an executive officer or employee of SeaChange as of August 3, 2012.

(6) Mr. Davi left SeaChange, effective November 16, 2012. Mr. Davi is a named executive officer for the fiscal year ended January 31, 2013, but is no longer an executive officer or employee of SeaChange as of November 16, 2012.

Option Exercises and Stock Vested

The following table summarizes the option exercises and vesting of stock awards for each of SeaChange's named executive officers for fiscal 2013.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Raghu Rau	—	$ —	35,720	$295,021
Michael D. Bornak[2]	—	—	—	—
David McEvoy	—	—	—	—
Anthony Dias[3]	3,000	29,820	3,500	31,641
Ira Goldfarb[4]	25,000	207,585	20,824	152,640
Steven Davi[5]	32,500	303,360	—	—

(1) The value realized upon vesting of the RSUs shown in the table above was calculated as the product of the closing price of a share of our common stock on the vesting date multiplied by the number of shares vested.

(2) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Bornak has resigned, effective May 31, 2013, and will cease to be an employee and executive officer of SeaChange effective May 31, 2013.

(3) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Dias was appointed interim Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration, effective June 1, 2013.

(4) As disclosed in SeaChange's Form 8-K filed August 3, 2012, Mr. Goldfarb left SeaChange, effective August 3, 2012. Mr. Goldfarb was a named executive officer for the fiscal year ended January 31, 2012, but is no longer an executive officer or employee of SeaChange as of August 3, 2012.

(5) Mr. Davi left SeaChange, effective November 16, 2012. Mr. Davi is a named executive officer for the fiscal year ended January 31, 2013, but is no longer an executive officer or employee of SeaChange as of November 16, 2012.

Pension Benefits

SeaChange does not offer defined benefit plans to its employees.

Nonqualified Deferred Compensation

SeaChange does not offer nonqualified defined contribution or other nonqualified deferred compensation plans to its employees.

Potential Payments Upon Termination or Change in Control

As explained above, SeaChange has entered into change in control severance agreements with each of its named executive officers. The agreements for Messrs. Dias and McEvoy were entered into on February 26, 2013, subsequent to fiscal year end. However, we have included a description of these agreements in this section as though they were in effect had a termination or change in control occurred as of January 31, 2013. Similarly, because Messrs. Davi and Goldfarb ceased to be employees of SeaChange prior to January 31, 2013, and their prior change in control agreements are no longer in effect, disclosure is provided only with respect to the amounts actually paid to Messrs. Davi and Goldfarb in connection with their ceasing to be an employee of SeaChange. With respect to Mr. Bornak who has resigned as an employee and executive officer of SeaChange effective May 31, 2013, we have included in this section a description of payments to which Mr. Bornak would have been entitled had a termination or change in control occurred as of January 31, 2013. In recognition of Mr. Bornak's service to the Company as an executive officer and upon the recommendation of the Committee, Mr. Bornak shall retain, following his resignation on May 31, 2013, the 1,666 unvested RSUs previously awarded to him that are scheduled to vest on July 2, 2013, and such RSUs shall continue to vest on July 2, 2013, notwithstanding his resignation.

Under the change in control severance agreements that SeaChange is a party to with its named executive officers, a "change in control" means any of the following:

- the members of the Board of Directors of SeaChange at the beginning of any consecutive 12-calendar month period ("Incumbent Directors") ceasing for any reason other than death to constitute at least a majority of the Board, provided that any director whose election, or nomination for election, was approved by at least a majority of the members of the Board then still in office who were members of the Board at the beginning of the 12-calendar month period shall be deemed to be an Incumbent Director;

- any consolidation or merger whereby the stockholders of SeaChange immediately prior to the consolidation or merger do not, immediately after the consolidation or merger, beneficially own shares representing 50% or more of the combined voting power of the securities of the corporation (or its ultimate parent corporation) issuing cash or securities in the consolidation or merger;

- any sale or other transfer of all or substantially all of the assets of SeaChange to another entity, other than an entity of which at least 50% of the combined voting power is owned by stockholders in substantially the same proportion as their ownership of SeaChange prior to the transaction;

- any approval by the stockholders of SeaChange of a plan for liquidation or dissolution of SeaChange; or

- any corporation or other person acquiring 40% or more of the combined voting power of SeaChange.

Immediately prior to a change in control, pursuant to the change in control severance agreements all of the executive's unvested stock options and stock appreciation rights will automatically vest and become immediately exercisable, and any and all restricted stock and restricted stock rights then held by the executive shall fully vest and become immediately transferable free of restriction, other than those imposed by applicable law. In the event of a subsequent termination of the executive's employment for any reason, all of the stock options and stock appreciation rights then held by the executive shall become exercisable for the lesser of (i) the remaining applicable term of the particular award or (ii) three years from the date of termination. In addition, if within one or two years following a Change in Control the employment of the executive is terminated (i) by SeaChange other than for specified causes, death or disability, or (ii) by the executive for specified good reason, the executive shall be entitled to the following:

(i) for Mr. Rau, two times his annual base salary plus, if the termination were to have occurred in the fiscal year ended January 31, 2013, the then current year pro rated bonus based on actual performance to date; if the termination occurs in the fiscal year ended January 31, 2014, the greater of the current year pro rated bonus based on actual performance to date and the bonus paid for the fiscal year ended January 31, 2013, or, if the termination occurs after the fiscal year ended January 31, 2014, the annual bonus paid for the fiscal year ended January 31, 2013; (ii) for Mr. Bornak, one times his annual base salary plus the current year pro rated bonus based on actual performance to date; (iii) for Mr. McEvoy, one times his annual base salary, plus the current year pro rated bonus paid at target, plus the full current year bonus paid at target; and (iv) for Mr. Dias, one times his annual base salary, plus the current year bonus paid at target;

- continued health, life and disability benefits, for a period of two years for Mr. Rau and for a period of one year for Messrs. Bornak, McEvoy, and Dias;
- outplacement services for up to one year following termination;
- up to $5,000 of financial planning services; and
- accrued vacation pay.

None of the change in control severance agreements contain a provision providing for a "parachute payment" tax gross-up under Section 280G of the Internal Revenue Code of 1986, as amended.

As a condition to the receipt by the executive of any payment or benefit under the change-in-control severance agreement, the executive must first execute a valid, binding and irrevocable general release in favor of SeaChange and in a form reasonably acceptable to SeaChange. The following table shows, for the named executive officers with SeaChange as of the close of business on January 31, 2013, the payments to which such named executive officers would have been entitled pursuant to his or her change-in-control severance agreement or his executive service agreement or employment agreement.

Potential Payments Upon Termination or Change in Control

Name	Salary ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Equity Incentive Plan Compensation ($)[2]	Benefits ($)[3]	Equity Awards ($)[4]
Raghu Rau	1,000,000	75,000	112,481	107,982	2,905,244
Michael D. Bornak[5]	279,000	15,000	11,239	72,752	55,750
David McEvoy	240,000	144,000	—	64,064	154,375
Anthony Dias[6]	190,000	38,000	—	75,036	66,900
Ira Goldfarb[7]	—	10,110	—	367,220	152,640
Steven Davi[8]	—	—	—	26,034	—

(1) For Mr. Rau, reflects two times the executive's base annual salary. For Messrs. McEvoy and Dias, reflects twelve months base salary.

(2) The amounts shown in the incentive plan columns for Messrs. McEvoy and Dias instead show the incentive plan compensation each would be entitled to upon a termination or Change in Control occurring

on January 31, 2013 pursuant to their employment agreements or other employment arrangements, or if greater, the amounts that would have been payable had their change in control severance agreements, entered into as of February 26, 2013, been in effect as of January 31, 2013. For Messrs. Goldfarb and Davi, reflects the payments actually made or payable in connection with the termination of their employment during the fiscal year ended January 31, 2013.

(3) Reflects the continuation of each named executive officer's benefits under group benefit plans consisting of medical, dental, group life and disability and outplacement, financial planning services and earned but unused vacation time as of January 31, 2013. For Mr. Goldfarb, the amount includes $350,000 paid to Mr. Goldfarb for severance upon the termination of his employment, Company paid COBRA benefits, and earned but unused vacation time pursuant to the terms of his separation agreement discussed on page 32. For Mr. Davi, reflects the amount paid to Mr. Davi upon the termination of his employment for earned but unused vacation time.

(4) For Messrs. Rau, Bornak, McEvoy and Dias, reflects the value of all unvested stock options and RSUs that would vest as a result of the termination. The amounts are based on (i) in the case of accelerated options, the excess of the SeaChange January 31, 2013 closing common stock price over the applicable exercise price, and (ii) in the case of accelerated RSUs, the SeaChange closing common stock price as of January 31, 2013 multiplied by the number of unvested RSUs as of January 31, 2013. The grant date fair value of RSU awards have previously been disclosed in the Summary Compensation Table. For Mr. Goldfarb, reflects the value of the accelerated vesting of the 20,824 RSUs on August 15, 2012 at the SeaChange closing common stock price as of August 15, 2012, pursuant to that certain Separation Agreement and General Release, dated as of August 15, 2012, by and between the Company and Mr. Goldfarb.

(5) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Bornak has resigned, effective May 31, 2013, and will cease to be an employee and executive officer of SeaChange effective May 31, 2013.

(6) As disclosed in SeaChange's Form 8-K filed May 8, 2013, Mr. Dias was appointed interim Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration, effective June 1, 2013.

(7) As disclosed in SeaChange's Form 8-K filed August 3, 2012, Mr. Goldfarb left SeaChange, effective August 3, 2012. Mr. Goldfarb is a named executive officer for the fiscal year ended January 31, 2013, but is no longer an executive officer or employee of SeaChange as of August 3, 2012.

(8) Mr. Davi left SeaChange, effective November 16, 2012. Mr. Davi is a named executive officer for the fiscal year ended January 31, 2013, but is no longer an executive officer or employee of SeaChange as of November 16, 2012.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE
Thomas F. Olson, Chair
Edward Terino
Mary Palermo Cotton
Steven Craddock

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Messrs. Olson (Chairman), Craddock, and Terino and Ms. Cotton. No person who served as a member of the Compensation Committee was, during the past fiscal year, an officer or employee of SeaChange or any of its subsidiaries, was formerly an officer of SeaChange or any of its subsidiaries, or had any relationship requiring disclosure herein. No executive officer of SeaChange served as a member of the compensation committee of another entity (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors), one of whose executive officers served as a director of SeaChange.

PROPOSAL NO. II

ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

The Company is providing shareholders with the opportunity at the 2013 Annual Meeting to vote on the following advisory resolution, commonly known as "Say-on-Pay":

RESOLVED, that the shareholders of the Company approve, in a non-binding, advisory vote, the compensation of the Company's named executive officers as disclosed in the Company's proxy statement under the heading "Compensation Discussion and Analysis."

The Board has implemented an executive compensation program that rewards performance and is designed to attract, retain and motivate the key individuals who are most capable of contributing to SeaChange's success and building long-term value for its stockholders. This compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are achieved, and subject to reduction when performance targets are not achieved. SeaChange believes that the variability in these payouts indicates that its annual compensation plans effectively reward its executive officers for superior performance, while appropriately adjusting compensation downward for less-than-superior performance. The Compensation Committee retains discretion as to final payouts under the incentive compensation plans to ensure the goals of the overall program are met. SeaChange believes that the compensation program is centered on a pay-for-performance philosophy and is strongly aligned with the long-term interests of shareholders.

We believe that the historical payouts under our executive compensation incentive plan are evidence of the pay-for-performance structure of these plans. For example, the Committee made payouts under the Company's fiscal 2013 performance-based incentive compensation plan based on the achievement of individual performance objectives and, in the case of Messrs. Rau and Bornak, the exercise of discretion permitted under the plan regarding their leadership in the substantial progress made in fiscal 2013 by the Company in transitioning to a software company and in streamlining operations, notwithstanding Messrs. Rau and Bornak having recently joined the Company and the other changes in key personnel during the year. Consistent with this pay-for-performance philosophy, payouts under our fiscal 2012 performance-based incentive compensation plan occurred only on the basis of individual performance-based objectives. In contrast, we did make payouts under our fiscal 2011 performance-based incentive compensation plan based on the financial performance metrics, as our fiscal 2011 financial results were an improvement over those in 2010, and were above the revenue threshold and non-GAAP income target. The Committee exercised discretion under our fiscal 2010 performance-based incentive compensation plan not to make any payout based on the financial performance metrics, even though the revenue threshold was exceeded, due to our non-GAAP operating income results.

We believe that the variability in these payouts indicates that our annual compensation plans effectively reward our executive officers for superior performance, while appropriately adjusting compensation downward for less-than-superior performance.

The Board urges stockholders to read the Compensation Discussion and Analysis beginning on page 16 of this proxy statement, which describes in more detail how the Company's executive compensation policies and procedures operate and are designed to achieve our compensation objectives, and which includes the Summary Compensation Table and other related compensation tables and narrative, appearing on pages 29 through 37 of this proxy statement, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the Compensation Discussion and Analysis are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement reflects and supports these compensation policies and procedures.

While the vote is advisory, the Board and the Compensation Committee will consider the outcome of the vote when considering future executive compensation arrangements. It is currently expected that stockholders will be given an opportunity to cast an advisory vote on this topic annually, with the next opportunity occurring in connection with the Company's annual meeting in 2014.

The Board of Directors unanimously recommends a vote "FOR" the approval of the Company's executive compensation.

PROPOSAL NO. III

APPROVAL OF SEACHANGE'S AMENDED AND RESTATED 2011 COMPENSATION AND INCENTIVE PLAN

We are seeking approval of the Company's Amended and Restated 2011 Compensation and Incentive Plan (the "2011 Plan"). By approving the 2011 Plan, stockholders will be:

- Approving an increase by 2,500,000 in the number of shares authorized for issuance under the 2011 Plan and a corresponding increase in the number of incentive stock options that may be authorized for issuance under the 2011 Plan;
- Approving an increase in the maximum number of shares underlying awards issued to an individual participant that may vest in any one fiscal year, increasing the limit from 500,000 to 1,250,000, subject to certain exceptions specified in the 2011 Plan;
- Approving the previously Board approved increase from 500,000 to 1,250,000 in the per participant limit on the number of awards that may be granted to an individual participant in any one fiscal year, effective February 1, 2012; and
- Approving the material terms of the performance goals of the 2011 Plan under which tax-deductible compensation may be paid for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), including the business criteria on which performance goals may be based.

The purpose of the 2011 Plan is to provide equity and cash incentives to the employees of the Company in order to attract, motivate and retain qualified employees. The ability to grant RSUs and stock options is an important means of compensation because they help align the interest of the employees with those of our stockholders.

As of April 30, 2013, there were 1,876,657 shares subject to issuance upon exercise of outstanding options under all of our equity compensation plans, at a weighted average exercise price of $10.33, and with a weighted average remaining life of 4.01 years. There were a total of 577,848 shares subject to outstanding restricted stock and RSU awards that remain subject to forfeiture. As of April 30, 2013, there were 791,381 shares available for future issuance under the 2011 Plan, though this number is subject to upward adjustment to the extent outstanding awards previously issued under SeaChange's 2005 Equity Compensation and Incentive Plan (the "2005 Plan") or 2011 Plan either expire, terminate or are surrendered or forfeited. If the amendment and restatement of the 2011 Plan is not approved, the Company may continue to make awards under the existing terms of the 2011 Plan, as a result, it is possible that the Company may exhaust the remaining shares available for issuance prior to the Company's annual meeting of stockholders in 2014. The Board of Directors believes that approval of the amendment and restatement is fundamental to the Company's ongoing ability to recruit, retain and motivate employees.

The Board of Directors unanimously recommends a vote "FOR" the approval of the 2011 Plan.

The principal features of the 2011 Plan include:

- **Minimum Vesting Periods:** Generally, stock options granted under the 2011 Plan will have a minimum vesting period of no less than six (6) months and restricted stock, RSUs and other full value awards granted under the 2011 Plan will have a minimum vesting period of no less than one (1) year for awards granted subject to performance goals and no less than three (3) years for all other awards. No more than 10% of the maximum aggregate shares authorized for issuance under the 2011 Plan may be granted in the form of Awards that do not comply with these minimum vesting periods.
- **No Discount Stock Options:** The 2011 Plan prohibits the grant of a stock option with an exercise price less than the fair market value of SeaChange's stock on the date of grant.
- **Maximum Ten-Year Option Term:** The 2011 Plan provides that stock options may not have a term greater than ten years.

- **No Liberal Share Counting:** The 2011 Plan does not permit the number of shares available for grant to be increased by actions such as the tendering of shares in payment of a stock option, the withholding of shares to satisfy tax withholding obligations, and shares repurchased with option proceeds.
- **No Repricing of Stock Options:** The 2011 Plan prohibits the repricing of stock options without stockholder approval.
- **Performance-Based Awards:** Upon approval of this proposal, the 2011 Plan enables SeaChange to grant equity and cash awards that may constitute "performance-based compensation" under Section 162(m) of the Code, and includes categories of business criteria on which SeaChange may base an executive's performance-based incentive compensation. While the 2011 Plan is intended to allow the Committee to pay compensation that may be deductible under Section 162(m) of the Code, the Committee will have discretion to award compensation that may not be deductible.
- **Independent Committee Administration:** The 2011 Plan is administered by a committee of the Board whose members are intended to satisfy the independence requirements of applicable rules and regulations (the "Committee").
- **Material Amendments to the 2011 Plan Require Stockholder Approval:** The 2011 Plan provides that a material amendment to the 2011 Plan is not effective unless approved by SeaChange's stockholders.
- **Awards Subject to Recovery:** Awards and shares of Common Stock (and proceeds therefrom) obtained pursuant to or on exercise of such awards under the 2011 Plan are subject to forfeiture, setoff, recoupment or other recovery if the Committee determines in good faith that such action is required by applicable law or Company policy.

Summary of the 2011 Plan

The following description of the 2011 Plan is a summary only. SeaChange strongly recommends that you read the complete text of the 2011 Plan which is attached as Appendix A hereto and which incorporates the amendments for which approval is sought.

The purpose of the 2011 Plan is to provide equity ownership and compensation opportunities in SeaChange (each, an "Award") to employees, officers, directors, consultants and advisors of SeaChange and its subsidiaries, all of whom are eligible to receive Awards under the 2011 Plan. Any person to whom an Award is granted will be called a "Participant."

Administration

The 2011 Plan is administered by a committee composed solely of members of SeaChange's board of directors that are "independent" under applicable rules and regulations (the "Committee"). The Committee has the authority to grant and amend Awards, to establish performance goals with respect to such Awards, to adopt, amend and repeal rules relating to the 2011 Plan, to interpret and correct the provisions of the 2011 Plan and any Award, and to subject Awards to forfeiture, setoff, recoupment or other recovery if the Committee determines in good faith that such action is required by applicable law or Company policy. The 2011 Plan also provides that, subject to certain limits provided for in the 2011 Plan, authority to grant Awards to employees may be delegated to one or more officers of SeaChange.

Authorized Shares

The number of shares (the "Authorized Shares") of Common Stock that may be delivered in satisfaction of Awards granted under the 2011 Plan is (i) 5,300,000 shares of Common Stock (constituting the original 2,800,000 shares authorized at inception of the 2011 Compensation and Incentive Plan plus an additional 2,500,000 shares for which approval is being sought by this proposal) plus (ii) the number of shares that would have become available for issuance under SeaChange's prior 2005 Plan following the adoption of the 2011 Plan due to the expiration, termination, surrender or forfeiture of an award under the 2005 Plan. If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued shares covered by such Award will again be available for the grant of Awards under the 2011 Plan, provided that in no event shall the following shares of Common Stock be added to the foregoing plan limit: (i) shares of Common Stock tendered in payment of an option, whether granted pursuant to the 2011 Plan or the 2005 Plan; (ii) shares of Common Stock withheld by SeaChange to satisfy any tax withholding obligation, whether pursuant to the 2011 Plan or the 2005 Plan; or (iii) shares of Common Stock that are repurchased by SeaChange with proceeds of options, whether granted pursuant to the 2011 Plan or the 2005 Plan. Subject to adjustment, no more than 5,300,000 shares may be issued under the 2011 Plan as incentive stock options.

Eligibility

Employees, officers, directors, consultants and advisors of SeaChange and its subsidiaries are eligible to be granted Awards under the 2011 Plan. Under present law, however, incentive stock options within the meaning of Section 422 of the Code may only be granted to employees of SeaChange and parent or subsidiaries of SeaChange. The maximum number of shares with respect to which Awards may be granted to any one Participant under the 2011 Plan is 1,250,000 shares in any fiscal year with a per Participant aggregate share vesting limitation in any given fiscal year of 1,250,000 shares. As outlined in the introduction, by approving the 2011 Plan, stockholders will be approving the previously Board approved increase from 500,000 to 1,250,000 in the per participant limit on the number of Awards that may be granted to any one Participant in any one fiscal year, commencing February 1, 2012, under the 2011 Plan and approving an increase in the maximum number of shares underlying awards issued to an individual participant that may vest in any one fiscal year from 500,000 to 1,250,000 shares subject to certain exceptions specified in the 2011 Plan. These changes would be effective for the inducement or new hire equity award made to Mr. Rau on April 30, 2012. Approximately 722 persons were eligible to participate in the 2011 Plan as of January 31, 2013.

Types of Awards

Awards under the 2011 Plan may be in the form of incentive stock options, non-qualified stock options, restricted stock, RSUs, any other equity-based interests as the Committee shall determine, cash awards, or any combination thereof. Awards may be granted subject to time-based vesting schedules and/or performance-based vesting measured by performance goals.

Stock Options

Stock options represent the right to purchase shares of Common Stock within a specified period of time at a specified price. The exercise price for options will be not less than 100% (110% for an incentive stock option granted to a 10% or more stockholder) of the fair market value of Common Stock on the date of grant. The aggregate fair market value, determined on the date the option is granted, of the stock for which any person may be granted incentive stock options which become exercisable for the first time by such person in any calendar year cannot exceed the sum of $100,000 (determined on the date such option is granted). No incentive stock option will be granted to a person who is not an "employee" as defined in the applicable provisions of the Code, and regulations issued thereunder. Options will expire no later than ten years (five years in the case of an incentive stock option granted to a 10% or more stockholder) after the date of grant. No stock options can be granted under the 2011 Plan after July 20, 2021, but options granted before that date may be exercised thereafter.

Payment for the exercise of options under the 2011 Plan may be made by one or any combination of the following forms of payment:

- by cash or by check payable to the order of SeaChange;
- at the discretion of the Committee through delivery of shares of Common Stock having fair market value equal as of the date of exercise to the cash exercise price of the option; or
- at the discretion of the Committee, by delivery of a sufficient amount of the proceeds from the sale of the Common Stock acquired upon exercise of the option by the optionee's broker or selling agent.

Generally, options granted under the 2011 Plan shall have a minimum vesting period of no less than six (6) months. Each option or installment may be exercised at any time or from time to time, in whole or in part, for up to the total number of shares with respect to which it is then exercisable.

Restricted Stock, Restricted Stock Units and Other Equity Awards

The 2011 Plan provides the flexibility to grant other forms of Awards based upon the Common Stock, having the terms and conditions established at the time of grant by the Committee. Restricted stock is Common Stock that is subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions. RSUs represent the right to receive shares of Common Stock in the future, with the right to future delivery of the shares subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions. All of the shares being approved for issuance under the 2011 Plan may be granted as Awards of restricted stock, RSUs or other non-stock option Awards.

Generally, restricted stock, RSUs and other full value Awards under the 2011 Plan shall have a minimum vesting period of no less than one (1) year for Awards granted subject to performance goals and no less than three (3) years for all other Awards.

Subject to any restrictions applicable to the Award, a Participant holding restricted stock, whether vested or unvested, will be entitled to enjoy all rights of a stockholder with respect to such restricted stock, including the right to receive dividends and to vote the shares. A Participant holding RSUs may not vote the shares represented by a RSU and is not entitled to receive any dividends with respect to shares represented by a RSU.

Cash Awards

The 2011 Plan provides the flexibility to grant cash Awards either alone, in addition to, or in tandem with other Awards granted under the 2011 Plan. The Committee shall determine the terms and conditions of any such cash Award. From time to time, the Committee shall establish administrative rules and procedures governing the administration of Cash Awards, provided that no Participant may be granted a cash Award under the 2011 Plan that would result in a payment of more than $2 million during any one fiscal year of SeaChange. SeaChange has included the flexibility for the Committee to exercise its discretion to grant tax deductible, performance-based cash Awards pursuant to the 2011 Plan under the terms and conditions more fully described below under "Deductibility Under Section 162(m)."

Deductibility Under Section 162(m)

Section 162(m) of the Code places a limit of $1 million on the amount SeaChange may deduct in any one year for compensation paid to each of its principal executive officer and its other three most highly-compensated executive officers other than SeaChange's principal financial officer. There is, however, an exception to this limitation for certain performance-based compensation. For awards under the 2011 Plan to be eligible to qualify for this exception, stockholders must approve the material terms of the 2011 Plan under which the Awards are paid and the Awards must then constitute "qualified performance based compensation" for purposes of Section 162(m) of the Code. The material terms of the 2011 Plan include (i) the employees eligible to receive Awards under the plan, (ii) a description of the business criteria on which the performance goals are based, and (iii) the maximum amount of compensation that could be paid to any employee if the performance goals are attained. Performance goals will be based on one or more of the following business criteria determined with respect to SeaChange and its subsidiaries on a group-wide basis or on the basis of subsidiary, business platform, or operating unit results, in each case on a GAAP or non-GAAP basis: (i) earnings per share (on a fully diluted or other basis), (ii) pretax or after tax net income, (iii) operating income, (iv) gross or net revenue, (v) profit margin, (vi) stock price targets or stock price maintenance, (vii) working capital, (viii) free cash flow, (ix) cash flow, (x) return on equity, (xi) return on capital or return on invested capital, (xii) earnings before interest, taxes, depreciation, and amortization (EBITDA), (xiii) economic value added, (xiv) strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals, cost targets, or objective goals relating to acquisitions or divestitures, or (xv) any combination of these measures.

Each performance goal may be expressed in absolute and/or relative terms or ratios and may be based on or use comparisons with internal targets, the past performance of SeaChange (including the performance of one or more subsidiaries, divisions, platforms, operating units and/or other business unit) and/or the past or current performance of other companies. In the case of earnings-based measures, performance goals may use comparisons relating to capital (including, but not limited to, the cost of capital), cash flow, free cash flow, shareholders' equity and/or shares outstanding, or to assets or net assets.

The Committee shall determine the period for which performance goals are set and during which performance is to be measured to determine whether a participant is entitled to payment of an award under the 2011 Plan. Performance periods may be of varying and overlapping durations, but each such period shall not be less than 12 months. To the extent that an award is intended to constitute "qualified performance based compensation" within the meaning of Section 162(m), the performance goals must be established within 90 days of the beginning of the performance period.

The Committee may specify in an award that performance goals shall be adjusted to include or exclude the effect of special one-time or extraordinary gains or losses and other one-time or extraordinary events, including without limitation changes in accounting principles, extraordinary, unusual, or nonrecurring items (such as material litigation, judgments and settlements), currency exchange rate fluctuations, changes in corporate tax rates, and the impact of acquisitions, divestitures, and discontinued operations.

Prior to the occurrence of an acquisition, the Committee may exercise its discretion in a uniform and non-discriminatory manner for similarly-situated participants to reduce (but not increase) any award otherwise payable under the 2011 Plan in accordance with objective or subjective factors if necessary or appropriate to limit the amount payable under an award to an amount consistent with the purposes of the 2011 Plan and the intended economic benefits of participation in the plan.

As outlined in the introduction, by approving the 2011 Plan, stockholders will be approving the material terms of the performance goals of the 2011 Plan under which compensation may be paid for purposes of Section 162(m) of the Code, including the business criteria on which performance goals may be based.

Transferability

Except as the Committee may otherwise determine or provide in an Award, Awards may be transferred only by will or by the laws of descent and distribution; provided, however, that nonstatutory stock options may be transferred pursuant to a qualified domestic relations order or to a grantor-retained annuity trust or a similar estate-planning vehicle under which the trust is bound by all provisions of the option which are applicable to the holder thereof.

Adjustment

In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, the following shall be equitably adjusted:

- the number and class of securities available for stock-based Awards under the 2011 Plan and the per-Participant share limit;
- the number and class of securities, vesting schedule and exercise price per share subject to each outstanding option;
- the repurchase price per security subject to repurchase; and
- the terms of each other outstanding stock-based Award shall be adjusted by SeaChange (or substituted Awards may be made) to the extent the Committee shall determine, in good faith, that such an adjustment (or substitution) is appropriate.

Treatment upon Acquisition

Unless otherwise expressly provided in the applicable Award, upon the occurrence of an acquisition of SeaChange, appropriate provision is to be made for the continuation or the assumption by the surviving or acquiring entity of all Awards. In addition to or in lieu of the foregoing, the Committee may provide that one or more Awards granted under the 2011 Plan must be exercised by a certain date or shall be terminated, that any such Awards shall be terminated in exchange for a cash payment, or that any out of the money stock-based Awards be terminated.

Effect of Termination, Disability or Death

The Committee determines the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or designated beneficiary, may exercise rights under the Award, subject to applicable law and the provisions of the Code related to incentive stock options.

Amendment of Awards

The Committee may, without stockholder approval, amend, modify or terminate any outstanding Award, *provided that*, the Participant's consent to such action shall be required unless the Committee determines that the action, taking into account any related action, would not materially and adversely affect the Participant. In addition, other than in the case of equitable adjustments to outstanding Awards, without the prior approval of SeaChange's stockholders, (i) no option or other stock-based Award that is not a full value Award may be amended to reduce the price at which such option or Award is exercisable, (ii) no option or other stock-based Award that is not a full value Award may be canceled in exchange for an option or other stock-based Award that is not a full value Award with an exercise price that is less than the exercise price of the original option or stock-based Award that is not a full value Award, (iii) no option or other stock-based full value Award with an exercise price above the then current Fair Market Value may be canceled in exchange for cash or other securities, and (iv) no option or other stock-based Award that is not a full value Award may be amended to extend the period of time for which such previously-issued Award shall be exercisable beyond the expiration date of such Award.

Termination of 2011 Plan; Amendments

Awards may be granted under the 2011 Plan at any time prior to July 20, 2021. The Committee may amend, suspend or terminate the 2011 Plan or any portion thereof at any time, *provided, however,* that any "material amendment" as defined by the 2011 Plan will not be effective unless approved by SeaChange's stockholders. If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued shares covered by such Award shall again be available for the grant of Awards under the 2011 Plan.

Federal Income Tax Consequences

Incentive Stock Options

The following general rules are applicable under current United States federal income tax law to incentive stock options ("ISOs") granted under SeaChange's 2011 Plan.

1. In general, no taxable income results to the optionee upon the grant of an ISO or upon the exercise of the ISO, and no corresponding federal tax deduction is allowed to SeaChange upon either the grant or exercise of an ISO.

2. If shares acquired upon exercise of an ISO are not disposed of within (i) two years following the date the option was granted or (ii) one year following the date the shares are issued to the optionee pursuant to the ISO exercise (the "Holding Periods"), the difference between the amount realized on any subsequent disposition of the shares and the exercise price will generally be treated as long-term capital gain or loss to the optionee.

3. If shares acquired upon exercise of an ISO are disposed of before the Holding Periods are met (a "Disqualifying Disposition"), then in most cases the lesser of (i) any excess of the fair market value of the shares at the time of exercise of the ISO over the exercise price or (ii) the actual gain on disposition will be treated as compensation to the optionee and will be taxed as ordinary income in the year of such disposition.

4. In any year that an optionee recognizes ordinary income as the result of a Disqualifying Disposition, SeaChange generally should be entitled to a corresponding deduction for federal income tax purposes.

5. Any excess of the amount realized by the optionee as the result of a Disqualifying Disposition over the sum of (i) the exercise price and (ii) the amount of ordinary income recognized under the above rules will be treated as capital gain to the optionee.

6. Capital gain or loss recognized by an optionee upon a disposition of shares will be long-term capital gain or loss if the optionee's holding period for the shares exceeds one year.

7. An optionee may be entitled to exercise an ISO by delivering shares of SeaChange's Common Stock to SeaChange in payment of the exercise price, if so provided by the Committee. If an optionee exercises an ISO in such fashion, special rules will apply.

8. In addition to the tax consequences described above, the exercise of an ISO may result in additional tax liability to the optionee under the alternative minimum tax rules. The Code provides that an alternative minimum tax (at a maximum rate of 28%) will be applied against a taxable base which is equal to "alternative minimum taxable income" reduced by a statutory exemption. In general, the amount by which the value of the Common Stock received upon exercise of the ISO exceeds the exercise price is included in the optionee's alternative minimum taxable income. A taxpayer is required to pay the higher of his or her regular tax liability or the alternative minimum tax. A taxpayer that pays alternative minimum tax attributable to the exercise of an ISO may be entitled to a tax credit against his or her regular tax liability in later years.

Nonstatutory Stock Options

The following general rules are applicable under current United States federal income tax law to options that do not qualify as ISOs ("NSOs") granted under the 2011 Plan:

1. The optionee generally does not realize any taxable income upon the grant of a NSO, and SeaChange is not allowed a federal income tax deduction by reason of such grant.

2. The optionee generally will recognize ordinary income at the time of exercise of a NSO in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price.

3. When the optionee sells the shares acquired pursuant to a NSO, he or she generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (generally, the exercise price plus the amount taxed to the optionee as ordinary income). If the optionee's holding period for the shares exceeds one year, such gain or loss will be a long-term capital gain or loss.

4. SeaChange generally should be entitled to a corresponding tax deduction for federal income tax purposes when the optionee recognizes ordinary income.

5. An optionee may be entitled to exercise a NSO by delivering shares of SeaChange's Common Stock to SeaChange in payment of the exercise price, if so provided by the Committee. If an optionee exercises a NSO in such fashion, special rules will apply.

Restricted Stock and Restricted Stock Unit Awards

The following general rules are applicable under current federal income tax law to Awards of restricted stock and RSUs under the 2011 Plan:

1. The recipient of RSUs will not recognize taxable income at the time of a grant of a RSU, and SeaChange will not be entitled to a tax deduction at that time. The recipient will recognize compensation taxable as ordinary income, however, at the time of the settlement of the Award, equal to the fair market value of any shares delivered and the amount of cash paid. SeaChange will generally be entitled to a corresponding deduction, except to the extent that the deduction limits of Section 162(m) apply.

2. The recipient of restricted stock will not recognize taxable income at the time of a grant of a restricted stock Award, and SeaChange will not be entitled to a tax deduction at such time, unless the Participant makes an election under Section 83(b) of the Code to be taxed at that time. If that election is made, the Participant will recognize compensation taxable as ordinary income at the time of the grant, equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the Participant will recognize compensation taxable as ordinary income at the time the restrictions lapse, in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. SeaChange will generally be entitled to a corresponding deduction at the time the ordinary income is recognized by the recipient, except to the extent that the deduction limits of Section 162(m) of the Code apply.

In addition, a Participant receiving dividends with respect to restricted shares for which the above-described election has not been made, and prior to the time the restrictions lapse, will recognize compensation taxable as ordinary income rather than dividend income. SeaChange will generally be entitled to a corresponding deduction, except to the extent that the deduction limits of Section 162(m) apply.

Cash Awards.

The following general rules are applicable under current federal income tax law to cash Awards under the 2011 Plan:

1. Participants granted a cash Award generally will recognize ordinary income at the time of payment of the cash Award equal to the amount paid.

2. SeaChange will generally be entitled to a corresponding deduction, except to the extent that the deduction limits of Section 162(m) apply.

Other Tax Considerations.

A Participant who receives accelerated vesting, exercise or payment of Awards contingent upon or in connection with a change of control may be deemed to have received an "excess parachute payment" under Section 280G of the Code. In such event, the Participant may be subject to a 20% excise tax and SeaChange may be denied a tax deduction for such payments.

It is the intention of SeaChange that Awards will comply with Section 409A of the Code regarding nonqualified deferred compensation arrangements or will satisfy the conditions of applicable exemptions. However, if an Award is subject to and fails to comply with the requirements of Section 409A, the Participant may recognize ordinary income on the amounts deferred under the Award, to the extent vested, prior to the time when the compensation is received. In addition, Section 409A imposes a 20% penalty tax, as well as interest, on the Participant with respect to such amounts.

The Patient Protection and Affordable Care Act, which was enacted on March 23, 2010, introduced a new Net Investment Income Tax. For taxable years beginning after December 31, 2012, dividends paid to and capital gains recognized by individuals with income over certain threshold amounts may be subject to an additional 3.8% tax on this Net Investment Income.

The foregoing general tax discussion is intended for the information of SeaChange's shareholders considering how to vote with respect to this proposal, and not as tax guidance to Participants in the 2011 Plan.

The Board of Directors unanimously recommends a vote "FOR" the approval of the Company's Amended and Restated 2011 Compensation and Incentive Plan.

PROPOSAL NO. IV

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP currently serves as SeaChange's independent registered public accounting firm. The Board of Directors is seeking ratification of the Audit Committee's selection of Grant Thornton LLP to continue to serve as the registered public accounting firm for the fiscal year ending January 31, 2014.

Independent Registered Public Accounting Firm for Fiscal Year 2014

The Audit Committee of the Board of Directors has selected the firm of Grant Thornton LLP, independent accountants, to serve as the registered public accounting firm for the fiscal year ending January 31, 2014.

A representative of Grant Thornton LLP is expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and is expected to be available to respond to appropriate questions.

The Board of Directors has put the ratification of the selection of Grant Thornton LLP before the stockholders because the Board believes that seeking stockholder ratification of the selection of the independent registered public accounting firm is good corporate practice. If the appointment of Grant Thornton LLP is not ratified, the Audit Committee will first review the basis for the stockholder vote and SeaChange's relationship with Grant Thornton LLP and will then take such action as it deems necessary.

The Board of Directors unanimously recommends a vote "FOR" ratification of the appointment of SeaChange's independent registered public accounting firm.

Principal Accountant Fees and Services

Fees for Services Provided by Grant Thornton LLP

The following table sets forth the aggregate fees for services provided by Grant Thornton LLP, SeaChange's independent registered public accounting firm for the fiscal years ended January 31, 2013 and 2012.

	2013	2012
Audit Fees	$712,830	$1,185,794
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total:	$712,830	$1,185,794

Audit Fees. These are aggregate fees billed for professional services rendered by Grant Thornton LLP for the fiscal year ended January 31, 2013, and for the fiscal year ended January 31, 2012 for (a) the annual audit of SeaChange's financial statements for each such fiscal year including statutory audits of foreign subsidiaries and the accompanying attestation report regarding SeaChange's internal control over financial reporting contained in SeaChange's annual reports on Form 10-K, (b) reviews of the quarterly financial information included in SeaChange's Quarterly Reports on Form 10-Q for each such fiscal year and (c) reviews of SEC filings.

The Audit Committee of the Board of Directors has determined that the provision of the services as set out above is compatible with maintaining Grant Thornton LLP's independence.

Audit Committee Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit, audit-related, tax and other non-audit services that may be provided by Grant Thornton LLP, the independent registered public accounting firm. The policy identifies the principles that must be considered by the Audit Committee in approving these services to ensure that Grant Thornton LLP's independence is not impaired; describes the audit and audit-related, tax and other services that may be provided; and sets forth pre-approval requirements for all permitted services. To date, Audit Committee pre-approval has been sought for the provision of all services by Grant Thornton LLP.

OTHER MATTERS

Expenses and Solicitation

All costs of solicitation of proxies will be borne by SeaChange. In addition to solicitations by mail, certain of SeaChange's directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, e-mail and personal interviews. Brokers, custodians and fiduciaries will be requested to forward the Notice and proxy soliciting material to the owners of stock held in their names, and SeaChange will reimburse them for their reasonable out-of-pocket costs.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires SeaChange's directors, executive officers and holders of more than 10% of SeaChange's common stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of common stock of SeaChange. Such persons are required by regulations of the SEC to furnish SeaChange with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended January 31, 2013, and written representations from certain Reporting Persons, SeaChange believes that all Reporting Persons complied with all Section 16(a) filing requirements in the fiscal year ended January 31, 2013, with the following exceptions: (i) Mr. Bornak was late in the filing of four Form 4's, each relating to a stock option award; (ii) each of Messrs. Davi and Goldfarb were late in the filing of two Form 4's relating to an RSU award and a sale to cover taxes; (iii) Mr. Kelly was late in the filing of one Form 4 relating to one RSU award; (iv) Mr. Olson was late in the filings of two Form 4's, each relating to an RSU award; and (v) Mr. Rau was late in the filing of two Form 4's, each relating to an RSU award.

Certain Relationships and Related Transactions

SeaChange has adopted a written policy pursuant to the Amended and Restated Charter of the Audit Committee and the Charter of the Corporate Governance and Nominating Committee that all transactions between SeaChange and its officers, directors, principal stockholders and affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will be on terms no less favorable to SeaChange than could be obtained from unaffiliated third parties.

On September 1, 2009, SeaChange completed its acquisition of eventIS Group B.V. ("eventIS") from a holding company in which Erwin van Dommelen, who was employed by the Company from March 2010 to September 2012, had a 32% interest in the holding company. Under the terms of the definitive agreement with eventIS, SeaChange paid $36.6 million upon the closing of the transaction on September 1, 2009. In addition, the Company was obligated to pay €1.2 million (approximately $1.6 million) in cash to the former eventIS shareholders on each of the first three anniversary dates following the acquisition. SeaChange was also obligated on each of the aforementioned anniversary dates to issue shares of restricted stock equating to €0.8 million (approximately $1.1 million) annually to the former eventIS shareholders. The purchase price also included a performance-based component principally related to the achievement of certain annual revenue targets for eventIS and SeaChange products and services. The revenue performance metrics cover the three year period ending January 31, 2013 with payment upon achievement of these metrics occurring annually. SeaChange has made cash payments to date to the holding company of approximately $44 million and issued approximately 304,000 restricted common shares. On September 1, 2012, the Company amended the eventIS share purchase agreement with the holding company and as a result, will accelerate approximately 102,000 restricted shares on September 1, 2013. The amendment did not change the total amount of payments payable under the purchase agreement. SeaChange estimates earn-out payments will be made in the first half of fiscal 2014 for amounts earned based on the respective earn-out criteria.

SeaChange is also party to agreements dated June 3, 2010 and December 16, 2010 with Ramius relating to the election of directors. A description of these agreements is set forth above under the heading "Arrangements or Understandings Regarding the Selection of Certain Directors."

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Appendix A

SEACHANGE INTERNATIONAL, INC.
AMENDED AND RESTATED 2011 COMPENSATION AND INCENTIVE PLAN

1. Purpose and Eligibility.

The purpose of this 2011 Compensation and Incentive Plan (the "Plan") of SeaChange International, Inc. is to provide equity ownership and compensation opportunities in the Company (each an "Award") to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, all of whom are eligible to receive Awards under the Plan. Any person to whom an Award has been granted under the Plan is called a "Participant". Additional definitions are contained in Section 12.

2. Administration.

a. Administration by Committee of Independent Members of the Board of Directors. The Plan will be administered by a committee (the "Committee") composed solely of members of the Board of Directors of the Company that are "independent", as defined pursuant to applicable rules and regulations; *provided, however,* that at any time and on any one or more occasions the Board may itself exercise any of the powers and responsibilities assigned the Committee under the Plan and when so acting shall have the benefit of all of the provisions of the Plan pertaining to the Committee's exercise of its authorities hereunder. The Committee, in its sole discretion, shall have the authority to grant and amend Awards, to adopt, amend and repeal rules relating to the Plan and to interpret and correct the provisions of the Plan and any Award. All decisions by the Committee shall be final and binding on all interested persons. Neither the Company nor any member of the Committee shall be liable for any action or determination relating to the Plan.

b. Delegation to Executive Officers. To the extent permitted by applicable law, the Committee may delegate to one or more executive officers of the Company the power to grant Awards and exercise such other powers under the Plan as the Committee may determine; *provided, however,* that the Committee shall fix the maximum number and type of Awards to be granted and the maximum number of shares issuable to any one Participant pursuant to Awards granted by such executive officer or officers. The Committee may, by a resolution adopted by the Committee, authorize one or more officers of the Company to do one or both of the following: (i) designate employees of the Company or of any of its Subsidiaries to be recipients of Awards created by the Company and (ii) determine the number, type and terms of such Awards to be received by such employees; *provided, however*, that the resolution so authorizing such officer or officers shall specify the maximum number and type of Awards such officer or officers may so award. The Committee may not authorize an officer to designate himself or herself as a recipient of any such Awards and the Committee may not authorize an officer to grant Awards to other executive officers of the Company.

3. Stock Available for Awards.

a. Number of Shares. Subject to adjustment under Section 3(c), the aggregate number of shares (the "Authorized Shares") of the Company's common stock, $0.01 par value per share (the "Common Stock"), that may be issued pursuant to the Plan shall be (i) 5,300,000 shares of Common Stock, *plus* (ii) the number of shares of Common Stock that would have become available for issuance under the Company's Amended and Restated 2005 Equity Compensation and Incentive Plan (the "2005 Plan") following the adoption of this Plan due to the expiration, termination, surrender or forfeiture of an award under the 2005 Plan. If any Award granted pursuant to this Plan expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. Notwithstanding the foregoing, in no event shall the following shares of Common Stock be added to the foregoing plan limit: (i) shares of Common Stock tendered in payment of an Option, whether granted pursuant to this Plan or the 2005 Plan; (ii) shares of Common Stock withheld by the Company to satisfy any tax withholding obligation, whether pursuant to this Plan or the 2005 Plan; or (iii) shares of Common Stock that are repurchased by the Company with proceeds of Options, whether granted pursuant to this Plan or the 2005 Plan. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

b. Per-Participant Limit. Subject to adjustment under Section 3(c) and commencing with the fiscal year ended January 31, 2013, no Participant may be granted Awards during any one fiscal year to acquire more than 1,250,000 shares of Common Stock. Notwithstanding the foregoing, commencing with the fiscal year ended January 31, 2013 and subject to Sections 10(e) and 10(j), Awards granted to a Participant shall be interpreted to limit the maximum number of shares of Common Stock issuable in one fiscal year to a Participant to 1,250,000 shares of Common Stock, with any such excess to be vested on the first day of the immediately subsequent fiscal year, subject to the foregoing limitation.

c. Adjustment to Common Stock. In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, (i) the number and class of securities available for Awards under the Plan and the per-Participant share limit, (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Option (as defined below), (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding stock-based Award shall be adjusted by the Company (or substituted Awards may be made) to the extent the Committee shall determine, in good faith, that such an adjustment (or substitution) is appropriate. If Section 10(e)(i) applies for any event, this Section 3(c) shall not be applicable.

d. Fractional Shares. No fractional shares shall be issued under the Plan and the Participant shall receive from the Company cash in lieu of such fractional shares.

4. Stock Options.

a. General. The Committee may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option and the Common Stock issued upon the exercise of each Option, including vesting provisions, Performance Goals (as defined in Section 9(b)), repurchase provisions and restrictions relating to applicable federal or state securities laws, as it considers advisable.

b. Incentive Stock Options. An Option that the Committee intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") shall be granted only to employees of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Committee and the Company shall have no liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such. An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a "Nonstatutory Stock Option." Subject to adjustment under Section 3(c), no more than 5,300,000 shares shall be available for issuance as Incentive Stock Options under the Plan.

c. Dollar Limitation. For so long as the Code shall so provide, Options granted to any employee under the Plan (and any other plans of the Company) which are intended to constitute Incentive Stock Options shall not constitute Incentive Stock Options to the extent that such Options, in the aggregate, become exercisable for the first time in any one calendar year for shares of Common Stock with an aggregate Fair Market Value (as defined below) of more than $100,000 (determined as of the respective date or dates of grant) or such other limit as may be imposed by Section 422 of the Code or other applicable regulation. To the extent that any such Incentive Stock Options exceed the $100,000 limitation or such other limitation, such Options shall be Nonstatutory Stock Options.

d. Exercise Price. The Committee shall establish the exercise price (or determine the method by which the exercise price shall be determined) at the time each Option is granted and specify the exercise price in the applicable option agreement, *provided,* that the exercise price per share specified in the agreement relating to each Option granted under the Plan shall not be less than the Fair Market Value per share of Common Stock on the date of such grant. In the case of an Incentive Stock Option to be granted to an employee owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, the price per share specified in the agreement relating to such Incentive Stock Option shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the date of grant. For purposes of determining stock ownership under this subsection, the rules of Section 424(d) of the Code shall apply.

e. Duration of Options. Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may specify in the applicable option agreement; *provided*, that no Option shall be exercisable for a period of time greater than ten (10) years from the date of grant of such Option; *provided, further*, that Incentive Stock Options granted to an employee owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company shall be exercisable for a maximum of five (5) years from the date of grant of such option. For purposes of determining stock ownership under this subsection, the rules of Section 424(d) of the Code shall apply.

f. Vesting of Options. At the time of the grant of an Option, the Committee shall establish a vesting date or vesting dates with respect to the shares of Common Stock covered by such Options; *provided*, that all Options (other than Awards granted pursuant to Section 10(k), and subject to Sections 10(e) and 10(j)) shall have a minimum vesting period of no less than six (6) months. The Committee may establish vesting dates based upon the passage of time and/or the satisfaction of Performance Goals or other conditions as deemed appropriate by the Committee.

g. Exercise of Option. Options may be exercised only by delivery to the Company at its principal office address or to such transfer agent as the Company shall designate of a written notice of exercise specifying the number of shares as to which such Option is being exercised, signed by the proper person, or by notification of the Company-designated third party commercial provider (the "Third Party Commercial Provider"), in accordance with the procedures approved by the Company and to which the holder of the Option shall have ongoing access by means of accessing such person's account maintained with the Third Party Commercial Provider, together with payment in full as specified in Section 4(h) for the number of shares for which the Option is exercised.

h. Payment Upon Exercise. Common Stock purchased upon the exercise of an Option shall be paid for by one or any combination of the following forms of payment:

(i) in United States dollars in cash or by check or by fund transfer from the Option holder's account maintained with the Third Party Commercial Provider;

(ii) at the discretion of the Committee, through delivery of shares of Common Stock having a Fair Market Value equal as of the date of the exercise to the cash exercise price of the Option;

(iii) at the discretion of the Committee and consistent with applicable law, through the delivery of an assignment to the Company of a sufficient amount of the proceeds from the sale of the Common Stock acquired upon exercise of the Option and an authorization to the Third Party Commercial Provider to pay that amount to the Company, which sale shall be at the Participant's direction at the time of exercise;

(iv) at the discretion of the Committee, by any combination of (i), (ii), or (iii) above.

If the Committee exercises its discretion to permit payment of the exercise price of an Incentive Stock Option by means of the methods set forth in clauses (ii), (iii) or (iv) of the preceding sentence, such discretion shall be exercised in writing at the time of the grant of the Incentive Stock Option in question.

i. Notice to Company of Disqualifying Disposition. By accepting an Incentive Stock Option granted under the Plan, each optionee agrees to notify the Company in writing immediately after such optionee makes a disqualifying disposition of any stock acquired pursuant to the exercise of Incentive Stock Options granted under the Plan. A "disqualifying disposition" is generally any disposition occurring on or before the later of (a) the date two years following the date the Incentive Stock Option was granted or (b) the date one year following the date the Incentive Stock Option was exercised.

j. Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, each Option will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Committee.

k. Issuances of Securities. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Options. No adjustments shall be made for dividends paid in cash or in property other than securities of the Company.

5. Restricted Stock.

a. Grants. The Committee may grant Awards entitling recipients to acquire shares of Common Stock, subject to (i) delivery to the Company by the Participant of a check in an amount at least equal to the par value of the shares purchased, and (ii) the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant in the event that conditions specified by the Committee in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Committee for such Award (each, a "Restricted Stock Award").

b. Terms and Conditions. A Participant that is the holder of a Restricted Stock Award, whether vested or unvested, shall be entitled to enjoy all stockholder rights with respect to the shares of Common Stock underlying such Restricted Stock Award, including the right to receive dividends and vote such shares. Subject to Section 5(c) hereof, the Committee shall determine all other terms and conditions of any such Restricted Stock Award, including without limitation whether the shares of Common Stock underlying a Restricted Stock Award are represented by a stock certificate or are registered in electronic or book entry form without the issuance of a stock certificate. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Committee, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). After the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to the beneficiary designated by the Participant, in a manner determined by the Committee, to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "Designated Beneficiary"). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate.

c. Vesting of Restricted Stock. At the time of the grant of a Restricted Stock Award, the Committee shall establish a vesting date or vesting dates with respect to the shares of Common Stock covered by such Restricted Stock Award; *provided*, that all Restricted Stock Awards (other than Awards granted pursuant to Section 10(k), and subject to Sections 10(e) and 10(j)), shall have a minimum vesting period of no less than one (1) year for Restricted Stock Awards granted subject to Performance Goals and no less than three (3) years for all other Restricted Stock Awards. The Committee may establish vesting dates based upon the passage of time and/or the satisfaction of Performance Goals or other conditions as deemed appropriate by the Committee.

6. Restricted Stock Unit.

a. Grants. The Committee may grant Awards entitling recipients to acquire shares of Common Stock in the future, with the future delivery of the Common Stock subject to a risk of forfeiture or other restrictions that will lapse upon the satisfaction of one or more specified conditions (each, a "Restricted Stock Unit").

b. Terms and Conditions. Subject to Section 6(c) hereof, the Committee shall determine the terms and conditions of any such Restricted Stock Unit. A Participant may not vote the shares represented by a Restricted Stock Unit and does not give the Participant a right to receive any dividends (whether paid in cash, stock or property) declared and paid by the Company with respect to shares of Common Stock subject to a Restricted Stock Unit Award.

c. Vesting of Restricted Stock Unit. At the time of the grant of a Restricted Stock Unit Award, the Committee shall establish a vesting date or vesting dates with respect to the shares of Common Stock covered by such Restricted Stock Unit Award; *provided*, that all Restricted Stock Unit Awards (other than Awards granted pursuant to Section 10(k), and subject to Sections 10(e) and 10(j)), shall have a minimum vesting period of no less than one (1) year for Restricted Stock Unit Awards granted subject to Performance Goals and no less than three (3) years for all other Restricted Stock Unit Awards. The Committee may establish vesting dates based upon the passage of time and/or the satisfaction of Performance Goals or other conditions as deemed appropriate by the Committee.

7. Other Stock-Based Awards.

The Committee shall have the right to grant other Awards based upon the Common Stock having such terms and conditions as the Committee may determine, including, without limitation, the grant of shares based upon certain conditions and/or Performance Goals, the grant of securities convertible into Common Stock and the grant of stock units. The Committee shall determine the terms and conditions of any such Awards; *provided,* that all Awards granted pursuant to this Section 7 (other than Awards granted pursuant to Section 10(k), and subject to Sections 10(e) and 10(j)) shall have a minimum vesting period of no less than six (6) months; *provided, further,* that all Awards granted pursuant to this Section 7 that are Full Value Awards (other than Awards granted pursuant to Section 10(k), and subject to Sections 10(e) and 10(j)) shall have a minimum vesting period of no less than one (1) year for Awards granted subject to Performance Goals and no less than three (3) years for all other Awards.

8. Cash Awards.

a. Grants. The Committee may grant cash awards (each, a "Cash Award"), either alone, in addition to, or in tandem with other Awards granted under the Plan.

b. Terms and Conditions. The Committee shall determine the terms and conditions of any such Cash Award. From time to time, the Committee shall establish administrative rules and procedures governing the administration of Cash Awards; *provided,* no Participant may be granted a Cash Award hereunder that would result in a payment of more than $2 million during any one fiscal year of the Company.

9. Performance-Based Awards.

a. General. Subject to the terms of the Plan, the Committee shall have the authority to establish and administer performance-based grant, exercise, and/or vesting conditions and Performance Goals (as defined in Section 9(b) below) with respect to such Awards as it considers appropriate, which Performance Goals must be satisfied, as determined by the Committee, before the Participant receives or retains an Award or before the Award becomes exercisable or nonforfeitable, as the case may be. Where such Awards are granted to any person who is a "covered employee" within the meaning of Section 162(m) of the Code ("Section 162(m)"), the Committee (which in such case shall consist solely of those Committee members that are "outside directors" as defined by Section 162(m)) may designate the Awards as subject to the requirements of Section 162(m), in which case the provisions of the Awards are intended to conform with all provisions of Section 162(m) to the extent necessary to allow the Company to claim a Federal income tax deduction for the Awards as "qualified performance based compensation." However, the Committee retains the sole discretion to grant Awards that do not so qualify and to determine the terms and conditions of such Awards including any performance-based vesting conditions that shall apply to such Awards. Prior to the occurrence of an Acquisition, the Committee may exercise its discretion in a uniform and non-discriminatory manner for similarly-situated Participants to reduce (but not increase) any Award otherwise payable under this Plan in accordance with objective or subjective factors if necessary or appropriate to limit the amount payable under an Award to an amount consistent with the purposes of the Plan and the intended economic benefits of participation in the Plan. No Award subject to Section 162(m) shall be paid or vest, as applicable, unless and until the date that the Committee has certified, in the manner prescribed by Section 162(m), the extent to which the Performance Goals for the Performance Period (as defined in Section 9(b) below) have been attained and has made its decisions regarding the extent, if any, of a reduction of such Award. The Committee's determination will be final and conclusive.

b. Performance Goals. Performance goals (the "Performance Goals") will be based exclusively on one or more of the following business criteria determined with respect to the Company and its Subsidiaries on a group-wide basis or on the basis of Subsidiary, business platform, or operating unit results, in each case on a GAAP or non-GAAP basis: (i) earnings per share (on a fully diluted or other basis), (ii) pretax or after tax net income, (iii) operating income, (iv) gross or net revenue, (v) profit margin, (vi) stock price targets or stock price maintenance, (vii) working capital, (viii) free cash flow, (ix) cash flow, (x) return on equity, (xi) return on capital or return on invested capital, (xii) earnings before interest, taxes, depreciation, and amortization (EBITDA), (xiii) economic value added, (xiv) strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals, cost targets, or objective goals relating to acquisitions or divestitures, or (xv) any combination of these measures.

Each Performance Goal may be expressed in absolute and/or relative terms or ratios and may be based on or use comparisons with internal targets, the past performance of the Company (including the performance of one or more Subsidiaries, divisions, platforms, operating units and/or other business unit) and/or the past or current performance of other companies. In the case of earnings-based measures, Performance Goals may use comparisons relating to capital (including, but not limited to, the cost of capital), cash flow, free cash flow, shareholders' equity and/or shares outstanding, or to assets or net assets.

The Committee shall determine the period for which Performance Goals are set and during which performance is to be measured to determine whether a Participant is entitled to payment of an Award under the Plan (the "Performance Period"). Performance Periods may be of varying and overlapping durations, but each such period shall not be less than 12 months. To the extent that an Award is intended to constitute "qualified performance based compensation" within the meaning of Section 162(m), the Performance Goals must be established within 90 days of the beginning of the Performance Period.

The Committee may specify in an Award that Performance Goals shall be adjusted to include or exclude the effect of special one-time or extraordinary gains or losses and other one-time or extraordinary events, including without limitation changes in accounting principles, extraordinary, unusual, or nonrecurring items (such as material litigation, judgments and settlements), currency exchange rate fluctuations, changes in corporate tax rates, and the impact of acquisitions, divestitures, and discontinued operations.

10. General Provisions Applicable to Awards.

a. Transferability of Awards. Except as the Committee may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant, *provided, however*, that Nonstatutory Stock Options may be transferred pursuant to a qualified domestic relations order (as defined in the Code) or to a grantor-retained annuity trust or a similar estate-planning vehicle in which the trust is bound by all provisions of the Option which are applicable to the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

b. Documentation. Each Award granted under the Plan, with the exception of Cash Awards, shall be evidenced by a written Award agreement in such form as the Committee shall from time to time approve. Award agreements shall comply with the terms and conditions of the Plan and may contain such other provisions not inconsistent with the terms and conditions of the Plan as the Committee shall deem advisable. In the case of an Incentive Stock Option, the Award agreement shall contain, or refer to, such provisions relating to exercise and other matters as are required of "incentive stock options" under the Code. Award agreements may be evidenced by an electronic transmission (including an e-mail or reference to a website or other URL) sent to the Participant through the Company's normal process for communicating electronically with its employees. As a condition to receiving an Award, the Committee may require the proposed Participant to affirmatively accept the Award and agree to the terms and conditions set forth in the Award agreement by physically and/or electronically executing the Award agreement or by otherwise physically and/or electronically acknowledging such acceptance and agreement. With or without such affirmative acceptance, however, the Committee may prescribe conditions (including the exercise or attempted exercise of any benefit conferred by the Award) under which the proposed Participant may be deemed to have accepted the Award and agreed to the terms and conditions set forth in the Award agreement.

c. Committee Discretion. The terms of each type of Award need not be identical, and the Committee need not treat Participants uniformly.

d. Termination of Status. The Committee shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award, subject to applicable law and the provisions of the Code related to Incentive Stock Options.

e. Acquisition of the Company.

(i) Consequences of an Acquisition. If the Company is to be consolidated with or acquired by another entity in a merger, tender offer or other reorganization or transaction in which the holders of the outstanding voting stock of the Company immediately preceding the consummation of such event, shall, immediately following such event, hold, as a group, less than a majority of the voting securities of the surviving or successor entity, or in the event of a sale of all or substantially all of the Company's assets or otherwise (each, an "Acquisition"), the Committee or the board of directors of any entity assuming the obligations of the Company hereunder (the "Successor Committee"), shall, as to outstanding Awards, either (i) make appropriate provision for the continuation of such Awards by substituting on an equitable basis for the shares then subject to such Awards either (a) the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition, (b) shares of stock of the surviving or successor corporation or (c) such other securities as the Successor Committee deems appropriate, the Fair Market Value of which shall not exceed the Fair Market Value of the shares of Common Stock subject to such Awards immediately preceding the Acquisition and in each case subject to applicable tax withholding; (ii) upon written notice to the Participants, provide that all Awards must be exercised, to the extent then exercisable or to be exercisable as a result of the Acquisition, within a specified number of days of the date of such notice, at the end of which period the Awards shall terminate; (iii) terminate all Awards in exchange for a cash payment equal to the excess of the Fair Market Value of the shares subject to such Awards (to the extent then exercisable or to be exercisable as a result of the Acquisition) over the exercise price thereof, if any, subject to applicable tax withholding; (iv) if applicable, in the event the exercise price of an Award exceeds the Fair Market Value of the shares subject to such Award, terminate such Award without any consideration; or (v) in the case of Awards that may be settled in whole or in part in cash, provide for equitable treatment of such Awards.

(ii) Assumption of Awards Upon Certain Events. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Committee may grant Awards under the Plan in substitution for stock and stock-based awards issued by such entity or an affiliate thereof. The substitute Awards shall be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

f. Withholding. Each Participant shall pay to the Company, or make provisions satisfactory to the Company for payment of, any taxes required by law to be withheld in connection with Awards to such Participant no later than the date of the event creating the tax liability. The Committee may allow Participants to satisfy such tax obligations in whole or in part by transferring shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value. The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.

g. Amendment of Awards. The Committee may amend, modify or terminate any outstanding Award including, but not limited to, substituting therefor another Award of the same or a different type, changing the date of vesting or realization, modifying the exercise price, converting an Incentive Stock Option to a Nonstatutory Stock Option, and amending or modifying an Award such that it ceases to constitute "qualified performance based compensation" for purposes of Section 162(m); *provided that,* except as otherwise provided in Section 10(e)(i) or in the last sentence of this Section 10(g), the Participant's consent to such action shall be required unless the Committee determines in its sole discretion that the action, taking into account any related action, would not materially and adversely affect the Participant. Notwithstanding the foregoing, other than as provided for in Section 3(c), without prior approval by the Company's stockholders (a) no Option or other stock-based Award that is not a Full Value Award may be amended to reduce the price at which it is exercisable; (b) no Option or other stock-based Award that is not a Full Value Award may be canceled in exchange for an Option or other stock-based Award that is not a Full Value Award with an exercise price that is less than the exercise price of the original Option or stock-based Award that is not a Full Value Award; (c) no Option or stock-based Full Value Award with an exercise price above the then current Fair Market Value may be canceled in exchange for cash or other securities; and (d) no Option or stock-based

Award that is not a Full Value Award may be amended to extend the period of time for which such previously-issued Award shall be exercisable beyond the expiration date of such Award.

h. Forfeiture. Notwithstanding any provision herein to the contrary, Awards and shares of Common Stock (and proceeds therefrom) obtained pursuant to or on exercise of such Awards hereunder are subject to forfeiture, setoff, recoupment or other recovery if the Committee determines in good faith that such action is required by applicable law or Company policy.

i. Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of the Plan and any applicable laws, rules or regulations, and (iv) the Participant has paid to the Company, or made provisions satisfactory to the Company for payment of, any taxes required by law to be withheld in connection with the Award.

j. Acceleration. The Committee may at any time subsequent to the grant of an Award provide that any Options shall become immediately exercisable in full or in part, that Awards that may be settled in whole or in part in cash may become exercisable in full or in part, that any Restricted Stock Awards shall be free of some or all restrictions, or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that the foregoing actions may (i) cause the application of Sections 280G and 4999, (ii) disqualify all or part of the Option as an Incentive Stock Option, or (iii) cause an Award to cease to constitute "qualified performance based compensation" for purposes of Section 162(m). In the event of the acceleration of the exercisability of one or more outstanding Options, including pursuant to Section 10(e)(i), the Committee may provide, as a condition of full exercisability of any or all such Options, that the Common Stock or other substituted consideration, including cash, as to which exercisability has been accelerated shall be restricted and subject to forfeiture back to the Company at the option of the Company at the cost thereof upon termination of employment or other relationship, with the timing and other terms of the vesting of such restricted stock or other consideration being equivalent to the timing and other terms of the superseded exercise schedule of the related Option.

k. Exception to Minimum Vesting Periods. The Committee may grant up to ten percent (10%) of the maximum aggregate shares of Common Stock authorized for issuance hereunder in the form of Options, Restricted Stock, Restricted Stock Units and other Awards based on Common Stock that do not comply with the minimum vesting periods set forth in Sections 4(f), 5(c), 6(c) and 7.

l. Compliance with Code Section 409A. It is the intention of the Company that this Plan and each Award comply with and be interpreted in accordance with Section 409A of the Code, the United States Department of Treasury regulations, and other guidance issued thereunder, including any applicable exemptions (collectively, "Section 409A"). Each payment in any series of payments provided to a Participant pursuant to this Plan or an Award will be deemed a separate payment for purposes of Section 409A. If any amount payable under this Plan or an Award is determined by the Company to constitute nonqualified deferred compensation for purposes of Section 409A (after taking into account applicable exemptions) and such amount is payable upon a termination of employment, then such amount shall not be paid unless and until the Participant's termination of employment also constitutes a "separation from service" from the Company for purposes of Section 409A. In the event that the Participant is determined by the Company to be a "specified employee" for purposes of Section 409A at the time of his separation from service with the Company, then any nonqualified deferred compensation (after giving effect to any exemptions available under Section 409A) otherwise payable to the Participant as a result of the Participant's separation from service during the first six (6) months following his separation from service shall be delayed and paid in a lump sum upon the earlier of (x) the Participant's date of death, or (y) the first day of the seventh month following the

Participant's separation from service, and the balance of the installments (if any) will be payable in accordance with their original schedule.

11. Foreign Jurisdictions.

To the extent that the Committee determines that the material terms set by the Committee or imposed by the Plan preclude the achievement of the material purposes of the Plan in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those terms and provide for such additional terms and conditions as the Committee determines to be necessary, appropriate or desirable to accommodate differences in local law, policy or custom or to facilitate administration of the Plan. The Committee may adopt or approve sub-plans, appendices or supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary, appropriate or desirable, without thereby affecting the terms of the Plan as in effect for any other purpose. The special terms and any appendices, supplements, amendments, restatements or alternative versions, however, shall not include any provisions that are inconsistent with the terms of the Plan as then in effect, unless the Plan could have been amended to eliminate such inconsistency without further approval by the stockholders. The Committee shall also have the authority and discretion to delegate the foregoing powers to appropriate officers of the Company.

12. Miscellaneous.

a. Definitions.

(i) "Company" for purposes of eligibility under the Plan, shall include any present or future subsidiary corporations of SeaChange International, Inc., as defined in Section 424(f) of the Code (a "Subsidiary"), and any present or future parent corporation of SeaChange International, Inc., as defined in Section 424(e) of the Code. For purposes of Awards other than Incentive Stock Options, the term "Company" shall also include any other business venture in which the Company has a direct or indirect significant interest, as determined by the Committee in its sole discretion.

(ii) "Code" means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

(iii) "employee" for purposes of eligibility under the Plan shall include a person to whom an offer of employment has been extended by the Company and who has actually commenced employment with the Company, whether full or part-time status; *provided, however*, that for purposes of Section 4(b) such person must be an employee of the Company as defined under Section 422 of the Code.

(iv) "Fair Market Value" of the Company's Common Stock on any date means (i) the last reported sale price (on that date) of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not then traded on a national securities exchange; or (iii) if the Common Stock is not publicly traded, the fair market value of the Common Stock as determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Stock in private transactions negotiated at arm's length); *provided*, that, in all events the Fair Market Value shall represent the Committee's good faith determination of the fair market value of the Common Stock. The Committee's determination shall be conclusive as to the Fair Market Value of the Common Stock.

(v) "Full Value Awards" means Restricted Stock, Restricted Stock Units and Awards other than (a) Options or (b) Cash Awards or (c) other stock-based Awards for which the Participant pays the intrinsic value (whether directly or by forgoing a right to receive a cash payment from the Company).

b. No Right To Employment or Other Status. No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan.

c. No Rights As Stockholder. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder thereof.

d. Effective Date and Term of Plan. The Plan shall become effective on the date on which it is approved by the stockholders of the Company (the "Effective Date"). No Awards shall be granted under the Plan after the completion of ten years from the Effective Date, but Awards previously granted may extend beyond that date.

e. Amendment of Plan. The Committee may amend this Plan at any time, provided that any material amendment to the Plan will not be effective unless approved by the Company's stockholders. For this purpose, a material amendment is any amendment that would (i) other than pursuant to Section 3(c), materially increase either the number of shares of Common Stock available under the Plan, or the maximum number of shares of Common Stock issuable in one fiscal year to a Participant; (ii) expand the class of persons eligible to receive Awards or otherwise participate in the Plan; (iii) amend Section 10(g); (iv) amend Section 10(k); (v) subject to Sections 10(e) and 10(j), amend the minimum vesting provisions of Awards contained in Sections 4(f), 5(c), 6(c) or 7 of the Plan; or (vi) require stockholder approval pursuant to the requirements of NASDAQ or any exchange on which the Company is then listed or applicable law.

f. Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of The Commonwealth of Massachusetts, exclusive of reference to rules and principles of conflicts of law.

Adopted by the Board of Directors on May 31, 2011

Approved by the stockholders on July 20, 2011

Amended by the Board of Directors on February 8, 2013

Amended by the Board of Directors on May 17, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2013

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-21393

SEACHANGE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-3197974**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

50 Nagog Park, Acton, MA 01720
(Address of principal executive offices, including zip code)

(978)-897-0100
(Registrant's telephone number, including area code)

Securities Registered Pursuant To Section 12(b) Of The Act:

Common Stock, $.01 par value

Securities Registered Pursuant To Section 12(g) Of The Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or in any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 31, 2012, the aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing price for the registrant's Common Stock on the NASDAQ Global Select Market on such date was $243,195,410. The number of shares of the registrant's Common Stock outstanding as of the close of business on April 4, 2013 was 32,612,436.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive Proxy Statement (which is expected to be filed within 120 days after the Company's fiscal year end) relating to the registrant's Annual Meeting of Stockholders to be held on or about July 17, 2013 to be filed pursuant to Regulation 14A are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this Annual Report on Form 10-K ("Form 10-K") of SeaChange International, Inc. ("SeaChange," the "Company," "us," or "we"), including, but not limited to the statements contained in Item 1, *"Business,"* and Item 7, *"Management's Discussion and Analysis of the Financial Condition and Results of Operations,"* along with statements contained in other reports that we have filed with the Securities and Exchange Commission (the "SEC"), external documents and oral presentations, which are not historical facts are considered to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. These statements which may be expressed in a variety of ways, including the use of forward looking terminology such as "believe," "expect," "seek," "intend," "may," "will," "should," "could," "potential," "continue," "estimate," "plan," or "anticipate," or the negatives thereof, other variations thereon or compatible terminology, relate to, among other things, our transition to being a company that primarily provides software solutions, the effect of certain legal claims against us, projected changes in our revenues, earnings and expenses, exchange rate sensitivity, interest rate sensitivity, liquidity, product introductions, industry changes, general market conditions, timing of going live on our new cloud-based ERP/CRM system and our continued limited number of customers. We do not undertake any obligation to publicly update any forward-looking statements.

These forward-looking statements, and any forward looking statements contained in other public disclosures of the Company which make reference to the cautionary factors contained in this Form 10-K, are based on assumptions that involve risks and uncertainties and are subject to change based on the considerations described below. We discuss many of these risks and uncertainties in greater detail in Item 1A, *"Risk Factors,"* of this Form 10-K. These and other risks and uncertainties may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.

The following discussion should be read in conjunctions with our *"Management Discussion and Analysis of Financial Condition and Results of Operations,"* and our financial statements and footnotes contained in Part II, Item 7., of this Form 10-K.

Item 1. BUSINESS

GENERAL

SeaChange International, Inc., a Delaware corporation founded on July 9, 1993, is an industry leader in the delivery of multi-screen video. Our products and services facilitate the aggregation, licensing, management and distribution of video, television programming and advertising content. We sell our products and services worldwide primarily to video service providers including: cable system operators [such as Liberty Global, Inc. ("LGI"), Virgin Media Inc. ("Virgin Media"), Comcast Cable Communications Management, LLC ("Comcast"), Cox Communications, Inc., Rogers Communications, Inc. and Cablevision Systems among others]; and telecommunications companies (such as Verizon Communications, Inc., AT&T Services, Inc. and Turk Telekom among others).

Our products and services are designed to enable our customers to reduce capital and operating expenses, reduce subscriber turnover and access new revenue generating opportunities from subscribers, advertisers and electronic commerce initiatives. Using our products and services, we believe our customers can increase their revenues by offering additional services such as on-demand television programming on a variety of devices, including cellular telephones, personal computers ("PCs") and tablets. This capability allows the operator to offer programming incorporating the ability for subscribers to pause, rewind and fast-forward video-on-demand ("VOD") content. Our systems also enable video service providers to offer other interactive television services that allow subscribers to receive personalized services and interact with their video devices, thereby enhancing their viewing experience. Our products also allow our customers to insert advertising into broadcast and VOD programming, including targeting specific subscribers in a particular geographic and/or demographic market.

The primary thrust of our business has been to enable the delivery of video assets in the evolving multi-screen video environment. Through acquisitions and partnerships we have expanded our capabilities, products and services to address the delivery of content to devices other than the television, such as mobile devices (smart phones and tablets), game consoles, smart televisions and PCs. Traditionally, our products and services included hardware and software for content management and delivery systems, middleware that drives set top box applications, advertising systems that help pay for content and services that involve the acquisition and distribution of video content. As we have transitioned to a software company, we have shed non-core company assets, such as broadcast hardware, and have focused on higher margin, recurring revenue generating software products. We believe that our strategy of expanding into adjacent product lines will position us to further support and maintain our existing customer base. By providing our customers more technologically advanced software platforms, they can further reduce their infrastructure costs and improve reliability. Additionally we are positioned to take advantage of new customers entering the on-demand marketplace allowing us to increasingly serve adjacent markets, such as mobile operators and over-the-top, which we use to mean the delivery of content without the service provider being involved in the control or distribution of the content itself.

Our core technologies provide a foundation for products and services that can be deployed in next generation video delivery systems capable of increased levels of subscriber interactivity. We have received several awards for technological excellence, including three Emmy Awards for our pivotal roles in the growth of volume service provider businesses including VOD and multichannel advertising.

Fiscal 2013 and 2012 were transition years for us. During fiscal 2012, we engaged in an evaluation of strategic alternatives regarding the future direction of the Company and during the fourth quarter of fiscal 2012, the Board of Directors decided that it was in the best interest of shareholders to continue as a standalone publicly-traded company. We also enacted leadership changes at the senior management level in fiscal 2012, including the elimination of the position of President of the Company, and made swift replacements with the addition of a new Chief Executive Officer and Chief Financial Officer. In fiscal year 2013, the Company continued to focus on significantly improving and streamlining its operations while continuing to transform into a company primarily focused on software solutions. On May 4, 2012, we completed the sale of our Broadcast Servers and Storage business to XOR Media, while retaining the video streaming business. We also completed the sale of our Media Services business, On Demand Group ("ODG"), to Avail-TVN, Inc. ("Avail"). Accordingly, our Broadcast Servers and Storage and Media Services business units are reflected in our financial statements as discontinued operations. These divestitures have allowed us to focus on our core software and services operations, including our next generation video back office platform, in-home gateway software and advertising solutions. For more information on these divestitures see Note 3., *"Discontinued Operations,"* to the consolidated financial statements in Part II, Item 8., *"Financial Statements and Supplementary Data,"* of this Form 10-K.

With the divestiture of the Broadcast Servers and Storage and Media Services businesses, the remaining Software and Streaming businesses were organized into one reporting segment. The segment includes product revenues from our video back office platform (including video streamers), in-home gateway and advertising products as well as related services such as professional services, installation, training, project management, product maintenance, and technical support.

PRODUCTS AND SERVICES

Our business is comprised of three distinct product lines: video back office platform (including video streamers), advertising and in-home gateway. Our revenue sources consist of product revenue from these product lines as well as related services such as professional services, installation, training, project management, product maintenance, technical support and software development for those software products.

Video Back Office Platform

In 2006, we began selling our SeaChange Axiom® on-demand back office platform software independent of our hardware while offering subscription services in an effort to increase market share and generate a more predictable recurring revenue stream. In 2008, we saw the need to move video to mobile devices, such as smart phones and purchased Mobix Interactive Limited ("Mobix"), a United Kingdom based company that had developed software and services allowing mobile service operators to offer video products. To further enhance our back office platform product offerings, in September 2009, we acquired a private software company, eventIS Group B.V. ("eventIS"), in Eindhoven, the Netherlands, which was a leading provider of

VOD back office platform software products supporting operators primarily in Europe. Their software complemented and extended the capabilities of our VOD back office platform software products.

The integration of the software from eventIS and Mobix with our legacy Axiom product has become the basis for our next generation back office platform software product, SeaChange Adrenalin™ ("Adrenalin"). Adrenalin is a comprehensive multi-screen video back office platform that enables video service providers to manage, monetize and deliver a seamless viewing experience to subscribers across multiple devices at home and on the go. Adrenalin is backward compatible with Axiom and is modular, allowing our installed base to gradually adopt new functionality and features to support multi-screen video distribution. An important feature of the Adrenalin back office platform software is regionalization, which allows operators to centralize video distribution systems thereby reducing dependence on hardware and ultimately controlling operating expenses. In addition to regionalization, the Adrenalin back office platform software automates and streamlines functionality in four crucial areas:

- Ingest of content including custom workflow, transcoding, encryption and distribution;
- Content management including data analysis and management of metadata;
- Business management such as advertising placement, contract rights and subscriber entitlements, cloud-based monitoring and management and recommendation of social media applications; and
- Publishing and purchasing, which allow content to be formatted for viewing on any device as well as in High Definition or 3D formats.

SeaChange Nitro™ ("Nitro") is our multi-screen user experience application that enables video service providers to seamlessly present linear, time-shifted and on-demand content across mobile, PC and television screens. Nitro gives subscribers intuitive features and functionality to navigate and manage video content on any screen they choose, regardless of location.

Advertising

As more content moves to mobile devices, the ability to generate additional revenue by inserting targeted advertising on these devices becomes crucial to operators seeking to offset content rights costs and reducing subscriber fees for viewing the content. Our SeaChange Infusion™ Advanced Advertising Platform represents the transformation of our world-leading television ad technology into an enhanced monetization platform that unites television and Internet ad operations. Infusion scales to support operators' migration to consolidated regional and national advertising systems that are managed from increasingly web-centric and virtualized datacenters. Infusion supports dynamic targeted advertising across multiple screens through a SeaChange innovation called "multi-experience." Multi-experience enables the coordination of multi-screen ads, delivering an unprecedented opportunity for advertisers to measure viewer engagement. Advertisers can now reach their audiences in video being viewed on smart phones, tablets, PCs and televisions while targeting those ads to the particular viewer, resulting in more relevant and effective advertisements.

With our SeaChange AdPulse™ advertising software platform, ads and VOD content are maintained in separate databases. They are ingested, managed and updated separately allowing for fast and easy refresh, simple rotation of ad copy and targeting by geographic, demographic and viewing characteristics. Because the ads are tracked separately from the content, the data provided includes detailed ad viewing and trick-mode (fast-forward, rewind, and pause) usage leading to easier analysis of reach and effectiveness.

VOD, digital video recorders ("DVRs") and over-the-top ("OTT") services, by which we mean the delivery of content without the service provider being involved in the control or distribution of the content itself, are also changing the way audiences view programming. Therefore, our next generation advertising product strategy is creating new opportunities for our customers to capture local, regional and national advertising revenue from linear, targeted linear and targeted dynamic on-demand advertising.

In-Home Gateway

In February 2010, we acquired VividLogic, Inc. ("VividLogic"), a private software company which was located in Fremont, California. VividLogic's products and services have enabled us to expand our software product portfolio to participate more competitively in the in-home gateway market, which we define as the market for the porting of video distribution to home devices.

As video consumption evolves, we are using this platform to produce software that ports to any gateway hardware and acts as a hub for all video distribution to devices throughout the home including consumer electronic devices such as iPads, smart phones and game consoles. Our SeaChange Nucleus™ ("Nucleus") Soft Box software product is a hybrid gateway, standards-based solution supporting both QAM and IP-delivered video. Nucleus delivers a unified user experience across all platforms throughout the home. Nucleus provides full control over set-top box functionality including channel changes, whole home VOD/DVR and content sharing anywhere in the home. The Nucleus Presentation Manager is enabled by the Internet (HTML5 based) and the cloud, and supports next generation user interfaces ("UI") including our own Nitro User Interface. It supports applications and widgets such as smart phone and tablet remote control.

Strategy

Our strategy is to maintain and expand our installed customer base while increasing our revenue base with new customers, especially in the telecommunications industry, delivering exceptional customer service, positioning ourselves as an industry leader in the delivery of multi-screen video. We continue to execute this strategy by:

- Growing revenues through the introduction of our next generation software platforms, such as Adrenalin for back office platform, Infusion and AdPulse for our advertising product line and our Nucleus Soft Box gateway;
- Reducing our overall cost structure and further streamlining our operations; and
- Acquiring or investing in businesses that will enhance our product offerings and be accretive to our business.

Research and Product Development

Our research and development costs were $39.6 million in fiscal 2013, $40.2 million in fiscal 2012 and $44.1 million in fiscal 2011. We believe that our success will depend on our ability to develop and introduce timely new integrated solutions and enhancements to our existing products that meet changing customer requirements in our current and future customer base as well as new markets. We have made and will continue to make substantial investments in our products and new technologies. Our current research and development activities are focused on developing video back office platform, in-home gateway software and advertising solutions in the multi-screen video market, and integrating the solutions we currently offer. Our direct sales and marketing groups closely monitor changes in customer needs, changes in the marketplace and emerging industry standards to help us focus our research and development efforts to address our customers' needs, help solve their problems, and lower their operating and capital costs. Our lead engineers are involved in industry standards bodies such as the Society of Cable Telecommunications Engineers, where they help define the direction of the next generation of products and standards. Our research and development efforts are performed at our Acton, Massachusetts headquarters as well as our sites in Milpitas, California; Bangalore, India; Manila, Philippines; and Eindhoven, the Netherlands.

During fiscal 2013, we realigned our research and development efforts to focus on the next generation networks and video delivery platforms which are vital to our customers' success. We achieved this by reducing or ending our investment in certain legacy product lines, divesting non-core business units and assets while reallocating resources to our three fundamental software products: Adrenalin for back office platform, Nucleus, the new in-home gateway software for the delivery of video and applications throughout the home, and next generation advertising products such as Infusion and AdPulse.

As of January 31, 2013, we had a research and development staff of 334 employees, representing 46% of our total employee workforce. As of January 31, 2012 and 2011, we had a research and development staff of 427 and 469 which represented 37% and 39% of our total workforce, respectively. Our research and development staff was reduced by 99 employees when we divested our Broadcast Servers and Storage and Media Services businesses in May 2012.

Selling and Marketing

We sell and market our products worldwide through a direct sales organization, independent agents and distributors. Direct and indirect sales activities are primarily conducted from our Acton, Massachusetts headquarters and our European facility in Eindhoven, the Netherlands, as well as through sales representatives deployed in different regions of the globe. We also market certain of our products to systems integrators and value-added resellers. Our sales cycle tends to be long, in some instances twelve to twenty-four months, and purchase orders are typically in excess of one million dollars. As a result it is sometimes difficult to predict what quarter or fiscal year our revenues may be realized.

In light of the complexity of our digital video products, we primarily utilize a direct sales process. Working closely with customers to understand and define their needs enables us to obtain better information regarding market requirements, enhance our expertise in our customers' industries, and more effectively and precisely convey to customers how our solutions address the customer's specific needs. In addition to the direct sales process, customer references and visits by potential customers to sites where our products are in place are often critical in the sales process.

We use several marketing programs to focus on our targeted markets to support the sale and distribution of our products. We attend and exhibit our products at a limited number of prominent industry trade shows and conferences and we present our technology at seminars and smaller conferences to promote the awareness of our products. We also publish articles in trade and technical journals.

As of January 31, 2013, we had a marketing and sales staff of 48 employees, representing 7% of our total employee workforce. As of January 31, 2012 and 2011, we had a marketing and sales staff of 77 and 94 people representing 7% and 8%, respectively, of our total workforce for both of these fiscal years. Our marketing and sales staff was reduced by 15 employees when we divested our Broadcast Servers and Storage and Media Services businesses in May 2012.

Manufacturing and Quality Control

Our manufacturing operation relates to our streaming servers and consists primarily of component and subassembly procurement, systems integration and final assembly, testing and quality control of the complete systems. We rely on independent contractors to manufacture components and subassemblies to our specifications.

In May of 2009, we achieved TL 9000 certification across multiple locations. The QuEST Forum, a consortium of telecommunications suppliers and service providers, developed the TL 9000 standard using the framework of the ISO 9000 international standard as a basis to pursue a goal of global telecommunications quality and industry-wide performance excellence. We continue to maintain this certification for quality management systems.

As of January 31, 2013, 2012, and 2011, we had a manufacturing staff of approximately 14, 27, and 29 people respectively, which represented approximately 2% of our total workforce for each fiscal year.

Our Customers

We currently sell our products primarily to video service providers including cable system operators and telecommunications companies. Our customer base is highly concentrated among a limited number of large customers, primarily due to the fact that the cable and telecommunications industries in the United States are dominated by a limited number of large companies. A significant portion of our revenues in any given fiscal period have been derived from substantial orders placed by these large organizations. For the fiscal year ended January 31, 2013, Comcast and Virgin Media comprised 18% and 12%, respectively, of our total revenues. For the fiscal year ended January 31, 2012, Comcast and Virgin Media comprised 24% and 11%, respectively, of our total revenues. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues in the near future, even as we intend to penetrate new markets and customers. As a result of this customer concentration, our business, financial condition and results of operations could be materially adversely affected by the failure of anticipated orders to materialize and by deferrals or cancellations of orders as a result of changes in customer requirements or new product announcements or introductions. In addition, the concentration of customers may cause variations in revenue, expenses and operating results on a quarterly basis due to seasonality of orders or the timing and relative size of orders received and shipped during a fiscal quarter.

We do not believe that our backlog at any particular time is meaningful as an indicator of our future level of sales for any particular period. Because of the nature of our products and our use of standard components, a significant portion of the backlog at the end of a quarter can be manufactured and shipped to the customer before the end of the following quarter. However, because of the requirements of particular customers, these orders may not be shipped or, if shipped, the related revenues may not be recognized in the ensuing quarter. Therefore, there is no direct correlation between the backlog at the end of any quarter and our total sales for the following quarter or other periods.

Competition

The markets in which we compete are characterized by intense competition, with a large number of suppliers providing different types of products to different segments of the markets. In new markets for our products, we compete principally based on price. In markets in which we have an established presence, we compete principally on the basis of the breadth of our products' features and benefits, including the flexibility, scalability, professional quality, ease of use, reliability and cost effectiveness of our products, and our reputation and the depth of our expertise, customer service and support. While we believe that we currently compete favorably overall with respect to these factors and that our ability to provide integrated solutions to manage and distribute digital video differentiates us from our competitors, in the future we may not be able to continue to compete successfully with respect to these factors.

In the market for multi-screen video, we compete with various larger companies offering video software back office platforms and applications such as Cisco Systems, Inc., Motorola Mobility Inc., and Ericsson Inc.

In our in-home gateway market we compete with system integrators and gateway software and applications vendors who offer proprietary software and hardware solutions. However, because our software has been integrated with the three largest chip manufactures, Intel Corporation, Broadcom Corporation and STMicroelectronics N.V., we believe we obtain a competitive advantage when these chips are designed into the networks by the operators.

In the video advertisement market, we generally compete with Arris Group Inc. ("ARRIS"). We expect the competition in each of the markets in which we operate to intensify in the future as existing and new competitors with significant market presence and financial resources, including computer hardware and software companies and television equipment manufacturers enter these rapidly evolving markets.

Many of our current and prospective competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products. Moreover, these companies may introduce additional products that are competitive with ours or enter into strategic relationships to offer complete solutions, and in the future our products may not be able to compete effectively with these products.

Proprietary Rights

Our success and our ability to compete are dependent, in part, upon our proprietary rights. We have been granted 24 U.S. patents, have eight patents pending and have filed foreign patent applications related thereto for various technologies developed and used in our products. In addition, we rely on a combination of contractual rights, trademark laws, trade secrets and copyright laws to establish and protect our proprietary rights in our products. It is possible that in the future not all of these patent applications will be issued or that, if issued, the validity of these patents would not be upheld. It is also possible that the steps taken by us to protect our intellectual property will be inadequate to prevent misappropriation of our technology or that our competitors will independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries in which our products are or may be distributed do not protect our proprietary rights to the same extent as do the laws of the United States. We have been involved, and continue to be involved, in significant intellectual property litigation, and we may be a party to litigation in the future to enforce our intellectual property rights or as a result of an allegation that we infringe others' intellectual property.

Employees

The table below represents the number of employees that we employ in different geographic areas across the world as of January 31, 2013. Employees included in our divested businesses are not included in this table. We believe that our relations with our employees are good. None of our employees are represented by a collective bargaining agreement.

	January 31,		
Country	2013	2012[(1)]	2011[(2)]
United States	411	449	510
Philippines	143	193	209
Netherlands	97	87	79
Other international	71	69	78
Total employees by country	722	798	876

(1) Fiscal 2012 in the above table does not include 355 employees that were included in the divestiture of our Broadcast Servers and Storage and Media Services businesses.

(2) Fiscal 2011 in the above table does not include 333 employees that were included in the divestiture of our Broadcast Servers and Storage and Media Services businesses.

Executive Officers

The following is a list of our executive officers, their ages as of March 31, 2013 and their positions held with us:

Name	Age	Title
Raghu Rau	63	Chief Executive Officer and Board member
Michael D. Bornak	50	Chief Financial Officer, Treasurer, Secretary and Senior Vice President of Finance and Administration
David McEvoy	55	Senior Vice President and General Counsel
Anthony Dias	46	Chief Accounting Officer and Vice President, Finance

Mr. Rau became the Chief Executive officer on November 30, 2011 and was appointed the permanent Chief Executive Officer on May 1, 2012 and has served as a Director of the Company since July 15, 2010; Mr. Rau currently also serves on the Board of Aviat Networks, Inc. Since 2010, Mr. Rau has also served as a director of Microtune, Inc., the receiver solutions company. From 1992 to 2008, he held a number of positions with Motorola, Inc., including leadership positions in marketing and strategy and held the title of Senior Vice President, Mobile TV Solutions Business from 2007 to 2008.

Mr. Bornak joined the Company on January 23, 2012 as Chief Financial Officer, Treasurer, Secretary, and Senior Vice President of Finance and Administration. Prior thereto, he served as Chief Financial Officer of Tollgrade Communications, Inc. from September 2009; as Chief Financial Officer of Solar Power Industries, Inc. from June 2008 to July 2009; as Chief Financial Officer for MHF Logistical Solutions, Inc. from February 2005 to June 2008; and as Vice President of Finance and Chief Financial Officer of Portec Rail Products, Inc. from January 1998 to February 2005. Mr. Bornak is also a Certified Public Accountant.

Mr. McEvoy joined the Company on July 1, 2012 as Vice President and General Counsel. He became Senior Vice President and General Counsel on February 1, 2013. Prior to joining SeaChange, Mr. McEvoy was the Senior Vice President and General Counsel of Peoplefluent Inc. Mr McEvoy was the Senior Vice President and General Counsel of Art Technology Group, Inc. ("ATG") from September 2005 to March 2010. ATG was acquired by Oracle on January 5, 2011. Prior to joining ATG, Mr. McEvoy was the Group General Counsel of Gores Technology Group, a private equity firm. Mr. McEvoy has held various General Counsel and other executive level legal positions with several companies including Aprisma Inc., Anchor Ltd., VeriFone Inc., Mattel Interactive, Broderbund and The Learning Company.

Mr. Dias joined the Company on December 3, 2007 as Vice President of Finance and Corporate Controller. He became Chief Accounting Officer in June 2012. Prior to joining SeaChange, Mr. Dias served as Corporate Controller at LeMaitre Vascular, Inc. from October 2006 to November 2007. Prior to that Mr. Dias held various senior finance positions with Candela Corporation, Globalware, Inc. and Aldiscon, Inc. (later acquired by Logica). Mr. Dias is also a Certified Public Accountant.

Geographic Information

Geographic information is included in Part II, Item 7. of this Form 10-K under the heading *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and in Note 13., *"Segment Information, Significant Customers and Geographic Information,"* to the consolidated financial statements located in Part II, Item 8. of this Form 10-K.

Available Information

SeaChange is subject to the informational requirements pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). SeaChange files periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (*http://www.sec.gov*) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Financial and other information about SeaChange, including SeaChange's Code of Ethics and Business Conduct and charters for SeaChange's Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, is available on the Investor Relations section of our website at *www.schange.com.* We make available free of charge on our website our Form 10-K, Quarterly Reports on Form 10-Q ("Form 10-Q"), Current Reports on Form 8-K ("Form 8-K") and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our web site is not incorporated by reference into this document and should not be considered a part of this Form 10-K. Our web site address is included in this document as an inactive textual reference only.

Item 1A. RISK FACTORS

We wish to caution each reader of this Form 10-K to consider the following factors and other factors discussed herein and in other past reports, including but not limited to prior year Form 10-K and Form 10-Q reports filed with the SEC. Our business and results of operations could be materially affected by any of the following risks. The factors discussed herein are not exhaustive. Therefore, the factors contained herein should be read together with other reports that we file with the SEC from time to time, which may supplement, modify, supersede, or update the factors listed in this document.

Our business is dependent on customers' continued spending on video systems and services. A reduction in spending by customers would adversely affect our business.

Our performance is dependent on customers' continued spending for video systems and services. Spending for these systems and services is cyclical and can be curtailed or deferred on short notice. A variety of factors affect the amount of spending, and, therefore, our sales and profits, including:

- general economic conditions;
- customer specific financial or stock market conditions;
- availability and cost of capital;
- governmental regulation;
- demand for services;
- competition from other providers of video systems and services;
- acceptance of new video systems and services by our customers; and
- real or perceived trends or uncertainties in these factors.

Any reduction in spending by our customers would adversely affect our business. We continue to have limited visibility into the capital spending plans of our current and prospective customers. Fluctuations in our revenue can lead to even greater fluctuations in our operating results. Our planned expense levels depend in part on our expectations of future revenue. Our planned expenses include significant investments, particularly within our research and development organization, which we believe are necessary to continue to provide innovative solutions to meet our current and prospective customers' needs. As a result, it is difficult to forecast revenue and operating results. If our revenue and operating results are below the expectations of our investors and market analysts, it could cause a decline in the price of our common stock.

Our future success is dependent on the continued development of the multi-screen video market and if the multi-screen video market does not continue to develop, our business may not continue to grow.

A large portion of our expected revenue growth is expected to come from sales and services related to our multi-screen video products. However, the multi-screen video market continues to develop as a commercial market, both within and outside North America. The potential size of the multi-screen video market and the timing of its development are uncertain. The success of this market requires that video service providers continue to upgrade their cable networks to support digital two-way transmission service and successfully market multi-screen video and similar services to their cable television subscribers. Some cable system operators, particularly outside of North America, are still in the early stages of commercial deployment of multi-screen video service to major residential cable markets and, accordingly, to date our digital video systems have been commercially available only to a limited number of subscribers. Also, the telecommunications companies have also begun to adapt their networks to support digital two-way transmission and begun marketing multi-screen video services. If cable system operators and telecommunications companies fail to make the capital expenditures necessary to upgrade their networks or determine that broad deployment of multi-screen video services is not viable as a business proposition or if our digital video systems cannot support a substantial number of subscribers while maintaining a high level of performance, our revenues will not grow as we have planned.

If we are unable to successfully introduce new products or enhancements to existing products on a timely basis, our financial condition and operating results may be adversely affected by a decrease in sales of our products.

Because our business plan is based on technological development of new products and enhancements to our existing products, our future success is dependent on our successful introduction of these new products and enhancements on a timely basis. In the future we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these and other new products and enhancements, or find that our new products and enhancements do not adequately meet the requirements of the marketplace or achieve market acceptance. Announcements of currently planned or other new product offerings may cause customers to defer purchasing our existing products. Moreover, despite testing by us and by current and potential customers, errors or failures may be found in our products, and, even if discovered, may not be successfully corrected in a timely manner. These errors or failures could cause delays in product introductions and shipments, or require design modifications that could adversely affect our competitive position. Currently, we are focused on our next generation software products, including SeaChange Adrenalin™, SeaChange Nucleus™ Soft Box, and SeaChange Infusion™ Advanced Advertising Platform. Our inability to complete the development of these new products or enhancements on a timely basis or the failure of these new products or enhancements to achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations in fiscal 2014 and in future periods.

Our business is impacted by worldwide economic cycles, which are difficult to predict.

The global economy and financial markets experienced disruption in recent years, including, among other things, extreme volatility in security prices, diminished credit availability, rating downgrades of certain investments and declining valuations of others. These economic developments and the rate of recovery and the change in business spending resulting from these developments affect businesses such as ours and those of our customers and vendors in a number of ways that could result in unfavorable consequences to us. A continued slow recovery from these events or further disruption and deterioration in economic conditions may reduce customer purchases of our products and services, thereby reducing our revenues and earnings. In addition, these events may, among other things, result in increased price competition for our products and services, increased risk in the collectability of our accounts receivable from our customers, increased risk in potential reserves for doubtful accounts and write-offs of accounts receivable, and higher operating costs as a percentage of revenues. We have taken actions to address the effects of the economic crisis and the slow recovery, including implementing cost control and cost reduction measures. It is possible that we may need to take further actions to control our cost structure and implement further cost reduction measures. We cannot predict whether these measures will be sufficient to offset certain of the negative trends that might affect our business.

We have taken and continue to take measures to address the variability in the market for our products and services, which could have long-term negative effects on our business or impact our ability to adequately address a rapid increase in customer demand.

We have taken and continue to take measures to address the variability in the market for our products and services, to increase average revenue per unit of our sales and to reduce our operating expenses, rationalize capital expenditure and minimize customer turnover. These measures include shifting more of our operations to lower cost regions, outsourcing and off shoring manufacturing processes and general and administrative functions, implementing cost reduction programs, reducing the number of our employees, and reducing and rationalizing planned capital expenditures and expense budgets. As previously announced, we sold our Broadcast Servers and Storage and Media Services businesses in fiscal 2013 as we focus on becoming a company that primarily provides software solutions. We cannot ensure that the measures we have taken will not impair our ability to effectively develop and market products and services, to remain competitive in the industries in which we compete, to operate effectively, to operate profitably during slowdowns or to effectively meet a rapid increase in customer demand. These measures may have long-term negative effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products and services, making it more difficult to hire and retain talented individuals and to quickly respond to customers or competitors in an upward cycle.

Our business has been subject to uncertainties introduced by the evaluation of strategic options completed by us in fiscal 2012.

As previously disclosed, we completed an evaluation of strategic options in fiscal 2012 and concluded that it was in the best interests of stockholders to remain a standalone public company, and to focus on improving and streamlining our operations. This strategic review resulted in the expenditure of substantial management time and resources, and may result in our customers reducing the level of orders they place with us, the departure from the Company of key employees, a third party expressing interest in acquiring the Company, and other factors that may have a negative effect on our business. Since that time, there has been continued consolidation within the industry in which we compete, which may make it more likely that a third party expresses interest in acquiring us. These factors could create uncertainty in our operations and cause our revenues to decline, having a material adverse effect on our business, financial condition and results of operations and result in fluctuations of our stock price.

We may be unsuccessful in our efforts to become a company that primarily provides software solutions.

Our efforts to become a company that primarily provides software solutions may result in a reduction both in the range of products and services we offer and in the range of our current and potential future customers. Each of these factors may increase the level of execution risk in our strategy, in that there may be increased variability in our revenues. If we are unsuccessful in this transition, our business, financial condition and results of operation may be adversely affected, and the market price of our common stock may decrease.

Because our customer base is highly concentrated among a limited number of large customers, the loss of or reduced demand by, or return of product by one or more of these customers, could have a material adverse effect on our business, financial condition and results of operations.

Our customer base is highly concentrated among a limited number of large customers, and, therefore, a limited number of customers account for a significant percentage of our revenues in any fiscal period. We generally do not have written agreements that require customers to purchase fixed minimum quantities of our products. Our sales to specific customers tend to vary significantly from year to year and from quarter to quarter depending upon these customers' budgets for capital expenditures and our new product introductions. We believe that a significant amount of our revenues will continue to be derived from a limited number of large customers in the future. The loss of, reduced demand for products or related services by, or return of a product previously purchased by any of our major customers, could have a material adverse effect on our business, financial condition and results of operations. In addition, the industry has experienced consolidation among our customers which may cause delays or reductions in capital expenditure plans and/or increased competitive pricing pressures as the number of available customers decline and their relative purchasing power increases in relation to suppliers. Any of these factors could adversely affect our business.

Cancellation or deferral of purchases of our products or the return of previously purchased products could cause a substantial variation in our operating results, resulting in a decrease in the market price of our common stock and making period-to-period comparisons of our operating results less meaningful.

We derive a substantial portion of our revenues from purchase orders that exceed one million dollars in value. Therefore, any significant cancellation or deferral of purchases of our products or the return of previously purchased products could result in a substantial variation in our operating results in any particular quarter due to the resulting decrease in revenue and gross margin. In addition, to the extent significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected because our operating costs and expenses are based, in part, on our expectations of future revenues, and we may be unable to adjust spending in a timely manner to compensate for any revenue shortfall. Because of these factors, in some future quarter our operating results may be below guidance that we may issue or the expectations of public market analysts and investors, any of which may adversely affect the market price of our common stock. In addition, these factors may make period-to-period comparisons of our operating results less meaningful.

Due to the lengthy sales cycle involved in the sale of our products, our quarterly results may vary and should not be relied on as an indication of future performance.

Video back office platform, advertising and in-home gateway products and services are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of these products typically requires coordination and agreement among a potential customer's corporate headquarters and its regional and local operations. For these and other reasons, the sales cycle associated with the purchase of our video back office platform, advertising and in-home gateway products and services is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which we have little or no control. Based upon all of the foregoing, we believe that our quarterly revenues and operating results are likely to vary significantly in the future, that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons should not be relied upon as indications of future performance.

If there were a decline in demand or average selling prices for our products, including our video back office platform, advertising and in-home gateway products, our revenues and operating results would be materially affected.

We expect our three product lines to continue to account for a significant portion of our revenues. Accordingly, a decline in demand or average selling prices for these products, whether as a result of new product introductions by others, price competition, technological change, inability to enhance the products in a timely fashion, or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to manage our growth and the related expansion in our operations effectively, our business may be harmed through a diminished ability to monitor and control effectively our operations, and a decrease in the quality of work and innovation of our employees.

Our ability to successfully offer new products and services and implement our business plan in a rapidly evolving market requires effective planning and management. We are also continuing to transition towards greater reliance on our software products and services for a significant portion of our total revenue. In light of the growing complexities in managing our expanding portfolio of products and services, our anticipated future operations may continue to strain our operational and administrative resources. To manage future growth effectively, we must continue to improve our operational controls and internal controls over financial reporting, and to integrate the businesses we have acquired and our new personnel and to manage our expanding international operations. A failure to manage our growth may harm our business through a decreased ability to monitor and control effectively our operations, and a decrease in the quality of work and innovation of our employees upon which our business is dependent.

Because our business is susceptible to risks associated with international operations, we may not be able to maintain or increase international sales of our products and services.

Our international operations are expected to continue to account for a significant portion of our business in the future. However, in the future we may be unable to maintain or increase international sales of our products and services. Our international operations are subject to a variety of risks, including:

- difficulties in establishing and managing international distribution channels;
- difficulties in selling, servicing and supporting overseas products and services and in translating products and services into foreign languages;
- the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property;
- multiple and possibly overlapping tax structures;
- negative tax consequences such as withholding taxes and employer payroll taxes;

- differences in labor laws and regulations affecting our ability to hire and retain employees; and
- economic or political changes in international markets.

New regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo ("DRC") and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements will require due diligence efforts in fiscal 2014, with initial disclosure requirements beginning in May 2014. There will be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering "conflict free" conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face adverse affects to our reputation if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

To date, most of our revenues have been denominated in U.S. dollars, while a significant portion of our international expenses are incurred in the local currencies of countries in which we operate. Because a portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. An increase in the value of the U.S. dollar could increase the real cost to our customers of our products in those markets outside the United States where we often sell in dollars, and a weakened dollar could increase local currency operating costs. In preparing our consolidated financial statements, certain financial information is required to be translated from foreign currencies to the U.S. dollar using either the spot rate or the weighted-average exchange rate. If the U.S. dollar changes relative to applicable local currencies, there is a risk our reported sales, operating expenses, and net income could significantly fluctuate. We are not able to predict the degree of exchange rate fluctuations, nor can we estimate the effect any future fluctuations may have upon our future operations.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from third-party challenges.

Our success and ability to compete depends upon our ability to protect our proprietary technology that is incorporated into our products. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we have issued patents, we cannot assure that any additional patents will be issued or that the issued patents will not be invalidated. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise misappropriate and use our products or technology without authorization, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. If competitors are able to use our technology, our ability to compete effectively could be harmed.

We have been and in the future could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant legal costs to defend our intellectual property rights.

The industry in which we operate is characterized by vigorous protection and pursuit of intellectual property rights or positions, which on occasion, have resulted in significant and often protracted litigation. We have from time to time received, and may in the future receive, communications from third parties asserting infringements on patent or other intellectual property rights covering our products or processes. We are currently engaged in intellectual property litigation with ARRIS, and we may be a party to litigation in the future to enforce our intellectual property rights or as a result of an allegation that we infringe others' intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement, as many of our commercial agreements require us to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to our products. We have received certain claims for indemnification from customers but have not been made party to any litigation involving intellectual property infringement claims as a result. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. This possibility of multiple damages serves to increase the incentive for plaintiffs to bring such litigation. In addition, these lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention away from our operations. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. In addition, any potential intellectual property litigation also could force us to stop selling, incorporating or using the products that use the infringed intellectual property or obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, although this license may not be available on reasonable terms, or at all, or redesign those products that use the infringed intellectual property. If we are forced to take any of the foregoing actions, our business may be seriously harmed.

If content providers, such as movie studios, limit the scope of content licensed for use in the digital VOD market, our business, financial condition and results of operations could be negatively affected because the potential market for our products would be more limited than we currently believe and have communicated to the financial markets.

The success of the VOD market is contingent on content providers, such as movie studios, permitting their content to be licensed for use in this market. Content providers may, due to concerns regarding either or both marketing and illegal duplication of the content, limit the extent to which they provide content to the VOD market. A limitation of content for the VOD market would indirectly limit the market for our VOD system which is used in connection with that market.

Because we purchase certain material components used in manufacturing our products from sole suppliers and we use a limited number of third-party manufacturers to manufacture our products, our business, financial condition and results of operations could be materially adversely affected by a failure of these suppliers or manufacturers.

Certain key components of our products are currently purchased from a sole supplier, including computer chassis, switching gear, an interface controller video transmission board, and operating system and applications software. We have in the past experienced quality control problems, where products did not meet specifications or were damaged in shipping, and delays in the receipt of these components. These problems were generally of short duration and did not have a material adverse effect on our business and results of operations. However, we may in the future experience similar types of problems which could be more severe or more prolonged. While we believe that there are alternative suppliers available for these components, we believe that the procurement of these components from alternative suppliers could take up to a year. During fiscal 2013, amounts paid to these suppliers were not material to our financial results as only a small portion of material components were purchased during the fiscal year. In addition, these alternative components may not be functionally equivalent or may be unavailable on a timely basis or on similar terms. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, could result in delays or reductions in product shipments which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we rely on a limited number of third parties who manufacture certain components used in our products. While to date there has been suitable third-party manufacturing capacity readily available at acceptable quality levels, in the future there may not be manufacturers that are able to meet our future volume or quality requirements at a price that is favorable to us. Any financial, operational, production or quality assurance difficulties experienced by these third-party manufacturers that result in a reduction or interruption in supply to us could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to obtain necessary licenses or distribution rights for third-party technology at acceptable prices, or at all, our products could become obsolete or we may not be able to deliver certain product offerings.

We have incorporated third-party licensed technology into our current products and our product lines. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements or to provide specific solutions. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms. The inability to maintain or re-license any third-party licenses required in our current products or to obtain any new third-party licenses necessary to develop new products and product enhancements or provide specific solutions could require us to obtain substitute technology of lower quality or performance standards or at greater cost. Such inabilities could delay or prevent us from making these products or enhancements or providing specific solutions, which could seriously harm the competitiveness of our products.

We may also incorporate open source software into our products. Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. We could also be subject to similar conditions or restrictions should there be any changes in the licensing terms of the open source software incorporated into our products. In either event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely or successful basis, any of which could adversely affect our business, operating results and financial condition.

If we are unable to successfully compete in our marketplace, our financial condition and operating results may be adversely affected.

We currently compete against large companies offering video software solutions. In the digital advertisement insertion market, we compete against suppliers of both analog tape-based and digital systems. In addition, a number of well-funded companies have been developing and implementing broadband internet VOD services for home television viewing. To the extent the products developed are competitive with and not complementary to our products, they may be more cost effective than our VOD solutions, which could result in cable system operators and telecommunications companies discontinuing their purchases of our on-demand products. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including software companies and television equipment manufacturers, may enter those markets, thereby further intensifying competition. Increased competition could result in price reductions, cancellations of purchase orders, losses of business with current customers to competitors, and loss of market share which would adversely affect our business, financial condition and results of operations. Many of our current and potential competitors have greater financial, selling and marketing, technical and other resources than we do. Moreover, our competitors may also foresee the course of market developments more accurately than we. Although we believe that we have certain technological and other advantages over our competitors, realizing and maintaining these advantages will require a continued high level of investment by us in research and product development, marketing and customer service and support. In the future we may not have sufficient resources to continue to make these investments or to make the technological advances necessary to compete successfully with our existing competitors or with new competitors. If we are unable to compete effectively, our business, prospects, financial condition and operating results would be materially adversely affected because of the difference in our operating results from the assumptions on which our business model is based.

If we fail to respond to rapidly changing technologies related to digital video, our business, financial condition and results of operations would be materially adversely affected because the competitive advantage of our products and services relative to those of our competitors would decrease.

The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions and enhancements. Future technological advances in the television and video industries may result in the availability of new products or services that could compete with the solutions provided by us or reduce the cost of existing products or services, any of which could enable our existing or potential customers to fulfill their video needs better and more cost efficiently than with our products. Our future success will depend on our ability to enhance our existing digital video products, including the development of new applications for our technology, and to develop and introduce new products to meet and adapt to changing customer requirements and emerging technologies. In the future, we may not be successful in enhancing our digital video products or developing, manufacturing and marketing new products which satisfy customer needs or achieve market acceptance. In addition, there may be services, products or technologies developed by others that render our products or technologies uncompetitive, unmarketable or obsolete, or announcements of currently planned or other new product offerings either by us or our competitors that cause customers to defer or fail to purchase our existing solutions.

Our financial condition and results of operations could be materially adversely affected by the performance of the companies in which we have made and may in the future make equity investments.

We have made non-controlling equity investments in complementary companies and we may in the future make additional investments. These investments may require additional capital and may not generate the expected rate of return that we believed possible at the time of making the investment. This may adversely affect our financial condition or results of operations. Also, investments in development-stage companies may generate other than temporary declines in fair value of our investment that would result in impairment charges.

We may not fully realize the benefits of our completed acquisitions, and future acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

As part of our business strategy, we have acquired and may in the future seek to acquire or invest in new businesses, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions could create risks for us, including:

- difficulties in assimilation of acquired personnel, operations, technologies or products which may affect our ability to develop new products and services and compete in our rapidly changing marketplace due to a resulting decrease in the quality of work and innovation of our employees upon which our business is dependent;
- adverse effects on our existing business relationships with suppliers and customers, which may be of particular importance to our business because we sell our products to a limited number of large customers, we purchase certain components used in manufacturing our products from sole suppliers and we use a limited number of third-party manufacturers to manufacture our product; and
- our ability to retain and incentivize management and key employees of the acquired business.

Future acquisitions or divestitures may adversely affect our financial condition.

Historically, we have acquired technology or businesses to supplement and expand our product offerings. In the future, we could acquire additional products, technologies or businesses, or enter into joint venture arrangements, for the purpose of complementing or expanding our business as occurred with VividLogic Inc. in fiscal 2011 and eventIS in fiscal 2010. In fiscal 2013, we sold our Broadcast Servers and Storage and Media Services business units. Negotiation of potential acquisitions, divestitures or joint ventures and our integration or transfer of acquired or divested products, technologies or businesses could divert management's time and resources.

As part of our strategy for growth, we may continue to explore acquisitions, divestitures, or strategic alliances, which may not be completed or may not be ultimately beneficial to us.

Acquisitions or divestitures may pose risks to our operations, including:

- problems and increased costs in connection with the integration or divestiture of the personnel, operations, technologies, or products of the acquired or divested businesses;
- unanticipated costs;
- diversion of management's attention from our core business;
- inability to make planned divestitures of businesses on favorable terms in a timely manner or at all;
- adverse effects on business relationships with suppliers and customers and those of the acquired company;
- acquired assets becoming impaired as a result of technical advancements or worse-than-expected performance by the acquired company;
- entering markets in which we have no, or limited, prior experience; and
- potential loss of key employees.

In addition, in connection with any acquisitions or investments we could:

- issue stock that would dilute our existing stockholders' ownership percentages;
- incur debt and assume liabilities;
- obtain financing on unfavorable terms;
- incur amortization expenses related to acquired intangible assets or incur large and immediate write-offs;
- incur large expenditures related to office closures of the acquired companies, including costs relating to the termination of employees and facility and leasehold improvement charges resulting from our having to vacate the acquired companies' premises; and
- reduce the cash that would otherwise be available to fund operations or for other purposes.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under accounting principles generally accepted in the United States ("U.S. GAAP"), we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or other intangible assets may not be recoverable include declines in our stock price and market capitalization, or decreased future cash flows projections. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on projections of future operating performance. We operate in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. We may be required to record a significant noncash charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined.

We may experience risks in our investments due to changes in the market, which could adversely affect the value or liquidity of our investments.

We maintain a portfolio of marketable securities in a variety of instruments which may include commercial paper, certificates of deposit, money market funds and government debt securities. These investments are subject to general credit, liquidity, market, and interest rate risks. As a result, we may experience a reduction in value or loss of liquidity of our investments. These market risks associated with our investment portfolio may have a negative adverse effect on our results of operations, liquidity and financial condition.

The success of our business model could be influenced by changes in the regulatory environment, such as changes that either would limit capital expenditures by television, cable or telecommunications operators or reverse the trend towards deregulation in the industries in which we compete.

The telecommunications and television industries are subject to extensive regulation which may limit the growth of our business, both in the United States and other countries. The growth of our business internationally is dependent in part on deregulation of the telecommunications industry abroad similar to that which has occurred in the United States and the timing and magnitude of which is uncertain. Video service providers are subject to extensive government regulation by the Federal Communications Commission and other federal and state regulatory agencies. These regulations could have the effect of limiting capital expenditures by video service providers and thus could have a material adverse effect on our business, financial condition and results of operations. The enactment by federal, state or international governments of new laws or regulations, changes in the interpretation of existing regulations or a reversal of the trend toward deregulation in these industries could adversely affect our customers, and thereby materially adversely affect our business, financial condition and results of operations.

We may not be able to hire and retain highly skilled employees, which could affect our ability to compete effectively because our business is technology-based.

Our success depends to a significant degree upon the continued contributions of our key personnel, many of whom would be difficult to replace. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, customer service, selling and marketing, finance, administrative and manufacturing personnel, as our business is technology-based. Because competition for these personnel is intense, we may not be able to attract and retain qualified personnel in the future. The loss of the services of any of the key personnel, the integration of new personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly software engineers and sales personnel could have a material adverse effect on our business, financial condition and results of operations because our business is technology-based.

We may have additional tax liabilities.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by various tax jurisdictions. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our income tax provision, net income, or cash flows in the period or periods for which that determination is made. In addition, we are subject to sales, use and similar taxes in many countries, jurisdictions and provinces, including those states in the United States where we maintain a physical presence or have a substantial nexus. These taxing regimes are complex. For example, in the United States, each state and local taxing authority has its own interpretation of what constitutes a sufficient physical presence or nexus to require the collection and remittance of these taxes. Similarly, each state and local taxing authority has its own rules regarding the applicability of sales tax by customer or product type.

System errors, failures, or interruptions could cause delays in shipments, require design modifications or replacements which may have a negative impact on our business and damage our reputation and customer relationships.

System errors or failures in our products or related to our information technology infrastructure may adversely affect our business, financial condition and results of operations. Despite our testing and testing by current and potential customers, not all errors or failures may be found in our products or, if discovered, successfully corrected in a timely manner. Notwithstanding our efforts to the contrary, our products and business may be subject to unauthorized access which could also result in errors or failures in our products, or the dissemination of confidential information. These errors or failures could cause delays in product introductions and shipments, require design modifications that could adversely affect our competitive position or result in material liability to us. Further, some errors may not be detected until the systems are deployed. In such a case, we may have to undertake major replacement programs to correct the problem. Our reputation may also suffer if our customers view our products as unreliable or our systems as unsecure, whether based on actual or perceived errors or failures in our products or our systems. Further, a defect, error or performance problem with our on-demand systems could cause our customers' VOD offerings to fail for a period of time or be degraded. Any such failure would cause customer service and public relations problems for our customers. As a result, any failure of our customers' systems caused by our technology, including the failure of third- party technology incorporated therein or therewith, could result in delayed or lost revenue due to adverse customer reaction, negative publicity regarding us and our products and services and claims for substantial damages against us, regardless of our responsibility for such failure. Any claim could be expensive and require us to spend a significant amount of resources. In circumstances where third-party technology incorporated with or in our systems includes a defect, error or performance problem or fails for any reason, we may have to replace such third-party technology at our expense and be responsible to our customers for their corresponding claims. Such replacements or claims could be expensive and could require us to spend a significant amount of resources.

We may be subject to network disruptions or security breaches that could damage our reputation and harm our business and operating results.

We may be subject to network disruptions or security breaches caused by computer viruses, illegal break-ins or hacking, sabotage, acts of vandalism by third parties or terrorism. Our security measures or those of our third-party service providers may not detect or prevent such security breaches. Any such compromise of our information security could result in the unauthorized publication of our confidential business or proprietary information, cause an interruption in our operations, result in the unauthorized release of customer or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation or damage our reputation, which could harm our business and operating results.

Our stock price may be volatile.

Historically, the market for technology stocks has been extremely volatile. Our common stock has experienced, and may continue to experience, substantial price volatility. The occurrence of any one or more of the factors noted above could cause the market price of our common stock to fluctuate. In the past couple of years, the stock market in general, and The NASDAQ Global Select Market ("NASDAQ") and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such companies.

Any weaknesses identified in our system of internal controls by us and our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, our independent registered public accounting firm must report on its evaluation of those controls. In future periods, we may identify deficiencies, including as a result of the loss of the services of one or more of our key personnel, in our system of internal controls over financial reporting that may require remediation. There can be no assurances that any such future deficiencies identified may not be significant deficiencies or material weaknesses that would be required to be reported in future periods.

As a Delaware corporation, we are subject to certain Delaware anti-takeover provisions.

As a Delaware corporation, we are subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of the voting rights of our common stock, from merging or combining with us for a practical period of time. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control of SeaChange could limit the opportunity of our stockholders to receive a premium for their shares of SeaChange common stock and also could affect the price that some investors are willing to pay for our common stock.

Changes in financial accounting standards may cause adverse unexpected revenue fluctuations and affect our reported results of operations.

A change in accounting policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New pronouncements and varying interpretations of existing pronouncements have occurred with frequency and may occur in the future. Changes to existing rules, or changes to the interpretations of existing rules, could lead to changes in our accounting practices, and such changes could adversely affect our reported financial results or the way we conduct our business.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Location	Principal Use	Business Segment	Square Feet
Owned Facilities			
Acton, Massachusetts	Corporate Headquarters, Engineering, Customer Services, Manufacturing, Marketing and Human Resources	Software	120,000
Leased Facilities			
Milpitas, California	Engineering	Software	20,200
Manila, Philippines	Engineering and Customer Services	Software	14,174
Fort Washington, Pennsylvania	Engineering	Software	14,000
Portland, Oregon	Engineering	Software	6,559
Eindhoven, The Netherlands	Engineering, Sales and Customer Services	Software	6,264
Held for sale			
Greenville, New Hampshire			24,000

In addition, we lease offices in Ireland, India, Turkey and the U.K. We believe that existing facilities are adequate to meet our foreseeable requirements. Due to restructuring of the VOD server product lines and divesture of a portion of the Broadcast Servers and Storage business unit, we have determined to sell our Greenville, New Hampshire facility and have classified it as an asset held for sale on our balance sheet.

Item 3. LEGAL PROCEEDINGS

ARRIS Litigation

On July 31, 2009, ARRIS filed a contempt motion in the U.S. District Court for the District of Delaware ("the Court") against SeaChange International relating to U.S. Patent No 5,805,804 (the "804 patent"), a patent in which ARRIS has an ownership interest. On August 3, 2009, SeaChange filed a complaint seeking a declaratory judgment from the Court that its products do not infringe the '804 patent and asserting certain equitable defenses. On June 4, 2010, the Court entered an Order staying the declaratory judgment action pending resolution of the contempt proceeding. On September 2, 2011, the Court entered an Order in which it concluded that a contempt proceeding was the appropriate procedure for resolving the parties' dispute and that further factual and legal determinations would be necessary. On March 1, 2012, the Court conducted a hearing on the contempt motion at which the parties submitted additional information. On October 9, 2012, the Court rejected ARRIS's contempt allegations, concluding that the record did not contain clear and convincing evidence to support a contempt finding that SeaChange's modified ITV system infringes the ARRIS patent. The Court denied ARRIS motion of contempt. ARRIS filed a Notice of Appeal on November 8, 2012. ARRIS and SeaChange have submitted their briefs to the Court of Appeals for the Federal circuit, though no date has been set yet for oral argument. The District Court has continued the stay of SeaChange's case seeking a declaratory judgment pending resolution of ARRIS's appeal.

We enter into agreements in the ordinary course of business with customers, resellers, distributors, integrators and suppliers. Most of these agreements require us to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to our products. From time to time, we also indemnify customers and business partners for damages, losses and liabilities they may suffer or incur relating to personal injury, personal property damage, product liability, and environmental claims relating to the use of our products and services or resulting from the acts or omissions of SeaChange, its employees, authorized agents or subcontractors. For example, SeaChange has received requests from several of its customers for indemnification of patent litigation claims. Management cannot reasonably estimate any potential losses, but these claims could result in material liability for us.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Registrant's Common Equity

Our common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol "SEAC".

The following table sets forth the quarterly high and low closing sales prices per share reported on NASDAQ for our last two fiscal years ended January 31, 2013 and 2012.

	Fiscal Year 2013		Fiscal Year 2012	
	High	**Low**	**High**	**Low**
Three Month Period Ended:				
First Quarter	$ 8.39	$6.81	$10.95	$8.62
Second Quarter	8.69	7.07	11.26	9.41
Third Quarter	9.05	7.24	9.63	6.96
Fourth Quarter	11.15	8.60	8.82	6.59

On April 4, 2013, there were 102 holders of record.

We have never declared or paid any cash dividends on our common stock, since inception, and do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings for use in operations and to finance the expansion of our business.

Issuer Purchases of Equity Securities

Stock Repurchase Plans

On May 26, 2010, our Board of Directors authorized the repurchase of up to $20.0 million of its common stock, par value $0.01 per share, through a share repurchase program. The repurchase program terminated on January 31, 2012 and the Company did not repurchase any shares under this program for fiscal 2012 and purchased approximately 178,000 shares at a cost of $1.4 million for fiscal 2011.

On March 28, 2012, our Board of Directors authorized the repurchase of up to $25.0 million of our common stock, par value $0.01 per share, through a stock repurchase program which expired by its terms on January 31, 2013. Under the program, management was authorized to repurchase shares through Rule 10b5-1 plans, open market purchases, privately negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws, including Rule 10b-18 of the Securities Exchange Act of 1934. Management executed a Rule 10b5-1 plan commencing in September 2012. This share repurchase program did not obligate us to acquire any specific number of shares and could have been suspended or discontinued. All repurchases were expected to be funded from our current cash position. The timing and amount of the shares to be repurchased was based on market conditions and other factors, including price, corporate and regulatory requirements, and alternative investment opportunities. As of January 31, 2013, we repurchased a total of 764,024 shares of our common stock at an average price of $8.12 per share and used a total of $6.2 million of cash, including fees under this plan.

The following table provides information about our repurchases of our equity securities during the quarter ended January 31, 2013:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (Or Units)	Total Number of Shares (Or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (Or Units) that May Yet Be Purchased Under the Plans
November 1, 2012 to November 30, 2012 . .	14,500	$8.51	764,024	$18,799,180
December 1, 2012 to December 31, 2012 . .	—	$ —	764,024	$18,799,180
January 1, 2013 to January 31, 2013	—	$ —	764,024	$18,799,180
Total	14,500	$8.12	764,024	$18,799,180

STOCK PERFORMANCE GRAPH

The following graph compares the change in the cumulative total stockholder return on SeaChange's common stock during the period from the close of trading on January 31, 2008 through January 31, 2013, with the cumulative total return on the Center for Research in Securities Prices ("CRSP") Index for the Nasdaq Stock Market (U.S. Companies) and a SIC Code Index based on SeaChange's SIC Code. The comparison assumes $100 was invested on January 31, 2008 in SeaChange's common stock at the $10.00 closing price on January 31, 2008 and in each of the foregoing indices and assumes reinvestment of dividends, if any.

The following graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing of SeaChange under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. The stock price performance shown on the following graph is not necessarily indicative of future price performance. Information used on the graph was obtained from a third-party provider, a source believed to be reliable, but SeaChange is not responsible for any errors or omissions in such information.


180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Jan-2008
Jan-2009
Jan-2010
Jan-2011
Jan-2012
Jan-2013

	Jan-31-2008	Jan-30-2009	Jan-31-2010	Jan-31-2011	Jan-31-2012	Jan-31-2013
SeaChange International, Inc. (SEAC)	100.0	84.3	92.2	117.9	102.3	158.8
NASDAQ Composite Index Total Return	100.0	61.8	89.9	113.0	117.7	131.5
3663 Radio & TV Broadcasting & Comms Equipment	100.0	56.5	74.3	69.1	52.4	56.2

Notes:

(1) The lines represent monthly index levels derived from compounded daily returns that include all dividends.

(2) If the monthly interval, based on the fiscal year end, is not a trading day, the preceding trading day is used.

(3) The index level for all series was set to 100 on January 31, 2008.

Item 6. SELECTED FINANCIAL DATA

Our selected financial data below should be read in conjunction with our audited, consolidated financial statements and related notes contained in Part II, Item 8., *"Financial Statements and Supplementary Data,"* of this Form 10-K. For all periods presented, this selected financial data has been adjusted to reflect the businesses divested as discontinued operations. For more information on these adjustments, see Note 3, *"Discontinued Operations,"* to our consolidated financial statements included in Part II, Item 8. of this Form 10-K.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Fiscal Years Ended January 31,				
	2013	2012	2011	2010	2009
	(Amounts in thousands, except per share data)				
Product revenue	$ 64,274	$ 73,157	$ 82,155	$ 97,005	$ 100,348
Service revenue	92,914	91,635	91,500	73,141	61,677
Total revenues	157,188	164,792	173,655	170,146	162,025
Total operating costs and expenses	(160,706)	(166,462)	(171,669)	(161,919)	(149,177)
Interest income, net	26	252	280	570	1,202
Other expense, net	(112)	(246)	(1,160)	(307)	(942)
Gain on sale of investment in affiliates	885	—	27,071	—	—
(Loss) income before income taxes and equity income (loss) in earnings of affiliates	(2,719)	(1,664)	28,177	8,490	13,108
Income tax (benefit) provision	(1,555)	1,881	(2,227)	375	522
Equity income (loss) in earnings of affiliates, net of tax	193	142	167	—	(47)
Net (loss) income from continuing operations	(971)	(3,403)	30,571	8,115	12,539
Loss on sale of discontinued operations	(14,073)	—	—	—	—
Loss from discontinued operations, net	(2,293)	(611)	(1,103)	(6,792)	(2,565)
Net (loss) income	$ (17,337)	$ (4,014)	$ 29,468	$ 1,323	$ 9,974
(Loss) earnings per share:					
Basic	$ (0.53)	$ (0.13)	$ 0.94	$ 0.04	$ 0.32
Diluted	$ (0.53)	$ (0.13)	$ 0.92	$ 0.04	$ 0.32
(Loss) earnings per share from continuing operations:					
Basic	$ (0.03)	$ (0.11)	$ 0.98	$ 0.26	$ 0.40
Diluted	$ (0.03)	$ (0.11)	$ 0.96	$ 0.26	$ 0.40
Loss per share from discontinued operations:					
Basic	$ (0.50)	$ (0.02)	$ (0.04)	$ (0.22)	$ (0.08)
Diluted	$ (0.50)	$ (0.02)	$ (0.04)	$ (0.22)	$ (0.08)

CONSOLIDATED BALANCE SHEET DATA

	As of January 31,				
	2013	2012	2011	2010	2009
	(Amounts in thousands)				
Working capital	$116,018	$102,991	$ 92,628	$ 60,888	$ 82,813
Total assets	266,129	298,852	305,191	267,147	233,983
Deferred revenue	30,603	35,735	39,783	43,855	29,100
Long-term liabilities	6,911	21,386	27,057	28,443	3,745
Total liabilities	63,928	87,914	96,049	89,225	61,747
Total stockholders' equity	202,201	210,938	209,142	177,922	172,237

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes included in this Form 10-K. When reviewing the discussion, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risk and uncertainties described under Item 1A., *"Risk Factors,"* of this Form 10-K. These risks and uncertainties could cause actual results to differ materially from those forecasted in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the discussion of forward-looking statements under *"Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995,"* at the beginning of this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated), and we undertake no obligation to update or revise the statements in light of future developments. Unless otherwise specified, any reference to a "year" is to a fiscal year ended January 31.

INTRODUCTION

Divestitures of Non-Core Businesses

As part of our strategy to become a software company, we sold our Broadcast Servers and Storage and Media Services businesses as we believed that these businesses were no longer strategic assets that we wished to invest in as we focus on becoming a software company. On May 4, 2012, we completed the sale of our Broadcast Servers and Storage business and received cash, net of certain adjustments, of $4.9 million. On May 21, 2012, we completed the sale of ODG to Avail for a purchase price of approximately $27 million. See Note 3, *"Discontinued Operations,"* to our consolidated financial statements included in Part II, Item 8. of this Form 10-K for additional information. Unless otherwise indicated, references to the revenues and earnings throughout this MD&A and elsewhere in this Form 10-K refer to revenues from continuing operations and do not include revenue and earnings from the discontinued operations as a result of these asset sales. Similarly, discussion of other matters in our consolidated financial statements refers to continuing operations unless otherwise indicated. The results of the divested portions of our former Broadcast Servers and Storage and Media Services businesses are reported in discontinued operations.

Business Overview

We are a global leader in the delivery of multi-screen video. Our products and services facilitate the aggregation, licensing, storage, management and distribution of video, television programming, and advertising content primarily to cable system operators and telecommunications companies.

During fiscal 2013, our strategy was to transform the Company into a software company, position ourselves to grow our revenues and streamline our operating cost structure. We accomplished these objectives through the following actions:

- We successfully divested two business segments that were non-core to our strategy to allow us to focus solely on our software business while eliminating significant operating costs;
- We shifted our research and development resources from our declining legacy products to our next generation products and continue to invest and expand our current resources to our platform products (Adrenalin and Nitro), advertising products (Infusion and AdPulse) and our in-home gateway Nucleus product. We also announced numerous worldwide wins for these new products as we help our customers achieve their goals of reducing operating and capital costs as well as customer churn;
- We solidified our ongoing leadership of the Company by appointing Raghu Rau as our permanent Chief Executive Officer on May 1, 2012;
- We reduced the size of our accounting/finance and manufacturing departments as well as the executive management team, and appointed new leadership in key positions, including the Chief Financial Officer, Chief Accounting Officer, General Counsel, VP of Engineering, VP of Marketing, General Manager of EMEA/APAC, General Manager of Americas Sales, and a Chief Architect;

- We achieved significant non-headcount cost savings throughout the organization, especially in the areas of outside legal and accounting costs as well as our general insurance plans;
- We are enhancing our business systems through an investment in a new cloud-based ERP/CRM system which is expected to "go-live" in the second quarter of fiscal 2014 which will allow us to manage our business in "real time" and reduce our overall information technology costs;
- We are ensuring that we build quality into everything we do and are monitoring our results for continuous improvement; and
- We are executing and producing the financial and operational results that we as a management team have set out to achieve.

Our focus in fiscal 2014 will be to grow our revenues as existing customers purchase or upgrade our next generation product offerings while also seeking out new customer opportunities, expand to new and adjacent markets such as mobile and internet protocol television ("IPTV") operators, increase our selling efforts into new geographical areas, and invest in new technologies through acquisition or direct investment. We will also continue to review our overall cost structure as we continue to invest in our next generation products. Lastly, our key focus will be to continue to work closely with our customers and provide them with quality products and superior customer service as we help them achieve their business goals.

Following the divesture of the Broadcast Servers and Storage and Media Services businesses, our remaining businesses were organized into one reporting segment. We will not report multiple business segments due to the nature of the products offered to customers, the market characteristics of each operating segment and our management structure.

We have experienced fluctuations in our revenues from quarter to quarter due to the following factors:

- Budgetary approvals by our customers for capital purchases;
- The ability of our customers to process the purchase order within their organization in a timely manner;
- Availability of the product;
- The time required to deliver and install the product; and
- The customer's acceptance of the products and services.

In addition, many customers may delay or reduce capital expenditures. This, together with other factors, could result in the reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, excess and obsolete inventory, gross margin deterioration, slower adoption of new technologies and increased price competition.

Our operating results are significantly influenced by a number of factors, including the mix of products sold and services provided, pricing, costs of materials used in our products, and the expansion of our operations during the fiscal year. We price our products and services based upon our costs and consideration of the prices of competitive products and services in the marketplace. We expect our financial results to vary from quarter to quarter and our historical financial results are not necessarily indicative of future performance. In light of the higher proportion of our international business, we expect movements in foreign exchange rates to have a greater impact on our financial condition and results of operations in the future.

RESULTS OF OPERATIONS

The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

Revenues

The components of our total revenues are described in the following table:

	For the Fiscal Years Ended January 31,			FY13 vs. FY12		FY12 vs. FY11	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
	(Amounts in thousands, except for percentage data)						
Software Revenues:							
Products	$ 64,274	$ 73,157	$ 82,155	$ (8,883)	(12.1)%	$(8,998)	(11.0)%
Services	92,914	91,635	91,500	1,279	1.4%	135	0.1%
Total revenues	157,188	164,792	173,655	(7,604)	(4.6)%	(8,863)	(5.1)%
Cost of product revenues	20,055	22,774	30,256	(2,719)	(11.9)%	(7,482)	(24.7)%
Cost of service revenues	53,459	49,591	45,333	3,868	7.8%	4,258	9.4%
Inventory write-down	1,752	430	2,474	1,322	>100%	(2,044)	(82.6)%
Total cost of revenues	75,266	72,795	78,063	2,471	3.4%	(5,268)	(6.7)%
Gross profit	$ 81,922	$ 91,997	$ 95,592	$(10,075)	(11.0)%	$(3,595)	(3.8)%
Gross product profit margin	68.8%	68.9%	63.2%		(0.1)%		5.7%
Gross service profit margin	42.5%	45.9%	50.5%		(3.4)%		(4.6)%
Gross profit margin	52.1%	55.8%	55.0%		(3.7)%		0.8%

Fiscal 2013 As Compared to Fiscal 2012

Product Revenues. Product revenues for fiscal 2013 decreased $8.9 million, or 12%, over fiscal 2012, primarily due to the following:

- A $12.9 million decrease in back office platform revenue, which was primarily due to a $13.0 million decrease in legacy product revenues to domestic customers. Included in this decrease is a $5.8 million decrease relating to the revenue recorded from our subscription agreement with Comcast from fiscal 2012. The agreement included specific product enhancements in fiscal 2012 and therefore was recorded as product revenues. The current agreement with Comcast signed in the second quarter of fiscal 2013 contains no specified product enhancements and therefore revenue recognized under this agreement was recorded as service revenue; and
- A $4.3 million decrease in advertising revenues which was primarily due to lower license revenue from our legacy products of $4.9 million offset by higher revenues from our newer products in fiscal 2013 of $0.6 million.

These decreases were partially offset by:

- A $6.6 million increase in our in-home gateway revenue which was due to a significant gateway licensing transaction with a customer in Europe and higher legacy middleware product revenues resulting from the signing of an amendment with a European customer during the third quarter of fiscal 2013; and
- A $1.7 million increase in VOD servers revenues during fiscal 2013, as compared to the same period of fiscal 2012, primarily due to a higher number of shipments of VOD servers to North American customers in fiscal 2013 that was partially offset by lower revenues from a customer in Asia.

Service Revenues. Service revenues for fiscal 2013 increased $1.3 million, or 1%, as compared to fiscal 2012, primarily due to:

- A $4.1 million increase in our in-home revenues primarily due to a $5.8 million increase in gateway service revenues from several domestic customers along with revenues from Flashlight Engineering and Consulting, LLC ("Flashlight"), which we acquired in June 2012. These increases were partially offset by a $1.7 million decrease in legacy middleware service revenues which was a result of the recent amendment with a European customer which resulted in a higher portion of revenue recognized as product revenue; and
- A $2.6 million increase in back office platform service revenue which was primarily due to the Comcast agreement being recorded as service revenues, as mentioned above, along with increased service revenues from European customers due to a higher number of deployments this year.

These increases were partially offset by a $5.4 million decrease in advertising service revenues due to lower product revenues of our legacy products.

For fiscal 2013 and 2012, two customers each accounted for more than 10%, and collectively accounted for 30% and 35%, respectively, of our total revenues. We believe that a significant amount of our revenues will continue to be derived from a limited number of customers.

International products and services revenues accounted for approximately 46%, or $71.9 million, and 41%, or $67.1 million, of total revenues in fiscal 2013 and 2012, respectively. We expect that international products and services revenues will remain a significant portion of our business in the future.

Gross Profit and Margin. Cost of product revenues consists primarily of the cost of purchased material components and subassemblies, labor and overhead relating to the final assembly and testing of complete systems and related expenses, and labor and overhead costs related to software development contracts. Our gross profit margin decreased approximately four percentage points for fiscal 2013 as compared to fiscal 2012, primarily due to the following:

- Our gross product profit margin remained relatively stable for fiscal 2013, as compared to the prior fiscal year. Higher product margins from our in-home gateway products were due to significant license revenue recognized from a large European customer as well as higher legacy middleware license revenue as a result of the signing of an amendment with a European customer, as mentioned above. In addition, we had higher product margins from our streaming business, which was a result of the restructuring of our manufacturing operations during fiscal 2013. These increases were offset by lower advertising license revenues which typically carry higher margins and a product mix of lower margins from reselling certain third-party back office platform products.
- For fiscal 2013, our gross service profit margins decreased three percentage points from fiscal 2012, primarily as a result of lower advertising and back office platform technical support revenues and lower legacy middleware service margins due to the signing of a new amendment, as mentioned above; and
- A $1.8 million charge for inventory write-downs incurred in fiscal 2013 due to lower foreseeable demand for some of our legacy product lines, in particular, hardware components related to certain discontinued VOD server product lines, as we focus on selling the new products being developed. We will continue to review our inventory levels and may record additional inventory write-downs in future periods.

Fiscal 2012 As Compared to Fiscal 2011

Product Revenues. In fiscal 2012, product revenues decreased 11% to $73.2 million from $82.2 million in the same period in the prior year. The $9.0 million decrease in product revenues compared to fiscal 2011 was primarily due to:

- decreased shipments of VOD servers to North and South American customers of approximately $4.2 million;
- a portion of middleware revenues from a European customer that were recorded as service revenues during the fiscal year ended January 31, 2012 totaling $4.7 million, while recorded entirely as product revenue in the prior fiscal year. In the prior fiscal year, the agreement with this European customer provided for licensing rights and specified enhancements to the software and therefore the associated revenues were classified as product revenues. However, the agreement in the first quarter of fiscal 2012 provided for software licensing rights and software maintenance services, and was accordingly split between product and services revenues.

Service Revenues. Service revenues were relatively flat compared to fiscal 2011. Service revenues increased $4.7 million due to the reclassification of a portion of middleware revenues from a European customer from product revenues to service revenues as mentioned above, and we achieved higher service revenues from our in-home gateway business. This increase was offset due to fiscal 2011 service revenues having included $4.6 million of maintenance revenues resulting from a deactivation of VOD software and equipment by a U.S. customer, and our Comcast software subscription agreement extension being classified as service revenues for the period of February 2010 through May 2010.

For fiscal 2012, two customers each accounted for more than 10%, and collectively accounted for 35%. For fiscal 2011, three customers accounted for more than 10% and collectively accounted for 49% of our total revenues.

International products and service revenues accounted for approximately 41%, or $67.1 million, and 37%, or $65.1 million, of total revenues in fiscal 2012 and 2011, respectively.

Gross Profit and Margin. Costs of product revenues consist primarily of the cost of purchased material components and subassemblies, labor and overhead relating to the final assembly and testing of complete systems and related expenses, and labor and overhead costs related to software development contracts. Our gross profit margin as a percentage of revenues was relatively flat compared to fiscal 2011.

Operating Expenses

Research and Development

The following table provides information regarding the change in research and development expenses during the periods presented:

	For the Fiscal Years Ended January 31,			FY13 vs. FY12		FY12 vs. FY11	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
	(Amounts in thousands, except for percentage data)						
Research and development expenses	$39,627	$40,241	$44,077	$(614)	(1.5)%	$(3,836)	(8.7)%
% of total revenue	25.2%	24.4%	25.4%				

Fiscal 2013 As Compared to Fiscal 2012

Research and development expenses consist primarily of employee costs, which include salaries, benefits and related payroll taxes, depreciation of development and test equipment and an allocation of related facility expenses. During fiscal 2013, our total research and development expenses decreased by $0.6 million as compared to fiscal 2012. This decrease was primarily due to lower employee costs as our headcount decreased by 16 employees in the VOD server product line, which resulted in a $2.7 million decrease in research and development expense, and by another 16 employees in the Philippines, which resulted in a $0.5 million reduction in engineering costs relating to our legacy software products. In addition, we had higher absorption of research and development reclassified to cost of sales of $6.0 million as a result of higher in-home gateway service revenues that require greater customization work. These decreases were substantially offset by an increase in outside contract labor costs which allowed us to more aggressively roll out our next generation product offerings in order to meet market demands.

Fiscal 2012 As Compared to Fiscal 2011

Research and development expenses were 24% and 25% of total revenues for fiscal 2012 and 2011, respectively, and decreased $3.9 million from $44.1 million to $40.2 million year over year. The year over year decrease is primarily due to lower domestic headcount-related costs primarily related to our VOD server and legacy middleware product lines.

Selling and Marketing

The following table provides information regarding the change in selling and marketing expenses during the periods presented:

	For the Fiscal Years Ended January 31,			FY13 vs. FY12		FY12 vs. FY11	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
	(Amounts in thousands, except for percentage data)						
Selling and marketing expenses	$15,606	$21,011	$20,309	$(5,405)	(25.7)%	$702	3.5.%
% of total revenue	9.9%	12.8%	11.7%				

Fiscal 2013 As Compared to Fiscal 2012

Selling and marketing expenses consist primarily of payroll costs, which include salaries and related payroll taxes, benefits and commissions, travel expenses and certain promotional expenses. Selling and marketing expenses decreased $5.4 million, or 26%, in fiscal 2013 when compared to fiscal 2012. The decrease was primarily due to a reduction in selling and marketing headcount of approximately 17 employees, including former senior executive positions along with a corresponding reduction in travel and commission expenses relating to these former employees as well as a decrease in trade show expenses in fiscal 2013.

Fiscal 2012 As Compared to Fiscal 2011

Selling and marketing expenses increased from $20.3 million, or 12% of total revenues, in fiscal 2011 to $21.0 million, or 13% of total revenues, for fiscal 2012. The increase of $0.7 million was primarily due to an increase in eventIS headcount-related costs and higher third-party commissions, partially offset by lower domestic commission expense due to lower domestic revenues.

General and Administrative

The following table provides information regarding the change in general and administrative expenses during the periods presented:

	For the Fiscal Years Ended January 31,			FY13 vs. FY12		FY12 vs. FY11	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
	(Amounts in thousands, except for percentage data)						
General and administrative expenses	$15,137	$16,393	$15,784	$(1,256)	(7.7)%	$609	3.9.%
% of total revenue	9.6%	9.9%	9.1%				

Fiscal 2013 As Compared to Fiscal 2012

General and administrative expenses consist primarily of employee costs, which include salaries and related payroll taxes and benefit-related costs, legal and accounting services and an allocation of related facilities expenses. General and administrative expenses decreased $1.3 million, or 8%, in fiscal 2013 as compared to fiscal 2012. This decrease was due to lower finance headcount costs as a result of a reduction in force in June 2012, which eliminated 16 positions, lower legal fees as a result of bringing in a new in-house general counsel in July 2012, and the capitalization of internal costs resulting from the implementation of a new accounting system, which went live on February 1, 2013.

Fiscal 2012 As Compared to Fiscal 2011

In fiscal 2012, general and administrative expenses of $16.4 million increased by $0.6 million from $15.8 million for fiscal 2011. These expenses represented 10% of total revenues for fiscal 2012 and 9% of total revenues for fiscal 2011. The increase was primarily due to higher travel expenses, bad debt and fees relating to our board of directors in fiscal 2012 all of which totaled an increase of $0.3 million.

Amortization of Intangible Assets

The following table provides information regarding the change in amortization of intangible assets during the periods presented:

	For the Fiscal Years Ended January 31,			FY13 vs. FY12		FY12 vs. FY11	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
	(Amounts in thousands, except for percentage data)						
Amortization of intangible assets	$6,395	$6,271	$5,051	$124	2.0.%	$1,220	24.2.%
% of total revenue	4.1%	3.8%	2.9%				

Fiscal 2013 As Compared to Fiscal 2012

Amortization expense is primarily related to the costs of acquired intangible assets. Amortization is also based on the future economic value of the related intangible assets which is generally higher in the earlier years of the assets' lives. During fiscal 2013, we incurred amortization expenses of $2.4 million which were charged to cost of sales compared to $2.5 million for fiscal 2012. Additionally, in fiscal 2013 we recorded amortization expense of $4.0 million in operating expenses, compared to $3.8 million for fiscal 2012.

Fiscal 2012 As Compared to Fiscal 2011

Total amortization expense of intangible assets increased $1.2 million to $6.3 in fiscal 2012 from $5.1 million for fiscal 2011 due to the method of amortization used for intangible assets acquired in the acquisitions of eventIS and VividLogic. Amortization expense related to these acquisitions is based on projected cash flows. Amortization expense charged to operating expenses increased from $3.1 million in fiscal 2011 to $3.8 million in fiscal 2012. An additional $2.5 million and $2.0 million of amortization expense related to acquired technology was charged to cost of sales for the years ended January 31, 2012 and 2011, respectively.

Stock-based Compensation Expense

The following table provides information regarding the change in stock-based compensation expense during the periods presented:

	For the Fiscal Years Ended January 31,			FY13 vs. FY12		FY12 vs. FY11	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
	(Amounts in thousands, except for percentage data)						
Stock-based compensation expense	$4,101	$2,988	$2,598	$1,113	37.2.%	$390	15.0.%
% of total revenue	2.6%	1.8%	1.5%				

Fiscal 2013 As Compared to Fiscal 2012

Stock-based compensation expense is related to the issuance of stock grants to our employees, executives and Board of Directors. Stock-based compensation expense increased $1.1 million, or 37%, during fiscal 2013 as compared to fiscal 2012. This increase was primarily due to a higher stock-based compensation related to the performance-based stock compensation package granted to our Chief Executive Officer, who was appointed to his permanent position on May 1, 2012. This was partially offset by a reduction in overall executive headcount in fiscal 2013 and the fourth quarter of fiscal 2012.

Fiscal 2012 As Compared to Fiscal 2011

Stock-based compensation expense increased $0.4 million, or 15%, during fiscal 2012 as compared to fiscal 2011 primarily due to the acceleration of stock-based compensation relating to the departure of senior executives in the fourth quarter of fiscal 2012.

Earn-outs and Change in Fair Value of Earn-outs

The following table provides information regarding the change in earn-outs and change in fair value of earn-out expenses during the periods presented:

	For the Fiscal Years Ended January 31,			FY13 vs. FY12		FY12 vs. FY11	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
	(Amounts in thousands, except for percentage data)						
Earn-outs and change in fair value of earn-outs	$2,435	$3,312	$764	$(877)	(26.5)%	$2,548	>100%
% of total revenue	1.5%	2.0%	0.4%				

Fiscal 2013 As Compared to Fiscal 2012

Earn-out costs include changes in the fair value of acquisition-related contingent consideration, and changes in contingent liabilities related to estimated earn-out payments. During fiscal 2013, we incurred $2.4 million of earn-out expenses for changes in contingent liabilities related to estimated earn-out payments to be made to the former shareholders of eventIS and VividLogic in accordance with the respective earn-out criteria. We expect to finalize our earn-out costs during the first quarter of fiscal 2014. During fiscal 2013, we made cash earn-out payments of $7.9 million and anticipate paying out approximately $2.9 million in cash in May 2013, which will be the final cash earn-out payments to both the eventIS and the VividLogic shareholders.

Fiscal 2012 As Compared to Fiscal 2011

During fiscal 2012, we recorded earn-out expenses of $3.3 million for changes in contingent liabilities for estimated earn-out payments that were to be made to the former shareholders of VividLogic and eventIS to reflect estimated future financial performance and amounts earned in fiscal 2012 in accordance with the respective earn-out criteria. These amounts were subsequently paid in fiscal 2013.

Professional Fees: Acquisitions, Divestitures, Litigation and Strategic Alternatives

The following table provides information regarding the change in professional fees expenses associated with acquisitions, divestitures, litigation and strategic alternatives during the periods presented:

	For the Fiscal Years Ended January 31,			FY13 vs. FY12		FY12 vs. FY11	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
	(Amounts in thousands, except for percentage data)						
Professional fees: acquisitions, divestitures, litigation and strategic alternatives	$1,619	$2,770	$2,810	$(1,151)	(41.6)%	$(40)	(1.4)%
% of total revenue	1.0%	1.7%	1.6%				

Fiscal 2013 As Compared to Fiscal 2012

Professional fees in fiscal 2013 are primarily related to fees paid to outside counsel for the divestiture of our Broadcast Servers and Storage and Media Services businesses. It also consists of fees to defend our patent litigation with ARRIS. During fiscal 2013, professional fees decreased $1.2 million, as compared to fiscal 2012 as we incurred significant costs in fiscal 2012 associated with our review of strategic alternatives and patent litigation with ARRIS.

Fiscal 2012 As Compared to Fiscal 2011

Professional fees in fiscal 2012 are primarily related to fees paid to outside counsel associated with our review of strategic alternatives and patent litigation relating to the ARRIS litigation. Professional fees in fiscal 2011 were transaction costs related to the VividLogic acquisition and costs related to an extensive review of strategic alternatives, after which the Company decided, in November 2011, that it was in the best interest of the shareholders to continue as a standalone public company and concluded this review. As described in Item 1A., *"Risk Factors"*, to this Form 10-K, this evaluation of strategic alternatives has created uncertainty for our business.

Severance and Other Restructuring Expenses

The following table provides information regarding the change in severance and other restructuring expenses during the periods presented:

	For the Fiscal Years Ended January 31,			FY13 vs. FY12		FY12 vs. FY11	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
	(Amounts in thousands, except for percentage data)						
Severance and other restructuring expenses	$3,106	$3,565	$4,523	$(459)	(12.9)%	$(958)	(21.2)%
% of total revenue	2.0%	2.2%	2.6%				

Fiscal 2013 As Compared to Fiscal 2012

Severance and other restructuring expenses decreased $0.5 million in fiscal 2013 as compared to fiscal 2012. During fiscal 2013, we incurred severance charges of $1.9 million relating to the reduction of 33 employees as we reduced our overall cost structure. This is compared to severance charges of $2.5 million in fiscal 2012 related to the reduction of 33 employees during the fiscal year. We also incurred a $0.2 million charge in fiscal 2013 to reduce the value of a building we own in New Hampshire compared to a charge of $1.1 million taken in fiscal 2012 related to the same property. In addition, we also incurred a $0.8 million charge to write off leasehold improvements for the reduction of space and certain other fixed assets in our leased facility in the Philippines, significantly reducing the size of this facility and one-time charges totaling $0.2 million for a sign-on bonus, relocation expenses and recruitment fees that relate to the hiring and appointment of a permanent Chief Executive Officer on May 1, 2012. We made cash payments in fiscal 2013 of $3.8 million related to severance.

Fiscal 2012 As Compared to Fiscal 2011

During fiscal 2012, we incurred restructuring charges of $3.6 million as we took actions to lower our cost structure and improve our financial performance as well as streamline our operations. Included in the restructuring charge are severance costs of $2.5 million related to the termination of 33 employees, including a senior executive, and the retirement of the Chief Executive Officer, and a $1.1 million charge for the disposal of fixed assets relating to the New Hampshire facility.

Interest Income, Net and Other Expense, Net

The table below provides detail regarding our interest income, net and other expense, net:

	For the Fiscal Years Ended January 31,			FY13 vs. FY12		FY12 vs. FY11	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
	(Amounts in thousands, except for percentage data)						
Interest income, net	$ 26	$ 252	$ 280	$(226)	(89.7)%	$ (28)	(10.0)%
Foreign exchange loss	(23)	(206)	(1,176)	183	(88.8)%	970	(82.5)%
Miscellaneous (expense) income	(89)	(40)	16	(49)	>(100)%	(56)	>(100)%
	$(86)	$ 6	$ (880)	$ (92)		$886	

Interest income, net. The $0.2 million decrease in interest income, net, is a result of a $0.1 million increase in interest expense and a $0.1 million decrease in interest income. The increase in interest expense is a result of an increase in fees paid on the unused credit facility and an increase in interest paid to state and federal tax jurisdictions in fiscal 2013 compared to fiscal 2012. Interest income decreased as a result of lower average portfolio yield on our cash and investments.

Foreign exchange loss. The decrease in foreign exchange losses was a result of the change in exchange rates between the USD and foreign currencies between the periods presented.

Gain from sale of investment in affiliates

During fiscal 2011, we recorded a gain on the sale of the entire equity investments in Casa Systems of $25.2 million and InSite One of $1.9 million. In fiscal 2013, we recorded an additional $0.9 million gain on sale of InSite One, as we received additional funds that were previously held in escrow by the buyers of InSite One.

Income Tax (Benefit) Provision

	For the Fiscal Years Ended January 31,			FY13 vs. FY12		FY12 vs. FY11	
	2013	2012	2011	$ Change	% Change	$ Change	% Change
	(Amounts in thousands, except for percentage data)						
Income tax (benefit) provision	$(1,555)	$ 1,881	$(2,227)	$(3,436)	>(100)%	$4,108	>100%
Effective tax rate	57.2%	(113.0)%	(7.9)%				

Fiscal 2013 Compared to Fiscal 2012

We recorded income tax benefits of $1.6 million on a loss before tax of $2.7 million for fiscal 2013 primarily due to a tax benefit of $1.2 million resulting from the expiration of the statute of limitations and other reversals for uncertain tax positions in our foreign jurisdictions. The statute of limitations varies by the various jurisdictions in which we operate. In any given year, statute of limitations in certain jurisdictions may lapse without examination and any uncertain tax position taken in these years will result in reduction of the liability for unrecognized tax benefits for that year. We also generated a $0.8 million tax benefit in the Netherlands from qualifying "innovative" activities, ("Innovation Box"). Earnings that qualify for the Innovation Box are taxed at a lower rate than the Dutch statutory rate of 25%. We received a Dutch tax ruling from the Dutch authorities confirming that a portion of our earnings for the past three years is eligible for Innovation Box treatment.

We regularly review our tax positions in each significant taxing jurisdiction in the process of evaluating our unrecognized tax benefits. We make adjustments to our unrecognized tax benefits when: i) facts and circumstance regarding a tax position change, causing a change in management's judgment regarding that tax position; ii) a tax position is effectively settled with a tax authority; and/or iii) the statute of limitations expires regarding a tax position.

At January 31, 2013 we provided a valuation allowance for the full amount of the U.S. net deferred tax assets due to the uncertainty of realization of those assets. We will continue to assess the need for the valuation allowance at each balance sheet date based on all available evidence. If we determine that we can realize some portion or all of the net deferred tax assets, the valuation allowance would be reversed and a corresponding increase in net income would be recognized during the period.

Fiscal 2012 Compared to Fiscal 2011

Our income tax provision (benefit) for fiscal 2012 was a $1.9 million tax provision compared to a ($2.2 million) tax benefit for fiscal 2011. The income tax provision for fiscal 2012 was primarily due to $1.0 million of state income taxes and income tax expense of $1.5 million at foreign subsidiaries in the United Kingdom, the Netherlands, and Ireland. We also recognized tax benefits of $0.4 million for fiscal 2012 resulting from the expiration of the statute of limitations for uncertain tax positions.

We recognized tax benefits of $0.4 million and $0.3 million for fiscal 2012 and fiscal 2011, respectively, resulting from the expiration of the statute of limitations for uncertain tax positions. The statute of limitations varies by the various jurisdictions in which we operate. In any given year, the statute of limitations in certain jurisdictions may lapse without examination and any uncertain tax positions taken in these years will result in a reduction of liability for unrecognized tax benefits for that year.

NON-GAAP MEASURES

Beginning with the first quarter of fiscal 2013, we changed our reported non-GAAP measure of financial performance to both non-GAAP income from operations and adjusted EBITDA. We define non-GAAP income from operations as U.S. generally accepted accounting principles ("U.S. GAAP") operating income or loss plus stock-based compensation expenses, amortization of intangible assets, inventory write-downs, earn-outs and change in fair value of earn-outs, professional fees associated with acquisitions, divestitures, litigation and strategic alternatives and severance and other restructuring costs. We define adjusted EBITDA as U.S. GAAP operating income or loss before depreciation expense, amortization of intangible assets, stock-based compensation expense, inventory write-downs, earn-outs and change in fair value of earn-outs, professional fees associated with acquisitions, divestitures, litigation and strategic alternatives, and severance and other restructuring costs. We believe that non-GAAP income from operations and adjusted EBITDA are both important measures that are not calculated according to U.S. GAAP. We use non-GAAP income from operations and adjusted EBITDA in internal forecasts and models when establishing internal operating budgets, supplementing the financial results and forecasts reported to our Board of Directors, determining a component of bonus compensation for executive officers and other key employees based on operating performance and evaluating short-term and long-term operating trends in our operations. We believe that non-GAAP income from operations and adjusted EBITDA financial measures assist in providing an enhanced understanding of our underlying operational measures to manage the business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. We believe that these non-GAAP financial adjustments are useful to investors because they allow investors to evaluate the effectiveness of the methodology and information used by management in our financial and operational decision-making.

Non-GAAP income from operations and adjusted EBITDA are non-GAAP financial measures and should not be considered in isolation or as a substitute for financial information provided in accordance with U.S. GAAP. These non-GAAP financial measures may not be computed in the same manner as similarly titled measures used by other companies. We expect to continue to incur expenses similar to the non-GAAP income from operations and adjusted EBITDA financial adjustments described above, and investors should not infer from our presentation of this non-GAAP financial measure that these costs are unusual, infrequent or non-recurring.

The following tables include the reconciliations of our U.S. GAAP income or loss from operations, the most directly comparable U.S. GAAP financial measure, to our non-GAAP income from operations and the reconciliation of our U.S. GAAP income or loss from operations to our adjusted EBITDA for fiscal 2013, 2012 and 2011 (amounts in thousands, except per share and percentage data):

	For the Fiscal Year Ended January 31, 2013			For the Fiscal Year Ended January 31, 2012			For the Fiscal Year Ended January 31, 2011		
	GAAP As Reported	Adjustments	Non-GAAP	GAAP As Reported	Adjustments	Non-GAAP	GAAP As Reported	Adjustments	Non-GAAP
Revenues:									
Products	$ 64,274	$ —	**$ 64,274**	$ 73,157	$ —	**$ 73,157**	$ 82,155	$ —	**$ 82,155**
Services	92,914	—	**92,914**	91,635	—	**91,635**	91,500	—	**91,500**
Total revenues	157,188	—	**157,188**	164,792	—	**164,792**	173,655	—	**173,655**
Cost of revenues:									
Products	17,626	—	**17,626**	20,287	—	**20,287**	28,278	—	**28,278**
Services	53,302	—	**53,302**	49,194	—	**49,194**	45,001	—	**45,001**
Amortization of intangible assets	2,429	(2,429)	—	2,487	(2,487)	—	1,978	(1,978)	—
Stock-based compensation	157	(157)	—	397	(397)	—	332	(332)	—
Inventory write-down	1,752	(1,752)	—	430	(430)	—	2,474	(2,474)	—
Total cost of revenues	75,266	(4,338)	**70,928**	72,795	(3,314)	**69,481**	78,063	(4,784)	**73,279**
Gross profit	81,922	4,338	**86,260**	91,997	3,314	**95,311**	95,592	4,784	**100,376**
Gross profit percentage	52.1%	2.8%	**54.9%**	55.8%	2.0%	**57.8%**	55.0%	2.8%	**57.8%**
Operating expenses:									
Research and development	39,627	—	**39,627**	40,241	—	**40,241**	44,077	—	**44,077**
Selling and marketing	15,606	—	**15,606**	21,011	—	**21,011**	20,309	—	**20,309**
General and administrative	15,137	—	**15,137**	16,393	—	**16,393**	15,784	—	**15,784**
Amortization of intangible assets	3,966	(3,966)	—	3,784	(3,784)	—	3,073	(3,073)	—
Stock-based compensation expense	3,944	(3,944)	—	2,591	(2,591)	—	2,266	(2,266)	—
Earn-outs and change in fair value of earn-outs	2,435	(2,435)	—	3,312	(3,312)	—	764	(764)	—
Professional fees: acquisitions, divestitures, litigation and strategic alternatives	1,619	(1,619)	—	2,770	(2,770)	—	2,810	(2,810)	—
Severance and other restructuring costs	3,106	(3,106)	—	3,565	(3,565)	—	4,523	(4,523)	—
Total operating expenses	85,440	(15,070)	**70,370**	93,667	(16,022)	**77,645**	93,606	(13,436)	**80,170**
(Loss) income from operations	$ (3,518)	$ 19,408	**$ 15,890**	$ (1,670)	$ 19,336	**$ 17,666**	$ 1,986	$ 18,220	**$ 20,206**
(Loss) income from operations percentage	(2.2)%	12.3.%	**10.1.%**	(1.0)%	11.7.%	**10.7.%**	1.1.%	10.5.%	**11.6.%**
Weighted average common shares outstanding:									
Basic	32,494	32,494	32,494	32,093	32,093	**32,093**	31,434	31,434	**31,434**
Diluted	32,494	32,989	32,989	33,097	33,097	**33,097**	31,986	31,986	**31,986**
Non-GAAP operating (loss) income per share:									
Basic	$ (0.11)	$ 0.60	**$ 0.49**	$ (0.05)	$ 0.60	**$ 0.55**	$ 0.06	$ 0.58	**$ 0.64**
Diluted	$ (0.11)	$ 0.59	**$ 0.48**	$ (0.05)	$ 0.58	**$ 0.53**	$ 0.06	$ 0.57	**$ 0.63**
Adjusted EBITDA:									
(Loss) income from operations			**$ (3,518)**			**$ (1,670)**			**$ 1,986**
Depreciation expense[1]			**4,671**			5,435			6,188
Amortization of intangible assets			**6,395**			6,271			5,051
Stock-based compensation expense			**4,101**			2,988			2,598
Earn-outs and changes in fair value			**2,435**			3,312			764
Professional fees: acquisitions, divestitures, etc.			**1,619**			2,770			2,810
Inventory write-down			**1,752**			430			2,474
Severance and other restructuring			**3,106**			3,565			3,261
Adjusted EBITDA			$ 20,561			**$ 23,101**			**$ 25,132**
Adjusted EBITDA %			**13.1%**			**14.0%**			**14.5%**

(1) We have revised our calculation of adjusted EBITDA for fiscal 2012 furnished to the SEC in our Form 8-K dated December 4, 2012 for the correction of an error in depreciation expense. Specifically, the calculation of adjusted EBITDA we provided on December 4, 2012 overstated depreciation expense by $1.4 million which was related to discontinued operations. The effect of this revision has no impact on our consolidated statements of operations and comprehensive income (loss) for fiscal 2013 or fiscal 2012. The consolidated statements of cash flows have been adjusted for discontinued operations. See the table below for details on the error (amounts in thousands):

	For the Fiscal Year Ended January 31, 2012 (As Furnished)	Revision	For the Fiscal Year Ended January 31, 2012 (As Revised)
Depreciation expense	$6,801	$(1,366)	$5,435

In managing and reviewing our business performance, we exclude a number of items required by U.S. GAAP. Management believes that excluding these items is useful in understanding the trends and managing our operations. We provide these supplemental non-GAAP measures in order to assist the investment community to see SeaChange through the "eyes of management," and therefore enhance the understanding of SeaChange's operating performance. Non-GAAP financial measures should be viewed in addition to, not as an alternative to, our reported results prepared in accordance with U.S. GAAP. Our non-GAAP financial measures reflect adjustments based on the following items:

Amortization of Intangible Assets. We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition, are then amortized over a period of several years after the acquisition and generally cannot be changed or influenced by management after the acquisition. We believe that exclusion of these expenses allows comparisons of operating results that are consistent over time for the Company's newly-acquired and long-held businesses.

Stock-based Compensation Expense. We incur expenses related to stock-based compensation included in our U.S. GAAP presentation of cost of revenues, selling, general and administrative expense and research and development expense. Although stock-based compensation is an expense we incur and is viewed as a form of compensation, the expense varies in amount from period to period, and is affected by market forces that are difficult to predict and are not within the control of management, such as the market price and volatility of our shares, risk-free interest rates and the expected term and forfeiture rates of the awards.

Inventory Write-down. We incur inventory write-downs of our legacy product lines as we end the life of certain product lines to focus on selling the new products being developed.

Earn-outs and Change in Fair Value of Earn-outs. Earn-outs and the change in the fair value of the earn-outs are considered by management to be non-recurring expenses to the former shareholders of the businesses we acquire. We also incur expense due to changes in fair value related to contingent consideration that we believe would otherwise impair comparability among periods.

Professional Fees: Acquisitions, Divestitures, Litigation, and Strategic Alternatives. We have excluded the effect of legal professional costs associated with our acquisitions, divestitures, litigation and strategic alternatives because the amount and timing of the expenses are largely non-recurring.

Severance and Other Restructuring. We incurred charges due to the restructuring of our business, including severance charges and facility reductions resulting from our restructuring and streamlining efforts and any changes due to revised estimates, which we generally would not have otherwise incurred in the periods presented as part of our continuing operations. We also incurred charges for the hiring and appointment of the Chief Executive Officer.

Depreciation Expense. We incur depreciation expense related to capital assets purchased to support the ongoing operations of the business. These assets are recorded at cost and are depreciated using the straight-line method over the useful life of the asset. Purchases of such assets may vary significantly from period to period and without any correlation to underlying operating performance. Management believes that exclusion of depreciation expense allows comparisons of operating results that are consistent across past, present and future periods.

LIQUIDITY AND CAPITAL RESOURCES

The following table includes key line items of our consolidated statements of cash flows:

	For the Fiscal Years Ended January 31,			FY13 vs FY12	FY12 vs FY11
	2013	2012	2011	$ Change	$ Change
	(Amounts in thousands)				
Total cash provided by operating activities	$17,350	$14,385	$16,281	$ 2,965	$ (1,896)
Total cash provided by (used in) investing activities	13,001	(8,633)	18,065	21,634	(26,698)
Total cash (used in) provided by financing activities	(4,011)	1,787	1,309	(5,798)	478
Effect of exchange rate changes on cash	(204)	(99)	(157)	(105)	58
Net increase in cash	$26,136	$ 7,440	$35,498	$18,696	$(28,058)

Historically, we have financed our operations and capital expenditures primarily with cash on-hand. Cash, restricted cash and marketable securities increased from $93.8 million at January 31, 2012 to $120.9 million at January 31, 2013. The increase in our cash and marketable securities of $27.1 million was primarily due to:

- the proceeds from the sale of the Broadcast Servers and Storage and Media Service businesses, which resulted in us receiving total net proceeds of $25.9 million; and
- non-cash expenses of $18.7 million.

These proceeds were primarily offset by a use of cash from our net losses of $1.0 million, changes in operating assets and liabilities of $1.7 million, capital expenditures of $4.0 million, earn-out payments of $8.2 million and the purchase of $6.2 million of stock under a share repurchase program.

At the end of fiscal 2012, our cash and marketable securities balance was $93.8 million, or a $7.6 million increase over the balance at January 31, 2011. The increase was primarily related to cash generated from operations. Our working capital also increased $9.7 million to $102.3 million at January 31, 2012 from $92.6 million at January 31, 2011.

We believe that existing funds combined with available borrowings under our new demand note payable and cash provided by future operating activities are adequate to satisfy our working capital, potential acquisitions, capital expenditure requirements and other contractual obligations for the foreseeable future, including at least the next 12 months. Given our cash and marketable securities and working capital balances, we believe that repatriation of cash from outside the United States will not be a material factor for us.

Operating Activities

Below are key line items affecting cash from operating activities:

	For the Fiscal Years Ended January 31,			FY13 vs FY12	FY12 vs FY11
	2013	2012	2011	$ Change	$ Change
	(Amounts in thousands)				
Net (loss) income from continuing operations	$ (971)	$ (3,403)	$ 30,571	$ 2,432	$(33,974)
Adjustments to reconcile net (loss) income to cash provided by operating activities	18,658	26,483	(15,944)	(7,825)	42,427
Net income including adjustments	17,687	23,080	14,627	(5,393)	8,453
Decrease (increase) in accounts receivable	6,306	(1,658)	4,861	7,964	(6,519)
(Increase) decrease in prepaid expenses and other current assets	(6,498)	(4,510)	2,987	(1,988)	(7,497)
Increase in accrued expenses	1,879	3,893	29	(2,014)	3,864
Decrease in deferred revenues	(6,283)	(3,839)	(6,361)	(2,444)	2,522
All other – net	2,872	(4,253)	(2,482)	7,125	(1,771)
Net cash provided by operarting activities from continuing operations	15,963	12,713	13,661	3,250	(948)
Net cash provided by operating activities from discontinued operations	1,387	1,672	2,620	(285)	(948)
	$17,350	$14,385	$ 16,281	$ 2,965	$ (1,896)

We generated net cash from continuing operating activities of $16.0 million for fiscal 2013. This cash provided by operating activities was primarily the result of our net loss from continuing operations adjusted for non-cash expenses provided cash of $17.7 million, a decrease in accounts receivable provided cash of $6.3 million and accrued expenses provided $5.2 million. These amounts were primarily offset by a $6.3 million decrease in deferred revenues resulting from the timing of annual renewals for post warranty contracts, $3.5 million in tax payments paid in fiscal 2013 and $3.8 million used for severance payments.

In fiscal year 2012, we generated $12.7 million of cash from continuing operations. This cash provided by operating activities was primarily the result of $26.5 million in non cash expenses and accrued expenses providing $3.9 million. These amounts were offset by uses of cash including a net loss of $3.4 million, decreases in accounts payable of $2.6 million and deferred revenues of $3.8 million along with an increase in accounts receivable of $1.7 million and prepaid expense of $4.5 million.

Investing Activities

Cash flows from investing activities are as follows:

	For the Fiscal Years Ended January 31,			FY13 vs FY12	FY12 vs FY11
	2013	2012	2011	$ Change	$ Change
	(Amounts in thousands)				
Purchases of property and equipment and capitalized software	$ (3,972)	$ (1,512)	$ (2,960)	$ (2,460)	$ 1,448
Purchases of marketable securities	(15,642)	(19,944)	(8,382)	4,302	(11,562)
Proceeds from sale and maturity of marketable securities	14,221	19,517	7,325	(5,296)	12,192
Additional proceeds from sale of equity investment	885	—	38,717	885	(38,717)
Acquisition of businesses and payment of contingent consideration, net of cash acquired	(8,175)	(4,935)	(14,661)	(3,240)	9,726
Dividends from equity investments	190	—	—	190	—
Investments in affiliates	—	—	(720)	—	720
Decrease (increase) in restricted cash	262	132	(55)	130	187
Net cash (used in) provided by investing activities from continuing operations	(12,231)	(6,742)	19,264	(5,489)	(26,006)
Net cash provided by (used in) investing activities from discontinued operations	25,232	(1,891)	(1,199)	27,123	(692)
	$ 13,001	$ (8,633)	$ 18,065	$21,634	$(26,698)

In fiscal 2013, we used $12.2 million of cash in investing activities from continuing operations primarily related to the purchase of capital assets of $4.0 million due primarily to the purchase of a new accounting system for $1.2 million, purchase of research and development equipment related to the rollout of our new products for $1.3 million and a purchase of a capitalized software license for $0.9 million. In addition, outlays of cash included $7.9 million of earn-out payments to the former shareholders of eventIS and VividLogic, $0.3 million for the acquisition of Flashlight assets and $1.4 million of net purchases of marketable securities.

This cash used in investing activities was offset by $0.9 million in additional proceeds that we received in fiscal 2013 from the sale of our equity investment in InSite One, Inc. in fiscal 2012.

In fiscal 2012 we used $6.7 million of cash in investing activities from continuing operations primarily related to capital expenditures of $1.5 million and the payment of fixed consideration of $1.7 million to the former shareholders of eventIS and $3.2 million of earn-out payments to the former shareholders of VividLogic.

Financing Activities

Cash flows from financing activities are as follows:

	For the Fiscal Years Ended January 31,			FY13 vs FY12	FY12 vs FY11
	2013	2012	2011	$ Change	$ Change
	(Amounts in thousands)				
Repurchases of our common stock	(6,201)	—	(1,435)	(6,201)	1,435
Proceeds from issuance of common stock relating to stock option exercises	2,190	1,787	2,740	403	(953)
Other	—	—	4	—	(4)
Net cash (used in) provided by investing activities from continuing operations	(4,011)	1,787	1,309	(5,798)	478
Net cash provided by investing activities from discontinued operations	—	—	—	—	—
	$(4,011)	$1,787	$ 1,309	$(5,798)	$ 478

We used $4.0 million in cash from our financing activities in fiscal 2013, primarily due to using $6.2 million in cash for the purchase of stock under a stock repurchase plan during fiscal 2013. This amount was partially offset by the issuance of common stock for the exercise of employee stock options of $2.2 million.

Our financing activities provided $1.8 million in cash in fiscal 2012 primarily due to proceeds received from the issuance of common stock for the exercise of employee stock options.

Debt Instruments and Related Covenants

Our $20.0 million revolving line of credit with RBS Citizens (a subsidiary of the Royal Bank of Scotland Group plc) ("RBS" Citizens") expired on October 31, 2012. On November 28, 2012, we entered into a letter agreement with JP Morgan Chase Bank, N.A. ("JP Morgan") for a demand discretionary line of credit and a Demand Promissory Note in the aggregate amount of $20.0 million (the "Line of Credit"). Borrowings under the Line of Credit will be used to finance working capital needs and for general corporate purposes. The Line of Credit expires on November 27, 2013. We currently do not have any borrowings nor are there any financial covenants under this line.

Contractual Obligations

The following table reflects our current and contingent contractual obligations to make potential future payments as of January 31, 2013:

	Total	Less than one year	One to three years	Three to five years	Over five years
	(Amounts in thousands)				
Purchase obligations	$ 2,947	$ 2,947	$ —	$—	$—
Non-cancelable lease obligations	4,989	1,980	3,009	—	—
Contingent consideration	5,656	5,656	—	—	—
Total	$13,592	$10,583	$3,009	$—	$—

The purchase obligations include open, non-cancelable purchase commitments from our suppliers.

We have excluded from the table above uncertain tax liabilities as defined by authoritative guidance due to the uncertainty of the amount and period of payment. As of January 31, 2013, we have gross unrecognized tax benefits of $9.4 million.

On September 1, 2009, we completed the acquisition of eventIS from a holding company in which Erwin van Dommelen, who was employed by us from March 2010 to September 2012, had a 32% interest in the holding company. Under the terms of the definitive agreement, we paid $36.6 million upon the closing of the transaction on September 1, 2009. In addition, we were obligated to pay €1.2 million (approximately $1.6 million) in cash to the former eventIS shareholders on each of the first three anniversary dates following the acquisition. We were also obligated on each of the aforementioned anniversary dates to issue shares of restricted stock of SeaChange equating to €0.8 million (approximately $1.1 million) annually to the former eventIS shareholders. The purchase price also included a performance-based component principally related to the achievement of certain annual revenue targets for eventIS and SeaChange products and services. The revenue performance metrics cover the three year period ending January 31, 2013 with payment upon achievement of these metrics occurring annually. We have made cash payments to date to the holding company of approximately $44 million and issued approximately 304,000 restricted common shares. On September 1, 2012, we amended the eventIS share purchase agreement with the holding company and as a result, we will accelerate approximately 102,000 restricted shares on September 1, 2013. The amendment did not change the total amount of payments payable under the purchase agreement. We estimate earn-out payments will be made during the first half of fiscal 2014 for amounts earned based on the respective earn-out criteria.

Under the share purchase agreement with the former shareholders of VividLogic, we were obligated to make a fixed payment of $1.0 million on February 1, 2013 which was paid on February 4, 2013. Additional earn-out payments may be earned for the year ending January 31, 2013, if certain performance goals are met. We estimate earn-out payments will be made in the first half of fiscal 2014 for amounts earned based on the respective earn-out criteria.

We are occasionally required to post customer performance bonds, issued by a financial institution, to secure certain sales contracts. Customer performance bonds generally authorize the financial institution to make a payment to the beneficiary upon the satisfaction of a certain event or the failure to satisfy an obligation. The customer performance bonds are generally posted for one-year terms and are usually automatically renewed upon maturity until such time as we have satisfied the commitment secured by the customer performance bond. We are obligated to reimburse the issuer only if the beneficiary collects on the customer performance bond. We currently have a customer performance bond outstanding totaling $0.9 million which was previously secured under the RBS Citizens line of credit. We are holding $0.9 million in restricted cash with RBS Citizens on our consolidated balance sheet as of January 31, 2013 to cover this outstanding customer performance bond until this performance bond is transferred under the JP Morgan demand line.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and disclosure of contingent assets and liabilities. Our actual results could differ from these estimates under different assumptions and conditions.

The significant accounting policies and methods used in the preparation of our consolidated financial statements are described in Note 2., *"Summary of Significant Accounting Policies,"* to our consolidated financial statements set forth in Part II, Item 8. of this Form 10-K. We believe the following critical accounting policies reflect the significant estimates, judgments and assumptions used in the preparation of our consolidated financial statements.

Principles of Consolidation

We consolidate the financial statements of our wholly-owned subsidiaries and all inter-company accounts are eliminated in consolidation. We also hold minority investments in the capital stock of certain private companies having product offerings or customer relationships that have strategic importance. We evaluate our equity and debt investments and other contractual relationships with affiliate companies in order to determine whether the guidelines regarding the consolidation of Variable Interest Entities ("VIE") should be applied in the financial statements. Consolidation guidelines address consolidation by business enterprises of variable interest entities that possess certain characteristics. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The primary beneficiary is required to consolidate the financial position and results of the VIE. We have concluded that we are not the primary beneficiary for any variable interest entities as of January 31, 2013.

Our investments in affiliates include investments accounted for under the cost method and the equity method of accounting. The investments that represent less than a 20% ownership interest of the common shares of the affiliate are carried at cost. Under the equity method of accounting, which generally applies to investments that represent 20% to 50% ownership of the common shares of the affiliate, our proportionate ownership share of the earnings or losses of the affiliate are included in equity income (loss) in earnings of affiliates in the consolidated statement of operations.

We periodically review indicators of the fair value of our investments in affiliates in order to assess whether available facts or circumstances, both internally and externally, may suggest an other-than-temporary decline in the value of the investment. The carrying value of an investment in an affiliate may be affected by the affiliate's ability to obtain adequate funding and execute its business plans, general market conditions, industry considerations specific to the affiliate's business, and other factors. The inability of an affiliate to obtain future funding or successfully execute its business plan could adversely affect our equity earnings of the affiliate in the periods affected by those events. Future adverse changes in market conditions or poor operating results of the affiliates could result in equity losses or an inability to recover the carrying value of the investments in affiliates that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. We record an impairment charge when we believe an investment has experienced a decline in value that is other-than-temporary.

Revenue Recognition

Our transactions frequently involve the sales of hardware, software, systems and services in multiple-element arrangements. Revenues from sales of hardware, software and systems that do not require significant modification or customization of the underlying software are recognized when:

- title and risk of loss have passed to the customer;
- there is evidence of an arrangement;
- fees are fixed or determinable; and
- collection of the related receivable is considered probable.

Customers are billed for installation, training, project management and at least one year of product maintenance and technical support at the time of the product sale. Revenue from these activities is deferred at the time of the product sale and recognized ratably over the period these services are performed. Revenue from ongoing product maintenance and technical support agreements is recognized ratably over the period of the related agreements. Revenue from software development contracts that include significant modification or customization, including software product enhancements, is recognized based on the percentage of completion contract accounting method using labor efforts expended in relation to estimates of total labor efforts to complete the contract. Accounting for contract amendments and customer change orders are included in contract accounting when executed. Revenue from shipping and handling costs and other out-of-pocket expenses reimbursed by customers are included in revenues and cost of revenues. Our share of intercompany profits associated with sales and services provided to affiliated companies are eliminated in consolidation in proportion to our equity ownership.

We have historically applied the software revenue recognition rules as prescribed by Accounting Standards Codification ("ASC") 985-605, *"Software: Revenue Recognition."* In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update number ("ASU") 2009-14, *"Certain Revenue Arrangements That Include Software Elements,"* which amended ASC 985-605. This ASU removes tangible products containing software components and non-software components that function together to deliver the product's essential functionality from the scope of the software revenue recognition rules. In the case of our hardware products with embedded software, we have determined that the hardware and software components function together to deliver the product's essential functionality, and therefore, the revenue from the sale of these products no longer falls within the scope of the software revenue recognition rules. Revenue from the sale of software-only products remains within the scope of the software revenue recognition rules. Maintenance and support, training, consulting, and installation services no longer fall within the scope of the software revenue recognition rules, except when they are sold with and relate to a software-only product. Revenue recognition for products that no longer fall under the scope of the software revenue recognition rules are similar to that for other tangible products and ASU 2009-13, *"Multiple-Deliverable Revenue Arrangements,"* which amended ASC 605 and was also issued in October 2009, which is applicable for multiple-deliverable revenue arrangements. ASU 2009-13 allows companies to allocate revenue in a multiple-deliverable arrangement in a manner that better reflects the transaction's economics. ASU 2009-13 and ASU 2009-14 are effective for revenue arrangements entered into or materially modified in our fiscal year 2012 and thereafter.

Under the software revenue recognition rules, the fee is allocated to the various elements based on vendor-specific objective evidence ("VSOE") of fair value. Under this method, the total arrangement value is allocated first to undelivered elements, based on their fair values, with the remainder being allocated to the delivered elements. Where fair value of undelivered service elements has not been established, the total arrangement value is recognized over the period during which the services are performed. The amounts allocated to undelivered elements, which may include project management, training, installation, maintenance and technical support and certain hardware and software components, are based upon the price charged when these elements are sold separately and unaccompanied by the other elements. The amount allocated to installation, training and project management revenue is based upon standard hourly billing rates and the estimated time to complete the service. These services are not essential to the functionality of systems as these services do not alter the equipment's capabilities, are available from other vendors and the systems are standard products. For multiple-element arrangements that include software development with significant modification or customization and systems sales where VSOE of the fair value does not exist for the undelivered elements of the arrangement (other than maintenance and technical support), percentage of completion accounting is applied for revenue recognition purposes to the entire arrangement with the exception of maintenance and technical support. All multiple-deliverable revenue arrangements negotiated prior to February 1, 2011 and the sale of all software-only products and associated services have been accounted for under this guidance.

Under the revenue recognition rules for tangible products as amended by ASU 2009-13, the fee from a multiple-deliverable arrangement is allocated to each of the deliverables based upon their relative selling prices as determined by a selling-price hierarchy. A deliverable in an arrangement qualifies as a separate unit of accounting if the delivered item has value to the customer on a stand-alone basis. A delivered item that does not qualify as a separate unit of accounting is combined with the other undelivered items in the arrangement and revenue is recognized for those combined deliverables as a single unit of accounting. The selling price used for each deliverable is based upon VSOE if available, third-party evidence ("TPE") if VSOE is not available, and best estimate of selling price ("BESP") if neither VSOE nor TPE are available. TPE is the price of the Company's, or any competitor's, largely interchangeable products or services in stand-alone sales to similarly situated customers. BESP is the price at which we would sell the deliverable if it were sold regularly on a stand-alone basis, considering market conditions and entity-specific factors. All multiple-deliverable revenue arrangements negotiated after February 1, 2011, excluding the sale of all software-only products and associated services, have been accounted for under this guidance.

The selling prices used in the relative selling price allocation method for certain of our services are based upon VSOE. The selling prices used in the relative selling price allocation method for third-party products from other vendors are based upon TPE. The selling prices used in the relative selling price allocation method for our hardware products, software, subscriptions, and customized services for which VSOE does not exist are based upon BESP. We do not believe TPE exists for these products and services because they are differentiated from competing products and services in terms of functionality and performance and there are no competing products or services that are largely interchangeable. Management establishes BESP with consideration for market conditions, such as the impact of competition and geographic considerations, and entity-specific factors, such as the cost of the product, discounts provided and profit objectives. Management believes that BESP is reflective of reasonable pricing of that deliverable as if priced on a stand-alone basis.

Allowance for Doubtful Accounts

We recognize revenue for products and services only in those situations where collection from the customer is probable. We perform ongoing credit evaluations of customers' financial condition but generally do not require collateral. For some international customers, we may require an irrevocable letter of credit to be issued by the customer before the purchase order is accepted. We monitor payments from customers and assess any collection issues. We maintain allowances for specific doubtful accounts and other risk categories of accounts based on estimates of losses resulting from the inability of our customers to make required payments and record these allowances as a charge to general and administrative expenses. We base our allowances for doubtful accounts on historical collections and write-off experience, current trends, credit assessments, and other analysis of specific customer situations. While such credit losses have historically been within our expectations and the allowances established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. If the financial condition of our customers were to change, additional allowances may be required or established allowances may be considered unnecessary. Judgment is required in making these determinations and our failure to accurately estimate the losses for doubtful accounts and ensure that payments are received on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

Fair Value Measurements

We measure certain financial assets and liabilities at fair value based on valuation techniques using the best information available, which may include quoted market prices, market comparables and discounted cash flow projections. Financial instruments include money market funds, corporate debt investments, asset-backed securities, government-sponsored enterprises and state municipal obligations.

In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs that are observable either directly or indirectly.

Inventories and Reserves

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Inventories consist primarily of components and subassemblies and finished products held for sale. All of our hardware components are purchased from outside vendors. The value of inventories is reviewed quarterly to determine that the carrying value is stated at the lower of cost or net realizable value. We record charges to reduce inventory to its net realizable value when impairment is identified through the quarterly review process. The obsolescence evaluation is based upon assumptions and estimates about future demand and possible alternative uses and involves significant judgments. For the years ended January 31, 2013, 2012 and 2011, we recorded $1.8 million, $0.4 million and $2.5 million in inventory write-downs, respectively.

Accounting for Business Combinations

In our business combinations, we are required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions, especially at acquisition date with respect to intangible assets, estimated contingent consideration payments and pre-acquisition contingencies. Although we believe the assumptions and estimates we have made have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired company and are inherently uncertain. Examples of critical estimates in accounting for acquisitions include but are not limited to:

- the estimated fair value of the acquisition-related contingent consideration, which is calculated using a probability-weighted discounted cash flow model based upon the forecasted achievement of post acquisition bookings targets;
- the future expected cash flows from product sales, support agreements, consulting contracts, other customer contracts and acquired developed technologies and patents; and
- the relevant discount rates.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Additionally, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the bookings that are expected to be achieved, will be recognized in earnings in the period of the estimated fair value change. A change in fair value of the acquisition-related contingent consideration could have a material effect on the statement of operations and financial position in the period of the change in estimate.

Acquired Intangible Assets and Goodwill

Acquired Intangible Assets

We use significant judgment in determining the fair value of acquired intangible assets, whether the assets are amortizable or non-amortizable and the period and method by which the intangible asset will be amortized. Intangible assets completed technology, licensing agreements, non-compete agreements and customer relationships. Acquired intangible assets are reported at cost, net of accumulated amortization and are either amortized on a straight-line basis over their estimated useful lives during the period the economic benefits of the intangible asset are consumed or otherwise used up. We review definite-lived intangible assets for impairment when indication of a potential impairment exists.

Goodwill

Goodwill is the amount by which the cost of the acquired net assets in a business acquisition exceeded the fair values of the net identifiable assets on the date of purchase. Goodwill is not amortized, but is evaluated for impairment annually, in our third quarter beginning August 1st. Goodwill may be tested for impairment on an interim basis, in addition to the annual evaluation, if an event occurs or circumstances change which would more likely than not reduce our fair value below our carrying amount, indicating that the recorded goodwill may be impaired. We test goodwill for impairment by evaluating our fair value compared to the book value. If the book value of the Company exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess.

Long-Lived Assets

We review property and equipment, investments and other long-lived assets on a regular basis for impairment when indication of potential impairment exists. If such circumstances exist, we evaluate the carrying value of long-lived assets to determine if impairment exists based upon estimated undiscounted future cash flows over the remaining useful life of the assets and compare that value to the carrying value of the assets. Our cash flow estimates contain management's best estimates, using appropriate and customary assumptions and projections at the time. With the divestiture of our Broadcast Servers and Storage business, we determined we would no longer utilize our facility in New Hampshire as an active operation and have placed the building on the market for sale. We originally placed it on the market for $0.7 million. To be more competitive in the real estate market in which the property is located, we reduced the selling price in fiscal 2013 to $0.5 million. As a result, we recorded a $0.2 million restructuring charge to reduce the carrying value of this building.

Software Development Costs

We develop software for resale in markets that are subject to rapid technological change, new product development and changing customer needs. The time period during which software development costs can be capitalized from the point of reaching technological feasibility until the time of general product release is very short, and consequently, the amounts are not capitalized because they are not material to the Company's financial position or results of operations. Software development costs relating to sales of software requiring significant modification or customization are charged to costs of product revenues.

We also purchase software for resale and capitalize those costs associated with projects that meet technological feasibility. Amortization expense is recorded over the period of economic consumption or the life of the agreement, whichever results in the higher expense, starting with the first shipment of the product to a customer. Amortization expense of capitalized software is recorded over the period of economic consumption or the life of the agreement, whichever results in the higher expense, starting with the first shipment of the product to a customer. Amortization expense of capitalized software was $0.7 million, $0.4 million and approximately $8,000 for fiscal 2013, 2012 and 2011, respectively. During fiscal 2013, we accelerated amortization totaling $0.4 million of purchased software resulting from discontinued use. In addition, as a result of the divestiture of the Broadcast Servers and Storage business and our restructuring, in fiscal 2012 we recorded an impairment charge to restructuring expenses of $0.1 million for purchased software that will no longer be used.

Accounting for Income Taxes

As part of the process of preparing our financial statements, we are required to estimate our provision for income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. We will record a valuation allowance if the likelihood of realization of the deferred tax assets in the future is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining our income tax provision, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We have established a valuation allowance against our U.S. deferred tax assets due to indications that they may not be fully realized. The amount of the deferred tax asset considered realizable is subject to change based on future events, including generating sufficient pre-tax income in future periods. In the event that actual results differ from these estimates, our provision for income taxes could be materially impacted. We do not provide for U.S. federal and state income taxes on the undistributed earnings of our non-U.S. subsidiaries that are considered indefinitely reinvested in the operations outside the United States.

Authoritative guidance as it relates to income tax liabilities states that the minimum threshold a tax position is required to meet before being recognized in the financial statements is "more likely than not" (i.e., a likelihood of occurrence greater than 50%). The recognition threshold is met when an entity concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are recognized in the first interim period in which they meet the more likely than not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations. Derecognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

We file annual income tax returns in multiple taxing jurisdictions around the world. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for income taxes reflect the most likely outcome. We adjust these reserves as well as the related interest and penalties, in light of changing facts and circumstances. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. The changes in estimate could have a material impact on our financial position and operating results. In addition, settlement of any particular position could have a material and adverse effect on our cash flows and financial position.

Stock-based Compensation

We account for all employee and non-employee director stock-based compensation awards using the authoritative guidance regarding share-based payments. We continue to use the Black-Scholes pricing model as we feel it is the most appropriate method for determining the estimated fair value of the majority of applicable awards. We also use the Monte Carlo pricing model for our market-based option awards. Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Management estimated the volatility based on the historical volatility of our stock. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if circumstances change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. The estimated fair value of our stock-based options and performance-based restricted stock units ("RSUs"), less expected forfeitures, is amortized over the awards' vesting period on a graded vesting basis, whereas the RSUs are amortized on a straight-line basis.

Foreign Currency Translation

For subsidiaries where the U.S. dollar is designated as the functional currency of the entity, we translate that entity's monetary assets and liabilities denominated in local currencies into U.S. dollars (the functional and reporting currency) at current exchange rates, as of each balance sheet date. Non-monetary assets (e.g., inventories, property, plant, and equipment and intangible assets) and related income statement accounts (e.g., cost of sales, depreciation, amortization of intangible assets) are translated at historical exchange rates between the functional currency (the U.S. dollar) and the local currency. Revenue and other expense items are translated using average exchange rates during the fiscal period. Translation adjustments and transaction gains and losses on foreign currency transactions, and any unrealized gains and losses on short-term inter-company transactions are included in other income or expense, net.

For subsidiaries where the local currency is designated as the functional currency, we translate the subsidiaries' assets and liabilities into U.S. dollars (the reporting currency) at current exchange rates as of each balance sheet date. Revenue and expense items are translated using average exchange rates during the period. Cumulative translation adjustments are presented as a separate component of stockholders' equity. Exchange gains and losses on foreign currency transactions and unrealized gains and losses on short-term inter-company transactions are included in other income or expense, net.

The aggregate foreign exchange transaction losses included as other expense, net, on the consolidated statement of operations was approximately $23,000, $0.2 million and $1.2 million for the years ended January 31, 2013, 2012 and 2011, respectively.

Recent Accounting Standard Updates

Impact of Recently Adopted Accounting Guidance

Goodwill Impairment Test

In September 2011, the FASB issued ASU 2011-08, *"Intangibles — Goodwill and Other: Testing Goodwill for Impairment,"* which provided additional guidance on the annual and interim goodwill impairment testing. The guidance became effective for the Company at the beginning of fiscal 2013. This guidance provides entities with an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step goodwill impairment test will be required. The adoption of this update had no impact on the Company's consolidated financial statements. See Note 8, "Goodwill and Intangible Assets", for further information on the Company's annual impairment tests.

Fair Value Measurements

In May 2011, the FASB issued ASU 2011-04, *"Fair Value Measurement — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,"* which amended previous guidance clarifying how to measure and disclose fair value. The guidance became effective for us at the beginning of fiscal 2013. The update amends the application of the "highest and best use" concept to be used only in the measurement of the fair value of nonfinancial assets, clarifies that the measurement of the fair value of equity-classified financial instruments should be performed from the perspective of a market participant who holds the instrument as an asset, clarifies that an entity that manages a group of financial assets and liabilities on the basis of its net risk exposure to those risks can measure those financial instruments on the basis of its net exposure to those risks, and clarifies when premiums and discounts should be taken into account when measuring fair value. This guidance results in a consistent definition of fair value and common requirements for the measurement of and disclosure about fair value between International Financial Reporting Standards ("IFRS") and U.S. GAAP. The guidance also changes some fair value measurement principles and enhances disclosure requirements related to activities in Level 3 of the fair value hierarchy. Besides a change in disclosure requirements, the adoption of this update had no impact on our consolidated financial statements.

Recent Accounting Guidance Not Yet Effective

Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, *"Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,"* this update requires us to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, we are required to present, either on the face of the consolidated financial statements or in the notes to the consolidated financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, we are required to cross-reference to other disclosures that provide additional details about these amounts. This update is effective prospectively for our fiscal 2014 and early adoption is permitted. Besides changes to disclosures, we do not expect the adoption of this update to have a significant impact on our consolidated financial statements.

Balance Sheet Offsetting

In January 2013, the FASB issued ASU 2013-01, *"Balance Sheet (Topic 220) — Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,"* which amends previous guidance on the disclosures about offsetting assets and liabilities on the balance sheet to clarify that the scope of this guidance applies to derivatives (including bifurcated embedded derivatives), repurchase agreements (and reverse repurchase agreements) and securities borrowing (and lending) transactions that are offset or subject to an enforceable master netting arrangement or similar agreement. The guidance becomes effective at the beginning of our fiscal 2014 and should be applied retrospectively for all comparative periods. The adoption of this update is not expected to have a significant impact on our consolidated financial statements.

Indefinite-Lived Intangible Assets

In July 2012, the FASB issued ASU 2012-02, *"Intangibles — Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,"* which amends previous guidance on the annual and interim testing of indefinite-lived intangible assets for impairment. The guidance becomes effective at the beginning of our 2014 fiscal year, although early adoption is permitted. The update provides entities with the option of first assessing qualitative factors to determine whether it is more than likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If it is determined, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is more likely than not less than the carrying amount, a quantitative impairment test would still be required. We perform annual impairment tests as of August 1st of each fiscal year. The adoption of this update is not expected to have a significant impact on our consolidated financial statements.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Rate Risk

We face exposure to financial market risks, including adverse movements in foreign currency exchange rates and changes in interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results. Our foreign currency exchange exposure is primarily associated with product sales arrangements or settlement of intercompany payables and receivables among subsidiaries and their respective parent company, and/or investment/equity contingency considerations denominated in the local currency where the functional currency of the foreign subsidiary is the U.S. dollar.

Substantially all of our international product sales are payable in U.S. dollars or in the case of our eventIS operations in the Netherlands, payable in local currencies, providing a natural hedge for receipts and local payments. In light of the high proportion of our international businesses, we expect the risk of any adverse movements in foreign currency exchange rates could have an impact on our translated results within the consolidated statements of operations and comprehensive income (loss). In addition, for the year ended January 31, 2013, we generated a foreign currency translation gain of $8.0 million, $7.2 million of which was related to the disposition of retained currency translation losses related to the divestitures of our Broadcast Servers and Media Services businesses. We recorded this gain in accumulated other comprehensive loss, increasing the equity section of the balance sheet.

We do not enter into derivative financial instruments for trading purposes and do not currently have outstanding derivative financial instruments related to payment obligations of the company. While we do not anticipate that near-term changes in exchange rates will have a material impact on our operating results, financial position and liquidity, a sudden and significant change in the value of foreign currencies could harm our operating results, financial position and liquidity.

The U.S. dollar is the functional currency for a majority of our international subsidiaries. All foreign currency gains and losses are included in interest and other income, net, in the accompanying consolidated statements of operations and comprehensive income (loss). In fiscal year 2013, we recorded approximately $23,000 in losses due to international subsidiary translations and cash settlements of revenues and expenses.

Interest Rate Risk

Exposure to market risk for changes in interest rates relates primarily to our investment portfolio of marketable debt securities of various issuers, types and maturities and to our borrowings under our demand note payable. We do not use derivative instruments in our investment portfolio, and our investment portfolio only includes highly liquid instruments. Our cash and marketable securities include cash equivalents, which we consider to be investments purchased with original maturities of nine months or less. There is risk that losses could be incurred if we were to sell any of its securities prior to stated maturity. Given the short maturities and investment grade quality of the portfolio holdings at January 31, 2013, a sharp rise in interest rates should not have a material adverse impact on the fair value of our investment portfolio. Additionally, our long-term marketable securities, which are carried at the lower of cost or market, have fixed interest rates, and therefore are subject to changes in fair value. At January 31, 2013, we had $6.1 million in short-term marketable securities and $7.2 million in long-term marketable securities.

ITEM 8. Financial Statements and Supplementary Data

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SeaChange International, Inc.

We have audited the accompanying consolidated balance sheets of SeaChange International, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of January 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2013. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15 (a) (2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SeaChange International, Inc. and subsidiaries as of January 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 10, 2013 expressed an unqualified opinion thereon.

/s/ Grant Thornton, LLP
Boston, Massachusetts
April 10, 2013

SEACHANGE INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)

	January 31, 2013	January 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$106,721	$ 80,585
Restricted cash	938	1,200
Marketable securities	6,104	7,855
Accounts and other receivables, net of allowance for doubtful accounts of $813 and $972 at January 31, 2013 and January 31, 2012, respectively	40,103	42,811
Unbilled receivables	—	3,963
Inventories	7,372	10,218
Prepaid expenses and other current assets	11,008	5,970
Assets held for sale	465	646
Deferred tax assets	324	2,065
Current assets related to discontinued operations	—	14,206
Total current assets	173,035	169,519
Property and equipment, net	19,762	20,162
Marketable securities, long-term	7,169	4,140
Investments in affiliates	2,951	3,013
Intangible assets, net	17,514	22,432
Goodwill	45,103	44,414
Other assets	595	1,515
Non-current assets related to discontinued operations	—	33,657
Total assets	$266,129	$298,852
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 7,846	$ 8,214
Other accrued expenses	16,173	13,345
Customer deposits	4,268	3,067
Deferred revenues	28,730	31,097
Current liabilities related to discontinued operations	—	10,805
Total current liabilities	57,017	66,528
Deferred revenue, long-term	1,873	4,638
Other liabilities, long-term	—	8,464
Taxes payable, long-term	2,406	3,043
Deferred tax liabilities, long-term	2,632	4,502
Non-current liabilities related to discontinued operations	—	739
Total liabilities	63,928	87,914
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Common stock, $0.01 par value; 100,000,000 shares authorized; 32,510,326 shares issued and 32,470,542 outstanding at January 31, 2013, and 32,534,444 shares issued and 32,494,660 outstanding at January 31, 2012	327	326
Additional paid-in capital	214,531	213,880
Treasury stock, at cost; 39,784 and 39,784 common shares, respectively	(1)	(1)
Accumulated (loss) income	(10,830)	6,507
Accumulated other comprehensive loss	(1,826)	(9,774)
Total stockholders' equity	202,201	210,938
Total liabilities and stockholders' equity	$266,129	$298,852

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands, except per share data)

	For the Fiscal Years Ended January 31,		
	2013	2012	2011
Revenues:			
Products	$ 64,274	$ 73,157	$ 82,155
Services	92,914	91,635	91,500
Total revenues	157,188	164,792	173,655
Cost of revenues:			
Products	17,626	20,287	28,278
Services	53,302	49,194	45,001
Amortization of intangible assets	2,429	2,487	1,978
Stock-based compensation expense	157	397	332
Inventory write-down	1,752	430	2,474
Total cost of revenues	75,266	72,795	78,063
Gross profit	81,922	91,997	95,592
Operating expenses:			
Research and development	39,627	40,241	44,077
Selling and marketing	15,606	21,011	20,309
General and administrative	15,137	16,393	15,784
Amortization of intangibles	3,966	3,784	3,073
Stock-based compensation expense	3,944	2,591	2,266
Earn-outs and change in fair value of earn-outs	2,435	3,312	764
Professional fees: acquisitions, divestitures, litigation and strategic alternatives	1,619	2,770	2,810
Severance and other restructuring costs	3,106	3,565	4,523
Total operating expenses	85,440	93,667	93,606
(Loss) income from operations	(3,518)	(1,670)	1,986
Interest income	180	291	304
Interest expense	(154)	(39)	(24)
Other expense, net	(112)	(246)	(1,160)
Gain on sale of investment in affiliates	885	—	27,071
(Loss) income before income taxes and equity income in earnings of affiliates	(2,719)	(1,664)	28,177
Income tax (benefit) provision	(1,555)	1,881	(2,227)
Equity income in earnings of affiliates, net of tax	193	142	167
(Loss) income from continuing operations	(971)	(3,403)	30,571
Loss on sale of discontinued operations	(14,073)	—	—
Loss from discontinued operations, net of tax	(2,293)	(611)	(1,103)
Net (loss) income	$ (17,337)	$ (4,014)	$ 29,468
Net (loss) income	$ (17,337)	$ (4,014)	$ 29,468
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	7,954	(872)	(1,040)
Unrealized loss on marketable securities[1]	(6)	(84)	(77)
Comprehensive (loss) income	$ (9,389)	$ (4,970)	$ 28,351

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands, except per share data)

	For the Fiscal Years Ended January 31,		
	2013	2012	2011
(Loss) earnings per share:			
Basic (loss) income per share	$ (0.53)	$ (0.13)	$ 0.94
Diluted (loss) income per share	$ (0.53)	$ (0.13)	$ 0.92
(Loss) earnings per share from continuing operations:			
Basic (loss) income per share	$ (0.03)	$ (0.11)	$ 0.98
Diluted (loss) income per share	$ (0.03)	$ (0.11)	$ 0.96
Loss per share from discontinued operations:			
Basic loss per share	$ (0.50)	$ (0.02)	$ (0.04)
Diluted loss per share	$ (0.50)	$ (0.02)	$ (0.04)
Weighted average common shares outstanding:			
Basic	32,494	32,093	31,434
Diluted	32,494	32,093	31,986

(1) Tax amounts for all periods were not significant

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the Fiscal Years Ended January 31,		
	2013	2012	2011
Cash flows from operating activities:			
Net (loss) income	$(17,337)	$ (4,014)	$ 29,468
Net loss from discontinued operations	16,366	611	1,103
Adjustments to reconcile net (loss) income to net cash provided by continuing operating activities:			
Depreciation and amortization of fixed assets	4,671	5,435	6,188
Amortization of intangible assets	6,395	6,271	5,051
Loss on disposal of fixed assets	11	38	—
Impairment of long lived asset	967	1,092	1,283
Loss on disposal of inventory	1,752	430	2,474
Inventory valuation charge	332	575	556
Provision for doubtful accounts receivable	(160)	100	2
Discounts earned and amortization of premiums on marketable securities	137	66	62
Equity income in earnings of affiliates	(193)	(142)	(167)
Gain on sale of investment in affiliates	(885)	—	(27,071)
Stock-based compensation expense	4,101	2,988	2,598
Deferred income taxes	(132)	6,599	(6,916)
Change in contingent consideration related to acquisitions	1,662	3,031	—
Excess tax benefit related to stock-based compensation expense	—	—	(4)
Changes in operating assets and liabilities:			
Accounts receivable	2,343	(1,337)	6,065
Unbilled receivables	3,963	(321)	(1,204)
Inventories	763	(1,250)	(2,407)
Prepaid expenses and other assets	(6,498)	(4,510)	2,987
Accounts payable	(236)	(2,596)	229
Accrued expenses	1,879	3,893	29
Customer deposits	1,777	(926)	(286)
Deferred revenues	(6,283)	(3,839)	(6,361)
Other	568	519	(18)
Net cash provided by operating activities from continuing operations	15,963	12,713	13,661
Net cash provided by operating activities from discontinued operations	1,387	1,672	2,620
Total cash provided by operating actvities	17,350	14,385	16,281
Cash flows from investing activities:			
Purchases of property and equipment	(3,972)	(1,512)	(2,960)
Purchases of marketable securities	(15,642)	(19,944)	(8,382)
Proceeds from sale and maturity of marketable securities	14,221	19,517	7,325
Additional proceeds from sale of equity investment	885	—	38,717
Acquisition of businesses and payment of contingent consideration, net of cash acquired	(8,175)	(4,935)	(14,661)
Dividend from equity investments	190	—	—

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
(Amounts in thousands)

	For the Fiscal Years Ended January 31,		
	2013	2012	2011
Investments in affiliates	—	—	(720)
Decrease (increase) in restricted cash	262	132	(55)
Net cash (used in) provided by investing activities from continuing operations	(12,231)	(6,742)	19,264
Net cash provided by (used in) investing activities from discontinued operations	25,232	(1,891)	(1,199)
Total cash provided by (used in) investing actvities	13,001	(8,633)	18,065
Cash flows from financing activities:			
Repurchases of our common stock	(6,201)	—	(1,435)
Proceeds from issuance of common stock relating to stock option exercises	2,190	1,787	2,740
Excess tax benefit related to stock-based compensation expense	—	—	4
Net cash (used in) provided by financing activities from continuing operations	(4,011)	1,787	1,309
Net cash provided by financing activities from discontinued operations	—	—	—
Total cash (used in) provided by financing actvities	(4,011)	1,787	1,309
Effect of exchange rate changes on cash	(204)	(99)	(157)
Net increase in cash and cash equivalents	26,136	7,440	35,498
Cash and cash equivalents, beginning of period	80,585	73,145	37,647
Cash and cash equivalents, end of period	$106,721	$80,585	$73,145
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 1,312	$ 565	$ 3,174
Interest paid	$ 89	$ —	$ —
Supplemental disclosure of non-cash activities:			
Transfer of items originally classified as inventories to equipment	$ 897	$ 1,402	$ 2,283

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
(Amounts in thousands, except share amounts)

	Common Stock				Accumulated Other Comprehensive Income (Loss)		Treasury Stock		
	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Cumulative Translation Adjustment	Unrealized Gain/Loss on Investments	Number of Shares	Amount	Total Stockholders' Equity
Balance at January 31, 2010	32,563,063	$326	$211,504	$(17,450)	$(7,898)	$197	(1,346,796)	$ (8,757)	$177,922
Issuance of common stock pursuant to exercise of stock options	309,195	4	2,076	—	—		—	—	2,080
Issuance of common stock in connection with the employee stock purchase plan	135,632	2	658	—	—	—	—	—	660
Issuance of common stock pursuant to vesting of restricted stock units	353,542	2	(2)	—	—	—	—	—	—
Stock-based compensation expense	—	—	1,564	—	—	—	—	—	1,564
Purchase of treasury shares					—	—	(177,605)	(1,435)	(1,435)
Retirement of shares	(1,484,617)	(15)	(8,679)	(1,497)			1,484,617	10,191	—
Change in fair value on marketable securities, net of tax	—	—	—	—	—	(77)	—	—	(77)
Translation adjustment	—	—	—	—	(1,040)	—	—	—	(1,040)
Net income	—	—	—	29,468	—	—	—	—	29,468
Balance at January 31, 2011	31,876,815	319	207,121	10,521	(8,938)	120	(39,784)	(1)	209,142
Issuance of common stock pursuant to exercise of stock options	253,668	3	1,784	—	—	—	—	—	1,787
Issuance of common stock pursuant to vesting of restricted stock units	378,955	4	(4)	—	—	—	—	—	—
Issuance of common stock pursuant to deferred consideration	25,006		204	—	—	—	—	—	204
Liability stock compensation awards reclassified to equity			1,417						1,417
Stock-based compensation expense			3,358	—	—	—	—	—	3,358
Change in fair value on marketable securities, net of tax	—	—	—	—	—	(84)	—	—	(84)
Translation adjustment	—	—	—	—	(872)	—	—	—	(872)
Net loss	—	—	—	(4,014)	—	—	—	—	(4,014)
Balance at January 31, 2012	32,534,444	326	213,880	6,507	(9,810)	36	(39,784)	(1)	210,938
Issuance of common stock pursuant to exercise of stock options	304,550	2	2,189	—	—	—	—	—	2,191
Issuance of common stock pursuant to vesting of restricted stock units	359,676	4	(4)	—	—	—	—	—	—
Issuance of common stock pursuant to deferred consideration	75,680	1	585	—	—	—	—	—	586
Liability stock compensation awards reclassified to equity			—						—
Purchase of treasury shares			(6,194)				(764,024)		(6,194)
Retirement of shares	(764,024)	(6)	—				764,024		(6)
Stock-based compensation expense			4,075	—	—	—	—	—	4,075
Change in fair value on marketable securities, net of tax	—	—	—	—	—	(6)	—	—	(6)
Translation adjustment	—	—	—	—	7,954	—	—	—	7,954
Net loss	—	—	—	(17,337)	—	—	—	—	(17,337)
Balance at January 31, 2013	32,510,326	$327	$214,531	$(10,830)	$(1,856)	$ 30	(39,784)	$ (1)	$202,201

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

We are an industry leader in the delivery of multi-screen video. Our products and services facilitate the aggregation, licensing, management and distribution of video, television programming, and advertising content to cable system operators, telecommunications companies and mobile communications providers.

2. Summary of Significant Accounting Policies

Significant accounting policies followed in the preparation of the accompanying consolidated financial statements are as follows:

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP. We consolidate the financial statements of our wholly-owned subsidiaries and all intercompany transactions and account balances have been eliminated in consolidation. We also hold minority investments in the capital stock of certain private companies having product offerings or customer relationships that have strategic importance. We evaluate our equity and debt investments and other contractual relationships with affiliate companies in order to determine whether the guidelines regarding the consolidation of variable interest entities ("VIE's") should be applied in the financial statements. Consolidation guidelines address consolidation by business enterprises of VIE's that possess certain characteristics. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. We use qualitative analysis to determine whether or not we are the primary beneficiary of a VIE. We consider the rights and obligations conveyed by the implicit and explicit variable interest in each VIE and the relationship of these with the variable interests held by other parties to determine whether its variable interests will absorb a majority of a VIE's expected losses, receive a majority of its expected residual returns, or both. If we determine that our variable interests will absorb a majority of the VIE's expected losses, receive a majority of their expected residual returns, or both, we consolidate the VIE as the primary beneficiary, and if not, it is not consolidated.

We have reviewed our interest in a partnership in Turkey and equity investment in Hightech ICT BV. The primary beneficiary is required to consolidate the financial position and results of the VIE. We have concluded that we are not the primary beneficiary for any variable interest entities during fiscal 2013. Accordingly, we used the equity method to account for these investments.

In May 2012, we completed the sales of our Broadcast Servers and Storage and Media Services businesses (See Note 3). These consolidated financial statements reflect these businesses as discontinued operations. We have retrospectively adjusted the consolidated statements of operations and comprehensive income (loss), cash flows and stockholders' equity for the fiscal years ended January 31, 2012 and 2011 and the consolidated balance sheet for fiscal 2012.

Besides for discontinued operations, we have reclassified other certain prior fiscal year data to conform to our current fiscal year presentation.

Use of Estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, valuation of inventory and accounts receivable, valuation of investments and income taxes, stock-based compensation, goodwill, intangible assets and related amortization. Management bases these estimates on historical and anticipated results and trends and on various other assumptions that management believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from management's estimates.

2. Summary of Significant Accounting Policies – (continued)

Cash Equivalents and Marketable Securities

We account for investments in accordance with authoritative guidance that defines investment classifications. We determine the appropriate classification of debt securities at the time of purchase and reevaluate such designation as of each balance sheet date. Our investment portfolio consists primarily of money market funds at January 31, 2013 and 2012, but can consist of corporate debt investments, asset-backed securities and government-sponsored enterprises. All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. Our marketable securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of tax, reported in stockholders' equity as a component of accumulated other comprehensive income or loss. The amortization of premiums and accretions of discounts to maturity are computed under the effective interest method and are included in interest income. Interest on securities is recorded as earned and is also included in interest income. Any realized gains or losses would be shown in the accompanying consolidated statements of operations and comprehensive income (loss) in other income or expense.

We evaluate our investments on a regular basis to determine whether an other-than-temporary decline in fair value has occurred. This evaluation consists of a review of several factors, including, but not limited to: the length of time and extent that an investment has been in an unrealized loss position; the existence of an event that would impair the issuer's future earnings potential; and our intent and ability to hold an investment for a period of time sufficient to allow for any anticipated recovery in fair value. Declines in value below cost for investments where it is considered probable that all contractual terms of the investment will be satisfied, is due primarily to changes in interest rates, and where the company has the intent and ability to hold the investment for a period of time sufficient to allow a market recovery, are not assumed to be other-than-temporary. Any other-than-temporary declines in fair value are recorded in earnings and a new cost basis for the investment is established.

Fair Value Measurements

Definition and Hierarchy

The applicable accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance establishes a framework for measuring fair value and expands required disclosure about the fair value measurements of assets and liabilities. This guidance requires us to classify and disclose assets and liabilities measured at fair value on a recurring basis, as well as fair value measurements of assets and liabilities measured on a non-recurring basis in periods subsequent to initial measurement, in a fair value hierarchy.

The fair value hierarchy is broken down into three levels based on the reliability of inputs and requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required, as well as the assets and liabilities that we value using those levels of inputs:

- Level 1 — Observable inputs that reflect quoted prices for identical assets or liabilities in active markets. Assets utilizing Level 1 inputs include money market funds and U.S. government securities.
- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not very active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. We primarily use broker quotes for valuation of our short-term investments. We did not have any Level 2 assets or liabilities at January 31, 2013 or January 31, 2012.

2. Summary of Significant Accounting Policies – (continued)

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The fair value measurements of the contingent consideration obligations related to the acquisitions of Flashlight, VividLogic and eventIS are valued using Level 3 inputs.

Valuation Techniques

We measure certain financial assets and liabilities at fair value based on valuation techniques using the best information available, which may include quoted market prices, market comparables and discounted cash flow projections. Financial instruments include money market funds, corporate debt investments, asset-backed securities, government-sponsored enterprises and state municipal obligations.

In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs that are observable either directly or indirectly. In periods of market inactivity, the observability of prices and inputs may be reduced for certain instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3. Based on additional information, we made a revision to reclassify $5.6 million of investments from Level 2 to Level 1 as of January 31, 2012. Management believes that the revision is not significant to the financial statements.

Concentration of Credit Risk and Major Customers

Financial instruments which potentially expose us to concentrations of credit risk include cash equivalents, investments in treasury bills, certificates of deposits and commercial paper, trade accounts receivable, accounts payable and accrued liabilities. We restrict our cash equivalents and investments in marketable securities to repurchase agreements with major banks and U.S. government and corporate securities which are subject to minimal credit and market risk.

For trade accounts receivable, we evaluate customers' financial condition, require advance payments from certain of our customers and maintain reserves for potential credit losses. We perform ongoing credit evaluations of customers' financial condition but generally do not require collateral. For some international customers, we require an irrevocable letter of credit to be issued by the customer before the purchase order is accepted. We monitor payments from customers and assess any collection issues. We maintain allowances for specific doubtful accounts and other risk categories of accounts based on estimates of losses resulting from the inability of the Company's customers to make required payments and record these allowances as a charge to general and administrative expenses. We base our allowances for doubtful accounts on historical collections and write-off experience, current trends, credit assessments, and other analysis of specific customer situations. At January 31, 2013 and 2012, we had an allowance for doubtful accounts of $0.8 million and $1.0 million, respectively, to provide for potential credit losses. At January 31, 2013, two separate customers accounted for 19% and 11%, respectively, of our gross accounts receivable balance and one customer accounted for 20% of our January 31, 2012 balance. For fiscal 2013 and 2012, two customers each accounted for more than 10%, and collectively accounted for 30% and 35%, respectively, of our total revenues.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method. Inventories consist primarily of components and subassemblies and finished products held for sale. The values of inventories are reviewed quarterly to determine that the carrying value is stated at the lower of cost or net realizable value. We record charges to reduce inventory to its net realizable value when impairment is identified through a quarterly review process. The obsolescence evaluation is based upon assumptions and estimates about future demand, or possible alternative uses and involves significant judgments. For the years ended January 31, 2013, 2012 and 2011, we recorded $2.1 million, $1.0 million and

2. Summary of Significant Accounting Policies – (continued)

$3.0 million in inventory write-downs, respectively, of which $1.8 million was booked to cost of sales in fiscal 2013 and $0.4 million and $2.5 million were booked to restructuring expense in fiscal 2012 and fiscal 2011, respectively.

Property and Equipment

Property and equipment consists of land and buildings, office and computer equipment, leasehold improvements, demonstration equipment, deployed assets and spare components and assemblies used to service our installed base. Property and equipment are recorded at cost and depreciated over their estimated useful lives. Determining the useful lives of property and equipment requires us to make significant judgments that can materially impact our operating results. If our estimates require adjustment, it could have a material impact on our reported results.

Demonstration equipment consists of systems manufactured by us for use in marketing and selling activities. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases using the straight-line method. Deployed assets consist of movie systems owned and manufactured by us that are installed in a hotel environment. Deployed assets are depreciated over the life of the related service agreements. Capitalized service and spare components are depreciated over the estimated useful lives using the straight-line method. Maintenance and repair costs are expensed as incurred. Upon retirement or sale, the cost of the assets disposed of, and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is included in the determination of net income or loss.

Equity Investments

Our investments in affiliates include investments accounted for under the cost method and the equity method of accounting. The investments that represent less than a 20% ownership interest of the common shares of the affiliate are carried at cost. Under the equity method of accounting, which generally applies to investments that represent 20% to 50% ownership of the common shares of the affiliate, our proportionate ownership share of the earnings or losses of the affiliate are included in equity income in earnings of affiliates in our consolidated statements of operations and comprehensive income (loss).

We periodically review indicators of the fair value of our investments in affiliates in order to assess whether available facts or circumstances, both internally and externally, may suggest an "other than temporary" decline in the value of the investment. The carrying value of an investment in an affiliate may be affected by the affiliate's ability to obtain adequate funding and execute its business plans, general market conditions, industry considerations specific to the affiliate's business, and other factors. The inability of an affiliate to obtain future funding or successfully execute its business plan could adversely affect our equity earnings of the affiliate in the periods affected by those events. Future adverse changes in market conditions or poor operating results of the affiliates could result in equity losses or an inability to recover the carrying value of the investments in affiliates that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. We record an impairment charge when we believe an investment has experienced a decline in value that is other-than-temporary.

Goodwill and Long-Lived Assets

In connection with acquisitions of operating entities, we recognize the excess of the purchase price over the fair value of the net assets acquired as goodwill. Goodwill is not amortized, but is evaluated for impairment, at the reporting unit level, annually in our third quarter beginning August 1. Goodwill of a reporting unit may be tested for impairment on an interim basis in addition to the annual evaluation if an event occurs or circumstances change such as declines in sales, earnings or cash flows, decline in the Company's stock price, or material adverse changes in the business climate, which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The process of evaluating goodwill for impairment requires several judgments and assumptions to be made to determine the fair value of the reporting units, including the method used to determine fair value, discount rates, expected levels of cash flows, revenues and earnings, and the

2. Summary of Significant Accounting Policies – (continued)

selection of comparable companies used to develop market based assumptions. We may employ three generally accepted approaches for valuing businesses: the market approach, the income approach and the asset-based (cost) approach to arrive at the fair value. In calculating the fair value, we derived the standalone projected five year cash flows for the Company. This process starts with the projected cash flows which were discounted. The choice of which approach and methods to use in a particular situation depends on the facts and circumstances.

We account for business acquisitions in accordance with authoritative guidance which determines and records the fair values of assets acquired, liabilities, contractual contingencies and contingent consideration assumed as of the dates of acquisition. The purchase price allocation process requires management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets and estimated contingent consideration payments.

In-process research and development ("IPR&D") assets as of the acquisition date are recorded as indefinite-lived intangible assets and are subject to impairment testing at least annually. The useful life of the intangible asset recognized will be reconsidered if and when an IPR&D project is completed or abandoned.

We also evaluate property and equipment, intangible assets and other long-lived assets on a regular basis for the existence of facts or circumstances, both internal and external that may suggest an asset is not recoverable. If such circumstances exist, we evaluate the carrying value of long-lived assets to determine if impairment exists based upon estimated undiscounted future cash flows over the remaining useful life of the assets and compares that value to the carrying value of the assets. Our cash flow estimates contain management's best estimates, using appropriate and customary assumptions and projections at the time.

Intangible assets consist of customer contracts, completed technology, non-competition agreements, patents and trademarks. IPR&D assets are included in other intangible assets at January 31, 2013 and 2012. The intangible assets are amortized to cost of sales and operating expenses, as appropriate, on a straight-line or accelerated basis in order to reflect the period that the assets will be consumed.

We develop software for resale in markets that are subject to rapid technological change, new product development and changing customer needs. The time period during which software development costs can be capitalized from the point of reaching technological feasibility until the time of general product release is very short, and consequently, the amounts that could be capitalized are not material to our financial position or results of operations. Software development costs relating to sales of software requiring significant modification or customization are charged to costs of product revenues.

Amortization expense is recorded over the period of economic consumption or the life of the agreement, whichever results in the higher expense, starting with the first shipment of the product to a customer. Amortization expense charged to cost of sales was $2.4 million, $2.5 million and $2.0 million for fiscal 2013, 2012 and 2011, respectively.

Income Taxes

As part of the process of preparing our financial statements, we are required to estimate our provision for income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. We will record a valuation allowance if the likelihood of realization of the deferred tax assets in the future is reduced based on an evaluation of objective verifiable evidence.

2. Summary of Significant Accounting Policies – (continued)

Significant management judgment is required in determining our income tax provision, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We have established a 100% valuation allowance against our U.S. deferred tax assets due to indications that they may not be fully realized. The amount of the deferred tax asset considered realizable is subject to change based on future events, including generating sufficient pre-tax income in future periods. In the event that actual results differ from these estimates, our provision for income taxes could be materially impacted. We do not provide for U.S. federal and state income taxes on the undistributed earnings of our non-U.S. subsidiaries that are considered indefinitely reinvested in the operations outside the United States.

Authoritative guidance as it relates to income tax liabilities states that the minimum threshold a tax position is required to meet before being recognized in the financial statements is "more likely than not" (i.e., a likelihood of occurrence greater than 50%). The recognition threshold is met when an entity concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are recognized in the first interim period in which they meet the more likely than not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations. Derecognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

We file annual income tax returns in multiple taxing jurisdictions around the world. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for income taxes reflect the most likely outcome. We adjust these reserves as well as the related interest and penalties, in light of changing facts and circumstances. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. The changes in estimate could have a material impact on our financial position and operating results. In addition, settlement of any particular position could have a material and adverse effect on our cash flows and financial position.

Restructuring

We record restructuring charges consisting of employee severance and the disposal of fixed assets. Restructuring charges represent our best estimate of the associated liability at the date the charges are recognized. Adjustments for changes in assumptions are recorded as a component of operating expenses in the period they become known. Differences between actual and expected charges and changes in assumptions could have a material effect on our restructuring accrual as well as our consolidated results of operations.

Foreign Currency Translation

For subsidiaries where the U.S. dollar is designated as the functional currency of the entity, we translate that entity's monetary assets and liabilities denominated in local currencies into U.S. dollars (the functional and reporting currency) at current exchange rates, as of each balance sheet date. Non-monetary assets (e.g., inventories, property, plant, and equipment and intangible assets) and related income statement accounts (e.g., cost of sales, depreciation, amortization of intangible assets) are translated at historical exchange rates between the functional currency (the U.S. dollar) and the local currency. Revenue and other expense items are translated using average exchange rates during the fiscal period. Translation adjustments and transactions gains and losses on foreign currency transactions, and any unrealized gains and losses on short-term inter-company transactions are included in other income or expense, net.

For subsidiaries where the local currency is designated as the functional currency, we translate our assets and liabilities into U.S. dollars (the reporting currency) at current exchange rates as of each balance sheet date. Revenue and expense items are translated using average exchange rates during the period. Cumulative translation adjustments are presented as a separate component of stockholders' equity. Exchange gains and

2. Summary of Significant Accounting Policies – (continued)

losses on foreign currency transactions and unrealized gains and losses on short-term inter-company transactions are included in other income or expense, net.

The aggregate foreign exchange transaction losses included as other expense, net on the consolidated statements of operations and comprehensive income (loss) were approximately $23,000, $0.2 million and $1.2 million for fiscal 2013, 2012 and 2011, respectively.

Comprehensive (Loss) Income

We present accumulated other comprehensive loss and total comprehensive (loss) income in the consolidated statement of operations. At the end of fiscal 2013, 2012 and 2011, our total comprehensive (loss) income of ($9.4) million, ($5.0) million and $28.4 million consists primarily of net loss, cumulative translation adjustments and unrealized gains and losses on marketable securities, net of income tax.

Revenue Recognition

Our transactions frequently involve the sales of hardware, software, systems and services in multiple-element arrangements. Revenues from sales of hardware, software and systems that do not require significant modification or customization of the underlying software are recognized when:

- title and risk of loss have passed to the customer;
- there is evidence of an arrangement;
- fees are fixed or determinable; and
- collection of the related receivable is considered probable.

Customers are billed for installation, training, project management and at least one year of product maintenance and technical support at the time of the product sale. Revenue from these activities is deferred at the time of the product sale and recognized ratably over the period these services are performed. Revenue from ongoing product maintenance and technical support agreements is recognized ratably over the period of the related agreements. Revenue from software development contracts that include significant modification or customization, including software product enhancements, is recognized based on the percentage of completion contract accounting method using labor efforts expended in relation to estimates of total labor efforts to complete the contract. Accounting for contract amendments and customer change orders are included in contract accounting when executed. Revenue from shipping and handling costs and other out-of-pocket expenses reimbursed by customers are included in revenues and cost of revenues. Our share of intercompany profits associated with sales and services provided to affiliated companies are eliminated in consolidation in proportion to our equity ownership.

We have historically applied the software revenue recognition rules as prescribed by ASC 985-605. In October 2009, the FASB issued ASU 2009-14, *"Certain Revenue Arrangements That Include Software Elements,"* which amended ASC 985-605. This ASU removes tangible products containing software components and non-software components that function together to deliver the product's essential functionality from the scope of the software revenue recognition rules. In the case of our hardware products with embedded software, we have determined that the hardware and software components function together to deliver the product's essential functionality, and therefore, the revenue from the sale of these products no longer falls within the scope of the software revenue recognition rules. Revenue from the sale of software-only products remains within the scope of the software revenue recognition rules. Maintenance and support, training, consulting, and installation services no longer fall within the scope of the software revenue recognition rules, except when they are sold with and relate to a software-only product. Revenue recognition for products that no longer fall under the scope of the software revenue recognition rules are similar to that for other tangible products and ASU 2009-13, *"Multiple-Deliverable Revenue Arrangements,"* which amended ASC 605 and was also issued in October 2009, which is applicable for multiple-deliverable revenue arrangements. ASU 2009-13 allows companies to allocate revenue in a multiple-deliverable arrangement in a manner that better

2. Summary of Significant Accounting Policies – (continued)

reflects the transaction's economics. ASU 2009-13 and ASU 2009-14 are effective for revenue arrangements entered into or materially modified in our fiscal year 2012 and thereafter.

Under the software revenue recognition rules, the fee is allocated to the various elements based on VSOE of fair value. Under this method, the total arrangement value is allocated first to undelivered elements, based on their fair values, with the remainder being allocated to the delivered elements. Where fair value of undelivered service elements has not been established, the total arrangement value is recognized over the period during which the services are performed. The amounts allocated to undelivered elements, which may include project management, training, installation, maintenance and technical support and certain hardware and software components, are based upon the price charged when these elements are sold separately and unaccompanied by the other elements. The amount allocated to installation, training and project management revenue is based upon standard hourly billing rates and the estimated time to complete the service. These services are not essential to the functionality of systems as these services do not alter the equipment's capabilities, are available from other vendors and the systems are standard products. For multiple-element arrangements that include software development with significant modification or customization and systems sales where VSOE of the fair value does not exist for the undelivered elements of the arrangement (other than maintenance and technical support), percentage of completion accounting is applied for revenue recognition purposes to the entire arrangement with the exception of maintenance and technical support. All multiple-deliverable revenue arrangements negotiated prior to February 1, 2011 and the sale of all software-only products and associated services have been accounted for under this guidance.

Under the revenue recognition rules for tangible products as amended by ASU 2009-13, the fee from a multiple-deliverable arrangement is allocated to each of the deliverables based upon their relative selling prices as determined by a selling-price hierarchy. A deliverable in an arrangement qualifies as a separate unit of accounting if the delivered item has value to the customer on a stand-alone basis. A delivered item that does not qualify as a separate unit of accounting is combined with the other undelivered items in the arrangement and revenue is recognized for those combined deliverables as a single unit of accounting. The selling price used for each deliverable is based upon VSOE if available, TPE if VSOE is not available, and BESP if neither VSOE nor TPE are available. TPE is the price of the Company's, or any competitor's, largely interchangeable products or services in stand-alone sales to similarly situated customers. BESP is the price at which we would sell the deliverable if it were sold regularly on a stand-alone basis, considering market conditions and entity-specific factors. All multiple-deliverable revenue arrangements negotiated after February 1, 2011, excluding the sale of all software-only products and associated services, have been accounted for under this guidance.

The selling prices used in the relative selling price allocation method for certain of our services are based upon VSOE. The selling prices used in the relative selling price allocation method for third-party products from other vendors are based upon TPE. The selling prices used in the relative selling price allocation method for our hardware products, software, subscriptions, and customized services for which VSOE does not exist are based upon BESP. We do not believe TPE exists for these products and services because they are differentiated from competing products and services in terms of functionality and performance and there are no competing products or services that are largely interchangeable. Management establishes BESP with consideration for market conditions, such as the impact of competition and geographic considerations, and entity-specific factors, such as the cost of the product, discounts provided and profit objectives. Management believes that BESP is reflective of reasonable pricing of that deliverable as if priced on a stand-alone basis.

Since all of our revenue prior to the adoption of ASU 2009-14 fell within the scope of the software revenue recognition rules and we have only established VSOE for services and revenue in a multiple-deliverable arrangement involving products, revenue was frequently deferred until the last item was delivered. The adoption of ASU 2009-13 and ASU 2009-14 has resulted in earlier revenue recognition in multiple-deliverable arrangements involving our hardware products with embedded software because revenue can be recognized for each of these deliverables based upon their relative selling prices as defined above.

2. Summary of Significant Accounting Policies – (continued)

Service revenue from content processing provided to our customers is recognized when services are provided, based on contracted rates. Upfront fees received for services are recognized ratably over the period earned, whichever is the longer of the contract term or the estimated customer relationship.

Any taxes assessed by a governmental authority to revenue-producing transactions (e.g. sales or value-added taxes) are reported on a net basis and excluded from revenues.

Stock-Based Compensation

We account for all employee and non-employee director stock-based compensation awards using the authoritative guidance regarding stock-based payments. We have continued to use the Black-Scholes pricing model as the most appropriate method for determining the estimated fair value of all applicable awards. We also use the Monte Carlo pricing model for our market-based option awards. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards requires the input of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. Management estimated the volatility based on the historical volatility of our stock. The assumptions used in calculating the fair value of stock-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if circumstances change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what it has recorded in the current period. The estimated fair value of our stock-based options and performance-based RSUs, less expected forfeitures, is amortized over the awards' vesting period on a graded vesting basis, whereas the RSUs and employee stock purchase plan stock units are amortized on a straight-line basis.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising costs were $0.2 million, $0.4 million and $0.3 million for fiscal 2013, 2012 and 2011, respectively.

Earnings Per Share

Earnings per share are presented in accordance with authoritative guidance which requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted-average shares of common stock outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock, such as stock options, employee stock purchase plan and restricted stock, calculated using the treasury stock method.

For fiscal 2013, 2012 and 2011 respectively 1,649,210, 1,566,726 and 2,459,389 of common shares issuable upon the exercise of stock options are anti-dilutive and have been excluded from the diluted earnings per share computation as the exercise prices of these common shares were above the market price of the common stock for the periods indicated. For fiscal 2013 and fiscal 2012, an additional 495,185 and 1,004,158 stock awards, respectively, have been excluded from diluted earnings per share due to the net loss. Below is a summary of the shares used in calculating basic and diluted earnings per share for the periods indicated:

	January 31,		
	2013	2012	2011
Weighted average shares used in calculating earnings per share – Basic	32,493,799	32,093,125	31,434,398
Dilutive common stock equivalents	—	—	551,404
Weighted average shares used in calculating earnings per share – Diluted	32,493,799	32,093,125	31,985,802

2. Summary of Significant Accounting Policies – (continued)

Recent Accounting Standard Updates

Impact of Recently Adopted Accounting Guidance

Goodwill Impairment Test

In September 2011, the FASB issued ASU 2011-08, *"Intangibles — Goodwill and Other: Testing Goodwill for Impairment,"* which provided additional guidance on the annual and interim goodwill impairment testing. The guidance became effective for the Company at the beginning of fiscal 2013. This guidance provides entities with an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step goodwill impairment test will be required. The adoption of this update had no impact on the Company's consolidated financial statements. See Note 8, "Goodwill and Intangible Assets", for further information on the Company's annual impairment tests.

Fair Value Measurements

In May 2011, the FASB issued ASU 2011-04, *"Fair Value Measurement — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,"* which amended previous guidance clarifying how to measure and disclose fair value. The guidance became effective for us at the beginning of fiscal 2013. The update amends the application of the "highest and best use" concept to be used only in the measurement of the fair value of nonfinancial assets, clarifies that the measurement of the fair value of equity-classified financial instruments should be performed from the perspective of a market participant who holds the instrument as an asset, clarifies that an entity that manages a group of financial assets and liabilities on the basis of its net risk exposure to those risks can measure those financial instruments on the basis of its net exposure to those risks, and clarifies when premiums and discounts should be taken into account when measuring fair value. This guidance results in a consistent definition of fair value and common requirements for the measurement of and disclosure about fair value between International Financial Reporting Standards ("IFRS") and U.S. GAAP. The guidance also changes some fair value measurement principles and enhances disclosure requirements related to activities in Level 3 of the fair value hierarchy. Besides a change in disclosure requirements, the adoption of this update had no impact on our consolidated financial statements.

Recent Accounting Guidance Not Yet Effective

Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, *"Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,"* with the objective of improving the reporting of reclassifications out of accumulated other comprehensive income. This update requires the effect of significant reclassifications out of accumulated other comprehensive income be shown by component. Significant reclassifications should be shown by the respective line items of net income only if the amount reclassified is required to be reclassified to net income under U.S. GAAP. If the reclassification to net income is not required under U.S. GAAP, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This update is effective prospectively for our fiscal 2014 and early adoption is permitted. Besides changes to disclosures, we do not expect the adoption of this update to have a significant impact on our consolidated financial statements.

Balance Sheet Offsetting

In January 2013, the FASB issued ASU 2013-01, *"Balance Sheet (Topic 220) — Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,"* which amends previous guidance on the disclosures about offsetting assets and liabilities on the balance sheet to clarify that the scope of this guidance applies to derivatives (including bifurcated embedded derivatives), repurchase agreements (and reverse repurchase agreements) and securities borrowing (and lending) transactions that are offset or subject to an enforceable

2. Summary of Significant Accounting Policies – (continued)

master netting arrangement or similar agreement. The guidance becomes effective at the beginning of our fiscal 2014 and should be applied retrospectively for all comparative periods. The adoption of this update is not expected to have a significant impact on our consolidated financial statements.

Indefinite-Lived Intangible Assets

In July 2012, the FASB issued ASU 2012-02, *"Intangibles — Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,"* which amends previous guidance on the annual and interim testing of indefinite-lived intangible assets for impairment. The guidance becomes effective at the beginning of our 2014 fiscal year, although early adoption is permitted. The update provides entities with the option of first assessing qualitative factors to determine whether it is more than likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If it is determined, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is more likely than not less than the carrying amount, a quantitative impairment test would still be required. We perform annual impairment tests as of August 1st of each fiscal year. The adoption of this update is not expected to have a significant impact on our consolidated financial statements.

3. Discontinued Operations

On May 4, 2012, we completed the sale of our Broadcast Servers and Storage business and received a cash payment, net of certain adjustments, of $4.9 million and recorded a total gain in this transaction, net of tax in the amount of $1.5 million. The financial results from this divested business are included in discontinued operations in our consolidated statements of operations and comprehensive income (loss).

On May 21, 2012, we completed the sale of our Media Services business, ODG, to Avail Media, Inc. ("Avail") for a purchase price of approximately $27 million plus certain working capital adjustments. We received an initial cash payment of $21.8 million in May 2012, and as part of the purchase agreement, $5.7 million in cash was held in escrow by an escrow agent, of which $4.0 million was tied to a specific indemnity matter and $1.7 million was related to a general indemnity provision. Avail also held another $1.0 million for the payment of certain intercompany indebtedness between ODG and SeaChange as part of the transaction. As part of the agreement with Avail, we were also potentially required to pay Avail $1.5 million which we included in other liabilities, long-term on our consolidated balance sheet at the time of the acquisition. We recorded a $16.0 million loss in our consolidated statements of operations and comprehensive income (loss) from the sale of ODG in the first half of fiscal 2013, primarily related to goodwill impairment. We also incurred investment advisor fees of approximately $1.0 million as well as legal fees that approximated $0.5 million related to the sale of ODG, which were expensed as incurred.

On November 26, 2012, we signed the first amendment to the ODG purchase agreement that resulted in:

- the release to us of the general escrow of $1.7 million, which we received on November 30, 2012;
- a $0.3 million reduction of the $1.0 million intercompany indebtedness due from Avail; and
- a reduction in other liabilities on our consolidated balance sheets for the $1.5 million obligation.

3. Discontinued Operations – (continued)

On January 31, 2013, we signed the third amendment to the ODG purchase agreement that resulted in:

- the release of $2.0 million of the amount held in escrow for the specific indemnification matter which we received on February 4, 2013; and
- the release to us from the escrow for the specific indemnification matter in the amount of $0.8 million on May 1, 2013 and June 1, 2013, with the remaining $0.4 million to be received on July 1, 2013.

The aforementioned amendments resulted in a net decrease in the loss on sale of ODG of approximately $0.5 million during the fourth quarter of fiscal 2013.

Lastly, the financial results from the sale of Media Services business included a non-cash goodwill impairment charge of $17.0 million that we recorded in the first quarter of fiscal 2013. The financial results from the Media Services segment are included as discontinued operations in our consolidated statements of operations and comprehensive income (loss).

The following table details selected financial information for our former Broadcast Servers and Storage and Media Services business units (amounts in thousands):

	For the Fiscal Year Ended January 31, 2013			For the Fiscal Year Ended January 31, 2012			For the Fiscal Year Ended January 31, 2011		
	Servers and Storage	Media Services	Total Discontinued Operations	Servers and Storage	Media Services	Total Discontinued Operations	Servers and Storage	Media Services	Total Discontinued Operations
Revenues:									
Products	$ 1,031	$ —	$ 1,031	$ 6,159	$ —	$ 6,159	$ 9,524	$ —	$ 9,524
Services	835	9,315	10,150	5,720	32,913	38,633	5,516	28,032	33,548
Total revenues	$ 1,866	$9,315	$11,181	$11,879	$32,913	$44,792	$15,040	$28,032	$43,072
(Loss) income from discontinued operations:									
(Loss) income from discontinued operations, before tax	$(1,854)	$ (194)	$(2,048)	$(2,400)	$ 2,109	$ (291)	$(2,115)	$ 984	$(1,131)
Income tax provision (benefit)	84	(13)	71	100	312	412	100	(210)	(110)
Income in investment in affiliates	—	(174)	(174)	—	92	92	—	(82)	(82)
(Loss) income from discontinued operations, after tax	$(1,938)	$ (355)	$(2,293)	$(2,500)	$ 1,889	$ (611)	$(2,215)	$ 1,112	$(1,103)

3. Discontinued Operations – (continued)

The major classes of assets and liabilities related to discontinued operations are as follows at January 31, 2012:

	January 31, 2012		
	Servers and Storage	Media Services	Total Discontinued Operations
	(Amounts in thousands)		
Assets			
Current assets:			
Accounts receivable	$ —	$ 8,371	$ 8,371
Inventories, net	2,940	—	2,940
Prepaid expenses and other current assets	170	2,725	2,895
Total current assets related to discontinued operations	$3,110	$11,096	$14,206
Non current assets:			
Goodwill	594	19,226	$19,820
Intangibles	—	1,329	1,329
Property and equipment, net	1,653	10,404	12,057
Deferred tax assets, long-term	—	343	343
Other assets	108	—	108
Total non-current assets related to discontinued operations	$2,355	$31,302	$33,657
Liabilities			
Current liabilities:			
Accounts payable	$ —	$ 1,148	$ 1,148
Accrued expenses	—	6,140	6,140
Deferred revenues	2,779	738	3,517
Total current liabilities related to discontinued operations	$2,779	$ 8,026	$10,805
Non-current liabilities:			
Deferred tax liabilities, long-term	—	214	214
Other non-current liabilities	—	525	525
Total non-current liabilities related to discontinued operations	$ —	$ 739	$ 739

4. Investments in Marketable Securities

Fair Value Measurements of Assets and Liabilities

The following tables set forth our financial assets and liabilities that were accounted for at fair value on a recurring basis as of January 31, 2013 and January 31, 2012:

	January 31, 2013	Fair Value at January 31, 2013 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Amounts in thousands)		
Financial assets:				
Cash	$104,109	$104,109	—	—
Money market accounts[(a)]	2,612	2,612	—	—
Available for sale marketable securities:				
Current marketable securities:				
U.S. government agency issues	6,104	6,104	—	—
Non-current marketable securities:				
U.S. government agency issues	7,169	7,169	—	—
Total	$119,994	$119,994	$—	$ —
Other liabilities:				
Acquisition-related consideration[(b)]	$ 5,656	$ —	$—	$5,656

	January 31, 2012	Fair Value at January 31, 2012 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Amounts in thousands)		
Financial assets:				
Cash	$74,226	$74,226	—	—
Money market accounts[(a)]	6,359	6,359	—	—
Available for sale marketable securities:				
Current marketable securities:				
U.S. government agency issues	7,855	7,855	—	—
Non-current marketable securities:				
U.S. government agency issues	4,140	4,140	—	—
Total	$92,580	$92,580	$—	$ —
Other liabilities:				
Acquisition-related consideration[(b)]	$12,255	$ —	$—	$12,255

4. Investments in Marketable Securities – (continued)

(a) Money market funds and U.S. government agency securities, included in cash and cash equivalents on the accompanying consolidated balance sheet, are valued at quoted market prices for identical instruments in active markets.

(b) The fair value of our contingent consideration arrangement is determined based on our evaluation as to the probability and amount of any earn-out that will be achieved based on expected future performance by the acquired entity, as well as the fair value of fixed purchase price.

The following table sets forth a reconciliation of liabilities measured at fair value on a recurring basis with the use of significant unobservable inputs (Level 3) for the fiscal year ended January 31, 2013 (amounts in thousands):

	Level 3 Accrued Contingent Consideration
Ending balance January 31, 2012	$12,255
Additional contingent earnout	2,222
Contingency payments	(8,453)
Change in fair value	194
Translation adjustment	(562)
Ending balance January 31, 2013	$ 5,656

Available-for-Sale Securities

We rely on mark to market valuations to record the fair value of our available for sale security assets which are measured under a Level 1 input. These assets are publicly-traded equity securities for which market prices are readily observable and recorded. At January 31, 2013 and 2012, we had $6.1 million and $7.9 million, respectively, in short-term marketable securities and $7.2 million and $4.1 million, respectively, in long-term marketable securities.

We determine the appropriate classification of debt securities at the time of purchase and reevaluate such designation as of each balance sheet date. Our investment portfolio consists of money market funds, corporate debt investments, asset-backed securities, government-sponsored enterprises, and state and municipal obligations. All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. Our marketable securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of tax, reported in stockholders' equity as a component of accumulated other comprehensive income or loss. The amortization of premiums and accretions of discounts to maturity are computed under the effective interest method and is included in interest income. Interest on securities is recorded as earned and is also included in interest income. Any realized gains or losses would be shown in the accompanying consolidated statements of operations and comprehensive income (loss) in other expense, net.

4. Investments in Marketable Securities – (continued)

The following is a summary of available-for-sale securities, including the cost basis, aggregate fair value and gross unrealized gains and losses, for cash equivalents, short-and long-term marketable securities portfolio as of January 31, 2013 and 2012:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(Amounts in thousands)		
January 31, 2013:				
Cash	$104,109	$—	$—	$104,109
Cash equivalents	2,612	—	—	2,612
Cash and cash equivalents	106,721	—	—	106,721
U.S, government agency issues	6,043	61	—	6,104
Corporate debt securities	—	—		—
Marketable securities – short-term	6,043	61	—	6,104
U.S. government agency issues	7,147	22	—	7,169
Corporate debt securities	—	—	—	—
Marketable securities – long-term	7,147	22	—	7,169
Total cash equivalents and marketable securities	$119,911	$83	$—	$119,994
January 31, 2012:				
Cash	$ 74,226	$—	$—	$ 74,226
Cash equivalents	6,359	—	—	6,359
Cash and cash equivalents	80,585	—	—	80,585
U.S. government agency issues	6,781	68	—	6,849
Corporate debt securities	1,000	6		1,006
Marketable securities – short-term	7,781	74	—	7,855
U.S. government agency issues	4,126	14	—	4,140
Corporate debt securities	—	—	—	—
Marketable securities – long-term	4,126	14	—	4,140
Total cash equivalents and marketable securities	$ 92,492	$88	$—	$ 92,580

During fiscal 2013, 2012 and 2011, available-for-sale securities were sold for total proceeds of $0, $0, and $0.5 million, respectively. The gross realized gains and losses for fiscal years 2013, 2012 and 2011 were immaterial. For purposes of determining gross realized gains and losses, the cost of securities sold is based on specific identification.

Contractual maturities of available-for-sale debt securities at January 31, 2013 are as follows (amounts in thousands):

	Estimated Fair Value
Maturity of one year or less	$ 6,104
Maturity between one and five years	7,169
Total	$13,273

4. Investments in Marketable Securities – (continued)

We concluded that there were no other than temporary declines in investments recorded as of January 31, 2013, 2012 and 2011. The unrealized holding losses, net of tax, on available-for-sale securities in the amount of approximately $6,000, $0.1 million and $0.1 million for the years ended January 31, 2013, 2012 and 2011, respectively, have been included in stockholders' equity as a component of accumulated other comprehensive loss.

Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents consist primarily of highly liquid investments in money market mutual funds, government sponsored enterprise obligations, treasury bills, commercial paper and other money market securities with remaining maturities at date of purchase of 90 days or less. The fair value of cash (including restricted cash), cash equivalents and marketable securities at January 31, 2013 and 2012 was $120.9 million and $93.8 million, respectively, and approximated fair value.

Restricted Cash

Pursuant to certain lease agreements, share purchase agreements and agreements with financial institutions, we are required to maintain cash reserves, classified as restricted cash. Current restricted cash totaled $0.9 million and $1.2 million at January 31, 2013 and 2012, respectively.

Acquisition-Related Consideration

We determined the fair value of the acquisition-related consideration in connection with the acquisition of eventIS in September 2009 using a probability-weighted discounted cash flow model. This fair value measurement is based on significant inputs not observed in the market and thus represents a Level 3 measurement. Any change in the fair value of the acquisition-related consideration for the deferred fixed purchase price and earn-out payments subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the performance goals, will be recognized in earnings in the period the estimated fair value changes. The fair value of the acquisition-related consideration to be distributed directly to the eventIS, VividLogic and Flashlight selling shareholders is $5.7 million as of January 31, 2013.

5. Consolidated Balance Sheet Detail

Inventory consists primarily of hardware and related component parts and is stated at the lower of cost (on a first-in, first-out basis) or market. Inventories consist of the following:

	January 31,	
	2013	2012
	(Amounts in thousands)	
Components and assemblies	$4,162	$ 6,402
Finished products	3,210	3,816
Total inventories	$7,372	$10,218

5. Consolidated Balance Sheet Detail – (continued)

Property and equipment, net consists of the following:

	Estimated Useful Life (Years)	January 31, 2013	January 31, 2012
		(Amounts in thousands)	
Land		$ 2,780	$ 2,780
Buildings	20	11,426	11,426
Office furniture and equipment	5	3,379	3,153
Computer equipment, software and demonstration equipment	3	45,787	48,507
Deployed assets	2 – 7	3,280	3,280
Service and spare components	5	8,368	9,003
Leasehold improvements	1 – 7	1,661	2,644
Automobiles and trucks	5	211	211
Assets not yet placed in service		1,363	366
		78,255	81,370
Less – Accumulated depreciation and amortization		(58,493)	(61,208)
Total property and equipment, net		$ 19,762	$ 20,162

Depreciation and amortization expense of fixed assets was $4.7 million, $5.4 million and $6.2 million for the years ended January 31, 2013, 2012 and 2011, respectively.

Other accrued expenses consist of the following:

	January 31, 2013	January 31, 2012
	(Amounts in thousands)	
Accrued compensation and commissions	$ 4,136	$ 5,514
Acquisition-related consideration	5,656	3,793
Employee benefits	1,210	852
Accrued other	5,171	3,186
Total other accrued expenses	$16,173	$13,345

6. Investments in Affiliates

We periodically review indicators of the fair value of our investments in affiliate companies in order to assess whether available facts or circumstances, both internally and externally, may suggest an other than temporary decline in the fair value of the investment. There were no indications of other than temporary declines in the fair value of investments in affiliates as of January 31, 2013 and 2012, respectively. Our investments in affiliates under the cost method of accounting are as follows:

	January 31, 2013	January 31, 2012
	(Amounts in thousands)	
Minerva	1,000	1,000
Visible World	551	551
Other investments	1,400	1,462
Total investments in affiliates	$2,951	$3,013

Minerva Networks, Inc. As of January 31, 2013, we owned 1,333,334 shares of preferred stock representing 2.9% of the total capital stock of Minerva Networks, Inc. ("Minerva"), a California based company

6. Investments in Affiliates – (continued)

specializing in software products for the telecommunications and television markets. The preferred shares are convertible to 1,333,334 shares of common stock under certain conditions as defined in the Stock Purchase Agreement. We account for this investment under the cost method of accounting.

Visible World. We own less than 5% of the common and preferred stock of Visible World and we account for this investment under the cost method of accounting. For fiscal years 2012 and 2011, we recognized revenues of approximately $11,000 and $0.5 million respectively, from Visible World. We did not recognize any revenue from Visible World in fiscal 2013.

Casa Systems, Inc. On April 26, 2010, we sold our entire equity investment in Casa Systems, Inc., a Massachusetts based company that specializes in VOD products for the telecommunications and television markets, for $34.1 million realizing a pre-tax profit of $25.2 million, which is recorded in gain on sale of investment in affiliates on our consolidated statements of operations and comprehensive income (loss) for fiscal 2011.

InSite One. In the fourth quarter of fiscal 2011, we sold our entire equity investment in InSite One for $4.6 million in cash realizing a pre-tax profit of $1.9 million, which is recorded in gain on sale of investment in affiliates on our consolidated statements of operations and comprehensive income (loss) for fiscal 2011. In fiscal 2013, we recorded an additional $0.9 million gain on sale of Insite One, as we received additional funds that were previously held in escrow by the buyers of Insite One.

7. Acquisitions

Flashlight Engineering and Consulting, LLC

On June 19, 2012, we completed the acquisition of all the assets and intellectual property, including customer contracts and non-compete agreements, from Flashlight for $0.3 million in cash. As a result of achieving certain of the performance metrics during fiscal 2013, an earn-out of $0.2 million was achieved and accrued in fiscal 2013. We anticipate making this payment in the first quarter of fiscal 2014.

eventIS Group B.V.

On September 1, 2009, we acquired the entire share capital of eventIS which is based in Eindhoven, the Netherlands, and provides VOD and linear broadcast software and related services to cable television and telecommunications companies primarily in Europe. The results of eventIS's operations have been included in the consolidated financial statements since the acquisition date. We acquired eventIS to expand our VOD solutions into the European market.

Fair Value of Consideration Transferred

Under the terms of the definitive agreement with eventIS, we paid $36.6 million upon the closing of the transaction on September 1, 2009. In addition, we were obligated to pay €1.2 million (approximately $1.6 million) in cash to the former eventIS shareholders on each of the first three anniversary dates following the acquisition. We were also obligated on each of the aforementioned anniversary dates to issue shares of restricted stock equating to €0.8 million (approximately $1.1 million) annually to the former eventIS shareholders. The purchase price also included a performance-based component principally related to the achievement of certain annual revenue targets for eventIS and SeaChange products and services. The revenue performance metrics cover the three year period ending January 31, 2013 with payment upon achievement of these metrics occurring annually. We have made cash payments to date to the holding company of approximately $44 million and issued approximately 304,000 restricted common shares. On September 1, 2012, we amended the eventIS share purchase agreement with the holding company and as a result, we will accelerate approximately 102,000 restricted shares on September 1, 2013. The amendment did not change the total amount of payments payable under the purchase agreement. We estimate earn-out payments will be made in the first half of fiscal 2014 for amounts earned based on the respective earn-out criteria.

7. Acquisitions – (continued)

VividLogic, Inc.

On February 1, 2010, we completed our acquisition of VividLogic, Inc. ("VividLogic"). VividLogic, based in Fremont, California provides in-home infrastructure software for high definition televisions, in-home gateway, and set-top boxes to cable television service providers, set-top box manufacturers and consumer electronics ("CE") suppliers. We acquired VividLogic to expand our in-home solutions. The results of VividLogic's operations have been included in the consolidated financial statements since the acquisition date.

Fair Value of Consideration Transferred

As of January 31, 2013, we have made cash payments totaling approximately $26 million to the former shareholders of VividLogic. Under the share purchase agreement with the former shareholders of VividLogic, we were obligated to make a fixed payment of $1.0 million on February 1, 2013 which was paid on February 4, 2013. Additional earn-out payments in the amount of $2.0 million were earned for the year ending January 31, 2013 based on qualifying product revenue. We have recorded as a liability in our consolidated balance sheet as of January 31, 2013 for this earn out payment, which we expect to pay in the first half of fiscal 2014.

8. Goodwill and Intangible Assets

At January 31, 2013 and 2012, we had goodwill of $45.1 million and $44.4 million, respectively. The change in the carrying amount of goodwill for the years ended January 31, 2013 and 2012 are as follows:

	Software	Media Services	Total
Balance at January 31, 2011	$45,257	$ 19,422	$ 64,679
Cumulative translation adjustment	(842)	(197)	(1,039)
Balance at January 31, 2012	44,415	19,225	63,640
Acquisition of goodwill – Flashlight	10		10
Goodwill related to discontinued operations	—	(19,225)	(19,225)
Cumulative translation adjustment	678	—	678
Balance at January 31, 2013	$45,103	$ —	$ 45,103

The goodwill balance excludes $0.6 million of goodwill assigned, based on a relative fair value calculation, to the divestiture of the Broadcast Servers and Storage business unit and is included in non-current assets related to discontinued operations in the consolidated balance sheets.

We perform our annual impairment test of goodwill annually on August 1st and have determined that the fair value of our goodwill balance exceeded its carrying value. Accordingly, since no impairment indicator existed as of August 1, 2012 and the fair value of the goodwill exceeded the carrying value, we determined that goodwill was appropriately stated as of August 1, 2012 and no impairment charge was necessary. For more information on the goodwill impairment test see *"MD&A — Critical Accounting Policies and Significant Judgments and Estimates,"* located in Part II, Item 7., of this Form 10-K.

At January 31, 2013 and 2012, the balances in net intangible assets of $17.5 million and $22.4 million, respectively, consist of patents, customer contracts, non-compete agreements, completed technology and trademarks.

8. Goodwill and Intangible Assets – (continued)

Intangible assets, net, consisted of the following:

		January 31, 2013			January 31, 2012		
	Weighted average remaining life (Years)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(Amounts in thousands)					
Finite-lived intangible assets:							
Customer contracts	6.1	$32,568	$(18,756)	$13,812	$31,758	$(15,726)	$16,032
Non-compete agreements	0.7	2,769	(2,375)	394	2,673	(1,869)	804
Completed technology	5.2	11,448	(8,437)	3,011	11,259	(6,048)	5,211
Trademarks and other	0.8	1,726	(1,629)	97	1,715	(1,530)	185
Total finite-lived intangible assets		$48,511	$(31,197)	$17,314	$47,405	$(25,173)	$22,232
Infinite-lived intangible assets:							
Trade names	Infinite	200	—	200	200	—	200
Total indefinte-lived intangible assets		$ 200	$ —	$ 200	$ 200	$ —	$ 200
Total intangible assets		$48,711	$(31,197)	$17,514	$47,605	$(25,173)	$22,432

Estimated useful lives and the amortization basis for the intangible assets are as follows:

	Estimated Useful Life and Amortization Basis
Customer contracts	1 – 8 years using economic consumption life basis
Non compete agreements	2 – 3 years economic life of the agreement
Completed technology	4 – 6 years using economic consumption life basis
Trademarks and other	5 years using economic consumption life basis
Trade names	indefinite life

Amortization expense for intangible assets was $6.4 million, $6.3 million and $5.1 million for fiscal 2013, 2012 and 2011, respectively. In fiscal 2013, 2012 and 2011, $2.4 million, $2.5 million, and $2.0 million respectively, were charged to cost of product revenues. In fiscal 2013, 2012 and 2011, $4.0 million, $3.8 million and $3.1 million, respectively, were charged to operating expense. The total amortization expense for each of the next five fiscal years is as follows (amounts in thousands):

For the Fiscal Years Ended January 31,	Estimated Amortization Expense
2014	$ 4,948
2015	4,191
2016	3,339
2017	2,359
2018	1,551
Fiscal 2019 and thereafter	926
Total Future Amortization	$17,314

Actual amounts may change from such estimated amounts due to fluctuations in foreign currency exchange rates, additional intangible asset acquisitions, potential impairment, accelerated amortization, or other events.

9. Severance and Other Restructuring Costs

During fiscal 2013, we continued to take actions to lower our cost structure as we strive to improve our financial performance and incurred restructuring charges totaling $3.1 million. These charges included severance costs of $1.9 million and other restructuring costs of $1.2 million. Severance costs were primarily a result of a reduction of the finance and manufacturing departments and the termination of two senior executives during fiscal 2013. The other restructuring costs included:

- $0.8 million for the write off of leasehold improvements for the reduction of space and certain fixed assets in our leased facility in the Philippines;
- $0.2 million for a sign-on bonus, relocation expenses and recruitment fees relating to the hiring and appointment of a permanent Chief Executive Officer on May 1, 2012; and
- $0.2 million reduction in the carrying value of our facility in New Hampshire in the third quarter of fiscal 2013.

With the divestiture of our Broadcast Servers and Storage business, we determined we would no longer utilize our facility in New Hampshire as an active operation and have placed the building on the market for sale. We originally placed it on the market for $0.7 million. To be more competitive in the real estate market in which the property is located, we reduced the selling price to $0.5 million in the third quarter of fiscal 2013.

During fiscal 2012, we incurred restructuring charges totaling $3.6 million including severance costs of $2.5 million for the termination of 33 employees, including the departure of the President and the retirement of the Chief Executive Officer and a $1.1 million restructuring charge for the disposal of fixed assets relating to the New Hampshire facility discussed above.

The following table shows the change in balances of our severance liability for the fiscal year ended January 31, 2013. These amounts are reported as a component of accrued liabilities on the consolidated balance sheets as of January 31, 2013 (amounts in thousands):

Accrual balance as of January 31, 2012	$ 2,225
Severance charges accrued	1,884
Severance costs paid	(3,779)
Accrual balance as of January 31, 2013	$ 330

10. Commitments and Contingencies

ARRIS Litigation

On July 31, 2009, ARRIS filed a contempt motion in the U.S. District Court for the District of Delaware ("the Court") against SeaChange International relating to U.S. Patent No 5,805,804 (the "'804 patent"), a patent in which ARRIS has an ownership interest. On August 3, 2009, SeaChange filed a complaint seeking a declaratory judgment from the Court that its products do not infringe the '804 patent and asserting certain equitable defenses. On June 4, 2010, the Court entered an Order staying the declaratory judgment action pending resolution of the contempt proceeding. On September 2, 2011, the Court entered an Order in which it concluded that a contempt proceeding was the appropriate procedure for resolving the parties' dispute and that further factual and legal determinations would be necessary. On March 1, 2012, the Court conducted a hearing on the contempt motion at which the parties submitted additional information. On October 9, 2012, the Court rejected ARRIS's contempt allegations, concluding that the record did not contain clear and convincing evidence to support a contempt finding that SeaChange's modified ITV system infringes the ARRIS patent. The Court denied ARRIS motion of contempt. ARRIS filed a Notice of Appeal on November 8, 2012. ARRIS and SeaChange have submitted their briefs to the Court of Appeals for the Federal circuit, though no date has been set yet for oral argument. The District Court has continued the stay of SeaChange's case seeking a declaratory judgment pending resolution of ARRIS's appeal.

10. Commitments and Contingencies – (continued)

Revolving Line of Credit/Demand Note Payable

Our $20.0 million revolving line of credit with RBS Citizens expired on October 31, 2012. On November 28, 2012, we entered into a letter agreement with JP Morgan for a demand discretionary line of credit and a Demand Promissory Note in the aggregate amount of $20.0 million (the "Line of Credit"). Borrowings under the Line of Credit will be used to finance working capital needs and for general corporate purposes. The Line of Credit expires on November 27, 2013. We currently do not have any borrowings nor do we have any financial covenants under this line.

We are occasionally required to post customer performance bonds, issued by a financial institution, to secure certain sales contracts. Customer performance bonds generally authorize the financial institution to make a payment to the beneficiary upon the satisfaction of a certain event or the failure to satisfy an obligation. The customer performance bonds are generally posted for one-year terms and are usually automatically renewed upon maturity until such time as we have satisfied the commitment secured by the customer performance bond. We are obligated to reimburse the issuer only if the beneficiary collects on the customer performance bonds. We currently have a customer performance bond outstanding totaling $0.9 million which was previously secured under the RBS Citizens line of credit. This performance bond will be transferred under the recently signed demand line of credit with JP Morgan, but as an interim procedure until the performance bond is transferred, we signed a Pledge and Security Agreement with RBS Citizens which requires us to reimburse RBS Citizens for all amounts paid under the customer performance bond. As such, we are holding $0.9 million in restricted cash with RBS Citizens on our consolidated balance sheet as of January 31, 2013 to cover this outstanding customer performance bond until this performance bond is transferred under the JP Morgan demand line.

Operating Leases

We lease certain of our operating facilities, automobiles and office equipment under non-cancelable operating leases, which expire at various dates through 2017. Leases for our facilities typically contain standard commercial lease provisions, including renewal options and rent escalation clauses. Rental expense under operating leases was $2.7 million, $2.6 million and $3.1 million for fiscal 2013, 2012 and 2011, respectively. Future commitments under minimum lease payments as of January 31, 2012 are as follows (amounts in thousands):

For the Fiscal Years Ended January 31,	Operating Leases
2014	$1,980
2015	1,274
2016	1,055
2017	680
2018	—
2019 and thereafter	—
Minimum operating lease payments	$4,989

We have non-cancelable purchase commitments for our inventories of approximately $2.7 million at January 31, 2013.

Indemnification and Warranties

We enter into agreements in the ordinary course of business with customers, resellers, distributors, integrators and suppliers. Most of these agreements require us to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to our products. From time to time, we also indemnify customers and business partners for damages, losses and liabilities they may suffer or incur relating to personal injury, personal property damage, product liability, and environmental claims relating to the use of our products and services or resulting from the acts or omissions of us, our employees,

10. Commitments and Contingencies – (continued)

authorized agents or subcontractors. For example, SeaChange has received requests from several of its customers for indemnification of patent litigation claims. Management cannot reasonably estimate any potential losses, but these claims could result in material liability for us.

We warrant that our products, including software products, will substantially perform in accordance with their standard published specifications in effect at the time of delivery. In addition, we provide maintenance support to our customers and therefore allocate a portion of the purchase price to the initial warranty period and recognize revenue on a straight-line basis over the warranty period related to both the warranty obligation and the maintenance support agreement. When we receive revenue for extended warranties beyond the standard duration, it is deferred and recognized on a straight-line basis over the contract period. Related costs are expensed as incurred.

In the ordinary course of business, we provide minimum purchase guarantees to certain of our vendors to ensure continuity of supply against the market demand. Although some of these guarantees provide penalties for cancellations and/or modifications to the purchase commitments as the market demand decreases, most of the guarantees do not. Therefore, as the market demand decreases, we re-evaluate the accounting implications of guarantees and determine what charges, if any, should be recorded.

With respect to our agreements covering product, business or entity divestitures and acquisitions, we provide certain representations and warranties and agree to indemnify and hold such purchasers harmless against breaches of such representations, warranties and covenants. With respect to our acquisitions, we may, from time to time, assume the liability for certain events or occurrences that took place prior to the date of acquisition.

We provide such minimum purchase guarantees and indemnification obligations after considering the economics of the transaction and other factors including but not limited to the liquidity and credit risk of the other party in the transaction. We believe that the likelihood is remote that any such arrangement could have a material adverse effect on our financial position, results of operation or liquidity. We record liabilities, as disclosed above, for such guarantees based on our best estimate of probable losses which considers amounts recoverable under any recourse provisions.

11. Stockholders' Equity

Stock Authorization

The Board of Directors is authorized to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each such series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges to be determined by the Board of Directors, including dividend rights, voting rights, redemption rights and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. No preferred stock has been issued as of January 31, 2013.

Stock Repurchase Program

On March 28, 2012, our Board of Directors authorized the repurchase of up to $25.0 million of our common stock, par value $0.01 per share, through a stock repurchase program which expired by its terms on January 31, 2013. Under the program, management was authorized to repurchase shares through Rule 10b5-1 plans, open market purchases, privately negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws, including Rule 10b-18 of the Securities Exchange Act of 1934. Management executed a Rule 10b5-1 plan commencing in September 2012. This share repurchase program did not obligate us to acquire any specific number of shares and could have been suspended or discontinued. All repurchases were expected to be funded from our current cash position. The timing and amount of the shares to be repurchased was based on market conditions and other factors, including price, corporate and regulatory requirements, and alternative investment opportunities. As of January 31, 2013, we repurchased a

11. Stockholders' Equity – (continued)

total of 764,024 shares of our common stock at an average price of $8.12 per share and used a total of $6.2 million of cash, including fees under this plan.

Stock-Based Compensation

We use on a modified prospective basis, the provisions of the authoritative guidance which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, RSUs and, prior to its termination, employee stock purchases related to an Employee Stock Purchase Plan ("ESPP") based on estimated fair values. The fair value of our stock-based options and performance-based RSUs, less expected forfeitures, is amortized over the awards' vesting period on a graded vesting basis, whereas the RSUs and ESPP stock units are amortized on a straight-line basis. We have applied the provisions of authoritative guidance allowing the use of a "simplified" method, in developing an estimate of the expected term of "plain vanilla" share options.

Stock-based compensation includes expense charges for all stock-based awards to employees and directors. Such awards include option grants, RSU awards, and, prior to its termination, shares expected to be purchased under an ESPP. The estimated fair value of our stock-based options and performance-based RSUs, less expected forfeitures, is amortized over the awards' vesting period on a graded vesting basis, whereas the RSUs and ESPP stock units are amortized on a straight-line basis.

The effect of recording stock-based compensation was as follows:

	For the Fiscal Years Ended January 31,		
	2013	2012	2011
	(Amounts in thousands)		
Stock-based compensation expense by type of award:			
Stock options	$1,758	$ 120	$ (60)
Restricted stock units	2,218	1,265	742
Performance-based restricted stock units	125	1,603	1,763
Employee stock purchase plan	—	—	153
Total stock-based compensation	$4,101	$2,988	$2,598

Since additional option grants and RSU awards are expected to be made each year and options and awards vest over several years, the effects of applying authoritative guidance for recording stock-based compensation for the year ended January 31, 2013 are not indicative of future amounts.

Determining Fair Value

Stock Options

We record the fair value of most stock options, including rights granted under the ESPP prior to its termination, using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price, the expected option term, the risk-free interest rate over the option's expected term, the expected annual dividend yield and the expected stock price volatility. The expected option term was determined using the "simplified" method for "plain vanilla" options. The expected stock price volatility was established using a blended volatility, which is an average of the historical volatility of our common stock over a period of time equal to the expected term of the stock option, and the average volatility of our common stock over the most recent one-year and two-year periods.

11. Stockholders' Equity – (continued)

The fair value of stock options granted was estimated at the date of grant using the following assumptions:

	For the Fiscal Years Ended January 31,		
	2013	2012	2011
Expected term (in years)	3 – 7	4 – 5	4 – 5
Expected volatility (range)	49 – 52%	52%	51% – 53%
Weighted average volatility	52%	52%	53%
Risk-free interest rate	0.7 – 1.2%	0.8%	1.5% – 1.6%
Weighted average interest rate	1.2%	0.8%	1.6%
Expected dividend yield	0%	0%	0%

The fair value of ESPP stock granted was estimated at the date of grant using following assumptions:

	For the Fiscal Years Ended January 31,		
	2013	2012	2011
Expected term (in years)	*	*	0.5
Weighted average volatility	*	*	48%
Weighted average interest rate	*	*	0.1%
Expected dividend yield	*	*	0%

* The ESPP plan was cancelled in fiscal 2011.

Market-Based Options

When market-based vesting is used on stock options ("Market Condition Options") we use the Monte Carlo simulation model. The model simulates daily trading prices of the Market Condition Options' expected term to determine if vesting conditions would be triggered during that term.

Stock Option Plans

2011 Compensation and Incentive Plan.

On July 20, 2011 our stockholders approved the adoption of our 2011 Compensation and Incentive Plan (the "2011 Plan"). Under the 2011 Plan the number of shares of common stock that may be delivered in satisfaction of awards granted under the 2011 Plan is equal to 2,800,000 shares plus the number of expired, terminated, surrendered or forfeited awards under the Amended and Restated 2005 Equity Compensation and Incentive Plan (the" 2005 Plan") subsequent to July 20, 2011. Upon approval of the 2011 Plan, the 2005 Plan was terminated. The 2011 Plan provides for the grant of incentive stock options, nonqualified stock options, stock options with market-based vesting, restricted stock, RSUs, and other equity based non-stock option awards as determined by the plan administrator for the purchase of up to an aggregate of 2,800,000 shares of our common stock by officers, employees, consultants and directors of the Company. We may satisfy awards upon the exercise of stock options or vesting of RSUs with newly issued shares or treasury shares. The Board of Directors is responsible for the administration of the 2011 Plan and determining the term of each award, award exercise price, the number of shares for which each award is granted and the rate at which each award vests. As of January 31, 2013, there were 857,515 shares available for future grant.

On May 1, 2012, we granted to the Chief Executive Officer 875,000 Market Condition Options to purchase common stock at an exercise price equal to the last reported sale price of the common stock as of the date of grant. The options have a term of ten years from the date of grant and the number of stock options that vest is variable depending on the closing price of our publicly-traded common stock. These stock options with market vesting conditions were valued using the Monte Carlo pricing model.

Option awards may be granted to employees at an exercise price per share of not less than 100% of the fair market value per common share on the date of the grant. RSUs and other equity-based non-stock option

11. Stockholders' Equity – (continued)

awards may be granted to any officer, employee, director or consultant at a purchase price per share as determined by the Board of Directors. Awards granted under the 2011 Plan generally vest over three years and expire 10 years from the date of the grant.

Amended and Restated 2005 Equity Compensation and Incentive Plan

The 2005 plan was terminated upon the adoption of the 2011 Plan on July 20, 2011. No further awards will be granted under the 2005 Plan. The 2005 Plan provided for the grant of incentive stock options, nonqualified stock options, restricted stock, RSUs, and "other" non-stock option awards as determined by the plan administrator for the purchase of up to an aggregate of 2,800,000 shares of our common stock by officers, employees, consultants and directors of the Company. We may satisfy awards upon the exercise of stock options or vesting of RSUs with either newly issued shares or treasury shares. The Board of Directors is responsible for the administration of the 2005 Plan and determining the term of each award, award exercise price, number of shares for which each award is granted and the rate at which each award is exercisable.

The following table summarizes the stock option activity (excluding RSUs):

	For the Fiscal Years Ended January 31,					
	2013		2012		2011	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of period	2,125,371	$11.83	2,382,174	$12.31	3,934,973	$15.41
Granted	892,500	$ 8.21	250,000	$ 6.74	15,000	$ 8.77
Exercised	(304,550)	$ 7.19	(253,668)	$ 7.04	(309,195)	$ 6.71
Forfeited/expired/cancelled	(795,873)	$13.11	(253,135)	$16.11	(1,258,604)	$23.30
Outstanding at end of period	1,917,448	$10.35	2,125,371	$11.83	2,382,174	$12.31
Options exercisable at end of period	937,444	$12.78	1,878,707	$12.51	2,367,176	$12.33
Weighted average remaining contractual term (in years)		1.86		2.10		1.95

The weighted-average fair valuation at grant date of stock options granted during the years ended January 31, 2013, 2012 and 2011, was $3.78, $2.86, and $3.70, respectively. As of January 31, 2013, the unrecognized stock-based compensation related to the unvested stock options was $2.3 million net of estimated forfeitures. Total unrecognized compensation cost will be adjusted for any future changes in estimated changes in forfeitures. This cost will be recognized over an estimated weighted average amortization period of seventeen months.

The total intrinsic value of options exercised during the years ended January 31, 2013, 2012 and 2011 was $0.5 million, $0.8 million and $0.5 million, respectively, with intrinsic value defined as the difference between the market price on the date of exercise and the grant date price.

The cash received from employees as a result of employee stock option exercises during fiscal years 2013, 2012 and 2011 was $2.2 million, $1.8 million, and $2.1 million, respectively.

11. Stockholders' Equity – (continued)

The following table summarizes information about employee and director stock options outstanding and exercisable as of January 31, 2013:

	Options Outstanding			Options Exercisable	
	Number outstanding	Weighted average remaining contractual terms (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Range of exercise prices					
$6.55 to $6.55	500	0.51	$ 6.55	500	$ 6.55
$6.74 to $6.74	250,000	5.96	$ 6.74	149,995	$ 6.74
$6.78 to $10.33	992,405	1.30	$ 8.32	112,405	$ 9.09
$10.45 to $10.56	61,086	0.41	$10.76	61,086	$10.76
$12.21 to $12.21	117,813	1.25	$12.21	117,813	$12.21
$12.95 to $14.47	113,563	1.49	$14.36	113,563	$14.36
$14.56 to $15.52	23,000	0.91	$14.64	23,000	$14.64
$15.59 to $15.59	118,707	0.73	$15.59	118,707	$15.59
$15.62 to $16.56	106,088	1.07	$15.69	106,088	$15.69
$17.26 to $19.98	134,287	1.64	$17.62	134,287	$17.62
	1,917,449	1.86	$10.37	937,444	$12.78

Restricted Stock Units

Pursuant to the 2011 Plan, we may grant RSUs that entitle the recipient to acquire shares of our common stock. Awards of RSUs generally vest in equal increments on each of the first three anniversaries of the grant of the award. Stock-based compensation expense associated with the RSUs is charged for the market value of our stock on the date of grant, assuming nominal forfeitures, and is amortized over the awards' vesting period on a straight-line basis for awards with only a service condition and graded vesting basis for awards that include both a performance and service condition. For fiscal 2013, 90,673 RSUs were earned by our executive officers under the Company's fiscal 2013 performance-based plan.

The following table summarizes the RSU activity:

	For the Fiscal Years Ended January 31,					
	2013		2012		2011	
	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value
Nonvested at beginning of period	721,365	$10.46	363,078	$ 8.00	572,489	$7.94
Awarded	375,317	$ 8.62	855,143	$10.10	223,020	$8.12
Vested	(348,346)	$ 8.73	(381,955)	$ 7.53	(353,542)	$8.15
Forfeited/expired/cancelled	(195,356)	$ 9.87	(114,901)	$ 9.73	(78,889)	$7.20
Nonvested at end of period	552,980	$10.51	721,365	$10.46	363,078	$8.00

As of January 31, 2013 the unrecognized stock-based compensation related to the unvested RSUs was $3.9 million. This cost will be recognized over an estimated weighted average amortization period of 2.1 years. Due to the retirement of our former Chief Executive Officer on December 8, 2011, his unvested RSUs were accounted for as a modification to the terms and conditions. This modification resulted in the cancellation of unvested restricted awards with a grant date value of $1.9 million and recognition of stock compensation expense of $1.3 million.

11. Stockholders' Equity – (continued)

Employee Stock Purchase Plan

In September 1996, our Board of Directors adopted and the stockholders approved an ESPP, effective January 1, 1997 as amended July 16, 2008, which provided for the issuance of a maximum of 2,200,000 shares of common stock to participating employees who meet eligibility requirements. The Plan was terminated on May 31, 2010. The purchase price of the stock was 85% of the lesser of the average market price of the common stock on the first or last business day of each six-month plan period. During fiscal 2011, the number of shares of common stock issued under the ESPP was 135,632 and the cash received from employees as a result of the ESPP was $0.7 million.

12. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following:

	January 31,	
	2013	2012
	(Amounts in thousands)	
Foreign currency translation adjustments	$(1,857)	$(9,811)
Unrealized loss on marketable securities	31	37
Accumulated other comprehensive loss	$(1,826)	$(9,774)

Unrealized holding losses on securities available for sale are approximately $6,000 and $0.1 million as of January 31, 2013 and 2012, respectively.

Comprehensive (loss) income consists of net (loss) income and other comprehensive loss, which includes foreign currency translation adjustments and changes in unrealized gains and losses on marketable securities. For purposes of comprehensive income disclosures, we do not record tax expense or benefits for the net changes in the foreign currency translation adjustments, as we intend to permanently reinvest all undistributed earnings of our foreign subsidiaries.

13. Segment Information, Significant Customers and Geographic Information

Segment Information

Operating segments are defined as components of an enterprise evaluated regularly by the Company's senior management in deciding how to allocate resources and assess performance. Following the divestiture of the Broadcast Servers and Storage and Media Services product lines completed in the second quarter of fiscal 2013, the remaining Software and Streaming businesses were organized into one business reporting segment. The reportable segment was determined based upon the nature of the products offered to customers, the market characteristics of each operating segment and the Company's management structure.

Our operations are now organized into one reportable segment. This segment includes product revenues from our advertising, back-office (including video streamers) and in-home gateway product solutions, related services such as professional services, installation, training, project management, product maintenance, technical support and software development for those software products.

13. Segment Information, Significant Customers and Geographic Information – (continued)

Significant Customers

The following table summarizes revenues by significant customers where such revenue exceeded 10% of total revenues for the indicated period:

	For Fiscal Years Ended January 31,		
	2013	2012	2011
Customer A	18%	24%	27%
Customer B	12%	11%	11%
Customer C	N/A	N/A	11%

Geographic Information

The following summarizes revenues by customers' geographic locations:

	For the Fiscal Years Ended January 31,					
	2013		2012		2011	
	Amount	%	Amount	%	Amount	%
	(Amounts in thousands, except percentages)					
Revenues by customers' geographic locations:						
North America	$ 94,155	60%	$107,263	65%	$118,814	69%
Europe and Middle East	49,824	32%	47,889	29%	35,176	20%
Latin America	11,777	7%	5,579	3%	10,477	6%
Asia Pacific and other international locations	1,432	1%	4,061	3%	9,188	5%
Total revenues	$157,188		$164,792		$173,655	

Total revenues for the United States for the fiscal years ended January 31, 2013, 2012, and 2011, were $85.3 million, $97.7 million, and $108.6 million, respectively.

The following summarizes long-lived assets by geographic locations:

	January 31,			
	2013		2012	
	Amount	%	Amount	%
	(Amounts in thousands, except percentages)			
Long-lived assets by geographic locations:				
North America	$18,046	78%	$18,325	75%
Europe (excluding UK) and Middle East	3,072	13%	2,212	9%
Asia Pacific and other international locations	2,190	9%	4,153	16%
Total long-lived assets by geographic location	$23,308		$24,690	

14. Income Taxes

The components of (loss) income for continuing operations before income taxes are as follows:

	For the Fiscal Years Ended January 31,		
	2013	2012	2011
	(Amounts in thousands)		
Domestic	$(13,852)	$(13,610)	$20,769
Foreign	11,133	11,946	7,408
	$ (2,719)	$ (1,664)	$28,177

The components of the income tax benefit (provisions) from continuing operations are as follows:

	For the Fiscal Years Ended January 31,		
	2013	2012	2011
	(Amounts in thousands)		
Current:			
Federal	$ —	$(3,428)	$ 2,546
State	231	667	188
Foreign	(1,305)	1,177	1,111
Total	(1,074)	(1,584)	3,845
Deferred:			
Federal	—	3,183	(4,677)
State	(348)	348	(135)
Foreign	(133)	(66)	(1,260)
Total	(481)	3,465	(6,072)
(Benefit from) provision for income taxes	$(1,555)	$ 1,881	$(2,227)

The income tax benefit (provision) for continuing operations computed using the federal statutory income tax rate differs from our effective tax rate primarily due to the following:

	For the Fiscal Years Ended January 31,		
	2013	2012	2011
	(Amounts in thousands)		
Statutory U.S. federal tax rate	$ (952)	$ (582)	$ 9,862
State taxes, net of federal tax benefit	81	660	51
Losses not benefitted	(1,068)	4,048	(8,559)
Non-deductible stock compensation expense	142	(68)	(79)
Other	858	957	(580)
Research and development tax credits	—	(291)	(117)
Innovation box	(779)		
Foreign tax rate differential	163	(2,843)	(2,805)
	$(1,555)	$ 1,881	$(2,227)

Our effective tax rate was 57%, (113%), and (8%) for the fiscal years ended January 31, 2013, 2012 and 2011, respectively. The income tax benefit for fiscal 2013 was primarily due to $1.2 million resulting from the expiration of the statute of limitations for uncertain tax positions in our foreign jurisdictions and $0.8 million tax benefit in the Netherlands from the Innovation Box.

14. Income Taxes – (continued)

The components of deferred income taxes are as follows:

	January 31,	
	2013	2012
	(Amounts in thousands)	
Deferred tax assets:		
Accruals and reserves	$ 1,760	$ 2,104
Deferred revenue	2,894	3,255
Stock-based compensation expense	1,892	1,549
U.S. federal, state and foreign tax credits	5,133	4,951
Loss carryforwards	9,561	2,280
Property and equipment	116	—
Other	—	—
Deferred tax assets	21,356	14,139
Less: Valuation allowance	(19,250)	(10,544)
Net deferred tax assets	2,106	3,595
Deferred tax liabilities:		
Intangible assets	4,336	5,594
Other	77	76
Property and equipment	—	362
Total net deferred tax assets(liabilities)	$ (2,307)	$ (2,437)

At January 31, 2013, we had federal, state and foreign net operating loss carryforwards of $15.4 million, $66.4 million and $4.8 million respectively, which can be used to offset future tax liabilities and expire at various dates beginning in fiscal 2016. Utilization of these net operating loss carryforwards may be limited pursuant to provisions of the respective local jurisdiction. At January 31, 2013, we had a federal capital loss carryforward of $10.6 million. This loss can only be utilized to offset capital gains and it expires in fiscal 2018. At January 31, 2013, we had federal and state research and development credit carryforwards of $7.4 million and $1.5 million respectively, and state investment tax credit carryforwards of $0.2 million. The federal credit carryforwards will expire at various dates beginning in fiscal 2020, if not utilized. Certain state credit carryforwards will expire at various dates beginning in fiscal 2014, while certain other credit carryforwards may be carried forward indefinitely. Utilization of these credit carryforwards may be limited pursuant to provisions of the respective local jurisdiction. We also have alternative minimum tax credit carryforwards of $0.6 million which are available to reduce future federal regular income taxes over an indefinite period. We have foreign tax credit carryforwards of $0.4 million which are available to reduce future federal regular income taxes.

We review quarterly the adequacy of the valuation allowance for deferred tax assets. We have evaluated the positive and negative evidence bearing upon the realizability of our deferred tax assets and have established a valuation allowance of approximately $19.3 million for such assets, which are comprised principally of net operating loss carryforwards, research and development credits, deferred revenue, inventory and stock-based compensation. If we generate pre-tax income in the future, some portion or all of the valuation allowance could be reversed and a corresponding increase in net income would be reported in future periods. The valuation allowance increased $7.0 million from $12.3 million at January 31, 2012.

At January 31, 2013, we have indefinitely reinvested $69.0 million of the cumulative undistributed earnings of certain foreign subsidiaries. Approximately $58 million of such earnings would be subject to U.S. taxes if repatriated to the United States. Through January 31, 2013, we have not provided deferred income taxes on the undistributed earnings of our foreign subsidiaries because such earnings are considered to be indefinitely reinvested outside the United States. Non-U.S. income taxes are, however, provided on those foreign subsidiaries' undistributed earnings with the exception of ZQ Interactive, LTD based in the British Virgin

14. Income Taxes – (continued)

Islands. Determination of the potential deferred income tax liability on these undistributed earnings is not practicable because such liability, if any, is dependent on circumstances existing if, and when, remittance occurs.

For the fiscal year ended January 31, 2013, we recognized an additional tax expense for unrecognized tax benefits of $3.6 million. None of the amounts included in the balance of unrecognized tax benefits at January 31, 2013 of $9.4 million are related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. We recognize accrued interest and penalties related to uncertain tax positions in income tax expense. A reconciliation of the beginning and ending balance of the total amounts of gross unrecognized tax benefits, excluding interest of $0.3 million is as follows:

	For the Fiscal Years Ended January 31,	
	2013	2012
	(Amounts in thousands)	
Balance of gross unrecognized tax benefits, beginning of period	$6,464	$7,283
Gross amounts of increases in unrecognized tax benefits as a result of tax positions taken in the current period	3,616	431
Decrease due to expiration of statute of limitation	(737)	(319)
Decrease due to settlement	—	(876)
Effect of currency translation	21	(55)
Balance of gross unrecognized tax benefits, end of period	$9,364	$6,464

We file income tax returns in U.S. federal jurisdiction, various state jurisdictions, and various foreign jurisdictions. We are no longer subject to U.S. federal examinations before 2009. However, the taxing authorities still have the ability to review the propriety of certain tax attributes created in closed years if such tax attributes are utilized in an open tax year, such as our federal research and development credit carryovers.

15. Employee Benefit Plan

We sponsor a 401(k) retirement savings plan (the "Plan"). Participation in the Plan is available to full-time employees who meet eligibility requirements. Eligible employees may contribute up to 90% of their annual salary, subject to certain limitations. We matched contributions up to 50% of the first 6% of compensation. During fiscal 2013, 2012 and 2011, we contributed $1.7 million, $1.1 million and $1.3 million, respectively. We also contribute to various retirement plans in its international subsidiaries, of which the amounts will vary, according to the local plans specific to each foreign location.

16. Related Party

On September 1, 2009, we completed the acquisition of eventIS from a holding company in which Erwin van Dommelen, who was employed by us from March 2010 to September 2012, had a 32% interest in the holding company. Under the terms of the definitive agreement, we paid $36.6 million upon the closing of the transaction on September 1, 2009. For more information on this transaction see Note 7., *"Acquisitions,"* above.

On April, 5, 2012, we purchased 63,000 shares from our former CEO, William Styslinger, III. The consideration for these shares totaled $0.5 million at the then current market price of $8.00 per share. In addition, in connection with his retirement, Mr. Styslinger and SeaChange entered into a separation agreement, dated as of November 29, 2011. Under the terms of the separation agreement, we agreed to pay Mr. Styslinger $1.0 million in twelve equal monthly installments on SeaChange's regular payroll schedule. As of January 31, 2013, we have fulfilled our obligation to Mr. Styslinger.

17. Quarterly Results of Operations — Unaudited

The following table sets forth certain unaudited quarterly results of operations for fiscal 2013 and fiscal 2012. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Form 10-K. The quarterly operating results are not necessarily indicative of future results of operations.

	Fiscal Year Ended January 31, 2013			
	Q1	Q2	Q3	Q4
	(Amounts in thousands, except per share data)			
Revenue	$ 36,626	$36,738	$39,249	$44,575
Gross profit	20,153	16,490	19,503	25,776
Operating expenses	21,324	23,295	20,404	20,417
Net (loss) income from continuing operations	(287)	(7,394)	367	6,343
Net (loss) income from discontinued operations[1]	(19,290)	2,100	211	613
Net (loss) income	(19,577)	(5,294)	578	6,956
Net income (loss) per share from continuing operations[2]:				
Basic (loss) income per share	$ (0.01)	$ (0.22)	$ 0.01	$ 0.20
Diluted (loss) income per share	$ (0.01)	$ (0.22)	$ 0.01	$ 0.19
Loss per share from discontinued operations[2]:				
Basic loss per share	$ (0.59)	$ 0.06	$ 0.01	$ 0.02
Diluted loss per share	$ (0.59)	$ 0.06	$ 0.01	$ 0.02
Earnings per share[2]:				
Basic income (loss) per share	$ (0.60)	$ (0.16)	$ 0.02	$ 0.22
Diluted income (loss) per share	$ (0.60)	$ (0.16)	$ 0.02	$ 0.21

	Fiscal Year Ended January 31, 2012			
	Q1	Q2	Q3	Q4
	(Amounts in thousands, except per share data)			
Revenue	$40,169	$38,386	$42,913	$43,324
Gross profit	22,038	22,111	24,308	23,540
Operating expenses	22,809	21,334	23,570	25,954
Net (loss) income from continuing operations	(404)	966	1,108	(5,073)
Net income (loss) from discontinued operations[1]	20	(179)	(700)	248
Net (loss) income	(384)	787	408	(4,825)
Net income (loss) per share from continuing operations[2]:				
Basic income (loss) per share	$ (0.01)	$ 0.03	$ 0.03	$ (0.16)
Diluted income (loss) per share	$ (0.01)	$ 0.03	$ 0.03	$ (0.16)
Loss per share from discontinued operations[2]:				
Basic loss per share	$ 0.00	$ (0.01)	$ (0.02)	$ 0.01
Diluted loss per share	$ 0.00	$ (0.01)	$ (0.02)	$ 0.01
Earnings per share[2]:				
Basic (loss) income per share	$ (0.01)	$ 0.02	$ 0.01	$ (0.15)
Diluted (loss) income per share	$ (0.01)	$ 0.02	$ 0.01	$ (0.15)

17. Quarterly Results of Operations — Unaudited – (continued)

---

(1) In May 2012, we completed the sale of our Broadcast Servers and Storage business and our Media Services business. As a result, both businesses have been reported as discontinued operations in our consolidated financial statements. For all periods presented, our consolidated financial statements have been recast to reflect the presentation of discontinued operations.

(2) The sum of per share data may not agree to annual amounts due to rounding.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

(A) Evaluation of Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Form 10-K. Raghu Rau, our Chief Executive Officer, and Michael D. Bornak, our Chief Financial Officer, participated in this evaluation. Based upon that evaluation, Messrs. Rau and Bornak concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(B) Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment, management concluded that, as of January 31, 2013, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of January 31, 2013 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included immediately below.

To the Board of Directors and Shareholders of SeaChange International, Inc.

We have audited the internal control over financial reporting of SeaChange International, Inc. (a Delaware Corporation) and subsidiaries (the "Company") as of January 31, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended January 31, 2013, and our report dated April 10, 2013 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton LLP

Boston, Massachusetts
April 10, 2013

(C) Changes in Internal Control over Financial Reporting

As a result of the evaluation completed by management, and in which Messrs. Rau and Bornak participated, we have concluded that there were no changes during the fiscal quarter ended January 31, 2013 in our internal control over financial reporting, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Information concerning the our directors is hereby incorporated by reference from the information contained under the heading "Election of Directors" in our definitive proxy statement related to our Annual Meeting of Stockholders to be held on or about July 17, 2013 which will be filed with the Commission within 120 days after the close of the fiscal year (the "Definitive Proxy Statement").

Certain information regarding our executive officers is set forth at the end of Part I of this form 10-K under the heading "Executive Officers." The other information required by this item concerning directors and executive officers of SeaChange is hereby incorporated by reference to the information contained under the headings "Information Concerning Executive Officers", and "Section 16(a) Beneficial Ownership Reporting Compliance", "Availability of Corporate Governance Documents" and "Audit Committee" in our Definitive Proxy Statement.

ITEM 11. Executive Compensation

Information required by this item is incorporated by reference to the information contained under the headings "Compensation Discussion and Analysis" and "Compensation of Directors" in the Definitive Proxy Statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is incorporated by reference to the information contained under the headings "Securities Ownership of Certain Beneficial Owners and Management" and "Compensation Discussion and Analysis" in the Definitive Proxy Statement.

Equity Compensation Plan Information

The following table provides information about the common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of January 31, 2013, including the 2011 Equity Compensation and Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders[1]	1,917,448	$10.35	857,515[2]

(1) Consists of the 2011 Equity Compensation and Incentive Plan and the Amended and Restated 2005 Equity Compensation and Incentive Plan.

(2) As of January 31, 2013, there were 857,515 shares remaining available for issuance under the 2011 Equity Compensation and Incentive Plan.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the information contained under the heading "Certain Relationships and Related Transactions" and "Determination of Director Independence" in the Definitive Proxy Statement.

ITEM 14. Principal Accounting Fees and Services

Information required by this item is incorporated by reference to the information contained under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Definitive Proxy Statement.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

(a)(1) INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following Consolidated Financial Statements of the Registrant are included in Part II, Item 8., *"Financial Statements and Supplementary Data,"* of this Form 10-K:

(a)(2) INDEX TO FINANCIAL STATEMENT SCHEDULE

The following Financial Statement Schedule of the Registrant is filed as part of this report:

Schedules not listed above have been omitted because the information requested to be set forth therein is not applicable or is shown in the accompanying consolidated financial statements or notes thereto.

(a)(3) INDEX TO EXHIBITS

See Item 15 (b) below.

(b) EXHIBITS

The following list of exhibits includes exhibits submitted with this Form 10-K as filed with the SEC and those incorporated by reference to other filings.

Exhibit No.	Description
2.1	Agreement for the Entire Issued Share Capital of eventIS Group B.V. dated as of September 1, 2009 by and among Ventise Holding B.V., SeaChange B.V. and SeaChange International, Inc. (filed as Exhibit 2.1 to the Company's Quarterly Report on 10-Q previously filed on September 8, 2009 (File No. 000-21393) and incorporated herein by reference).
2.2	Amendment No. 1, dated as of September 1, 2012, to Agreement for the Acquisition of the Entire Issued Share Capital of eventIS Group B.V., dated as of September 1, 2009, by and among SeaChange International, Inc., Ventise Holding B.V. and SeaChange B.V. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q previously filed on December 7, 2012 (File No. 000-21393) and incorporated herein by reference).
2.3	Agreement and Plan of Merger, dated as of January 6, 2010, by and among SeaChange International, Inc., VividLogic, Inc., Vulcan Acquisition, Inc. and Shiva Patibanda in the limited capacity of Stockholder Representative (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K previously filed on January 8, 2010 with the Commission (File No. 000-21393) and incorporated herein by reference).
2.4†	Share Purchase Agreement, dated as of May 21, 2012, by and between SeaChange International, Inc., and Avail Media, Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K previously filed on May 25, 2012 (File No. 000-21393) and incorporated herein by reference).
3.1	Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.3 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).

Exhibit No.	Description
3.2	Certificate of Amendment, filed May 25, 2000 with the Secretary of State in the State of Delaware, to the Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 4.1 to the Company's Quarterly Report on 10-Q previously filed on December 15, 2000 with the Commission (Filed No. 000-21393) and incorporated herein by reference).
3.3	Amended and Restated By-laws of the Company (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K previously filed on January 25, 2011 with the Commission (File No. 000-21393) and incorporated herein by reference).
4.1	Specimen certificate representing the Common Stock (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
4.2	Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.3 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
4.3	Certificate of Amendment, filed May 25, 2000 with the Secretary of State in the State of Delaware, to the Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 4.2 to the Company's registration statement on Form S-3 previously filed on December 6, 2000 with the Commission (Filed No. 333-51386) and incorporated herein by reference).
10.1	2011 Compensation and Incentive Plan (filed herewith).
10.2	Form of Restricted Stock Unit Agreement pursuant to the Company's 2011 Compensation and Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed July 20, 2011 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.3	Amended and Restated 2005 Equity Compensation and Incentive Plan (filed as Appendix A to the Company's Proxy Statement on Schedule 14A previously filed May 25, 2007 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.4	Form of Restricted Stock Unit Agreement pursuant to the Company's 2005 Equity Compensation and Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed December 14, 2005 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.5	Form of Incentive Stock Option Agreement pursuant to the Company's 2005 Equity Compensation and Incentive Plan (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K previously filed on April 17, 2006 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.6	Form of Non-Qualified Stock Option Agreement pursuant to the Company's 2005 Equity Compensation and Incentive Plan (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K previously filed on April 17, 2006 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.7	Amended and Restated 1995 Stock Option Plan (filed as Annex B to the Company's Proxy Statement on Form 14a previously filed on May 31, 2001 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.8	Form of Incentive Stock Option Agreement pursuant to SeaChange's Amended and Restated 1995 Stock Option Plan (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 6, 2004 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.9	Form of Non-Qualified Stock Option Agreement pursuant to SeaChange's Amended and Restated 1995 Stock Option Plan (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on October 6, 2004 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.10	1996 Non-Employee Director Stock Option Plan (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).

Exhibit No.	Description
10.11	Line of Credit Agreement, dated as of November 28, 2012, by and among SeaChange International, Inc. and JP Morgan Chase Bank, N.A. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q previously filed on December 7, 2012 (File No. 000-21393) and incorporated herein by reference).
10.12	Change-in-Control Severance Agreement, dated as of April 30, 2012, by and between SeaChange International, Inc. and Raghu Rau (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 1, 2012 (File No. 000-21393) and incorporated herein by reference).
10.13	Change-in-Control Severance Agreement, dated as of February 26, 2013, by and between SeaChange International, Inc. and David McEvoy (filed herewith).
10.14	Change-in-Control Severance Agreement, dated as of February 26, 2013, by and between SeaChange International, Inc. and Anthony Dias (filed herewith).
10.15	Form of Indemnification Agreement (filed herewith).
10.16	Separation Agreement and General Release, dated as of August 15, 2012, by and between SeaChange International, Inc. and Ira Goldfarb (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed on August 17, 2012 (File No. 000-21393) and incorporated herein by reference).
10.17	Settlement Agreement, dated as of December 16, 2010, by and among SeaChange International, Inc., Ramius LLC and the other parties set forth on the signature pages thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed on December 16, 2010 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.18	Separation Agreement and Release of Claims, dated as of November 30, 2011, by and between SeaChange International, Inc. and William C. Styslinger, III (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed on November 30, 2011 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.19	Change-In-Control Severance Agreement, dated as of January 23, 2012, by and between SeaChange International, Inc. and Michael Bornak (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed on January 20, 2012 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.20	Separation Agreement and Release of Claims, dated as of February 23, 2012, by and between SeaChange International, Inc. and Yvette Kanouff (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed on February 23, 2012 with the Commission (File No. 000-21393) and incorporated herein by reference).
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of Grant Thornton LLP.
24.1	Power of Attorney (included on signature page).
31.1*	Certification Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

* Provided herewith.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

† Confidential treatment granted.

Exhibits which are incorporated herein by reference can be inspected and copied at the public reference facilities maintained by the SEC, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

(c) FINANCIAL STATEMENT SCHEDULES

We hereby file as part of this Form 10-K the consolidated financial statements schedule listed in Item 15 (a) (2) above, which is attached hereto.

SEACHANGE INTERNATIONAL, INC.
Schedule II — Valuation and Qualifying Accounts
For the Fiscal Years Ended January 31, 2013, 2012 and 2011

Description	Balance at beginning of period	Additions		Deductions and write-offs	Balance at end of period
		Charged to costs and expenses	Charged to other accounts		
	(Amounts in thousands)				
Accounts Receivable Allowance:					
Year ended January 31, 2013	$ 972	$ —	$ 8	$(167)	$ 813
Year ended January 31, 2012	$ 995	$ 100	$ —	$(123)	$ 972
Year ended January 31, 2011	$ 852	$ 147	$ —	$ (4)	$ 995
Deferred Tax Assets Valuation Allowance:					
Year ended January 31, 2013	$12,254	$6,996		$ —	$19,250
Year ended January 31, 2012	$ 6,985	$5,269	$ —	$ —	$12,254
Year ended January 31, 2011	$14,903	$ —	$(7,918)	$ —	$ 6,985

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, SeaChange International, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEACHANGE INTERNATIONAL, INC.

Dated: April 10, 2013

By: /s/ RAGHU RAU
Raghu Rau
Chief Executive Officer and Director

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Raghu Rau and Michael D. Bornak, jointly and severally, his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Form 10-K and to file same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ RAGHU RAU Raghu Rau	Chief Executive Officer, Director (Principal Executive Officer)	April 10, 2013
/s/ MICHAEL D. BORNAK Michael D. Bornak	Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary (Principal Financial Officer)	April 10, 2013
/s/ ANTHONY C. DIAS Anthony C. Dias	Chief Accounting Officer, Vice President, Finance (Principal Accounting Officer)	April 10, 2013
/s/ MARY PALERMO COTTON Mary Palermo Cotton	Director	April 10, 2013
/s/ THOMAS F. OLSON Thomas F. Olson	Director	April 10, 2013
/s/ STEVE CRADDOCK Steve Craddock	Director	April 10, 2013
/s/ CARMINE VONA Carmine Vona	Director	April 10, 2013
/s/ EDWARD TERINO Edward Terino	Director	April 10, 2013

Exhibit 21.1

SEACHANGE INTERNATIONAL, INC.
SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Subsidiary Jurisdiction
SeaChange U.S. Pty Limited	Australia
ZQ Interactive, Ltd.	British Virgin Islands
SEAC Canada Limited	Canada
eventIS GmbH	Germany
SeaChange India Private, Ltd.	India
VividLogic (India) Private Ltd.	India
S.E.A.C. Ireland Limited	Ireland
SeaChange Japan KK	Japan
Cambio Maritimo Mexico, S. de R.L de C.V.	Mexico
SeaChange B.V.	Netherlands
eventIS Group B.V.	Netherlands
eventIS Software Solutions B.V.	Netherlands
eventIS Interactive Solutions B.V.	Netherlands
SeaChange Philippines Corporation	Philippines
SeaChange LLC	Russia
SeaChange Asia Pacific Pte. Ltd.	Singapore
SeaChange Telekomünikasyon Hizmetleri Anonim Sirketi	Turkey
SeaChange International U.K. Ltd.	United Kingdom
eventIS (U.K.) Limited	United Kingdom
SeaChange Holdings, Inc.	United States
VividLogic, Inc.	United States

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated April 10, 2013, with respect to the consolidated financial statements, financial statement schedule, and internal control over financial reporting included in the Annual Report of SeaChange International, Inc. and subsidiaries on Form 10-K for the year ended January 31, 2013. We hereby consent to the incorporation by reference of said reports in the Registration Statements of SeaChange International, Inc. and subsidiaries on Forms S-3 (File No. 333-56410 with an effective date of April 30, 2002) and on Forms S-8 (File Nos. 333-136322 with an effective date of August 4, 2006, 333-17379 with an effective date of December 6, 1996, 333-100160 with an effective date of September 27, 2002, 333-65854 with an effective date of July 25, 2001, 333-113761 with an effective date of March 19, 2004, 333-128987 with an effective date of October 13, 2005, 333-147970 with an effective date of December 10, 2007, 333-153424 with an effective date of September 11, 2008, and 333-175707 with an effective date of July 21, 2011).

/s/ Grant Thornton LLP

Boston, Massachusetts
April 10, 2013

Exhibit 31.1

CERTIFICATION

I, Raghu Rau, certify that:

1. I have reviewed this annual report on Form 10-K of SeaChange International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 10, 2013

By: /s/ RAGHU RAU

Raghu Rau
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Michael D. Bornak, certify that:

1. I have reviewed this annual report on Form 10-K of SeaChange International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5 The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 10, 2013

By: /s/ MICHAEL D. BORNAK

Michael D. Bornak
Chief Financial Officer,
Senior Vice President,
Finance and Administration,
Treasurer and Secretary
(Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of SeaChange International, Inc. (the "*Company*") on Form 10-K for the year ended January 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, Raghu Rau, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Company's Annual Report on Form 10-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 10, 2013

/s/ RAGHU RAU

Raghu Rau
Chief Executive Officer and Director

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of SeaChange International, Inc. (the "*Company*") on Form 10-K for the year ended January 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, Michael D. Bornak, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Company's Annual Report on Form 10-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 10, 2013

/s/ MICHAEL D. BORNAK

Michael D. Bornak
Chief Financial Officer,
Senior Vice President,
Finance and Administration,
Treasurer and Secretary

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corporate *information*

board of directors

Thomas F. Olson
Chairman of the Board

Mary Palermo Cotton

Steve Craddock

Raghu Rau

Edward Terino

Carmine Vona

executive officers

Raghu Rau
Chief Executive Officer

Anthony Dias
Interim Chief Financial Officer,
Senior Vice President and Treasurer

David McEvoy
Senior Vice President,
General Counsel and Secretary



headquarters | 50 Nagog Park Acton, MA 01720 T 978.897.0100 F 978.897.0132

sales and support facilities | Acton, MA | Dundalk, Ireland | Eindhoven, the Netherlands | Manila, Philippines | Mumbai, India

STOCKHOLDERS INFORMATION

Requests for information about the Company and additional copies of this report should be directed to:

Investor Relations
SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720
Tel: 978.897.0100 Fax: 978.897.0132
investorrelations@schange.com

More information is also available on our website: **www.schange.com**

STOCK TRADING INFORMATION

SeaChange International's common stock trades on the NASDAQ Stock Market under the symbol SEAC.

TRANSFER AGENT AND REGISTRAR

Computershare
250 Royall Street
Canton, MA 02021
Toll Free (Domestic): 800.288.9541
TDD Hearing Impaired: 201.231.5469
International Stockholders: 201.680.6578
TDD International Stockholders: 201.680.6610
www.computershare.com/investor

INDEPENDENT ACCOUNTANTS

Grant Thornton LLP
226 Causeway Street
6th Floor
Boston, MA 02114
Tel: 617.723.7900
Fax: 617.723.3640
www.grantthornton.com

OUTSIDE COUNSEL

Choate, Hall & Stewart, LLP
Two International Place
Boston, MA 02110

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of SeaChange International, Inc. will be held on July 17, 2013 at the Company's headquarters at 50 Nagog Park, Acton, MA.

SEACHANGE CORPORATE HEADQUARTERS
50 Nagog Park, Acton, MA 01720 T 1.978.897.0100
www.schange.com

